SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 21, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE SA
3, avenue Newton
78180 Montigny-le-Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]            Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]             No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Annual Report for Fiscal Year 2003-2004

EXHIBIT LIST

Item

1.	Annual Report for Fiscal Year 2003-2004

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA

March 21, 2005	By:	/s/ Sian Herbert-Jones

		Name:	Sian Herbert-Jones
		Title:	Chief Financial Officer

Item 1

     All you need
to be the best

2003-2004

This annual report is a translation of the Document de Référence filed with the French Autorité des Marchés Financiers (AMF), on November, 25, 2004, in accordance with the COB regulation, 98-01. It may be used for a financial operation, if an operation notice approved by the AMF is attached to it.

Contents

To be the best…. The Sodexho advantage		3

Our financial model – 2003-04 key figures		5

A shared vision – our culture		8

Executive Committee – a focused team		11

Worldwide market leader – our activities		12

Providing support for the kind of life you love		13
Sustainable development:
✓	With our clients	14
✓	With our customers	16
✓	With our employees	21
✓	With our suppliers	25
✓	With our shareholders	27
✓	With our host countries	28

Activities: All you need to be the best		33

Operational Committee		34
✓	Business and Industry	36
✓	Prestige	43
✓	Defense	47
✓	Correctional Services	51
✓	Healthcare	55
✓	Seniors	61
✓	Education	67
✓	Remote Sites	73
✓	Service Vouchers and Cards	79

Corporate governance: transparency first		85

Financial information: investor confidence is our top priority		106
✓	Financial summary	107
✓	Financial communications	111

Sodexho in the world: partnering with leading organizations in 76 countries		121
✓	Managed growth	122
✓	Corporate directory	124

Financial review		133

To be the best…

…the Sodexho
advantage

We take the time to know our clients' business

Sodexho is the "Quality of Life" specialist in business, industry, education, healthcare, national defense, and remote sites. We remain at the forefront of market trends so that your focus is our aim. Whatever your core business may be, our teams are trained and organized to meet your needs and support your aspirations.

Innovation leads to a better quality of life

At Sodexho, innovation is a priority ensuring that quality of life improves for our clients and customers on a daily basis. We encourage our people to innovate at every level of our organization, and the majority of our innovations are the direct result of listening to clients and customers. Over the past two years, nearly 1,500 Sodexho employee-innovators have suggested more than 800 innovations.

Our core values and ethical principles are the
foundation of our progress

Service spirit, team spirit and spirit of progress form the cornerstones of our core values. Of equal importance is our strong commitment to the principles of trust, mutual respect for one another, transparency in our finances, and complete integrity and the highest ethical standards in our business practices. These principles and ethics comprise the foundation of our shared corporate culture, the signposts that guide each Sodexho employee in their daily activities.

Building partnerships with every client

From the Americas to Europe to Asia Pacific and beyond…every organization we serve –large or small – benefits from partnering with Sodexho. Small clients appreciate our willingness to listen and understand their needs, our expertise, our innovation and our use of best business practices to help them reach their goals. Larger clients understand the value of Sodexho’s worldwide network, yet appreciate our solutions, tailored to meet their specific needs at each site.

A trademark that manifests our commitments

The Sodexho name and trademark have become symbols of the quality of our services, and of the values we share with our clients, customers, employees and shareholders. Over the past four decades Sodexho has become an internationally recognized and trusted brand, and we will continue our efforts to remain the benchmark provider in all that we do.

Our financial model

2003-04 key figures

11.5 billion euro in revenues
          313,000 employees at 24,900 sites
                    Present in 76 host countries

CONSOLIDATED REVENUES

	€ millions	US$ millions
1999-2000:	10,505	10,235
2000-2001:	11,943	10,554
2001-2002:	12,612	11,488
2002-2003:	11,687	12,490
2003-2004:	11,494	13,855

For fiscal 2004, consolidated revenues of 11.5 billion euro were 1.6% lower than in the prior year as a result of a negative currency effect of 5.8%. Organic growth was 4.1%.

REVENUES BY REGION

North America	44%
Continental Europe	34%
United Kingdom and Ireland	12%
Africa, Asia and Pacific Rim	7%
Latin America	3%

REVENUES BY ACTIVITY

Food and Management Services	98%
Business and Industry	40%
Defense	3%
Correctional Services	2%
Healthcare	18%
Seniors	6%
Education	24%
Remote Sites	5%
Service Vouchers and Cards	2%

The Service Vouchers and Cards activity represents 2% of consolidated revenues. However, issue volume (i.e. the aggregate face value of the vouchers) totaled 4.8 billion euro.

NUMBER OF EMPLOYEES

1999-2000:	285,986
2000-2001:	313,469
2001-2002:	315,141
2002-2003:	308,385
2003-2004:	312,975

NUMBER OF OPERATING SITES

1999-2000:	22,172
2000-2001:	24,325
2001-2002:	24,681
2002-2003:	23,873
2003-2004:	24,866

EMPLOYEES BY REGION

North America		37%
Continental Europe		27%
United Kingdom and Ireland		16%
Africa, Asia and Pacific Rim		10%
Latin America		10%

EBITA

	€ millions	US$ millions
1999-2000:	539	525
2000-2001:	586	518
2001-2002:	528	481
2002-2003:	514	549
2003-2004:	515	621

EBITA totaled 515 million euro. The EBITA margin increased from 4.4% to 4.5%.

NET FINANCIAL DEBT TO SHAREHOLDERS’ EQUITY

(includes minority interests)

1999-2000		57%
2000-2001:		62%
2001-2002:		56%
2002-2003:		52%
2003-2004:		41%
Net financial debt of 907 million euro decreased by 294 million euro from the prior year.

CASH FLOW PROVIDED BY OPERATING ACTIVITIES

	€ millions	US$ millions
1999-2000:	375	365
2000-2001:	410	362
2001-2002:	391	356
2002-2003:	390	418
2003-2004:	451	544

Cash flow provided by operating activities of 451 million euro increased by 15% from the prior year.

GROUP NET INCOME

	€ millions	US $ millions
1999-2000:	85	82
2000-2001:	138	122
2001-2002:	183	167
2002-2003:	162	174
2003-2004:	183	221

Group net income of 183 million euro reflected strong growth and, excluding currency effects, increased by 21% from the prior year.

DIVIDENDS PAID

	€ millions	US$ millions
1999-2000:	75	73
2000-2001:	89	79
2001-2002:	97	88
2002-2003:	97	104
2003-2004:	111*	135*

*Subject to shareholder approval at the Annual Shareholders’ Meeting, February 8, 2005.

The Board of Directors has recommended the payment to shareholders of a dividend per share of 0.70 euro

EARNINGS PER SHARE (in euro)

1999-2000:	0.63
2000-2001:	1.00
2001-2002:	1.15
2002-2003:	1.02
2003-2004:	1.15
Earnings per share of 1.15 euro increased by 13% from the prior year.

A shared vision

Our culture

Creating sustainable quality of life requires a deliberate, ongoing effort on everyone’s part. Sodexho establishes firm guidelines to support its long-term strategy and its daily business. These guidelines are simply stated in our philosophy. They are in the values and the ethical principles that underpin our corporate culture.

Our philosophy

Who we are
Our company is a community that includes clients, customers, employees and shareholders. Our purpose is to exceed their expectations.

Our business focus: organic growth
We will continue our focus on achieving organic growth in earnings and revenues, while contributing to the economic health of the countries where we provide our services. When all of our employees are committed to growth, then growth happens.

Our mission
Improve the Quality of Daily Life.

Our objective
Sodexho aims to be the benchmark company wherever we offer our services throughout the world.

Our core values

We do the utmost to ensure that all 313,000 of our employees share our three core values:

Service spirit

As our founder and Chairman, Pierre Bellon, has often said, “True dignity lies in being of service to others.” For the men and women of Sodexho, this “Service Spirit” is more than a slogan…it’s an attitude towards daily life that is embodied in all that we do each day to take care of those whom we serve. It’s about listening and paying attention to details. It is also being available, responsive, welcoming and efficient, and doing what we say we will do. We believe our managers need to stay close to their customers.

Team spirit
In a team environment, everyone contributes their individual talents, personality and particular skills. The winning team is the one whose members also demonstrate respect and appreciation for each other. The role of the team manager is to combine all this talent, and channel the energy into a single direction. Winning is the objective, with team members always putting the group’s interests before their individual ambitions. At Sodexho, we believe a sense of team spirit throughout the organization is absolutely essential to our success, and is as important at our work sites as it is in our boardroom.

Spirit of progress
Every day, Sodexho team members strive to give their best. This means going the extra mile, continuously improving performance and daring to take initiative. We encourage our managers and employees continually to question the status quo and to never stop thinking about how things can be done better. We recognize that we won’t progress if we don’t understand our failures as well as our successes. We regard continuous innovation and improvement as critical to our success in anticipating and meeting the needs of clients and customers. We believe our collective progress as a company is made possible by the personal progress of every individual within the organization.

Our ethical principles

Our ethical principles are simple – we value trust, mutual respect for one another, and transparency in our finances, as well as complete integrity and the highest ethical standards in our business practices.

Trust
results in loyalty.
Over the past 40 years, Sodexho has earned the trust of thousands of clients and millions of customers all around the world, establishing loyal and enduring relationships with its clients, employees, shareholders, suppliers and other stakeholders.

Respect for people,
the heart of Sodexho.
Sodexho is committed to providing equal opportunities for all employees regardless of their race, national origin, creed, political beliefs, personal opinions, gender, lifestyle choices or age. Because respect is an inalienable part of our commitment to improving the quality of daily life for those we serve, Sodexho is strongly committed to creating a work environment based on mutual respect for all individuals and building a culture that appreciates and values the experiences and skills brought by each person to benefit our organization. Every Sodexho employee has the right to voice a complaint or concern, and to be heard in a timely manner, in an atmosphere of respect, concern, and cooperation. In this way, Sodexho seeks to create an environment that fosters mutual respect among all of our people.

Transparency,
more than just the right to useful information, for Sodexho, transparency is an important part of our culture.
  We are committed to ensuring that every employee is informed in clear, practical terms of their objectives, rights and duties, while also receiving periodic updates about important corporate news and events. Employees are expected to be completely transparent in the information they provide.
  We will continue to provide all shareholders with equal access to the same accurate, clear information about our company and our business.
  We will provide high-quality products and services to our clients and will always seek to create value for them.
  We will offer our vendors and suppliers clear, understandable contracts at fair terms, with the expectation that they too will operate ethically.

Business integrity,
an absolute commitment to the highest standards of integrity and ethical business practices.
Sodexho will not engage in unethical, illegal or unfair business practices anywhere in the world – and we expect our partners to observe the same high standards of ethics that have been the hallmark of our company. Wherever we do business, we will not tolerate business practices that are not based on our core principles of trust, integrity and fairness.

Executive Committee

A focused team

ELISABETH CARPENTIER
Group Senior Vice President and Chief Human Resources Officer

JEAN-MICHEL DHENAIN
Group President and Chief Operating Officer Executive Committee Vice President

SIÂN HERBERT-JONES
Group Senior Vice President and Chief Financial Officer

VINCENT HILLENMEYER
Group Senior Vice President, Strategic Planning

MICHEL LANDEL
Group President and Chief Operating Officer
Executive Committee Vice President
Effective September 1, 2005: Chief Executive Officer, Sodexho Alliance

PHILIPPE LAUTHIER
Group Senior Vice President, Procurement

RICHARD MACEDONIA
President and Chief Executive Officer
Sodexho
North America

CLODINE PINCEMIN
Group Senior Vice President, Corporate Communications and Sustainable Development

Worldwide market leader

Our activities

FOOD AND MANAGEMENT SERVICES

A Worldwide market leader

98% of group revenues
11.245 billion euro in consolidated revenues
13.554 billion US$ in consolidated revenues

Business and Industry
Prestige
Defense
Correctional Services
Healthcare
Seniors
Education
Remote Sites

SERVICE VOUCHERS AND CARDS

N°2 worldwide

2% of group revenues
4.8 billion euro in issue volume
249 million euro in consolidated revenues
300 million US$ in consolidated revenues

293,000 clients 12.9 million consumers 825,000 affiliates 1.5 billion vouchers issued

SUSTAINABLE DEVELOPMENT

     Providing support
for the kind of life you love

With our clients…

…creating strong, long-term partnerships

Sodexho has a commitment to create value for our clients over the long term, forming the basis for strong, lasting partnerships.

Achieving client satisfaction is at the heart of all that we do. Our work helps to improve the image, reputation and efficiency of each client’s organization. We constantly seek ways to improve the quality of the services we provide in a shared quest for innovation.

Listening to clients every day builds long-term partnerships
Sodexho in Canada surveyed its clients across all business segments, seeking feedback on satisfaction with management teams, reporting procedures and service levels. Sodexho in Canada utilized the responses to create several new services, and last year achieved a client retention rate of more than 97 percent, which confirms the importance of this kind of analysis (source: Sodexho research).

Sodexho in the Czech and Slovak Republics commissioned an independent polling agency (Incoma) to interview 155 Czech and 23 Slovakian clients, comprising about 80 percent of the client base in both countries. Incoma also collected the responses of 16,690 Czech and 3,284 Slovakian customers. Findings revealed an overall satisfaction rate of 84 percent for clients and 89 percent for customers in the Czech Republic, and 66 percent and 90 percent, respectively, in Slovakia. This analysis contributed to the creation of a long-term quality improvement plan, presented to clients and implemented at each site.

Understanding each client's core business creates stronger relationships
Sodexho in the U.S. and the National School Boards Association (NSBA) proudly celebrated 10 years of partnership in presenting the Magna Awards, which honor initiatives to advance student learning, and bold, innovative school board leadership in American education (for more details, see Education, page 69).

Clients salute Sodexho's partnering commitment
Sodexho in the UK received the Hospitality Assured Business in Excellence Award for the quality of services provided to BAT. Sodexho in Singapore along with its client, Foster Wheeler, received a safety award from the Ministry of Manpower, after reporting two million man-hours worked without a single accident. In other accident prevention achievements, Universal Sodexho in the UK received three prestigious citations: a British Safety Council award for the fifth consecutive year, an award from the Royal Society for the Prevention of Accidents (RoSPA), and for the third time, an International Association of Drilling Contractors safety award. In India, Dell Computers chose Sodexho as a "preferred partner."

Client retention

[Worldwide] Clients for Life®

Sodexho Health Care in the U.S. shared client retention best practices with senior management. Best practices include Clients for Life®, a suite of processes for building and maintaining client loyalty, a strategic priority for the Group. The method uses client and customer survey programs as proactive tools to garner feedback, identify improvement areas, measure results and benchmark throughout the organization. Deployment in the UK, for instance, involves Clients for Life® training workshops, which benefit from regular contact with U.S. operations in order to exchange ideas and information. The program is also being rolled out in France, the UK and other European countries, as well as in Australia, Canada and Mexico. What is remarkable about Clients for Life® is its emphasis on day-to-day client relations in a spirit of service that we strive to promulgate throughout our organization.

> Key Performance Indicator

A client retention rate objective of 95%

  Retention rate in 2002-2003: 92.8%
  Retention rate in 2003-2004: 93.2%

In 2003-2004, Sodexho's client retention rate advanced by 0.5 percent. Furthermore, fully half of the company's subsidiaries, including in the U.S. and Canada, enjoy retention rates at or above 95 percent. Although retention rates vary by country, Sodexho progressed overall in terms of client retention. For instance with Sodexho in Spain, retention increased more than four percentage points. In other countries, such as with Sodexho in Brazil, retention rates either improved at the same or better rates. Progress continues in all subsidiaries as the importance of client retention and the means to improve it are shared among operations.

The client retention rate is calculated on the previous fiscal year revenues for contracts lost to competitors or to self-operation, divided by the total previous fiscal year revenues for the unit under review. Contracts terminated at Sodexho's initiative, fixed-term contracts, and site closures, resulting from businesses moving offshore, are also included. Sodexho's retention rate is calculated in an exhaustive manner. Competitors may use other methods to determine retention rates.

With our customers…

…improving the Quality of Daily Life

Sodexho has a commitment to provide a portfolio of services that help to improve the quality of life for everyone who entrusts us with their well-being.

Learning what makes a difference…
The needs of a growing child, a healthy adult, or a disabled senior are quite different, and quality of life criteria vary greatly according to each customer’s age, living environment and nationality. The Sodexho Research Institute on the Quality of Daily Life, the Sodexho Personix customer research program and other national studies demonstrate our commitment to analyzing the needs and expectations of clients and customers in order to adapt and customize our products and services.

Anticipating expectations

[UK] 2004 University Lifestyle Survey

In a move to expand the scope of the Sodexho Research Institute on the Quality of Daily Life, a survey was commissioned to deepen understanding of customer needs in the British Higher Education marketplace. The survey covered four areas: choosing and funding a university education; lifestyle and eating habits; retail outlets; and personal pressures and security. Researchers from Business Planning and Research International (BPRI), an independent consultancy, conducted the fieldwork, interviewing 2,022 students at 30 universities. This was the first time that such a study focused entirely on the views of students. Findings reveal how students really see things and give a clear picture of how services affect the quality of their daily lives (and indirectly their scholastic performance), while at university.

…and tailoring responses
In order to exceed our customers’ expectations daily, we continually expand our service portfolio. Today, somewhere in the world, Sodexho is managing daycare centers and providing dry cleaning services on office premises. We’re in hospitals, sterilizing operating rooms and disposing of medical waste. At the same time, we’re providing nutritional education in schools, cleaning uniforms for the military, and desalinating sea water on remote sites…the list goes on.

Altys, Sodexho's multiservice subsidiary, launched operations in Australia, and continued its development in Europe. After entering markets in Germany and Belgium, Altys is now present in Austria, the Czech Republic, Sweden and Switzerland. In Latin America, Sodexho set up a multiservice competence center, enabling it to deploy highly specialized services, including maintenance of production installations for Sofasa (Toyota-Renault) in Medellín (Colombia) and Quality certification applications for agro-industry clients in Chile. In Poland, this expertise won Sodexho the 2003 Best Facilities Management Company award for the subsidiary's multiservice management of 37 intelligent buildings.

Multiservice offering

[USA] Sodexho Campus Solutions

The educational institutions that choose the Sodexho Campus Solutions team for capital improvement projects tap into a full suite of design and construction skills from the leading provider of services in the campus market. In addition to food and facilities management services, Sodexho also provides design and development, construction services, and procurement of equipment and furnishings. As a result, Sodexho clients are more quickly and easily able to identify needed improvements, designing a facility that meets the needs of their institution. The construction process is managed more effectively, and equipment and furnishings are procured at the best cost for their project. To date, four campuses have benefited from this program, including Union College in Schenectady, New York, where Sodexho completed the renovation of an existing dining facility on time and within budget.

> Key Performance Indicators

Percentage of revenues from non-food services
• In 2002-2003: 19%
• In 2003-2004: 20%

Publication of studies on consumer behavior
• USA – The Millennial Generation (research paper): Nutrition and wellness issues impact children's ability to think, learn, grow and develop into healthy adults. As a leading provider of child nutrition for K-12 schools, Sodexho has published a 28-page research piece, profiling today’s students in terms of their eating habits and lifestyle.

• Worldwide – Sodexho Personix (customer research program): This online tool is used for analysis of specific serving locations, with a view to customizing foodservice. Seventeen European countries have already adopted this method (previously known as Conviv'styles®) in order to foster the sharing and expansion of the Sodexho offering.

• UK - 2004 University Lifestyle Survey (see related article)

Sodexho has a commitment to lead in reducing food safety risks.

As a provider of food service to some of the most vulnerable segments of the population, including children, hospital patients and the elderly, Sodexho has long been a leader in food safety. As a result, we enjoy one of the best safety records in our industry. Our managers are trained to understand and evaluate risks, implement preventive procedures, and communicate effectively with their employees on proper food handling procedures.

Risk prevention comes first
Risk prevention begins with assessing the quality of our vendors and suppliers and making sure that they employ stringent safety standards in the goods they provide to us (see With our suppliers, page 25). In France, Sodexho has taken the further step of creating a Scientific Council that, together with the Pasteur Institute in Lille, has a mission of assessing and alerting the public in the event of a food safety issue. Sodexho in Italy has a similar structure. In each country, a task force manages alerts, immediately informs clients and customers, and when appropriate, blocks the further distribution and sale of products, where there is a potential concern.

This practice conforms to the HACCP food safety system (Hazard Analysis and Critical Control Points), which is designed to prevent the occurrence of potential hazards in catering operations – from the moment products are received to the time they are served to consumers. In the U.S., Sodexho has also implemented ServSafe®, a training and certification program sponsored by the National Restaurant Association’s Educational Foundation.

Food safety

[Belgium] Film study raises awareness

If they are to be successfully implemented, best practices must become an integral part of the way an organization operates. A new training program enables catering departments to deepen their understanding about, act on and inform others about food safety. The movie, Top and Flop, presents scenes from everyday life to illustrate the HACCP system, using a generous dose of humor to convey a serious message. Available in video and CD formats, Top and Flop has been distributed to all sites, along with a brochure, in order to raise awareness among staff and new hires alike. A quiz is also available on the corporate intranet to check individual knowledge, and determine if additional training is necessary.

> Key Performance Indicators

Annual publication, by major region, of the number of bacteriological tests conducted at Sodexho-managed establishments

• For example during the fiscal year, 46,432 tests were conducted in France at Sodexho sites, and 208 audits at supplier sites.

Application of safety standards on Sodexho sites
• Most country subsidiaries have implemented the HACCP system. In the U.S., Sodexho audits its sites each year for compliance with food safety regulations, and the Gold 100 Award, created in 2003, recognizes serving locations that achieve 100% compliance with HACCP standards.

Sodexho has a commitment to educate children and young people about the importance of eating right and learning good nutritional habits.

As the world’s leading provider of food service to schools, we believe we have a special responsibility to educate young people about the benefits of good nutrition. We partner with experts, educators and doctors to develop information that helps parents understand how good nutrition can have a positive impact on the growth and development of their children.

Eat well, live well
All around the world, Sodexho is dedicated to raising awareness among our clients and customers about healthy eating habits. In October 2003, Sodexho in France participated in the event, Semaine du Goût (Flavor Week) to stress the importance of including fish in one's diet. In the U.S., we’ve introduced numerous initiatives to promote good eating habits among children (e.g., School Stars in primary schools, and Performance Zone in secondary schools.). Sodexho in the UK runs over 1,000 "Clubs Joules" to encourage better eating and leisure habits among children in primary schools; and in Brazil, through Sodexho's Nutrimania program, customers learned about the principles of balanced eating: first, among students at the Colegio Santo Americo, and then, among employees of Motorola Brasil. Sodexho's commitment to healthy eating was also recognized in the UK, where we received the Big Tick Standard, during the 2004 Business in the Community Awards ceremony.

Nutrition and health

[France] Sodexho's Fêtavi clubs

Fêtavi is a nutritional education program that helps small children learn to eat well. In Sodexho's Fêtavi clubs, 8 to 11 year olds gain classroom knowledge and a practical understanding of how they can practice good eating habits at home. Children find out about the basics using the Nutricom® software package, which was developed exclusively for Sodexho. Using this program, each child is able to assess their own individual eating habits and gain a better appreciation of the value of the four basic food groups. Students are provided with special notebooks that also include games, recipes, hints…and advice for parents. At the school cafeteria, the fun goes on with special plates and graphics that show children how to compose a balanced meal. Through our participation in this initiative, PNNS (Plan National Nutrition et Santé, or French national nutrition and health plan) lauded Sodexho's Fêtavi clubs for improving the eating habits of children and for helping to prevent childhood obesity.

> Key Performance Indicator

Publication of information on balanced nutrition for customers (examples)

• Italy - In the Education segment, Sodexho published three booklets on when, what and how much to eat. These booklets are available to parents, together with a dictionary of foods.

• France - A quarterly magazine addresses topics of Attitude and Quality of Life.

Targeting employees and consumers in companies, government offices, schools and healthcare establishments, the magazine promotes Sodexho's food safety and healthy eating policies.

• USA - Information boards, posters, monthly brochures and CDs support the nutritional education programs, School Stars and Performance Zone, which target children in primary and secondary schools. For more details, see Education (page 70).

• Canada - Sodexho launched a health and wellness program aimed at clients, customers and employees. In addition, information flyers were distributed at all national accounts, providing nutritional tips from our team of registered dietitians.

• Turkey - Booklets for schoolchildren, about the principles of nutrition, are published monthly.

With our employees…

…encouraging a fulfilling professional life

Sodexho has a strong commitment to provide our employees with a “social elevator.”

At Sodexho, we believe in providing every employee with the opportunity to expand their skills and responsibilities.

Apprenticeship offers bright future
On-the-job apprenticeships remain a popular mode of training. At Sodexho in the UK, nearly 140 employees and service assistants seek to gain National Vocational Qualifications each year. A similar effort exists in France, where some 250 workers have sought qualifications that will enable them to move up within our organization. Numerous programs have also been organized in partnership with schools and universities. In Italy, for example, we arranged more than 200 internships with the Milan Hotelery School. In Australia, we have developed strategic relationships with vocational training schools, such as the William Angliss Institute of Technical And Further Education (TAFE).

Moving up
Advancement of the company's best employees is a key factor in employee motivation, and a driver in developing a strong sense of group purpose. This process begins by identifying individuals possessing strong potential for upward career growth. In France, for instance, each site identifies an employee who can act as "second in charge." This way, there is a gradual delegation of site management tasks to individuals, as they acquire the skills that eventually qualify them for promotion to this position. Personalized internal training programs, such as at the school of continuing education for new site managers, in Italy, and the Sodexho Master of Business diploma, in Finland, provide us with additional ways of nurturing potential and accelerating promotion. External training programs are also available. During the past fiscal year, 1,200 people were promoted, and nearly 80,000 participated in some type of job training program (see Social Information, page 240).

Today, and beyond
Personal development and sharing knowledge at all levels are also part of our corporate culture. In the U.S. and Canada, we offer classroom training as well as online classes via the Sodexho University, which blends skill building with personal development. At Sodexho in the UK, senior managers take classes at Manchester Business School. There is also a multimedia lending library for self-tutoring, at home or at work, in a variety of management skills. The Sodexho Management Institute welcomes senior managers to seminars to exchange best practices and to encourage sharing a common managerial vision.

"Social elevator"

[USA] Judith Galvez, General Manager, Custodial Services for the University of La Verne

Ms. Galvez joined the company in 1990 as a full-time housekeeper in the Corporate Services Division. Her desire to grow with the company was fuelled by her ability to develop her knowledge and skills. In 1992, she was promoted into an administrative assistant position, giving her the opportunity to learn about the custodial business. In 1994, she was named assistant manager for facilities at the University of La Verne, located in Southern California. Ms. Galvez continued developing her skills in pursuit of greater challenges and, in 1997, was promoted to Manager of Facilities at Scripps College, also in California. In 1999, she returned to the University of La Verne, moving up to her current position as General Manager of Custodial Services. Today, she supervises 32 employees and is pursuing a new goal: a position in the Human Resources department. When asked of the accomplishment she is most proud of in her career with Sodexho, Ms. Galvez responded, "The company has given me the opportunity to progress."

> Key Performance Indicator

Number of internal promotions as a percentage of total job vacancies
• In 2003-2004: promotions from lower grades filled 13% of supervisory and 28% of managerial job openings.

Sodexho has a commitment to diversity and inclusion.

Our ability to integrate the skills and experience of people from countries with different cultures, and at vastly different stages of economic development, is a key driver of our long-term growth and success.

For Sodexho, ensuring that every employee has an equal opportunity for success is a priority everywhere we operate
Following the example set in the U.S., our teams in Canada created their own 12-member Diversity Council, comprising 7 women and 5 men, with approximately half drawn from minorities. The Council has established goals to ensure diversity and inclusion in recruiting, retention, training, and career advancement. The council meets quarterly to review progress.

In the U.S., we’ve established Employee Network Groups, including the African American Leadership Forum (AALF), the Pan Asian Network Group (PANG), the Sodexho Organization of Latinos (SOL), and the Women’s Network Group (WiNG). In addition to supporting and advising on the company’s overall diversity strategy, Network Groups play a vital role in helping employees find success within the company.

In October 2004, Sodexho in France signed the Charte de la Diversité dans l'Entreprise (diversity charter in business), drawn up by the Institut Montaigne, an independent think tank, which brings together business leaders, academics and employees.

In another example, Sodexho in the UK operates a 12-week program, called ESOL (English Speaking for Other Languages), for kitchen staff at its Alperton site, with the goal of helping employees become more effective in their work, while improving their ability to communicate within the local community.

Equal opportunity

[USA] Awards in 2003-2004

– Michel Landel was one of 10 CEOs to receive the 2003 Diversity Best Practices CEO Leadership Award for his ongoing commitment to creating an environment of diversity and inclusion for Sodexho employees, clients, vendors and partners in the United States
– Asian Enterprise Magazine names Michel Landel Diversity Advocate of the Year
– Savoy Professional Magazine cites Sodexho as one of the 50 top companies that promote hiring of African-Americans
– Diversity, Inc. Magazine lists Sodexho in its Top 50 Companies for Diversity
– Sodexho ranks 23rd among Black Collegian Magazine’s Top 100 Employers
– Sodexho receives the Strategic Examples of Excellence in Diversity Award
– The Black Human Resources Network gives Sodexho’s U.S. HR Officer its Private Sector Human Resources Professional Excellence Award

Gender equality
This is more than an attitude; women comprise 56 percent of Sodexho's worldwide workforce, and hold 43 percent of managerial positions. Sodexho in Finland's Operational Committee seats 11 women and 3 men. Two thirds of members of Sodexho in Canada's Operational Committee are women. Two women are, respectively, Human Resources Director and Marketing & Communications Director for the Latin American region. At Sodexho in Denmark's food services division, nearly 75 percent of site managers are women.

Different initiatives aim at enhancing the role of women in our organization. Mentoring, training, and daycare centers allow them to better balance family and career responsibilities. A lactation room, for instance, is now open at Sodexho's head offices in the U.S. in support of a companywide breast-feeding policy. Part- and flexi-time schedules are offered at numerous subsidiaries. This way at Sodexho in Canada, women can "gradually" return from maternity leave. At Sodexho in the Netherlands, a Web site (Women’s Network) eases the return of women, who have taken a temporary leave of absence for family reasons.

Integration of disabled and disadvantaged workers
We are proud to be the only food and management service provider to operate a division that specializes in client establishments for the disabled. That is why over 500 disabled people work for Sodexho in France, and 200 are trained every year. During the fiscal year, Sodexho in Italy hired 194 disabled or disadvantaged workers, in addition to 706 long-term unemployed.

Professional integration

[France] Dolorès Tas: "Working with the disabled makes the job more rewarding."

A 15-year veteran with Sodexho, Dolorès Tas has moved her way up in the company. Today, at the La Courbaisse CAT (Centre d'Aide par le Travail, or work rehabilitation center), she runs the central kitchen and participates in integrating disabled employees into the workforce. This has been a new experience for her, with a strong sense of compassion a key requirement for success. Ms. Tas works to ensure she is attentive to each individual's personal limits – a good listener, she makes sure she is always available. "You have to be on the ball, able to demonstrate what's wanted, sometimes over and over,” she notes. Her successful formula has resulted in two disabled workers, earning full-time positions.

> Key Performance Indicator

Employee satisfaction survey, conducted every two years

In 2003-2004, an employee survey was conducted in eight European countries: Belgium, Finland, France, Germany, Ireland, Spain, Sweden, and the UK, with more than 15,600 people responding – representing 48 percent of those polled.

  62% say they are proud and very satisfied to work for Sodexho.
  70% say they have opportunities to work in teams, and 65% say they benefit from training provided by the company.
  63% believe there is a good balance between their professional and private lives.

With our suppliers…

...building balanced long-term relationships

Sodexho has a commitment to a procurement process that guarantees the origins of the products we use.

Sodexho believes in forging balanced long-term business relationships with suppliers, choosing them both for providing high-quality products in the quantities needed, and for committing to ethical standards. For example, in France we contractually specify Total Quality and Traceability for each agro-industrial sector. This way, we know the exact composition of products, we can check on the manufacturing process, thoroughly inspect deliveries, and can track them no matter where they are finally served. As for Sodexho in Norway, food suppliers must be certified by the Norwegian Public Health Department.

Transparency

[Europe] Total traceability

Today, all of the group's European agro-industrial contractors are systematically audited for complete upstream and downstream supply-chain traceability. As an example, the European standard contract for fresh and frozen poultry requires suppliers to demonstrate total product traceability, from the farmyard to our distribution platform. Furthermore, the contract stipulates that poultry must be fed a diet that is composed entirely of vegetables and grain, without the use of antibiotics to enhance growth.

> Key Performance Indicator

Purchases of approved products as a percentage of total products
This indicator is subject to company-wide consolidation and is not yet available.

Sodexho has a commitment to strongly encourage suppliers to respect our sustainable development values.

We have a commitment to promote among our suppliers our sustainable development values, which mirror the principles of the International Labour Organization. As a result, we involve our suppliers in our sustainable development initiatives, and require them to commit themselves to those same principles, in addition to participating in our food safety programs.

An important aspect of our food service contract with the US Marine Corps is our commitment to outsource a minimum of 30 percent of the work to small companies and minority or women-owned vendors. In China, we stipulate in our merchandise procurement contracts that our suppliers may not hire workers under the age of 16. Sodexho in Australia is a leader in protecting the environment, helping to reduce the number of manufactured goods ending up in landfills. Throughout 2004, Sodexho in Australia will be reviewing the environmental performance and recycling capabilities of all current and new suppliers and subcontractors.

Ethics

[USA] Supplier Code of Conduct

In step with the group's ethical principles, Sodexho in the U.S. distributed a Code of Conduct to all of its certified suppliers, vendors, contractors and partners. Upon renewal of their contracts, vendors must demonstrate that they conduct business in a responsible manner, with appropriate standards for child labor, wages and benefits, working hours, health and safety guidelines, disciplinary practices, environmental guidelines, community involvement, ethical standards, and conflicts of interest. Suppliers are encouraged to ensure that the code is communicated throughout their supply chains.

> Key Performance Indicator

Percentage of purchasing from certified suppliers
This indicator is subject to company-wide consolidation and is not yet available.

With our shareholders…

...ensuring all shareholders receive the same information at the same time

Sodexho has a commitment to provide all shareholders with the same accurate, clear, transparent information, simultaneously, on a regular basis.

Sodexho respects the principles of good corporate governance, and we are particularly vigilant as to the accuracy, relevance and regularity of our financial communications (see page 85). In order to provide complete transparency, Sodexho Alliance is committed to providing equal treatment for all shareholders (see page 111).

We are attuned to the needs of our shareholders and the financial community, seeking constantly to improve the efficiency of our investor relations process. Every year, we survey our shareholders to provide them with an opportunity to express their opinions and ask questions, and to poll them concerning the quality of investor information. After the Annual Shareholders Meeting Sodexho provides each shareholder with responses to their questions, and presents the survey’s findings.

Our goal is to ensure that all shareholders have the information they need to understand our company’s strategic choices and objectives. This information is also available on the Sodexho Alliance Web site (www.sodexho.com), which enables users to check on the company's share price in real time, and to participate in meetings including those with financial analysts.

Awards

[France] Twin citations for the French edition of the 2002 Sodexho Alliance annual report

Top Com d’Or Corporate Business 2004, advertising industry award in the category "annual reports for listed companies"

Grand Prix Stratégies 2003, advertising trade press award in the category "corporate publications"

> Key Performance Indicator

Yearly shareholder survey concerning the quality of information they receive
For fiscal 2004, 35,000 Sodexho shareholders were polled, with a total of 1,645 responses. Answers to their more than 2,000 questions, plus the survey results, have been provided to all shareholders.

With our host countries…

...contributing to their economic and social development

Sodexho has a commitment to support the development of local economies, promoting local hiring, purchasing local products and, in some of the world’s most disadvantaged countries, supporting initiatives to stimulate local economic growth.

Our commitment to improving quality of life means that we often become involved in the economic and social development of the countries where we provide our services. In order to help people build a brighter future for themselves and their families, we seek to hire the majority of our employees from among the local workforce. We also seek to purchase local products and in doing so, promote the creation and success of small local businesses.

For example in Alaska (USA), we played an important role in the development of the local economy by partnering with members of the local community, as part of our provision of services for the Alyeska Pipeline project.

Local purchasing, training, and environmental protection
For the mining companies, Antamina in Ancash and Yanacocha in Cajamarca, Sodexho in Peru has a policy of buying locally, and we provide technical support and assistance to subcontractors in the community. In Cajamarca, we operate a scholarship program, called Becas Sodexho, which offers cooking classes to talented people from the region.

Local partnering

[Peru] Asociacion Sodexho por el Desarrollo Sostenible
This year, Sodexho in Peru founded an association to accelerate its work in favor of sustainable development. The association's activities promote corporate responsibility, wherever we have an active presence, especially in rural areas close to our customers. To date, achievements include continuous progress in five fields: professional training, creation of small businesses, quality certification, local market development, and charitable initiatives. For more details, the association has published a bilingual brochure (English/Spanish) that presents its objectives and accomplishments in Peru. There is also a corporate video (on DVD) of its local experiences, available in Spanish, English and French. In recognition of these efforts, the association has received the prestigious 2004 Business Creativity Prize in the category "Philanthropy." Organized by the Peruvian University of Applied Sciences (UPC, Lima) and sponsored by some of the country's most important institutions, this award distinguishes each year a private company that makes a remarkable contribution in support of individuals or to the development of local communities and their activities.

> Key Performance Indicators

Percentage of employees hired locally

  In 2002-2003: 97%
  In 2003-2004: 98%

Percentage of local purchasing in emerging countries

  This indicator is subject to company-wide consolidation and is not yet available.

Sodexho has a commitment to expand its STOP Hunger program to fight hunger and malnutrition in all the countries in which it operates.

We find it unacceptable that 800 million people worldwide suffer from malnutrition and consider it our duty to fight hunger. The U.S.-based Sodexho Foundation initially took up this challenge by launching its STOP Hunger program. Sodexho Alliance recently decided to expand this program to all of its major host countries. Our activities include initiatives that are particularly focused on the millions of children all around the world who suffer from malnutrition.

Fighting malnutrition

[USA] The Backpackers Program

Children living in poverty are more likely to go hungry over the weekend, when they do not have access to school lunches. "You give these children a little bit of love, a little bit of food, then stand back and watch how they amaze you," observed one school official in Providence, Rhode Island, where Sodexho General manager, Mark Jeffrey, devised an innovative remedy. Each Friday, Mr. Jeffrey and his team of Sodexho volunteers fill more than 80 backpacks with non-perishable food items and educational materials. Children pick up backpacks on Friday and return them on Monday. Three other Rhode Island school districts have adopted this program, and it has been expanded to other states. In 2004, the Sodexho Foundation named Mark Jeffrey a “Hero of Everyday Life.”

Preventing obesity
Obesity has been called a global epidemic by the World Health Organization (WHO), and it is increasingly prevalent among adolescents, with a 75 percent increase over the last 30 years in the number of obese children. In our role as the leading food service company for schools around the world, we believe we can make a difference in the fight against childhood obesity.

In June 2004, Sodexho in the U.S. became a founding member of the Institute on the Costs and Health Effects of Obesity, an organization operating under the auspices of the National Business Group on Health.

Sodexho in Australia conducts a program, called Nourish: Eat Right, Be Bright. The aim is to promote healthy eating habits for students and teach them how to make better food choices. Sodexho in the UK invented the Food for Sport program, to encourage children to think about exercise and what they are eating. The program launch has been timed to coincide with Euro 2004 and is endorsed by Wendy Martinson, who is the nutritional adviser to England's soccer squad. In the same vein, Sodexho has revamped its vending machine business in French schools. Machines now offer five "formulas," adapted to the nutritional needs of adolescents, which contributes to teaching them the value of balanced diets.

> Key Performance Indicator

Number of group programs and initiatives in the fight against hunger and malnutrition

• The Sodexho Foundation in the U.S. operates five major programs, including the Annual Sodexho Servathon, holiday food drives, the Campus Kitchens project, Heroes of Everyday Life, and Feeding Our Future (a program to feed disadvantaged children during the summer; this year alone, more than 183,000 free meals were served to children in 12 U.S. cities, and 55,000 meals served in five Canadian cities). Since 1999, the Sodexho Foundation has donated more than US$ 3 million to programs that seek to address the underlying causes of hunger, receiving various national and international awards for these efforts.

• Worldwide launch of the STOP Hunger initiative. This year for example in France, a group of eight Sodexho dietitians donated their time, in response to a call from the French Federation of Food Banks, to train volunteer workers in food safety and healthy eating. At Sodexho in Belgium, Food and Management Services and Sodexho Pass teams worked with the Belgian Red Cross to provide support for summer camps serving disadvantaged children. Sodexho in Australia launched two initiatives – the first is a breakfast program for underprivileged school children, while the second involves our staff volunteering to work with a client, SPC Ardmona, on Operation Share-A-Can, the largest food relief operation in Australia. For Sodexho in the UK, STOP Hunger is now part of the core program for graduate trainees. Their activities revolve around giving children, living in disadvantaged neighborhoods, a basic understanding of healthy eating, nutrition and lifestyle.

• Nine other national subsidiaries (Sodexho in Finland, Germany, Hungry, Italy, the Netherlands, Poland, the Czech Republic and Romania) have begun to study ways they can participate in the fight against hunger and malnutrition, and what can be done to help disadvantaged children.

For more details, visit www.helpstophunger.org.

Sodexho has a commitment to help protect the environment in the countries in which it is present.

Although Sodexho is generally considered to be a non-polluting business, we nonetheless pay careful attention to the environment, because we regard this as part of our mission to improve the quality of daily life for those we serve. Our environmental programs include pollution prevention, waste treatment, energy control, and water consumption management.

For example, Sodexho in Australia participates in a cork recycling project, and is the first food and management service provider to be certified ISO 14001. Sodexho in the U.K. was certified ISO 14001 for its operations in 117 schools and at the County Hall of the Wiltshire County Council. In addition, there were ISO 14001 certifications for our site at Baxter in Lessines and for a central kitchen in Diest (Belgium), as well as for the central kitchen in Istanbul (Turkey).

Environmental protection

[Canada] Think clients and the environment first

At Strathroy Middlesex Hospital, Sodexho General Manager, Bill Player, created a win for the environment and a win for the client. Mr. Player and his team have been recognized by Natural Resources Canada, a department of the Canadian government, for their ongoing commitment to the environment – and to reducing greenhouse gas emissions –with its prestigious Energy Innovators Initiative award. Environmental improvements included a changeover to low-energy lighting, high-efficiency motors, and water treatment for double-boilers and chillers. These initiatives lowered the ongoing cost of operations for the client, while reducing harmful effects on the environment.

> Key Performance Indicator

Number of assistance packages offered to local initiatives

• The reporting process, necessary for the consolidation of this indicator, is currently under review.

• In June 2004, Sodexho in France launched a guide for sustainable development in school cafeterias. The guide is a joint publication of Sodexho and an association of French mayors, Eco Maires, and presents methods that help local government improve publicly-financed foodservice, blending fiscal responsibility, social equality and environmental protection. The program received the 2004 label of recognition from the Ministry of Ecology and Sustainable Development, and the cities of Grasse and Fécamp have implemented this approach.

A continuous improvement process

In 2003, we formalized our sustainable development strategy, which is set for gradual deployment throughout all of our host countries. The implementation process involved discussions and consensus-building in a working group that comprised representatives from across all group businesses and regions. The result is a document entitled Ethical Principles and Sustainable Development Contract, which can be viewed at www.sodexho.com.

Sodexho’s sustainable development strategy has always been based on day-to-day practices that demonstrate our social, economic and environmental commitment. These practices reflect a continuous improvement process that is tailored to the specific cultural, economic and social features of each country in which we operate. To measure progress, we have developed key performance indicators for all of our stakeholders.

An unwavering commitment to corporate responsibility

Global Compact: Sodexho adheres to the Global Compact – a “contract” between the United Nations and the worldwide business community designed to encourage companies of all sizes to uphold and promulgate a set of core values in the areas of human rights, labor standards and environmental practice.

FTSE4Good: Sodexho's commitment to sustainable development has been recognized by numerous industry observers. In 2001, Sodexho became one of the companies to be listed in the Financial Times Stock Exchange’s “FTSE4Good” index. This index comprises European companies with the strongest records for sustainable development.

Sodexho's commitment to the Global Compact, as well as our inclusion in the FTSE4Good index, testifies to the importance we place on growing our business in a responsible, sustainable way – a commitment that extends to every country where we do business.

ACTIVITIES

     All you need
to be the best

Operational Committee
At November 18, 2004

ROD BOND
President, School Services, USA
Food and Management Services

RICK BROCKLAND
President, Campus Services, USA
Food and Management Services

ELISABETH CARPENTIER
Group Senior Vice President and Chief Human Resources Officer

GEORGE CHAVEL
President, Health Care Services, USA
Food and Management Services

YANN COLEOU
President, France
Food and Management Services

JEAN-MICHEL DHENAIN
Group President and Chief Operating Officer
Responsible for Continental Europe, South America, Asia and Australia

PIERRE HENRY
President, Sodexho Pass
Service Vouchers and Cards

SIÂN HERBERT-JONES
Group Senior Vice President and Chief Financial Officer

VINCENT HILLENMEYER
Group Senior Vice President, Strategic Planning

PHILIP JANSEN
Chief Executive, United Kingdom and Ireland
Food and Management Services

NICOLAS JAPY
President, Universal Sodexho
Remote Sites

MICHEL LANDEL
Group President and Chief Operating Officer
Responsible for North America, United Kingdom and Ireland, and Remote Site activity

PHILIPPE LAUTHIER
Group Senior Vice President, Procurement

RICHARD MACEDONIA
President and Chief Executive Officer, North America
Food and Management Services

TOM MULLIGAN
President, Corporate Services, USA
Food and Management Services

STEVEN PANGBURN
Group Internal Audit

CLODINE PINCEMIN
Group Senior Vice President, Corporate Communications and Sustainable Development

PATRICK POIREAU
President, Asia and Australia
Food and Management Services

PHILIPPE TAILLET
Group Information Systems and Technology

DAMIEN VERDIER
Strategic Planning, Continental Europe
Food and Management Services

PHILIPPE VORAZ
President, South America and Turkey
Food and Management Services

Business and Industry

No. 2 worldwide

4,557	5,493	40%	124,600	12,617
Revenues (in	Revenues (in	Share of group	Number of	Number of
euro millions)	US$ billions)	revenues	employees*	sites

*estimated Source: Sodexho

At GE: Imagine, Solve, Build and Lead

USA – Like GE, Sodexho appreciates long-term customer relationships. In the 27 years that Sodexho and GE have been associated, Sodexho has continually worked to understand its business partner's core values. When GE adopted Six Sigma, driving efficiency through process improvement, Sodexho wholly adhered to the initiative. At GE’s Fairfield, Connecticut headquarters, the Sodexho team developed 17 Six Sigma projects – process improvements that directly impact customers, including a nationwide service delivery project for conference management.

Sodexho’s mission and values blend perfectly with GE’s focus on defining quality products and services for its customers. At its 22 GE sites, Sodexho showcases its management capabilities through a wide scope of businesses. Besides its everyday cafeteria, store and catering operations, it provides day- and overnight-conferencing support, worldwide catering for GE's corporate air fleet, and multiservice assistance for high-profile events, such as GE Board of Directors meetings. Sodexho strives to ensure the perfect backdrop to GE's business at every location.

The integration of GE's current Health By Numbers (HBN) program with Sodexho's Your Health Your Way (YHYW) menu program illustrates one common goal of the two companies: to deliver an exciting global wellness program. "What is exemplary is the way Sodexho works with our medical operation and uses its know-how to integrate its wellness program with our HBN company-wide initiative," said a GE spokesperson. One component of HBN encourages employees to eat at least five fruits and vegetables a day. Sodexho embraces this concept and continually reinforces communication through point-of-sale signage and nutritional information, menu design, monthly newsletters and “Lunch and Learn” discussions with Sodexho’s registered dietitians. Furthermore, several GE medical directors have approved Sodexho's healthy eating audit tool for deployment among unit level managers nationwide.

Sodexho’s food and physical safety strategy combines flawlessly with GE’s desire to attain the U.S. Occupational Safety & Health Administration’s Voluntary Protection Program (VPP) Gold Star status in many locations. VPP promotes worksite safety and health for customers, contractors and employees alike. Sodexho's measurable progress, largely thanks to the tangible skills, technical expertise and adaptability of its employees, again shows the provider's ability to merge its programs with GE methodology for mutual benefit.

Above all, the best example of Sodexho's alignment with GE is their new national contract. The agreement demonstrates Sodexho's knowledge of GE's business and reflects shared ethical principles and values. The message, simply stated, is that this latest contract is proof that GE sees its partnership with Sodexho as "critical to quality."

IOI:

A perfect score

Sodexho reports to GE as part of their HBN/YHYW joint initiative to keep employees healthy. The newly-signed national contract stipulates this obligation to report, using a monthly one-page IOI (items of interest) format, and a score card, or performance card in conjunction with the Sodexho business plan.

What is Six Sigma ?

Why "Sigma"? The word is a statistical term that measures how far a given process deviates from perfection. The central idea behind Six Sigma is that if you can measure how many "defects" you have in a process, you can systematically figure out how to eliminate them and get as close to "zero defects" as possible. Six Sigma has changed the DNA of GE – it is now the way GE works – in everything it does and in every product it designs. (Source: www.ge.com)

Interview with Michel Landel
Sodexho Worldwide Market Champion, Business and Industry

"Team motivation and the quality of our client relationships make a difference."

How have economics impacted the marketplace?

The B&I market has suffered from recent events. The recovery of the U.S. economy has yet to impact us for the moment, since our clients have created few jobs. Some U.S. clients have also moved offshore, affecting us negatively. For fundamentals, we estimate the foodservice potential to be 90 billion euro, with 75 percent of that outsourced. Growth is slight, annually about 1.5 percent over the last 3 years, expanding to 2 percent over the next 3. Last year, neither ours nor our main competitors' market shares varied more than 1 percent. However, our multiservice activity has great potential – twice that of foodservice.

Where are client priorities?

In a word, budgets; many multinational clients see beyond moving offshore, to bulk purchasing at a continental, or even a worldwide level. The first trend (moving offshore) seems negative, because we lose customers. However, we compensate by boosting patronage. Around 60 percent of employees on-site eat at our cafeterias; by extending our offering, we improve that score. The second trend (global purchasing) can be positive: in Central Europe, Latin America, China, and India, we are forging an image as a multiservice provider, including foodservice. Further to this paradigm shift, our multiservice subsidiary, Altys, thrives in Europe and Australia. We benefit when clients look for a strategic partner who delivers the same level of Quality of Service worldwide. Few can claim our geographic coverage…. We reinforce this strength with our customer research method (Sodexho Personix), which enables us to adapt locally, while preserving global practices.

What are Sodexho's other strengths?

Our greatest strength is our culture. Team values, motivation, training, and the quality of our partnerships make a real difference. Client loyalty is a critical indicator of progress. Clients for Life® is our client retention method. First introduced in our U.S. operations, with very good results, it is now being deployed throughout the company, and should regularly improve our client retention score over the next two to three years.

Indicators

10

biggest appetites

Ten countries consume the lion's share of foodservice: USA, Japan, UK, Russia, France, Germany, Australia, Italy, Netherlands, and China. Worldwide, the market is heavily outsourced, however the rate varies considerably from one country to another: for example, 97% in the U.S., 77% in the Netherlands, and 22% in Hungary. (Source: Sodexho research)

Achievements

Germany
The local Sodexho subsidiary is named “Caterer of the Year” in the company dining category by the trade journal, Catering Inside. The magazine cited Sodexho's innovative concepts and the quality of training at its school of culinary arts (Ecole des Chefs) as reasons for this distinction.

Chile
The local Business & Industry operation receives ISO 9001 2000 certification.

France
The Large Accounts business unit receives confirmation of its ISO 9001 2000 certification.

Poland
Trade publication, Puls Biznesu, and the business intelligence company, Coface Intercredit Poland, announce that Sodexho in Poland has won the 2003 Business Gazelle Prize in recognition of its development, financial results and reliability as a business partner.

Sweden
Two cleaning sites and three conference sites receive ISO 14001 certification for their environmental management systems. The building service company, ACC, and headquarters in Västberga are also certified.

In brief

[France]

Nutrition and health at PSA Peugeot Citroën
At a site in Rennes, the Santal program raises awareness among 10,000 employees and their families as to the benefits of a balanced diet. Personalized assessments and follow-up on eating habits, extended foodservice and themed information are all part of this long-term action. The Santal label has gone onto 50 new dishes. First results confirm increased consumption of vegetables and fish (9% and 11%, respectively). About 84 percent of participants, benefiting from the advice of a dietitian, have lost weight. Santal is the first program of its kind, within the framework of a private enterprise, to receive a government subsidy (Programme National Nutrition et Santé, or national program for nutrition and health).

[UK and USA]

Training in retail merchandising
On both sides of the Atlantic, Sodexho trains site management to reinforce superior business practices. In support of its new Strategic Retail Approach, Sodexho launched the School of Retail Management in the U.S., and a course in Retail Marketing Skills in the UK. The training is open to managers, who would like to improve their performance in the key areas of leadership, retail merchandising and business acumen.

[Germany]

Official Partner to the 20th World Youth Days in Cologne
Following its participation in Paris (1997) and in Rome (2000), Sodexho will again provide foodservice for hundreds of thousands of pilgrims, who are expected in Cologne, to see Pope John Paul II, during World Youth Days from August 16 to 21, 2005. Sodexho teams, with the help of a large number of volunteers, will operate 500 mobile restaurants.

[Worldwide]

Sodexho Personix is about customers in the workplace
Sodexho initially developed this customer research tool as Conviv’styles® in Continental Europe. The program has now been renamed, Personix. Sodexho recently implemented the program in the UK. At the HBOS Trinity Road offices (Halifax), for example, a better understanding of customer needs and expectations helped us to optimize our offering. In one month, foodservice revenues jumped more than 15 percent, while enhanced client loyalty opened new sites for Sodexho. Now used in many countries, Sodexho Personix is also our way to share processes and accelerate synergies.

Among our clients…

AB Volvo, 3 sites (USA)
ABB, Camacari (Brazil), 2 sites (France), 2 sites (Norway), Allingsas (Sweden), Gloucester (UK)
ABN Amro, 3 sites (France), Mumbai (India)
Accenture, 3 sites (India)
Adobe Systems, Delhi (India)
Akzo Nobel, 2 sites (Germany), 2 sites (Netherlands), Malmö (Sweden), 6 sites (UK)
Alcatel, Vienna (Austria), Zaventem (Belgium), Toronto (Canada), 12 sites (France)
Alcoa, Recife (Brazil), Cagliari (Italy)
Alstom, 8 sites (France)
AXA Group, Melbourne (Australia), 18 sites (France), 11 sites (Germany), 6 sites (UK), national account (USA)
BAA, 6 sites (UK)
BAE Systems, 35 sites (UK)
BAT, 3 sites (Venezuela)
Bentley Motor Cars (subsidiary of Volkswagen), Crewe (UK)
Bristol Myers Squibb, 3 sites (France), 11 sites (USA)
Braskem, 14 sites (Brazil)
Bosch Siemens BSH, 2 sites (Brazil)
Cadence Software, Delhi (India), 2 sites (USA)
Cap Gemini, 4 sites (Netherlands), Madrid (Spain), 6 sites (UK), New York (USA)
Capital One,national account (USA)
Caterpillar, Melbourne (Australia)
Cisco Systems,10 sites (Australia and New Zealand), 2 sites (Belgium), 3 sites (France), 9 sites (Germany), Amsterdam (Netherlands)
Citigroup, São Paulo (Brazil), Santiago (Chile), Lima (Peru), 5 sites (Poland), 2 sites (USA)
Corus Group, 24 sites (Netherlands)
Crédit Agricole, 23 sites (France) CSC (Computer Services Corp.), Delhi (India)
Convergys, Mumbai (India)
DaimlerChrysler, Melbourne (Australia), 2 sites (France)
Danone Group, Buenos Aires (Argentina), 6 sites (France), Warsaw (Poland), 2 sites (UK)
Dell, Porto Alegre (Brazil), 3 sites (India), 4 sites (Ireland), national account (USA)
Disney Studios, 7 sites (USA)
Electrolux, Revin (France), 6 sites (Italy)
EADS, 12 sites (France), 2 sites (Germany), 2 sites (UK)
Embraer, 3 sites (Brazil)
Ericsson, Brussels (Belgium), Mississauga (Canada), Massy (France), 2 sites (Netherlands), Warsaw (Poland), 3 sites (Sweden), 2 sites (USA)
ExxonMobil, 6 sites (Australia), 6 sites (Belgium), 2 sites (Brazil), Espoo (Finland), 3 sites (Netherlands), 2 sites (Norway), 5 sites (USA)
Fidelity Investments, 3 sites (USA)
Ford Motor Company, 4 sites (Australia), 4 sites (France), Wroclaw (Poland), Valencia (Spain), Boras (Sweden), Warley (UK), worldwide headquarters, Dearborn, MI (USA)
France Telecom, 65 sites (France)
Franklin Templeton, San Francisco, CA (USA)
General Electric, Helsinki (Finland), Saint-Nazaire (France), national account (USA)
General Mills, Mississauga (Canada), 4 sites (USA)
General Motors, 3 sites (Brazil), Santiago (Chile), Sliedrecht (Netherlands), Luton (UK), 8 sites (USA), Valencia (Venezuela)
Gillette, Buenos Aires (Argentina), Melbourne (Australia), 2 sites (UK), national account (USA)
GlaxoSmithKline, 3 sites (Canada), Santiago (Chile), Tianjin (China), 3 sites (France), 2 sites (Netherlands), 20 sites (UK)

HBOS, 22 sites (UK)
Hewlett-Packard, 2 sites (Brazil), Delhi (India), 3 sites (France), 3 sites (Italy), 2 sites (Finland), Warsaw (Poland), Houston, TX (USA) and 42 sites in North America Honda, Melbourne (Australia), Lincoln, AL (USA)
Honeywell, Delhi (India)
Household Finance, 2 sites (Hong Kong, China), national account (USA)
HSBC, 3 sites (France), 33 sites (UK)

IBM, all 4 sites (Denmark), 4 sites (France), Bangalore (India)
ICICI Ventures, Mumbai (India)
ICICI One Source, 3 sites (India)
Infosys, Pune (India)
ING Group, 27 sites (Netherlands), Warsaw (Poland), London (UK)
Inter-American Development Bank, Washington DC (USA)

JC Penney, 2 sites (USA)

Johnson & Johnson, 3 sites (France), Delhi (India)
JP Morgan Chase, 7 sites (UK), Hong Kong (China)
KLM, 18 sites (Netherlands)
La Poste, 37 sites (France)
London Underground, 27 sites (UK)
MAN Nutzfahrzeuge Gruppe, Vienna (Austria)
MBNA, Ottawa (Canada), 8 sites (USA)
Merck, Cramlington (Northumberland, UK)
Merrill Lynch, national account (USA)
Metro Cash & Carry, Bangalore (India)

Monsanto, Mumbai (India)

Motorola, Campinas (Brazil), Beijing (China), Toulouse (France)
Museum of Science and Industry, Chicago, IL (USA), Manchester (UK)
Nestlé, Buenos Aires (Argentina), Sydney (Australia), Goinia (Brazil), 2 sites (Chile), 3 sites (China), Hong Kong (China), 5 sites (France), 2 sites (Italy), 5 sites (UK), 2 sites (USA)
Nokia, Beijing (China), 25 sites (Finland), 3 sites (Germany), Dallas, TX (USA)
Nordea, 2 sites (Norway) Norske Skogg, Melbourne (Australia)
Nortel Networks, 3 sites (Canada), Galway (Republic of Ireland), 2 sites (UK), national account (USA)
OSHO International, Pune (India)
Pepsico, 3 sites (China), Vitoria (Spain), 2 sites (UK), 2 sites (USA), 6 sites (Venezuela)
Perot Systems, Dallas, TX (USA)
Pfizer, Guarulhos (Brazil), Santiago (Chile), Helsinki (Finland), 3 sites (France), Rome (Italy), Oslo (Norway), 2 sites (Spain), Stockholm (Sweden), 3 sites (UK), New York (USA)
Philip Morris, 2 sites (Venezuela)
Philips Electronics, 4 sites (Brazil), Bogotá (Colombia), 2 sites (France), Albuquerque, NM (USA)
PricewaterhouseCoopers, 2 sites (Australia), São Paulo (Brazil), 2 sites (France), 6 sites (Germany), 5 sites (Netherlands), 5 sites (UK), Tampa, FL (USA)
PSA Peugeot Citroën, Buenos Aires (Argentina), Resende (Brazil), Santiago (Chile), 8 sites (France), Berlin (Germany), Madrid (Spain)
RAI (Italian Television), 15 sites (Italy)
Reebok, Rotterdam (Netherlands), Canton, OH (USA)
Rhodia, all 7 sites (Brazil), 4 sites (France), Watford (UK), New Jersey (USA)
Robert Bosch, Jihlava (Czech Republic), 3 sites (Italy), Oslo (Norway), Mirkow (Poland), Milton Keynes (UK)
RTL Group, (Luxembourg)
Sanofi-Aventis, Rio de Janeiro (Brazil), 14 sites (France), Maassluis (Netherlands), Barcelona (Spain)
Schering Plough, 6 sites (USA)

Siemens, 3 sites (Brazil), Santiago (Chile), 2 sites (China), Munich (Germany), Masala (Finland), 4 sites (France), Hengelo (Netherlands), Warsaw (Poland), Singapore, Finspang (Sweden), 4 sites (USA)
Solectron, Jaguariuna (Brazil), vending only in Texas (USA)
Sony, Sydney (Australia), Diegem (Belgium), São Paulo (Brazil), Shanghai (China), Singapore, 2 sites (USA),
State Street Bank, Boston, MA (USA)
TCS, Chennai (India)
Telenor, Oslo (Norway)
Thales, 17 sites (France)
Total, 18 sites (France)
Toyota, Campinas (Brazil), Santiago (Chile), Medellín (Colombia), 3 sites (Finland), 2 sites (France), 3 sites (UK), Torrance, CA (USA), 2 sites (Venezuela)
TPCA (Toyota - Peugeot Citroën Automobile), Kolin (Czech Republic)
Unilever, Buenos Aires (Argentina), Sydney (Australia), Dijon (France), Loosdrecht (Netherlands), 7 sites (UK), 9 sites (USA)
Volkswagen, Poznan (Poland), Lisbon (Portugal), Crewe (UK)
Wal-Mart, 24 sites (Brazil), 19 sites (Germany), vending services (USA)
Wipro Technologies, Bangalore (India)
World Bank, USA
Yazaki, Prievidza (Slovakia)

Public sector

FBI, Environmental Protection Agency, Federal Reserve Bank, National Security Agency,
US Department of Treasury, US Patent Office (USA)
Driving Standards Agency, Bedford (UK)
Economic Commission for Latin America and the Caribbean, Santiago (Chile)
European Central Bank, Frankfurt (Germany)
European Parliament, Brussels (Belgium)
Government Centers, IN and MN (USA)
Local Government III District, Budapest (Hungary)
Parliament, Helsinki (Finland)
Parliament, Stockholm (Sweden)
Scottish Parliament, Edinburgh (Scotland)
Senate, Rome (Italy)
Supreme Court of Justice, Warsaw (Poland)

Prestige

Modern times at revered Blenheim Palace

UK – Located in Oxfordshire, Blenheim Palace is home to the 11th Duke of Marlborough. Sodexho Prestige was awarded a ten-year contract in 1995 to refurbish the historic 300-year old site, and to provide catering, event planning and promotion.

A recent agreement secured a 10-year extension. To meet the new challenges, on-site operations and sales teams were strengthened, including the promotion of strong performers. Sodexho Prestige runs the Blenheim Estate as a concession, receiving a share of annual sales.

Client communication is excellent and the relationship has strengthened over the years. Sodexho Prestige works closely with the client, holding monthly business meetings. Visitor and marketing information is shared and joint projects have been developed, including The Blenheim Palace Flower Show, The Churchill Memorial Concert, the Fly to the Past event, and the introduction of Family Fun/Activity Days in the park.

"We have been a key partner in bringing music festivals to Blenheim. One series of concerts drew audiences of 10,000 people each night for 4 nights – an all-round success," said a Sodexho Prestige spokesperson.

300th

Anniversary of the Battle of Blenheim

This year, Sodexho Prestige in partnership with its client celebrated the legendary Battle of Blenheim. "A great start to a new era," said one enthusiastic site manager.

"Our relationship has gone from strength to strength. Sodexho Prestige now has new areas of responsibility, giving us both the opportunity to increase our revenues still further."

– John Hoy, Chief Executive of Blenheim Palace

Three prestigious business lines

> Private Clubs, Associations and Conference Centers

Sodexho Prestige provides fine dining and personalized service in refined settings.

> Directors Tables and Executive Dining Rooms

Sodexho Prestige offers cuisine, adapted to individual tastes, in discreet surroundings, conducive to high-level discussions.

> Prestige Restaurants and Events

Sodexho Prestige venues include the restaurants, Les Arts and Le Roland-Garros in Paris, France, and Murrayfield Stadium in Scotland.

Achievement

Australia

During the 2003 Rugby World Cup, Sodexho Prestige received top marks from the Australian Achiever Awards for its catering professionalism and hospitality. All eyes were on Telstra Stadium, and Sodexho Prestige delivered a world-class performance.

In brief

[France and UK]

Fine-tuned training in fine dining

In France, world-famous chef, Marc Veyrat, passes along his creativity, respect for products and passion for flavors at Sodexho's Ecole des Chefs (school of culinary arts). This year's winner of the Grand Prix Marc Veyrat was Irish chef, John Earl, who presented a delicately spiced filet of bass, braised in a Polynesian oven. Chefs employed by Sodexho in the UK also have the chance to deepen their knowledge, with the launch of Anton Edelmann’s Culinary Academy. High art!

[Australia]

High expectations at the State Library of Victoria

Sodexho Prestige in Melbourne provides VIP catering and event management services to the various venues within the State Library of Victoria. The site offers clients a variety of function spaces, including the hi-tech and funky Experimedia, the exquisite Cowen Gallery, and a flexible conference center. Sodexho Prestige complements events with food, beverages and service, surpassing the highest expectations.

[France]

The other match in the Jardins de Roland-Garros

For 16 years, Sogeres and its subsidiary, L'Affiche, have stepped up to the net to face the rhythm of ever-hotter competition. It was in 1988 that the first in a series of victories was won. Since then, Sogeres-L'Affiche have consistently returned with an unbeatable performance, featuring this year Mediterranean flavors in a teak and canvas decor, nestled in a secret garden of olive trees, palms and fragrant lavender, arranged around three courtyard fountains.

Among our clients…

Prestige Restaurants and Events

Art Café (Modern Art Museum restaurant), Strasbourg (France)
Ascot Racecourse, Berkshire (UK)
Blenheim Palace, Oxfordshire (UK)
Children’s Museum of Indianapolis, IN (USA)
Detroit Institute of Arts, Detroit, MI (USA)
Dundas Castle, Edinburgh (UK)
Huntington Library Gardens Café, Pasadena, CA (USA)
L’Atelier Renault, Paris (France)
Le Lido, Paris (France)
Le Roland-Garros, Paris (France)
Los Angeles Music Center, CA (USA)
Murrayfield Stadium, Edinburgh (UK)
Museum of Life and Science, Durham, NC (USA)
Museum of Science and Industry, Chicago, IL (USA)
Museum of Science, Boston, MA (USA)
Museum of Television and Radio, Beverly Hills, CA (USA)
Racecourses of Auteuil-Paris, Chantilly, Enghien, Longchamp-Paris, Vincennes-Paris (France)
Racing Club de France, Pré Catelan, Paris (France)
Roland Garros Championship ATP Tour, Paris (France)
Sadlers Wells Opera, London (UK)
Sandown Park Racecourse, Surrey (UK)
The Cabinet War Rooms, London (UK)
US Merchant Marine Academy, Kings Point, NY (USA)

Private Clubs, Associations and Conference Centers

Etoile Saint-Honoré Business Center, Paris (France)
La Maison de la Recherche, Paris (France)
La Maison des Polytechniciens, Paris (France)
Les Etangs de Corot, Ville-d’Avray (France)
Les Salons de l’Aéro-Club de France, Paris (France)
Les Salons de la Maison des Arts et Métiers, Paris (France)
San Ramon Valley Conference Center, San Ramon, CA (USA)
The Black Canyon Conference Center, Phoenix, AZ, (USA)

The Conference Center at Endicott College, Beverly, MA (USA)
The Conference Center at NorthPointe, Lewis Center, OH (USA)
The Conference Center at Waltham Woods, Waltham, MA (USA)
The Parkway Hotel at the Barnes Jewish Medical Center, St. Louis, MO (USA)
The Qwest Center for Learning and Training, Lakewood, CO (USA)
The World Bank, Washington, DC (USA)
Venable Conference Center Washington, DC (USA)

Directors Tables and Executive Dining Rooms

Alcan, Paris (France)
Alcatel CIT, Vélizy (France)
Alcatel (Headquarters), Paris (France)
A.O.N., Levallois-Perret (France)
Bank of Montreal (Canada)
Banque de Neuflize, Paris (France)
BNP PARIBAS, Paris (France)
Bolloré, Puteaux (France)
Bred, Paris (France)
C.B.Richard Ellis, London (UK)
Caisse Nationale des Caisses d’Epargne, Paris (France)
Canadian Imperial Bank of Commerce (Canada)
Candover, London (UK)
Christian Dior Parfums, Paris (France)
Crédit Agricole Indosuez, Paris-La-Défense (France)
Gulf International Bank, London (UK)
Hammersons, London (UK)
IBM, La Défense (France)
La Poste (Headquarters), Paris (France)
MEDEF, Paris (France)
Pechiney, Paris (France)
R.I.C.S., London (UK)
The Baltic Exchange, London (UK)

Defense

382	460	3%	9,700	788
Revenues (in euro millions)	Revenues (in US$ millions)	Share of group revenues	Number of employees*	Number of sites
*estimated	Source: Sodexho

Colchester Garrison signs up for success

UK – Ministry of Defence officials and a consortium, of which Sodexho Defense is a shareholder, have concluded a Private Finance Initiative (PFI) agreement to redevelop and service the Army estate at Colchester Garrison. Reasons behind this decision included the client's concern that existing infrastructure was in such a bad state of repair that the costs to maintain it to a standard expected by today’s service personnel would be prohibitive and represent poor value for money.

Sodexho, which already had a 5-year cleaning contract at Colchester, responded as part of a bid to Design, Build, Manage and Operate this PFI contract. The cleaning contract evolved into an extensive multiservice offering, because we embraced long-term partnering, upgraded living and working accommodation for the 3,500 military and 700 civilian staff at the base, maintained a high performance level, and gained the military’s confidence in the way that we do business.

Following the beginning of service delivery, the most visible sign of the Colchester PFI will be new buildings with Sodexho providing numerous services, as well as furniture for the bedrooms and equipment for the offices. Sodexho operates total support services on the garrison and runs integrated bars and shops located within the dining facilities. However, the main innovation will be the central food production unit for the provision of meals across the garrison and potentially within a 100-mile radius as part of income generation activity.

35 years, growth through confidence
For Colchester Garrison, Sodexho's cleaning contract of ten years ago, which had revenues of €750,000 million a year, has grown it into a full multiservice contract that will now generate €18 million a year. Furthermore, the life of the contract is now 35 years instead of 5 years.

"Sodexho Defense has developed a strong product offering through its Pay-As-You-Dine experience at Hyde Park and Catterick, under the concept of the soldier as a consumer." – Andrew Leach, Managing Director, Sodexho Defence Services, UK and Ireland

Interview with Andrew Leach
Managing Director, Sodexho Defence Services, UK and Ireland

"One best opportunity for growth is where business is added to existing contracts by clients who negotiate additional services because of confidence in our capabilities."

How do you define the global marketplace?
Our business reflects our clients' strategic decisions; examples of objectives could be operational, cost reduction or manpower retention. This market consists of in-country support to garrisons and military bases, and international cross-border support for in-theater, UN or NATO operations. In both cases, sophistication varies as to outsourcing –from simple foodservice to total logistics solutions. You’ve got everything from local partnerships through to total multiservice contracts.

Is this a growing market?
In one year, due to global issues, the market grew strongly. For cross-border operations, clients completely rely on our expertise. Our logistics organization is robust and operates in 76 countries, leveraging our international buying power. We’re one of the rare companies able to participate in this arena.

What about the preoccupations of service members?
We improve each soldier's quality of life and respect their aspirations. Retention is the major issue for military commanders everywhere. People want their families to be well looked after, and also have a taste of home when they’re abroad. The requirement is manpower-based and welfare-driven. We increasingly need to invest and take risks (but with greater rewards!) in retail and recreation. Through value-added services, we help the military to retain their personnel. Sodexho’s association with the armed forces is a winning partnership. Repeatedly, we are told that outsourcing improves retention rates, strengthens morale, and enables service personnel to concentrate on soldiering.

Do service members and clients see Sodexho as different from other providers?
There are very tangible differences in terms of Sodexho's commitment, culture, cooperation and willingness to do the job. For many years, the UK Armed Forces have been looking to contract-out those services that they regard as non-core to their military capability. Sodexho is well positioned to provide innovative ways of doing business with the armed forces and, of course, share in that success with its clients in a true spirit of partnering. The best example is the PFI contract with Colchester.

Indicators

Armed for growth
The Colchester PFI underpins Sodexho’s long-term commitment to the armed forces, an exciting venture that offers the potential to develop strong, lasting relationships with its customers. It is also an ideal opportunity for organic growth, because of retail and other income generation opportunities that will evolve within this long term contract environment.

Achievements

Qatar
The 379th Expeditionary Contracting Squadron (ECONS) awarded a Certificate of Recognition to Teyseer Services Company/Universal Sodexho for their outstanding quality control and contract management in providing entry point security at the recently completed Coalition City in Qatar.

Sweden
First foodservice contract signed with military authorities in this country, for a restaurant that is located next to a military school. Open to the public, guests are both military students and people from the general area.

USA
The Department of Defense saluted Sodexho for its American spirit. "Sodexho has shown its strong commitment to our troops, during this critical time. It sends a clear message to service members that while they're serving our country, they do not have to worry about their civilian jobs," said a military spokesperson.

In brief

[France]

Sodexho honors D-Day Vets in Normandy
On June 6, 2004, World War II veterans from the U.S., the UK, Canada, France, Belgium, Norway, the Netherlands, Poland, Luxemburg, Greece, the Czech Republic, Slovakia, New Zealand and Australia gathered in Normandy to commemorate D-Day. As a partner to the French government’s Mission of the 60th Anniversary of the Landings and the Liberation of France, Sodexho provided foodservice, free of charge, for the 6,000 people invited to the ceremonies. “We wanted to thank the people who so unselfishly fought to liberate France,” said Sodexho Alliance Chairman and CEO, Pierre Bellon.

[USA]

Training at the Messhall Academy
The Messhall Academy is an innovation of Sodexho Defense Services in conjunction with the US Marine Corps. Its mission is to educate and train civilian employees, preparing them to adapt to a military lifestyle and conform to strict military guidelines and regulations. Over 100 Sodexho managers have successfully completed the required training and graduated from the Messhall Academy.

[Kosovo]

Universal Sodexho contributes to environmental protection
French troops in Kosovo generate 400 tons of technical waste per year, including used engine oil, batteries, medical waste, and contaminated fuels. Universal Sodexho's mission is to enable the French Army to meet, even in operations, the same environmental standards as when it is in France. Recognized for its skills in this field, Universal Sodexho organizes the international transportation of the waste to recycling plants, ensuring compliance with EU regulations.

Among our clients…

Australian Defense Force, 6 bases (Australia)
Aksaz Naval Base, Marmaris (Turkey)
Astilleros y Maestranzas de la Armada naval base (ASMAR), Temuco (Chile)
Cercle National des Armées, Paris (France)
KDSK naval base and dockyard, Istanbul (Turkey)
Fortifikationsverket, 40 bases (Sweden)
Garrisons at Aldershot, Catterick, Colchester and York (UK)
UK Ministry of Defense, Riyadh (Saudi Arabia)
US Marine Corps, 55 bases (USA)
US Merchant Marine Academy, Kings Point, NY (USA)

In-theater military forces

French Army, Kosovo
KFOR (Kosovo FORce)
NATO Headquarters, Kabul (Afghanistan)
US Defense Logistics Agency (South Korea)

Correctional Services

167	201	2%	2,450	107
Revenues (in euro millions)	Revenues (in US$ millions)	Share of group revenues	Number of employees	Number of sites
* estimated	Source: Sodexho

'EQUAL' opportunity for a fresh start

France – At Longuenesse and Bapaume Prisons, SIGES, a Sodexho subsidiary that provides services to prisons in France, is participating in an initiative to assist ex-prisoners in finding housing and jobs. The program, known as EQUAL, is financed in part by the European Social Fund and tests new ways of tackling discrimination and inequality experienced by released prisoners who are seeking jobs or are already employed. The activities are structured around the four "pillars" or headings of the European Employment Strategy: Employability, Entrepreneurship, Adaptability, and Equal opportunities.

SIGES contributes to the fight against prisoner discrimination, which can make it difficult for former prisoners to return to a productive social and professional life, by seeking to empower prisoners through continuous, personalized assistance when they leave prison. SIGES teaches them basic social skills, provides job training, and helps them to find housing and employment.

In cooperation with French regional prison authorities, probation services and local employment agencies, SIGES provides matching funds for the employment of two Prisoner Enterprise Relations Advisors and one Prisoner Housing Relations Advisor. Their primary mission is to sustain and extend resettlement activity and support into the community through local networking. The advisors identify prisoners, who are likely to benefit most from the program, assisting each candidate in preparing their résumé, and then identifying companies that offer relevant job opportunities, and providing resettlement support, such as arranging suitable housing. The advisors also monitor the progress of each former prisoner in their new jobs until full reintegration into society has been achieved.

54 get jobs Over a 16-month period, at Longuenesse and Bapaume prisons (France), Prisoner Enterprise Relations Advisors counseled 342 prisoners, 54 of whom found employment upon release.

"The experience of SIGES in participating in a European initiative for special projects is sure to assist us in developing new projects at HM Prison & Young Offenders Institution Forest Bank."
– United Kingdom Detention Services (UKDS), Sodexho subsidiary

Interview with Herb Nahapiet
Sodexho Worldwide Market Champion, Correctional Services

"Reducing re-offending is about maintaining family links, and finding a job and a home for prisoners upon release. Studies suggest that by focusing on these areas, re-offending can be reduced by up to 50 percent."

Tell us about the size of this very special market…
The rules that apply to other types of businesses simply are not applicable in this segment. This is a social business where these specialized services were previously provided by government employees. Governments bring in the private sector when they feel comfortable that we have the expertise to provide these specialized services. They want value for money. For our part, we are pleased to offer our correctional services in countries with democratically-elected governments that do not have the death penalty, where our staff is not required to carry firearms, and where there are opportunities for rehabilitation for the prisoners.

Worldwide, does the business have growth potential?
There is significant growth potential. Every government is under pressure to increase the safety and security of its citizens, yet reduce taxes. Taxpayers want more for less. Independent studies show that the services we provide are at least as good and cost less than those provided by government agencies. It is natural for governments to turn to the private sector and Sodexho. We can provide innovative solutions to their needs.

What makes Sodexho different?
We view this as a social business; our clients see that we really understand the nature of their needs. They know that we know what they need and what they want. They trust us. Secondly, they see from our range of experience, expertise and growing reputation around the world that we deliver what we promise. They can rely on us. However, the fundamental thing – and this testifies to our ethical principles – is that we treat prisoners with respect. That gives them self-esteem and a feeling of self-worth that enables them to have normal relationships with other people in society.

Indicators

20% to 50%
lower recidivism
Research suggests that having stable housing can result in a 20 percent reduction in recidivism rates among released prisoners. More importantly, Home Office research has found that employment can reduce re-offending by between a third and half. Strong family ties can reduce the risk of re-offending by six times.
(Source: UK Government Cabinet Office, "Reducing re-offending by ex-prisoners." Social Exclusion Unit Report, July 2002)

Achievements

Australia
ISO 9001 quality certification, covering virtually all security services in this country.

France
French corrections authorities took delivery of a new prison in Liancourt, with SIGES providing multiple services and training. The prison architecture and environment are designed to improve quality of daily life for prisoners and staff alike.

UK
HM Prison Bronzefield, operated by UKDS, is designed to reflect the needs of women prisoners. Opened in June 2004, it accommodates 450 women, and improves women's lives by providing constructive activities, including resettlement-focused counseling.

In brief

[Australia]

Aboriginal Arts
Kangaroos and dreamtime stories are the backdrop for artists and sculptors working at Acacia Prison. Although primarily a cultural activity, this also provides a commercial opportunity. Aboriginal Arts improves employment prospects and is a source of emotional support during separation from family. This initiative provides an environment of mutual support and encouragement.

[UK]

NVQ Level 2 in catering
Management at HMP & YOI Forest Bank is training prisoners to achieve National Vocational Qualification at Level 2 in catering. This has two important benefits. Firstly, it improves the delivery of foodservice, which has been given the Gold Award by the Environmental Health Department of the Local Authority in Salford. Secondly, it provides skills and a recognized qualification that can help prisoners to find work, and support their return to a productive life after release.

[France]

Net improvement in prisoners' skills
In the institutions that it manages in the north of France, SIGES is providing accredited computer skills training for prisoners. This qualification is called the European Computer Driving License (ECDL). SIGES has contracted with the organization, Euro-Aptitudes (a company dedicated to the distribution and management of the ECDL in France) for this operation. The objective for 2004 is to help 180 applicants pass their "license."

[France]

Employees trained as tutors
All SIGES staff working with prisoners are trained as "tutors," and this is now an integral part of their mission. The training includes how to engage positively with each prisoner, how to evaluate skill levels, and how to construct an individual action plan. In addition, training focuses on raising each tutor's awareness of the special relationship that can be built with prisoners. At each site, some 30 to 40 prisoners benefit from a personal tutor.

Among our clients…

Australia (multiservice)
Department of Justice
Acacia Prison, Western Australia

Chile (multiservice)
 Ministry of Justice
5 prisons (opening in 2005-2006): La Serena, Alto Hospicio, Rancagua, Concepción and Antofagasta

France (multiservice)
Ministry of Justice
6 prisons in the south: Aix-en-Provence, Avignon, Grasse, Salon-de-Provence, Tarascon and Toulon-La Farlède
5 prisons in the north: Bapaume, Liancourt, Longuenesse, Maubeuge and Saint-Mihiel

Italy (foodservice)
36 prisons

Netherlands (foodservice)
Ministry of Justice
28 prisons

Portugal (foodservice)
11 prisons

Spain (foodservice)
8 prisons in Catalonia

UK (multiservice)
Home Office
2 prisons: Forest Bank and Bronzefield
1 removal center: Harmondsworth
1 prison: Peterborough (opening spring 2005)
2 resettlement hostels for ex-prisoners: Bristol (men's, opening July 2005, and women's, opening late 2005)

Healthcare

No. 1 worldwide

2,107	2,540	18%	56,800	3,602
Revenues (in euro *millions)	Revenues (in US$ millions)	Share of group revenues	Number of employees*	Number of sites
*estimated	Source: Sodexho

Golden service rewarded at
Liverpool Women’s Hospital NHS Trust
UK – When the contract came up for re-bid, we retained our catering and support services contract at this 280-bed healthcare center. Sodexho had held the previous contract with the hospital for eleven years. The new contract will bring yearly revenues of 3 million euro over six years, with the potential to renew for three additional years.

Hospital management's objectives in outsourcing are tough. They want to challenge the way that hotel services are delivered, plus ensure that satisfaction remains high. With a finger on the pulse of budgets, benchmarking takes place regularly – one reason why Sodexho's "open book" approach to partnering is viewed as a timely prescription for success. Finally, they want proof that their hotel services provider continually develops a recognized Quality culture, ensures safety in the workplace, and practices environmentally friendly procedures.

The new contract extends Sodexho's portfolio of services (domestic services, portering, catering, hospitality, switchboard, reception, and grounds maintenance) to include concierge and deep cleaning. A team of 130 are currently employed on site, but that number is set to rise as Sodexho takes on more responsibility.

Over the years, the team’s hard work has been recognized with industry awards for outstanding performance. Sodexho won the Kimberley-Clarke Golden Service award for its service excellence at Liverpool Women’s Hospital in 2001 and 2002. "We are delighted to be entering into a new contract with Sodexho," said Louise Shepherd, Chief Executive at Liverpool Women’s Hospital NHS Trust. "This gives us the opportunity to move forward as partners, and to continually challenge and change the way hotel services are delivered," she concluded.

5 A Day is our way
Sodexho assisted the Liverpool Women’s Hospital Trust in meeting all Better Hospital Food and Cleaner Hospitals Program requirements. It also introduced patient menus that include a daily minimum of five fruits and vegetables, a practice endorsed by the National Cancer Institute's 5 A Day for Better Health Program.

“As always the Patient Environment Action Team found the areas visited to be of the highest standards and I know that some of your staff put a lot of extra work into preparing for the visit and would like to let them know that it is appreciated.”
– Bev Parker, Operational Services Manager, Liverpool Women’s Hospital

Interview with Jean-Michel Dhenain
Sodexho Worldwide Market Champion, Healthcare

"Global Hospitality, a unique offering in this marketplace, makes us the specialists for quality of life in hospitals."

How would you characterize the world healthcare marketplace?
It is largely influenced by national policymakers. By this I mean the impact of the public sector, the trend to spend less time in hospital, the weight of capital investment, the merging of hospital groups, and so on… Globally, we estimate the foodservice arena is spending 40 billion euro per year, with little of that being outsourced. Some establishments, in the U.S. for instance, are even returning to direct management, because they have reached a critical mass that once again makes that attractive. Inversely, pressure on pricing can work in our favor, since it implies new solutions. Look at the UK, where they have a vigorous modernization program going on among NHS Trust hospitals. This has resulted in a demand for multiple services; today, 44 percent of our non-food business is with these clients. This is an exciting development, since we estimate the non-food market to be three times the volume of world foodservice. In practice, therapy only occupies 5 percent of a patient's time in hospital; that other 95 percent consequently provides a substantial opportunity for developing personal services.

What concerns hospitals most?
The quality of the medical care they provide, their facilities and their healthcare staff are always top of mind, with budget pressures always an ongoing concern, of course. Hospitals are also focused on ensuring that a sense of well-being is perceived throughout their organization. It’s important to remember that a healthcare establishment has to satisfy the expectations of not only its patients, but also of visitors and its own staff. Our offering, Global Hospitality, assists hospitals in providing a positive environment across many areas, including foodservice; the patient information and hospital welcome desk, hygiene, environmental management, and patient activities. Managing non-medical services consumes 25 percent of an establishment's total budget, impacts its reputation for 30 percent, and accounts for 70 percent of its perceived quality of life! It's up to us to develop innovative solutions that will position us as the leader in providing quality of life services in the hospitals we serve.

What is Sodexho's position in this marketplace?
Worldwide, we are number one and the only player in the marketplace to offer such a comprehensive program. This differentiates us from our competitors and from self-ops. Our clients enjoy the benefits of having a skilled, dedicated organization working on their behalf. Because of our specially-trained personnel, Sodexho is one of the few companies that can boast of having such a high degree of specialization in this arena. We know how to dispose of medical waste properly, or how to develop sophisticated cleaning and sterilization techniques that are so critical in preventing hospital-acquired infections. As a result, we enjoy a very high client retention rate and will continue to enjoy our role as the leading provider in this very demanding business.

Indicators

4.5%
growth rate
Sodexho estimates that the foodservice outsourcing rate in the world healthcare market is 29 percent; however, this rate varies widely from one country to another (e.g., 55% in Italy, 35% in the U.S. and 27% in France). Sodexho projects this market will grow, on average, at a rate of 4.5 percent over the next three years. During the last fiscal year, our market share as well as that of our two main competitors each advanced about 1 percent.

Achievements

Belgium
Operations at university hospitals in Antwerp and Liege receive ISO 9001 2000 certification for patient foodservice delivery.

Canada
Sodexho in Canada signed the two largest contracts in its history: Fraser Health Authority for 5 years of housekeeping services (12 sites), and Vancouver Coastal Health and Providence Health Care for 10 years of patient and retail foodservice (9 sites).

UK
- Three new PFI (Private Finance Initiative) contracts: Barking, Havering and Redbridge NHS Trust (Romford), Queen Mary’s Hospital (Roehampton, London), and Stoke Mandeville Hospital (Aylesbury).
- Medical equipment sterilization services receive ISO 9002 certification at Hereford Hospital NHS Trust.

USA
Sodexho Clinical Technology Management, a subsidiary specialized in optimizing the use of medical equipment, extends Sodexho's portfolio of services.

Sweden
Medical equipment sterilization services receive ISO 9001 2000 certification at the Björken (Umeå) and Mörby (Stockholm) patient recovery centers.

Switzerland and Thailand
New markets open up with a first contract signature in Switzerland (La Metairie Clinic), and a joint venture between Sodexho and Bangkok Dusit Medical Services Company Ltd (BDMS), a group of 12 hospitals that represents 15 percent of the private healthcare market in Thailand.

In brief

[USA]

Ultimate weight loss program
Sodexho has developed Create Your Weight, a scientifically-based weight management program, which relies on a simple breath test and a handheld analyzer with advanced metabolic software that provides information, related to exercise and food intake. Create Your Weight enables Sodexho to better serve its clients by providing resources to its extensive network of registered dietitians. We expect that more than one thousand Sodexho healthcare clients and their patients will benefit.

[Denmark]

Training, prevention and cultural understanding
At Rigshospitalet in Copenhagen, we mentor our cleaning staff in order to achieve our training and diversity objectives. Some 60 percent of our employees come from diverse cultural backgrounds and have a limited knowledge of Danish. The special mentoring provided here for a group of cleaning service assistants was financed in part by the local government, which regards the program as being particularly innovative.

[France]

Reducing the risk of contamination
Some 85 percent of hospital-acquired infections are the result of unwashed hands (germ sources include door handles, light switches, telephones, bedding, toilet facilities, etc.), and reducing this risk is a priority for Sodexho. Remedial action includes specific cleaning protocols at each establishment (validated by the Pasteur Institute of Lille and regularly audited), technical and behavioral training for cleaning service assistants, and special training for personnel assigned to high-risk areas, such as operating theaters and recovery rooms. Every effort is made to ensure a healthy environment for patients.

[France]

New Stand Up service
Stand Up is our signature brand for hospital amenities that provide a taste of home away from home. Patients, visitors and staff can relax in the Sodexho-operated café, visit the shop, or drop by a special counter for additional services. At the Bordeaux-Nord Clinic, we sell overnight packs that include bedding, a bag of toiletries and a breakfast voucher for those who wish to stay close to a loved one when they are in the hospital.

Among our clients…

12 de Octubre University Hospital, Madrid (Spain)
Albert Einstein Hospital, São Paulo (Brazil)
Alcorcón Hospital Foundation, Madrid (Spain)
Alemana Clinic, Temuco (Chile)
Ambroise Paré Clinic, Mons (Belgium)
American University of Beirut Medical Center (Lebanon)
Antwerp University Hospital (Belgium)
Austral University Hospital, Buenos Aires (Argentina)
Bangkok Pattaya Hospital, Pattaya Pattaya (Thailand)
Bangkok Samitivej Hospital, Bangkok (Thailand)
Baptist Hospital, Hong-Kong (China)
Barthélémy Durand Medical Center, Etampes (France)
Birmingham Children’s Hospital - NHS Trust (UK)
Björken Patient Hotel, Umeå (Sweden)
Bordeaux-Nord Aquitaine Hospital Complex (France)
Catholic University Polyclinic Gemelli, Roma (Italy)
Claude Bernard Clinic, Ermont (France)
Claude Bernard Clinic, Metz (France)
Clinico Universitario Hospital, Valencia (Spain)
Columbus Care Center, Milan (Italy)
Da Chang Hospital, Shanghai (China)
Danderyd Hospital, Stockholm (Sweden)
Darmstadt Clinic (Germany)
Davila Clinic, Santiago (Chile)
Delhi Heart & Lung Institute (India)
Detroit Medical Center, MI (USA)
Erasme University Hospital, Brussels (Belgium)
Euroa Health, VIC (Australia)
Fraser Health Authority, 12 sites, BC (Canada)
Glasgow Royal Infirmary (UK)
Hamilton Health Sciences Corp., ON (Canada)
Hammoud Hospital, Saida (Lebanon)
Henry Ford Hospital, Detroit, MI (USA)
Hereford Hospital NHS Trust (UK)
Hofpoort Hospital, Woerden (Netherlands)
Hospital of the Catholic University of Chile, Santiago (Chile)
International Evangelical Hospital, Genoa (Italy)
Jin Shan Hospital, Shanghai (China)
Johns Hopkins Hospital, Baltimore, MD (USA)
Karolinska University Hospital, Stockholm (Sweden)
Klagenfurt Hospital (Austria)
Lahey Clinic Medical Center, Burlington, MA (USA)
Las Americas Clinic, Medellín (Colombia)
Leeds University Hospitals NHS Trust (UK)
Liverpool Women's Hospital NHS Trust (UK)
Longjumeau Hospital (France)
Marc Jacquet Hospital, Melun (France)

Marly Clinic, Bogota (Colombia)
Mary Washington Hospital, Frederiksburg VA (USA)
McGill University Health Centre, Montreal, QC (Canada)
Medecine Academy, Gdansk (Poland)
Middelheim Academic Hospital, Antwerp (Belgium)
Monza Polyclinic (Italy)
Mörby Patient Hotel, Stockholm (Sweden)
North Stockholm County Council (Sweden)
Northwick Park Hospital, London NHS Trust (UK)
Nove de Julho Hospital, São Paulo (Brazil)
Oklahoma University Medical Center, Oklahoma City (USA)
Oncology European Institute, Milan (Italy)
Orlando Regional Healthcare Systems, FL (USA)
Orton Invalid Foundation, Helsinki (Finland)
Queen's Medical Center, Honolulu, HA (USA)
Regensburg University Clinic (Germany)
Rizzoli Orthopedic Institutes, Bologna (Italy)
Robert Debré Hospital, Paris (France)
Rudolfinerhaus Hospital, Vienna (Austria)
Seclin Hospital (France)
Shanghai Hospital (China)
Siemens Medical Circulatory Center, Eschenlohe (Germany)
Sint Blasius Clinic, Dendermonde (Belgium)
St. Joseph's Health Care, London, ON (Canada)
Stanford University Hospital, CA (USA)
Thunder Bay Regional Hospital, ON (Canada)
Tivoli Hospital, La Louvière (Belgium)
University of Nebraska Medical Center, 2 sites, Omaha, NE (USA)
Vancouver Coastal Health Authority, 9 sites, BC (Canada)
Västra Nylands Hospital District Area, Ekenäs (Finland)
Westmead Hospital, Sydney, NSW (Australia)
Wockhardt Hospital, Mumbai (India)
Wünnenberg Aatal Clinic, Bad Wünnenberg (Germany)

Seniors

No. 1 worldwide

646	779	6%	17,800	1,510
Revenues (in euro millions)	Revenues (in US$ millions)	Share of group revenues	Number of employees*	Number of sites
*estimated	Source: Sodexho

Goodwin House focuses on the priorities of residents

USA - Goodwin House, Alexandria, Virginia, is a not-for-profit continuing care retirement community, which offers independent living, and later, the option to benefit from assisted living or nursing care. Goodwin House provides an idyllic way of life, interesting people, an active lifestyle and an abundance of cultural activities. Above all, it lets residents enjoy the best of their present lives, with the knowledge that their long-term future is secure.

Sodexho has partnered with this client for 37 years, working hard to provide value and meet both the residents’ and the administration’s expectations in terms of high-quality service delivery. "The only thing the residents like better than the dining service is their friends,” said a Goodwin House spokesperson, following a recent satisfaction survey, conducted among the estate's 400 full-time residents. The success of this relationship led to a service agreement, expanded to include Goodwin House West in nearby Falls Church, Virginia, where Sodexho has provided dining and culinary services, since 1987.

"We just keep adding to the good times," said Kathy Anderson, Goodwin House CEO, in explaining the retirement community's mission. In response to their client's aspirations, the Sodexho team created To The Table, a tableside buffet concept that is so successful, it has been rolled out nationally. The dining and culinary service team wanted to provide independence and choice for assisted-living residents of Goodwin House, many of whom are former independent-living residents of the same community. To maintain their individuality and sense of control, the team custom-designed pushcarts, which are wheeled to each table, offering hot and cold foods, all beautifully presented. The cold cart also makes another round through the dining room as a mobile dessert station. The pushcarts are so popular with the assisted-living residents that the independent-living residents requested them in their dining room, as well!

28 housekeepers
In 2003, Goodwin House administrators outsourced housekeeping services to Sodexho Their aim was to achieve cost savings and ensure the highest standards for their residents. At Goodwin House, everyone now enjoys an impeccable environment, thanks to the extensive experience of the Sodexho housekeeping manager and the 28 people on the housekeeping team, who are trained specifically for work in retirement communities.

"We appreciate Sodexho's balance of attention to current operational strengths and a longer-range future vision. They are committed to the growth and excellence of the nonprofit senior living field, and they're a strong company with good people at all levels."
– Kathy Anderson, CEO, Goodwin House

Interview with Jean-Michel Dhenain
Sodexho Worldwide Market Champion, Seniors

"We partner with establishments for seniors, improving their quality of life."

How do trends in aging affect this global market?
Longer life expectancies will create an increased need for adapted infrastructure and services, such as home care. Potential in this market is therefore substantial. However, it is impossible to talk about a "global" marketplace. There are many profound cultural differences. In Latin America or in Japan, for instance, seniors traditionally live out their lives with families. Sociological differences are equally apparent, such as in societies that value "independent" or "assisted" living. Institutions must face the burgeoning requirements of service specialization, dependent on evolving expectations. As for home care, this depends on governments. In Italy, for example, there are tax advantages for home care.

What is your mission statement?
Empower each establishment to be "just like home." That said, retirement communities face three problems: malnutrition, dependence and loneliness. We have innovative solutions for all three. Under-nutrition, for example, has led us to use protein-rich formulations, and "textured" preparations that are easy to swallow and digest. Our specially-trained teams assist seniors to meet the needs of everyday living. Additionally, we foster opportunities for seniors to meet new people. Our aim is to improve their lives by delivering a complete service suite, which contributes to the conditions that allow people to "age gracefully."

How does Sodexho leverage change?
During the fiscal year, Sodexho clearly remained the worldwide leader in this segment, with a market share of about 1.5 times that of our main competitor. Our marketing acumen and experience in this business give us a clear competitive advantage. We understand the key importance of participating in the lifestyle projects of different establishments over the long term. This market vision does not come from being a one-off provider, limited to a single service. Clients are also fully aware of this. As for seniors themselves, they need to feel loved by the service staff they've come to know and recognize. Our job is their quality of life.

Indicators

18%
average outsourcing rate
Sodexho estimates that foodservice worldwide for seniors represents a 30 billion euro potential market, with 18 percent of that outsourced on average, a relatively low rate. Moreover, growth opportunities extend far beyond foodservice. Sodexho evaluates the market potential of non-food services to be 2.5 times that of food.

Achievements

Belgium and France
Two retirement homes are "twinned" (Maison Villa Pia Bordeaux and Maison Marie Immaculée de Neufvilles) at the initiative of Sodexho in order to foster exchange and the transfer of know-how.

France
The Association Française pour l'Assurance Qualité (AFAQ, or French association for quality assurance) awards Service Commitment certifications to 188 socialized healthcare establishments and their management for the fifth consecutive year.

In brief

[France]

Mealtime essentials
In French culture, a traditional evening meal includes a starter, an entrée, cheese and dessert. Nevertheless, this may not be what seniors want, nor does it necessarily provide a balanced meal for them. A soup-of-the-day, with a nutritional food supplement, rich in protein, calcium and fiber (formulated in cooperation with the Nestlé group), a milk product or cheese, a fruit or a dessert provide seniors with a well-balanced diet and prevent under-nutrition, which impacts half of all seniors in France.

[USA]

Specialist training targets issues of aging
At Sodexho, we believe our teams will do a better job of serving seniors if they actually "live" the aging experience. Before our employees begin working in the senior segment, they receive specialized training in which they explore their own attitudes about growing old. Trainees hone their skills in dealing with the physiological, psychological, and social aspects of aging. From welcoming residents to their new home, to communicating with their families, it is all about a very special kind of care.

[Spain]

Generations bridged
Social isolation and loneliness have an adverse effect on the health of the elderly. Sodexho in Spain works to organize festive events that bring the young and old together, around different themes of exchange and sharing. Emotions run high when local children visit retirement homes to present songs, poems, stories and plays. Everyone has a great time, with plenty of memories to cherish for all!

Disabled persons

"Improving quality of life for the disabled is ensuring that they have an equal chance to enjoy full and productive lives.”
– Jean-Michel Dhenain

Sodexho works in many facilities serving the needs of those with mental and physical challenges, and we also provide jobs to many disabled workers throughout our organization. Each service we provide is adapted to the residents themselves – their ages and the degree and type of their physical or mental disabilities. The primary objective of Sodexho teams is to ease the integration of the disabled into society, supported through activities such as job training and public awareness campaigns.

Achievement

Belgium
Sodexho in this country enters this sector with its first multiservice contract from Maison Farra Clerlande in Ottignies.

In brief

[France]

Social integration through employment
Every year, 200 disabled workers train in the culinary arts in cooperation with therapists in approximately 40 establishments where Sodexho is present. In Grenoble for instance, 12 disabled people found employment during the year. In the Vendée region, a young, disabled woman received her vocational qualification, and now works for Sodexho.

[Sweden]

100 people to serve the disabled
In the greater Stockholm area, Sodexho employs more than 100 people in supply operations for medical equipment. Wheelchairs, walkers, and equipment for physical reeducation are purchased and adapted to the needs of each user. The team also handles storage, shipping and technical installation.

[France]

Signs of our times
Café Signes in Paris is both operated and patronized by the deaf and hearing impaired. Designed around a theme of exchange and communication, notably using sign language, Café Signes crowns an effort by CATC (Centre d'Aide par le Travail et la Communication Jean-Moulin). The café is open to the general public and Sodexho helps manage disabled staff who provide foodservice. The Sodexho tutor, responsible for the site, learned sign language to facilitate day-to-day work. This innovative approach at Café Signes is the first of its kind in France, and received in 2003 the Actor of the European Year for Disabled Persons award.

Among our clients…

Am Bürgerplatz Home, Rödental (Germany)
Augustines Home, Meaux (France)
Aurinkomäen Retirement Home, Pornainen (Finland)
Avondale Retirement Village, Cooranbong, NSW (Australia)
Baptist Housing, Vancouver, BC (Canada)
Barcelona social & health foundation, 9 sites (Spain)
Bettemburg Continuous Care Centre (Luxemburg)
Beverly Gallen Seniors Suites, Santiago (Chile)
Carroll Lutheran Village, Westminster, MD (USA)
Casa di Dio Rest Home, Brescia (Italy)
Casa Serena Rest Home, Padova (Italy)
Christie Gardens Apartments and Care, Toronto, ON (Canada)
Church of Scotland, The Elms, Edinburgh (UK)
Continu Foundation, Utrecht (Netherlands)
Copeland Oaks Retirement Center, Sebring, OH (USA)
De Jutter Foundation, The Hague (Netherlands)
Edinglassie Caring Centres, Emu Plains, NSW (Australia)
Eichenhöhe Nursing Home (Red Cross), Hamburg (Germany)
Elim Park Baptist Home, Cheshire, CT (USA)
Fejér County, 20 sites (Hungary)
Filen Nursing Home, Stockholm (Sweden)
Franz Ludwig Home, Bamberg (Germany)
Friesland Psychiatric Hospital, Leeuwarden (Netherlands)
German House, Santiago (Chile)

Goodwin House, Alexandria, VA (USA)
Groepering Voorzieningen ouderenzorg (GVO), 4 sites (Belgium)
Guttmann II Institute, Barcelona (Spain)
Hebrew Home, Rockville, MD (USA)
Hespérides Centre, Neuilly-sur-Seine (France)
Hogar de Christo, Santiago (Chile)
Il Gleno (charitable institution), Bergamo (Italy)
Jewish Care, Inc., 2 sites, Melbourne, VIC (Australia)
Joseph Weld Hospice, Dorset (UK)
Kuratorium Fortuna Schlosspark, Vienna (Austria)
La Bonanova Home, Palma de Mallorca (Spain)
La Posada at Park Centre, Green Valley, AZ (USA)
Linda Retirement Home, Sipoo (Finland)
Luther Manor, Milwaukee, WI (USA)
Maria-Gamla Stan, Stockholm (Sweden)
Marie Immaculée Home, 5 sites, Neufvilles (Belgium)
Meadow Lakes, Hightstown, NJ (USA)
MEDIDEP Group, 87 sites (France)
Municipality of Gävle (Sweden)
Municipality of Västerås (Sweden)
Nonnenbrücke Home, Bamberg (Germany)
Pflegeheim House, Santiago (Chile)
Pilträdet Nursing Home, Stockholm (Sweden)
Public Centers for Social Action,13 sites (Belgium)
Re Carlo Alberto Retirement Home, Turin (Italy)
Red Cross, 7 sites (Belgium)
Richiedei Rest Home (charitable institution), Brescia (Italy)
RSL Park, Frankston, VIC (Australia)
Sankt-Nicolai Retirement Home, Neustadt Rübenberge (Germany)
Sant’Anna Home (charitable institution), Fossano (Italy)
Santa Catarina Rest Home, São Paulo (Brazil)
Shannondell, Audubon, PA (USA)
Shepherd Village, Toronto, ON (Canada)
Sinoplies, 16 sites (France)
Sodexho Central Kitchen Beckomberga, Stockholm (Sweden)
Specialty Care, Toronto, ON (Canada)
Tanto Nursing Home, Stockholm (Sweden)
The Highlands of Wyomissing, Wyomissing, PA (USA)
The Highlands Retirement Community, Topsham, ME (USA)
Waterman Village, Mount Dora, FL (USA)
Wesley Gardens, Sydney, NSW (Australia)
Whiteley Village, Surrey (UK)
Winchester Gardens, Maplewood, NJ (USA)
Zuflucht Retirement Home, Soltau (Germany)

Education

No. 1 worldwide

2,799	3,374	24%	74,400	4,934
Revenues (in euro millions)	Revenues (in US$ millions)	Share of group revenues	Number of employees*	Number of sites
*estimated	Source: Sodexho

Western Academy of Beijing values local color

China – An advantage of living overseas is the opportunity to experience and embrace diversity. Seeing new sights, tasting new flavors, learning a new language, getting to know the people and culture of a new country are the daily benefits of an international school education. Embracing the "China Experience" is an essential part of the Western Academy of Beijing's (WAB's) philosophy.

In 1999, WAB decided to build a new school that would reflect its unique balance of modern and traditional Chinese values. The partnership was born out of Sodexho's close cooperation with the school's architects in designing the kitchen and dining facilities to world class standards. In 2001, a five-year foodservice contract formalized the relationship. However, partnership for Sodexho means providing value every day in order to ensure each client's success, and not simply in the school cafeteria.

WAB not only integrates the latest information technology in its curriculum, it also uses it as a vital tool for maintaining good relations with its 21st-century community of parents. To support this mission, Sodexho delivered its SoKeez system, providing smartcards that allow students to borrow books and computers. In addition, SoKeez enables parents to check their children’s meal reports online using Sodexho's dedicated Web site, www.sodexhoeducation.com. WAB is the first school in China to adopt this solution – further proof of its innovative spirit.

With an enrollment of 920 students from 54 countries, mealtime can be an adventurous undertaking. Sodexho offers an extraordinary array of choices in order to cater to the most eclectic tastes and maintain healthy diets. There is Asian cuisine as well as international à la carte selections with three full courses. Students have meal options at breakfast, lunch and after school. Light fare is available at the salad bar, along with sandwiches, sushi, and pastries. In addition, Sodexho provides extensive catering services for WAB’s special events, such as school assemblies, theater productions, and the end-of-term fun fair – that’s plenty of food for thought all year round!

920

students from 54 nations

In keeping with the principles of Feng Shui, Sodexho seeks natural balance in appealing to a world of difference, from pre-school through high school. American, British, Korean, Finnish and Dutch represent the largest national groups. Students who speak English as a first language comprise 45% of the student body, students from continental Europe, 30%, and Asian students, 25%. All students study the Chinese language on campus.

"Sodexho is our trusted partner in educating each child to reach their full potential in a warm and caring community that fosters excellence and responsibility."
– John McBride, Director, Western Academy of Beijing

Interview with Rick Brockland
Sodexho Worldwide Market Champion, Education

"In Education, it’s about creating true partnerships and being a part of the community. Our services add value to our clients by supporting their educational missions and business objectives.”

How are trends in education affecting your outlook?
We estimate the worldwide foodservice potential for the segment at 45 billion euro, with the U.S. accounting for 40 percent of that, due to its flourishing Colleges & Universities sector. Our research tells us that 36 percent of foodservice is outsourced; however, the trend swings significantly (e.g., USA 34%, Italy 65% and France 33%), because of the impact of independent schools, government policies, and other factors. Annual market growth is 4 to 5 percent in Sodexho's three main countries (USA, UK and France), chiefly the result of students spending more time in school.

What's important to these clients?
Budgets are still a top priority. However, what’s really on every client's mind, worldwide, is the global epidemic of childhood obesity. According to CDC (Centers for Disease Control, located in Atlanta, Georgia USA), obesity is becoming the number one health concern, even surpassing smoking. Clients look to Sodexho to understand this alarming trend, and to partner through programs that support long-term solutions.

How is Sodexho fighting childhood obesity?
School is where children spend a large part of their day. At Sodexho, we have the largest network of registered dietitians in the world, and our responsibility is to provide balanced menus and healthy options. But fighting obesity is more complex than that. As part of an integrated approach, Sodexho partners with teachers to help educate students in the classroom on healthy eating through programs like School Stars in American elementary schools, Fit & Ness in British preparatory schools, and Club Fêtavi in France. Students are tested on it and we provide coloring books and games to help make the learning process fun. These educational programs were developed in partnership with educators with the aim of planting the seeds of good nutrition. Clearly, our mission does not end at the school cafeteria door.

In what other ways is Sodexho closer to clients?
We say what’s important to our clients is important to us, and we differentiate ourselves through flexibility. For example, Sodexhoeducation.com is one of the tools we offer in the fight against obesity. Our Web site provides important information, facts and figures, and is an avenue of communication between schools, students and parents. The Global Chef Program is another example. It was developed in order to showcase different tastes from around the world and has been a big hit with college students on the campuses we serve.

Indicators
45
billion euro marketplace
Sodexho is indisputably number one in this segment, with a market share 1.6 times that of our closest competitor. For college campuses seeking to attract and retain the best students, quality of life issues are extremely important to the long-term success of an educational institution, and Sodexho is a leader in providing not just food, but also facilities services. We foresee continued growth in our multiservice facilities management business because clients today are looking for an integrated approach, where their provider – their partner – understands not only their needs in food, but also their aspirations for their entire institution. (Source: Sodexho)

Achievements

USA
Sodexho and the National School Boards Association (NSBA) celebrated 10 years of partnership in presenting the Magna Awards for leadership in American education. This year's NSBA conference was attended by 11,000 school leaders, from 430 school districts all across the United States.

USA
Jazzman’s Café™, Sodexho's coffee bar concept, opened its 100th location, and was the first contract foodservice brand to be named the winner of the food industry's prestigious Hot Concepts Award, for demonstrating both emerging growth and its ability to fire up appetites across the country.

France
The sustainable development program for public schools, set up by Sodexho in partnership with the association, Eco Maires, received the 2004 label of recognition from the Ministry of Ecology and Sustainable Development.

UK
Sodexho’s Healthy Eating Program sends trainees to visit children in disadvantaged areas in order to educate them about nutrition and lifestyle. This year's Business in the Community Awards gave the program its coveted Big Tick Standard in recognition of responsible practices.

In brief

[France]

Fun ways to develop good eating habits
In Sodexho's Fêtavi clubs, 8 to 11 year olds gain classroom knowledge of how they can practice good eating habits at home. In school, children find out about the basics using the Nutricom® software package. Students are provided with special notebooks that also include games, recipes, hints…and advice for parents. At the school cafeteria, the fun goes on with special plates and graphics that show children how to compose a balanced meal. PNNS (Plan National Nutrition et Santé, or French national nutrition and health plan) lauded Sodexho's Fêtavi clubs (for more details, see page 19).

[UK]

Cartoon characters join kitchen staff
In British preparatory schools (for 3 to 10 year olds), Sodexho's characters "Fit & Ness" are lending a hand in teaching children about nutrition and wellness. Newly launched, the program aims to help children get a healthy start in life. Fit & Ness animate a range of materials, which support schools in meeting the UK Nutritional Healthy Schools Standards. The characters welcome children to the school catering department and help them get to know the staff…who carry on from there with the serious teaching.

[USA]

Leading the battle against childhood obesity
“Obesity is a serious concern for our nation’s young people, and parents want to be sure their children are getting nutritious, well-balanced meals at school,” said Rod Bond, President, Sodexho School Services. “We believe that when students learn how important it is to refuel with healthy food, they will start to make smarter choices. The School Stars program in elementary schools and the Performance Zone program in middle schools both teach good habits that our children can use for a lifetime,” he added.

[France]

Sustainable development at the head of the class
Sodexho together with 600 city mayors in the Association, Eco Maires, has launched a guide for sustainable development in school cafeterias. The publication offers methods that help local government improve publicly-financed foodservice, blending fiscal responsibility, social equality and environmental protection. This approach, which is codified in a Charter, has already been implemented by Sodexho in the cities of Grasse and Fécamp.

Among our clients…

Älvstranden Gymnasium and University of Gothenburg (Sweden)
American International School, Hong Kong (China)
Andrès Bello University, Santiago (Chile)
Arizona State University, Tempe, AZ (USA)
Atlanta Public Schools, GA (USA)
Beaufort County School District, NC (USA)
Brock University (Canada)
Campus Sainte Thérèse, Ozoir-la-Ferrière (France)
Canford School (UK)
Cardinal Mercier Middle School, Braine-l’Alleud (Belgium)
Central kitchens, Anderlecht and Diest (Belgium)
Chinese International School, Hong Kong (China)
Claude Bernard University, Lyon (France)
Downe House, Newbury (UK)
ENAC, Toulouse (France)
ESF: Phoenix International School, West Island School, Bauhinia School, Hong Kong (China)
Fine Arts University, Beijing (China)
Fordham University, New York, NY (USA)
Free University, Brussels (Belgium)
French Lycées: Buenos Aires (Argentina), Antwerp (Belgium), Hong Kong (China), Budapest (Hungary), Riyadh (Saudi Arabia), Seoul (South Korea), (Singapore), Madrid (Spain), Bethesda, MD (USA)
Georgia Institute of Technology, Atlanta, GA (USA)
Gimnasio Moderno, Bogotá (Colombia)
Granite School District, UT (USA)
Haagse Hogeschool, The Hague (Netherlands)
Hang Seng School of Commerce, Hong Kong (China)
Hellenic American Educational Foundation, Athens (Greece)
Helsinki School of Economics (Finland)
Hobart & William Smith Colleges, Geneva, NY (USA)
Hong Kong International School, Hong Kong (China)
Huddersfield University (UK)
International Schools: Perth (Australia), Düsseldorf (Germany), Helsinki (Finland), Sotogrande (Spain)
Juilly Middle School (France)
Kingswood Group, Norfolk and Isle of Wight (UK)
Lubbock Independent School District, TX (USA)
Massachusetts Institute of Technology, Cambridge, MA (USA)
Mosborough Primary School and Owler Brook Infant School, Sheffield (UK)
National University (Singapore)
Passy Buzenval Middle School, Rueil-Malmaison (France)
Po Leung Kuk Castar School, Hong Kong (China)
Polytechnic (Singapore)
Pontificia Catholic University, Santiago (Chile)
Saddleback Valley Unified School District, CA (USA)
Saint Andrew’s Junior College (Singapore)

Saint Louis Public Schools, MO (USA)
Saint Mary’s College, Moraga, CA (USA)
Saint Nicolas Middle School, Issy-les-Moulineaux (France)
Salem-Keizer School District, OR (USA)
Santa Rosa County School District, FL (USA)
School districts: Aosta, Cesano Maderno, Collegno, Pietrasanta (Italy)
School districts: Chalon-sur-Saône, Nice, Noisy-le-Grand, Rueil-Malmaison (France)
Stockholm University (Sweden)
Suzhou Singapore School (China)
Trinity School, Devon (UK)
Tulsa Public Schools, OK (USA)
United World Colleges: Hong Kong (China), Singapore, Montezuma, NM (USA)
University Hospital, Buenos Aires (Argentina)
University of Cagliari (Italy)
University of Hong Kong (China)
University of South Carolina, Columbia, SC (USA)
University of Tampa, FL (USA)
University of Technology, Eindhoven (Netherlands)
University of Technology, Helsinki (Finland)
University of Toronto (Canada)
Washoe County School District, NV (USA)
Western Academy of Beijing (China)
Western Kentucky University, Bowling Green, KY (USA)
Wiltshire County Council (UK)
Yew Chung International School (China)
York University (Canada)

Remote Sites

No. 2 worldwide

587	708	5%	24,300	1,308
Revenues (in euro millions)	Revenues (in US$ millions)	Share of group revenues	Number of employees	Number of sites
Source: Sodexho

UzenMunayGas – local faces in far away places

Kazakhstan – In December 2003, Universal Sodexho and KazMunayGas-Service created the joint venture, Sodexho KazMunayGas-Services, in order to benefit from their combined expertise – international and local – and provide services to the oil, gas and mining industries in Kazakhstan. A five-year contract, signed in June 2004 and valued at US $18 million, provides for foodservice at 18 locations in the Uzen oil and gas fields, seven days a week, to 5,000 employees, most of whom are oil workers with UzenMunayGas, a division of Exploration Development KazMunayGas. Sodexho KazMunayGas-Services plans to follow this success by deploying a multiservice offering.

"We are transparent with our client," said a spokesperson for the joint venture. "We are flexible and responsive to local requirements," the spokesperson added. Universal Sodexho builds relationships of trust with its clients and partners, acting for the future of all and not just looking after its own interests. Sodexho KazMunayGas-Services makes a local commitment in terms of people, values and how it manages business. For instance, this operation employs over 280 local people and uses only local suppliers.

Sodexho KazMunayGas-Services has a training program for its local personnel. This way, key positions held by expatriated specialists will progressively be turned over to local staff, including Project Manager, Purchasing & Logistics Manager, Transport Manager, and others. This is another example of how Universal Sodexho's innovative Xchange program (based on sustainable development policies) wins new business.

In further support of the operation and to ensure a reliable source of produce for catering, Universal Sodexho has fostered farm development, bringing in crop specialists to share their expertise with local farmers to improve crop yields. Sodexho KazMunayGas-Services has also concluded agreements with local small businesses for the supply of shoes and uniforms. These and many other examples show that Universal Sodexho is truly making a meaningful contribution to the local economy.

2,500
customers get multiservice benefits
Sodexho KazMunayGas-Services is building an ever broader multiservice offering, and is already set to provide buses and light duty vehicles with drivers, plus vehicle fleet management and maintenance, transporting more than 2,500 employees a day. In addition, it will be a provider of laundry and uniform supply services.

"The aim of our joint venture, Sodexho KazMunayGas-Services, is to upgrade services, train local personnel, and improve our Health, Safety and Environment performance. The Uzen project shows that we are achieving these objectives."
– Kenzhebulat Khairov, General Director, KazMunayGas-Service

Interview with Nicolas Japy
Sodexho Worldwide Market Champion, Remote Sites

"We strive for sustainable improvement in quality of life, putting security first, and with transparency as a priority."

What's changed in this investment-driven marketplace?
Despite risk in the Middle East, the market has been vigorous in Oil & Gas, Mining, and Construction. Driven by strong growth in China and India, the prices for oil and other strategic commodities remain high, which fuels investment in the kind of large projects that we target. Heavily outsourced, we estimate total market potential at 10 billion euro. However, this potential is not evenly distributed geographically. For instance in Oil & Gas, where we are market leaders, investment has plunged in the Gulf of Mexico, and is flat in the North Sea area. The Americans are turning to Angola, Nigeria and Equatorial Guinea for new operations in order to balance out their risks in the Middle East. Globally, no single region is likely to offer a bonanza of potential, but some countries, such as Algeria, Nigeria, Angola, Libya, Iran and Kazakhstan, should develop into great opportunities over the coming years, and we are well-positioned to benefit.

What do clients expect from service providers?

Their main concern is to renew operations and optimize proven reserves. Thanks to us, they gain substantial economies of scale by reducing the number of their subcontractors. When clients turn to Sodexho as a single-source provider, they benefit from the same service quality, even in the most remote regions. This satisfies another concern –ensuring that their people enjoy the best quality of life possible, everywhere in the world.

What other competitive advantages do we offer?
Total transparency ranks first. We commit ourselves to an "open books" policy. For another thing, we recognize the critical importance of security. We alone offer contracts, specifically addressing security issues, and have a strong expertise in this field. Due to our know-how and commitment, we are able to foster sustainable improvement in the quality of life. Who is better positioned than us to partner with clients for sustainable development? Sodexho champions equal-opportunity employment, training and team spirit. Our policies favor local procurement and encourage the creation of small businesses. We protect the environment by cleaning up our camps and work sites, and have even helped to transform a former mine into a tourist attraction! These are all key advantages for our clients as well as for us.

Indicators

360°
security coverage
Universal Sodexho has made security a key component of its operations, with our specialist teams offering unique expertise in the field. In the UK, billing for security services jumped sevenfold, development of security services has been brisk in Alaska, and Shell recently renewed contracts with Universal Sodexho in part due to our security skills.

Achievements

Asia
In February 2004, Universal Ogden Indonesia received ISO 9001 2000 certification. Universal Sodexho continued to implement Quality management in India, Thailand and Singapore. In addition, it extended its operations to Laos and Bangladesh.

Denmark
A transversal team of Universal Sodexho employees in the UK, the Netherlands and Denmark won an important contract with Maersk Oil and Gas AS.

UK
- Universal Sodexho in Scotland received safety awards from the British Safety Council (for the fifth consecutive year), the International Association of Drilling Contractors (for the third time), and the Royal Society for the Prevention of Accidents.
- Customer Management magazine named Universal Sodexho Facilities Manager, Alex Fleming, Manager of the Year. He works on Shell’s North Cormorant platform.

In brief

[Australia]

Targeting health awareness
In today's busy world, people often tend to neglect their health. Universal Sodexho and Carepoint Corporate Health provide an innovative preventive and therapeutic healthy-lifestyle program, called Symmetry, at mine sites in Western Australia. Fitness testing, ergonomic analyses of workstations and studies of eating habits allow for personalized individual programs, including preventive information. By promoting exercise, back care, and balanced diets, Symmetry focuses on health strategies for employees in the workplace.

[Laos]

When Sodexho goes glocal
Bateman/Ausenco awarded Universal Sodexho a camp management and services contract for a copper mine in a remote area of Laos. The contract requires multiservice delivery in a spirit of sustainable development, including maintenance, operation and the procurement of camp equipment (purchased in Australia and Vietnam, then shipped to the site in just seven days). Universal Sodexho seeks to employ local workers to help deliver this wide range of services, and also promotes equal gender opportunity.

[Peru]

Creating career paths
Sodexho and Minera Antamina have put together a program that aims to promote health, education, agricultural productivity, professional training and the creation of small businesses. For the past two years, a local training center has provided 20,000 hours of instruction, allowing 400 boys and girls to acquire hotel and restaurant skills. Beyond providing opportunities at the mine, this also qualifies them for employment elsewhere in the region.

[Worldwide]

SoKeez feeds ambitions, cultivates innovation
Presented at the 2002 Sodexho World Innovation Forum, SoKeez simplifies jobsite operations. Developed by Universal Sodexho, SoKeez is a smartcard that works as an ID badge that can store personal information, manage access control and serve as an electronic wallet, all rolled into one. Chiyoda, building an LNG plant on Sakhalin Island, is set to deploy 5,000 SoKeez cards. In a project with Bechtel in Equatorial Guinea, 2,500 SoKeez cards will go into action.

Among our clients…

Oil & Gas

Alyeska Pipeline Service Company (USA)
ADCO (UAE)
Amerada Hess Corporation (Algeria, Equatorial Guinea, Gulf of Mexico)
Apache Energy (Australia, Gulf of Mexico, Sultanate of Oman)
BGP (Saudi Arabia)
BP (Argentina, Gulf of Mexico, Indonesia, Netherlands, Norway, UK, USA)
ChevronTexaco (Gulf of Mexico, Saudi Arabia)
ConocoPhillips (Gulf of Mexico, Syria, UK, USA)
Diamond Offshore (UK)
ENAP (Argentina, Chile)
EnCana (Canada, UK)
ENI-AGIP-SAIPEM (Australia, Cameroon, Netherlands, Nigeria, Norway, Qatar, Gulf of Mexico)
Ensco (India, Indonesia, Qatar, Singapore, Vietnam)
ExxonMobil (Canada, Gulf of Mexico, Norway, Russia, Saudi Arabia, UK, USA, Venezuela)
Gaz de France (Netherlands)
Global Industries (Gulf of Mexico)
Global Santa Fe (Equatorial Guinea, Qatar, Thailand)
Halliburton (Angola, Nigeria, Qatar)
Helmerich & Payne (Chad, Gulf of Mexico)
KazMunayGas (Kazakhstan)
KNPC (Kuwait)
AP Moller-Maersk Group (Congo, Denmark, Nigeria, Venezuela)
Maersk Oil and Gas (Denmark)
Marathon (Gabon, Gulf of Mexico, UK)
Nabors Industries (Gulf of Mexico, Indonesia, Saudi Arabia, USA)
NAM (Netherlands)
Noble Drilling (Denmark, Gulf of Mexico, Netherlands, Nigeria, Qatar, UAE, UK)
Oceaneering (Angola)
Parker Drilling (Bangladesh, Gulf of Mexico, Indonesia)
PDVSA (Venezuela)
Pemex (Mexico)
Pluspetrol (Peru)
Pride International (Angola, Gulf of Mexico, India, Indonesia, Ivory Coast, Saudi Arabia)
QGPC (Qatar)
Rowan Companies (Gulf of Mexico and UK)
Sakhalin Energy consortium (Russia)
SBM (Congo)
Seabulk International (Angola, Equatorial Guinea, Nigeria, Qatar, Singapore)
Shell (Gabon, Gulf of Mexico, Netherlands, Russia, Sultanate of Oman, UK)
Smedvig Offshore (Norway, UK)
Smit International (Singapore, UAE)
Sonatrach (Algeria)
Stolt Offshore (western Africa, Russia)

Talisman Energy (Norway, UK)
Tidewater (Angola, Nigeria, Gulf of Mexico, Qatar)
Transocean, Inc. (Cameroon, Congo, Gulf of Mexico, India, Ivory Coast, Nigeria,
Norway, Thailand, UK)

Construction & Engineering

ABB (Norway, Russia, Saudi Arabia)
Bechtel (Equatorial Guinea)
Chiyoda (Russia)
Dyncorp (Qatar)
Fluor Daniel (Gulf of Mexico, Qatar, USA)
Hydro-Québec (Canada)
Impregilo (Iceland)
JGC (Nigeria)
Mott MacDonald (Gabon)
Snamprogetti (Nigeria)
Techint (Peru)
Technip (India, Nigeria, Norway)
Vinci (Libya)
Willbros (Nigeria, Oman)

Mining

Alcan (Australia)
Anglo American (Chile)
BHP Billiton (Canada, Peru)
Barrick Gold (Australia, Canada, Peru, Tanzania)
Cambior (Canada)
Codelco (Chile)
De Beers (Canada)
Glencore (Kazakhstan)
Kinross Gold Corporation (Russia)
Lionore Mining International (Australia)
Noranda (Canada, Chile)
Oxiana (Laos)
Rio Tinto (Australia, Chile)
Teck (Peru, USA)
Western Mining (Australia)

Service Vouchers and Cards

No. 2 worldwide

249	300	2%	2,700	293,000
Revenues (in euro millions)	Revenues (in US$ millions)	Share of group revenues	Number of employees	Number of sites
Source: Sodexho

Surf@Home by Sodexho with Belgacom

Belgium – Sodexho Pass joins telecom operator Belgacom in building a future where unlimited communication possibilities create new and unexpected services. In this spirit, an idea came out of the Private PC Plan of the federal government of Belgium, which offers a tax break to encourage Belgian workers to use information technology. Called Surf@Home by Sodexho, this innovative solution enables employers to provide staff with a tax-exempt fringe benefit and a source of motivation in the form of high-speed Internet access.

Many Belgium employers are keen to boost the computing skills of their people. When they choose Surf@Home by Sodexho, they are investing in the future of their companies. The system also increases job satisfaction among employees, who now "surf the Net" from home, with their families, at lower or no cost. Participating employers choose the amount (25%, 50%, 75% or all) of their tax-exempt contribution to an employee's monthly Internet bill. Sodexho Pass does the rest.

Surf@Home by Sodexho is the kind of fringe benefit that employers love. Managed in the same way as the Meal Pass®, this solution is "virtual," thanks to SoEasy (see related article). How does it work? The employer signs a contract with Sodexho Pass, then decides which employees are to benefit (and communicates their call numbers, using SoEasy, to Sodexho Pass). If the employer's contribution is less than all, Sodexho Pass informs Belgacom, which also installs an Internet connection at each designated employee's call number. In the event of shared costs, Belgacom bills the employee's part directly (and bills Sodexho Pass for the rest), while Sodexho Pass bills employers for their part.

The potential for this agreement between Sodexho Pass and Belgacom is substantial, with the partners estimating that in Belgium there could soon be 240,000 high-speed Internet lines, paid by employers, with 40,000 already in service (Source: InSites Consulting for Belgacom, Microsoft, Intel and HP; 2003); meaning Surf@Home by Sodexho is sure to succeed – in this market, and beyond!

"Sodexho Pass is an expert in managing fiscal and social benefits. Belgacom specializes in connectivity and end-user support. By combining our know-how, we bring to client companies an innovative employee loyalty solution, which we strongly believe in."
– Jacques Heynen, Executive Vice President Sales and Customer Care, Belgacom

70%
willing to try
Almost three quarters of Belgian companies are interested in the Private PC Plan as an added benefit to their employees, and about 30 percent of them are studying the concept or already intend to implement the solution in the near future. (Source: InSites Consulting for Belgacom, Microsoft, Intel and HP; 2003)

Interview with Pierre Henry
President, Sodexho Pass

"Creativity, a proactive culture and internal synergies grant us genuine qualitative and technological advantages."

What is the outlook for growth in your business?
Strong growth should continue. However, the market evolves differently, depending on which geographic area you're looking at: Western and Central Europe, Latin America, or more recently, Asia. We focus on three service categories: Daily Life, Motivation, and Social Life. We are a major player in improving the performance of businesses and public authorities, and in optimizing the management of public aid. Daily Life products generate the bulk of our revenues in a worldwide marketplace. At the same time, Motivation and Social Life products offer substantial opportunities for growth. For instance, after our advance in Europe, Latin America is now also a priority objective for Social Life products. We estimate that the potential issue volume is over 30 billion euro worldwide. However, that estimate does not factor in the rapid emergence of new services. With new products popping up daily, our growth rides on our ability to listen and innovate – each year, we announce seven or eight new products.

From private businesses to public services, how do you satisfy everyone?
With 101 products and more than 20 years of experience, Sodexho Pass provides its 293,000 clients with tailor-made, turnkey solutions. This diversity comes from respecting client expectations and environments. One example was when we developed the Culture Pass for students in the Rhone-Alps region. The resulting multi-application smartcard was our response to social, cultural and political imperatives. That card is now used by 350,000 students, with other regions as adopters, too. The Food Pass is a successful product with Latin American governments, for popular social service programs. New technologies – Internet and electronic chips on board different media – also figure high among client demands. Thus, the Training Pass, launched in Belgium, now relies on Internet-based deployment. Keep it simple. Make it secure. Commit yourself to transparency. That's what managing financial and information flows has taught us about what clients really want.

What are some other strengths of Sodexho Pass?
Innovation and a proactive culture drive our qualitative and technological advance. Our ability to transfer our best innovations from one country to another is a further competitive advantage. Sodexho is alone in offering both vouchers and foodservice. This source of internal synergy enables efficiency gains for our clients, and delivers growth for us.

Indicators

12.9
million people benefit
Sodexho Pass estimates today that 12.9 million people are using its products around the world. This breaks down to 7.8 million users of Daily Life products (improving the quality of daily life at work), 4.4 million using Motivation products (enabling companies to reward initiative and retain the best people), and 700,000 benefiting from Social Life products (optimizing the management of public aid).

Achievements

Argentina
In June 2004, Sodexho Pass International acquired the remaining 40 percent of the share capital of its subsidiary, Luncheon Tickets, still held by third-party investors. Luncheon Tickets is now 100%-owned by Sodexho Pass International.

Panama and Peru
Sodexho Pass opened new operations in two Latin American countries, strengthening its position in the region.

In brief

[Worldwide]

It's SoEasy to fall in love
Sodexho Pass enhances its extranet customer care application: SoEasy now gives clients access to the same ordering process for every Sodexho Pass product. It also enables them to track their orders online, consult invoicing and collection records, and check their general account information. In some countries, SoEasy handles up to 50 percent of all orders placed.

[Spain]

Sodexho Pass ¡Responde!
Legal advice is now over the phone! Sodexho Pass and Legálitas, a law firm of 150 counselors, teamed up to offer a PIN code activated service, called Sodexho Pass ¡Responde!. For a special introductory price, employees of the 2,500 Spanish clients, already subscribing to the Meal Pass®, can call this user-friendly service up to 12 times a year. Viva Sodexho Pass!

[France and China]

Residence Pass encourages synergy
Residence Pass, developed by Sodexho Pass, is a multi-application smartcard that serves as an ID badge, access card, and e-purse, all at once. It is also a source of synergy within Sodexho. First launched in a private clinic (Poissy, France), the product was extended to two other French healthcare establishments (in Bordeaux and Rennes). Today, Sodexho Pass in China is promoting the solution.

[Belgium]

The "e" comes to Belgium
Bye-bye paper vouchers – hello e-vouchers. Three years ago, the Opleindigscheque (a.k.a. the Training Pass) was introduced to Belgium's Flemish community. Its rapid, systematic migration to a state-of-the-art e-voucher represents Belgium's first experience with this technology. A Sodexho Pass initiative revealed the need for this change long before it was even requested by the Flemish government: proof of our flexibility, adaptability and progress spirit. Indeed, 30,000 enterprises now use the solution.

[France and Belgium]

Training new hires through innovation
Role-playing is vital to this training course for new recruits, who have one day to create a new Sodexho Pass product. Each participant takes responsibility for a department, gathers whatever is needed to define a business model for his or her proposed solution, and presents it to the Managing Director of the subsidiary. At the end of the day, trainees have an idea of the diversity of skills required, have shared innovative thinking, and have discovered the outlook for the business. An authentically motivational exercise: over an 18-month period, staff turnover dropped 19 percent!

Among our clients…

ABN AMRO Bank (Argentina, Belgium, Colombia, India, Luxembourg, Turkey)
Adecco (Argentina, Austria, Belgium, Brazil, Chile, Colombia, Czech Republic, France, Hungary, Italy, Luxembourg, Mexico, Poland, Romania, Turkey, Spain, Venezuela)
Akzo Nobel Group (Argentina, Belgium, Brazil, Hungary, Mexico, Poland, Turkey)
Alcatel (Argentina, Brazil, China, Colombia, France, India, Poland, Spain, Tunisia, Turkey)
Allianz (Czech Republic, Germany, Hungary, Italy, Mexico, Poland, Tunisia, Turkey)
Alstom (Argentina, Austria, Chile, Czech Republic, Germany, Hungary, India, Mexico, Poland, Spain, Venezuela)
Aventis Group (Argentina, Austria, Belgium, Chile, Colombia, Czech Republic, France, India, Italy, Mexico, Poland, Slovakia, Spain, Turkey)
Axa Assurances (France, Germany, Italy, Poland, Spain)
Banco Itaú S.A. (Brazil)
BASF (Argentina, Belgium, China, Colombia, France, Venezuela)
BNP Paribas (Czech Republic, France, Germany, Hungary, Luxembourg, Spain, Tunisia, Turkey)
Carso Global Telecom (Mexico)
Cisco Systems (Belgium, France, India, Luxembourg, Spain, Turkey, Venezuela)
Citigroup (Belgium, Czech Republic, Germany, Poland, Slovakia, Spain)
Coca-Cola (Argentina, Belgium, Brazil, China, Colombia, Czech Republic, Hungary, India, Luxembourg, Mexico, Poland, Slovakia)
Danone (Argentina, Austria, Belgium, Czech Republic, Germany, Hungary, Poland, Romania)
Department of Health and Safety, Caracas (Venezuela)
Deutsche Bank Group (Argentina, Austria, France, Germany, India, Luxembourg, Poland, Spain)
Deutsche Telekom (France, Germany, Hungary, Slovakia)
Federal Provinces of Styria and Salzburg (Austria)
France Telecom (France)
French National Employment Agency, Paris (France)
Governments of Rioja and Salta Counties (Argentina)
Government of Sardinia (Italy)
Hewlett-Packard (Austria, Belgium, Colombia, Czech Republic, India, Italy, Poland, Turkey)
Home Office Police, Vienna (Austria)
ING Group (Belgium, Chile, Colombia, Hungary, Luxembourg, Mexico, Poland, Slovakia, Spain)
Manpower (Argentina, Austria, Belgium, Chile, Czech Republic, Germany, Hungary, Mexico, Romania, Slovakia, Tunisia, Turkey, Venezuela)
Ministry of the Flemish Community (Belgium); Ministry of the Walloon Region (Belgium)
Municipality of Lyon (France)
National Postal Services: La Poste (Belgium), La Poste (France), Magyar Posta Rt. (Hungary)
Nokia (Brazil, Colombia, Czech Republic, Hungary, India, Poland, Turkey)
Nortel Networks (Colombia, Italy, Spain, Turkey)
ONEM – Ministry of Employment, Brussels (Belgium)

PepsiCo (Argentina, Brazil, Hungary, Mexico, Poland, Romania, Slovakia, Venezuela)
Pfizer (Austria, Belgium, Colombia, Czech Republic, France, Hungary, Tunisia, Turkey, Spain)
Pharmacia (Poland)
Renault Group (Argentina, Austria, Belgium, France, Italy, Mexico, Poland, Romania)
Royal Ahold (Argentina, Czech Republic, Slovakia)
Samsung Electronics (Argentina, Austria, Belgium, Colombia, Germany, Mexico, Poland, Slovakia, Tunisia)
Siemens (Austria, Belgium, Brazil, Colombia, China, Czech Republic, France, Germany, Hungary, India, Poland, Romania, Slovakia, Tunisia, Turkey, Venezuela)
Sony Group (Austria, Belgium, Colombia, Czech Republic, France, Germany, India, Poland, Spain, Turkey)
Total (Austria, Colombia, Czech Republic, France, Poland, Spain, Tunisia, Turkey)
Unilever (Argentina, Belgium, Colombia, France, Hungary, Poland, Spain, Tunisia, Turkey, Venezuela)
Volkswagen (Belgium, Brazil, China, Mexico, Poland, Romania)

CORPORATE GOVERNANCE

Transparency first

Corporate Governance

THE BOARD OF DIRECTORS

1.   Members of the Board of Directors as of August 31, 2004

		First elected	Term expires

Pierre Bellon	Chairman	Nov. 14, 1974	2007
Rémi Baudin	Vice Chairman	Feb. 25, 1983	2007
Astrid Bellon…………….	Member of the Executive Board, Bellon SA	July. 26, 1989	2007
Bernard Bellon	Chairman, Finadvance	Feb. 26, 1975	2006
François-Xavier Bellon	Member of the Executive Board, Bellon SA	July. 26, 1989	2007
Sophie Clamens	Chairman of the Executive Board, Bellon SA	July. 26, 1989	2007
Paul Jeanbart*	Chief Executive Officer, Rolaco	Feb. 13, 1996	2005
Charles Milhaud………….	Chairman of the Executive Board, CNCE	Feb. 04, 2003	2006
François Périgot *	Chairman of MEDEF International	Feb. 13, 1996	2005
Edouard de Royère *	Honorary Chairman, L’Air Liquide	Feb. 13, 1996	2005
Nathalie Szabo	Member of the Executive Board, Bellon SA	July. 26, 1989	2007
Mark Tompkins *	Corporate Director	Feb. 05, 2002	2005

Collectively, the directors directly own less than 0.5% of the Company’s issued capital.

2.   Specialized Committees

To support its decision-making process, the Board has created three committees whose mission is to study subjects in preparation for Board discussions, to elaborate on proposals and to provide advice and recommendations on matters before the Board.

The Audit Committee:

This committee is chaired by Edouard de Royère* (Finance Expert). The other members are Paul Jeanbart* and Mark Tompkins*. Sophie Clamens and Rémi Baudin are invited to attend all the meetings, but are not members.

As defined in its charter, the Audit Committee is responsible for preparing Board resolutions related to accounts and accounting procedures, relations with the outside auditors and Group internal control procedures.

During fiscal 2004, the Audit Committee met seven times with an average participation rate of 75%.

*Independent director.

Nominating Committee:

The committee is chaired by François Périgot* and the other members are Nathalie Szabo, Pierre Bellon, Edouard de Royère* and Rémi Baudin.

This committee examines the Chairman’s proposals and prepares recommendations to present to the Board concerning:
o	Candidates for :
	-	Directors,
	-	Chief Executive Officer, and if necessary, Chief Operating Officers,
	-	Members of the Executive Committee.

-	Succession plans for Senior Managers of the Group, and maintenance of an up to date confidential list of potential replacements in the event a position becomes vacant.

The Committee examines candidates for membership to the Board, reviewing their credentials beforehand and evaluating, if determined useful, how the individual members relate to the composition of the Board as a whole as required by both the corporate laws and the Board’s internal rules. In addition, in order to conform to different requirements, the Nominating Committee periodically recommends to the Board the list of directors to be known as independent directors.

During the fiscal year, the Nominating Committee met three times with 100% participation.

Compensation Committee:

The Committee is chaired by Rémi Baudin and the other members are Pierre Bellon, Bernard Bellon, Edouard de Royère* and François Périgot*. This Committee makes recommendations to the Board concerning compensation packages for corporate officers, and recommends executive compensation and incentive policies for senior executives.

The Committee met two times during the fiscal year with an average participation rate of 75%.

*Independent director.

3.   Information about Members of the Board of Directors

•   Pierre Bellon

Born January 24, 1930
Married, four children
Graduate of Ecole des Hautes Etudes Commerciales

Background

Mr. Bellon joined Société d’Exploitations Hôtelières, Aériennes, Maritimes et Terrestres in 1958 as Assistant Manager. He later served as Managing Director and then Chairman and Chief Executive Officer.

In 1966, he founded Sodexho SA, which became Sodexho Alliance SA in 1997. Mr. Bellon is currently Chairman and Chief Executive Officer.

Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls Sodexho, and also served as Chairman of the Executive Board of Bellon SA from 1996 to 2002. He became Chairman of the Supervisory Board of Bellon SA in February 2002.

Mr. Bellon was also:

  National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970.
  President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975.
  Member of the Economic and Social Council from 1969 to 1979.

Other corporate offices held:

  Bellon SA (President of the Supervisory Board)
  Pinault-Printemps-Redoute (Member of the Supervisory Board)
  S.C.A. Sobelnat (Member of the Supervisory Board)
  Director of a number of companies within the Sodexho Group.

Other positions :

  Member of the Executive Council of MEDEF since 1976, and Vice-President since 1981.
  President/Founder of the Management Improvement Association.
  Member of the Board of the National Association of Joint-Stock Companies (ANSA).

Number of Sodexho Alliance shares held: 12,900

With his children, Mr. Bellon holds 68.5% of shares in Bellon SA, which owns a 38.53% interest in Sodexho Alliance.

•   Rémi Baudin

Born October 19, 1930
Married, four children
Graduate of Ecole des Hautes Etudes Commerciales

Background

Before helping Pierre Bellon to create Sodexho, Mr. Baudin took part in a number of foreign projects for management consultancy SEMA, from 1957 to 1965.

He reorganized and managed the ship chandlery business (1965-1969), then created a joint venture with Sonatrach in remote site management and headed the two companies’ joint subsidiary in Algeria (1969-1970). He successively managed the Food Services France division and started up operations in Belgium (1971-1976); the France and Africa division, overseeing start-ups in Cameroon, Nigeria, Ivory Coast, Angola, Benin, Equatorial Guinea, Algeria and Libya (1977-1982); and the Food Services France and Europe division (1982-1992). In 1996 he became the President of the Supervisory Board of Bellon SA, and in 2002 became its Vice-Chairman.

  Bellon SA (Vice-Chairman of the Supervisory Board)
  Octofinances SA (President of the Supervisory Board)

Other position :

Founding Chairman of FERCO, the European food services confederation

Number of Sodexho Alliance shares held: 2,941

•   Astrid Bellon

Born April 16, 1969
Graduate of ESLSCA
Earned a Master of Arts in film studies in New York.

Background

Ms. Bellon has worked in the television and movie industry since 1999. She is a shareholder of Les Films d’à Côté, a company she created in 2000.

  Bellon SA (Member of the Executive Board)
  Sofrane SAS (President)
  S.C.A. Sobelnat (Permanent representative of SOFRANE, Manager)

Number of Sodexho Alliance shares held: 37,683

•  Bernard Bellon

Born August 11, 1935
Married, three children
Degree in French Literature from IAE Aix - Marseille

Background

Mr. Bellon was Director of Compagnie Hôtelière du Midi (a member of the Compagnie de Navigation Mixte Group) from 1962 to 1970 and then held various managerial positions in banking at CIC-Banque de Union Européenne Group from 1970 to 1988. He founded Finadvance SA, a venture capital company of which he has been its Chairman since its creation in 1988.

Other corporate offices held:
  Bellon SA (Member of the Supervisory Board)
  Finadvance SA (Chairman of the Board)
  CIC France
  Copelia (Director)

Number of Sodexho Alliance shares held: 323,732

• François-Xavier Bellon

Born September 10, 1965
Married, four children
Graduate of the European Business School

Background

Mr. Bellon began his career in the temporary employment industry as an agency manager for Adia France (1990-1991), then for Ecco in Barcelona, Spain (1992-1995), where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995).

He joined the Group in 1995 as Regional Manager followed by Development Manager in the healthcare segment in France. In 1999, he became the Managing Director of Sodexho in Mexico. In January 2004, he was nominated as the Chief Executive of Sodexho UK, before having to resign from his position several months later for health reasons.

Other corporate offices held:

o Bellon SA (Member of the Executive Board)

Other positions :

Counselor to International Commerce Commission of France.

Number of Sodexho Alliance shares held: 37,343

Sophie Clamens

Born August 19, 1961
Married, four children
 Graduate of Ecole des Hautes Etudes Commerciales du Nord

Background

From 1985 to 1987, Mrs. Clamens was employed by Crédit Lyonnais in New York as a mergers and acquisitions advisor for the bank’s French clientele. She later worked as a sales agent for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani, from 1987 to 1992.

Mrs. Clamens joined the Group’s Finance Department in 1994, initially as a development analyst and was later responsible for strategic financial planning.

Since 2002, she has been manager of Strategic Planning for the Group.

  Bellon SA (Chairman of the Executive Board since 2002)
  Holding Altys SA (Director)

Number of Sodexho Alliance shares held: 7,964

• Paul Jeanbart

Canadian
Born August 23, 1939
Married, three children
Civil engineer

Background

Co-founder, partner and Chief Executive Officer of the Rolaco Group since 1967

Other corporate offices held:
  Oryx Finance Limited, Grand Cayman (Chairman)
  Intercontinental Hotels Geneva (Chairman of the Board of Directors)
  Rolaco Holding SA (Managing Director)
  Semiramis Hotel Co., Delta International Bank, XL Capital Limited, and Nasco Insurance Group (Member of the Boards of Directors)
  Club Méditerranée SA (Member of the Supervisory Board)

Number of Sodexho Alliance shares held: 400

• Charles Milhaud

Born February 20, 1943 Married, 2 children

Advanced degrees in Mathematics, Physics and Chemistry

Background

In 1964 Mr. Milhaud joined the Caisse d’Epargne and was appointed Chief Executive Officer of the Bouches du Rhône and Corsica region in 1983. He was also a member of the Supervisory Board of the Centre National des Caisses d’Epargne (CENCEP) and in 1995 became Vice President of the Board of Directors for Caisse Centrale des Caisses d’Epargne. In 1999, after the merger of these two institutions and the creation of the Caisse Nationale des Caisses d’Epargne (CNCE), Mr. Milhaud was appointed Chairman of the Executive Board.

Other corporate offices held:
  Eulia Compagnie Financière (Chairman of the Board of Directors and Chief Executive Officer)
  Crédit Foncier de France (Chairman of the Supervisory Board)
  Ixis (Chairman of the Supervisory Committee)
  Financière Océor (Chairman of the Supervisory Board)
  CNP Assurance (Member of the Supervisory Board)
  Sopassure and Banque internationale des Mascareignes (Member of the Boards of Directors)
  Banque de Tahiti, Holassure, Banque des Iles Saint-Pierre-et-Miquelon, Banque des Antilles Françaises, Crédit Saint-Pierrais, Banque de la Réunion and Banque de Nouvelle-Calédonie (Permanent representative of CNCE on the Boards of Directors)
  CM Investissements Sarl (Manager)
Other positions:

Member of the Executive Committee of the Fédération Bancaire Française President of the European Sector of Caisses d’Epargne.

Number of Sodexho Alliance shares held: 400

• François Périgot

Born May 12, 1926
Married
Advanced law degree and graduate of Institut d’Études Politiques in Paris

Background

After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr. Périgot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986).

From 1986 to 1998, he was Chairman of Compagnie du Plâtre, and from 1988 to 1998 he served as Vice Chairman, and later Chairman, of UNICE, the European union of employer and industry confederations.

Mr. Périgot has also been:
  President of the Enterprise Institute (1983-1986).
  President of the National Council of French Employers (1986-1994).
  Member of the Executive Committee of the International Chamber of Commerce (1987-1989).
  Member of the Economic and Social Council (1989-1999).
He is currently serving as:
  President of the Franco-Dutch Chamber of Commerce, since 1996.
  President of MEDEF International, since 1997.
Other corporate offices held:
  Unilever Bestfoods France (Director)
  Lever (Director)
  OENEO (Director)
Other Positions :

Chairman of the International Employers’ Organization, since June 2001

Number of Sodexho Alliance shares held: 400

• Edouard de Royère

Born June 26, 1932
Married, three children
 Graduate of École Supérieure de Commerce in Paris

Background

After working as an authorized representative with power of attorney for Crédit Lyonnais and as Director of Union Immobilière et Financière, Mr. de Royère joined L’Air Liquide in 1966. He successively held the positions of General Secretary to senior management and Investor Relations Manager, and, in 1967, was appointed Company Secretary. After having served as a member of the Board of L’Air Liquide from 1971 to 2001, Assistant Managing Director of the Company in 1979, Vice Chairman in 1982 and Chairman and Chief Executive Officer from 1985 to 1995. He has been a member of the Supervisory Board of Air Liquide since 2001.

He was named Honorary Chairman of L’Air Liquide in 1997.

Other corporate offices held:
  Michelin (Member of the Supervisory Board)
  Air Liquide (Member of the Supervisory Board)
Other Positions :

Honorary President of the National Association of Joint-Stock Companies (ANSA) President of the Patrimony Foundation

Number of Sodexho Alliance shares held: 3,587

• Nathalie Szabo

Born January 26, 1964
 Married, three children, legal guardian for two nephews
Graduate of the European Business School

Background

Mrs. Szabo began her career in the Food Services industry in 1987. From 1989 to 1992, she served as an account manager for Scott Traiteur, and Sales Manager of “Le Pavillon Royal”.

She joined Sodexho in March 1996 as Sales Director for Sodexho Prestige in France. In 1999, she became Regional Manager and in September 2003 she was appointed Managing Director for Sodexho Prestige.

Other corporate offices held:

o Bellon SA (Member of the Executive Board)

Number of Sodexho Alliance shares held: 1,147

• H.J. Mark Tompkins

British
 Born November 2, 1940
Married, three children
Masters degree in Natural Sciences and Economy from the University of Cambridge and an MBA from Institut Européen d’Administration des Affaires (INSEAD)

Background

Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the UK, continental Europe and the US. He joined the Slater Walker Securities group in 1972 and was named Chief Executive Officer of Compagnie Financière Haussmann, a publicly traded company in France. From 1975 through 1987, he was active in residential and commercial property investment in the Middle East, Germany, Spain, France and the United States. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, biopharmaceutical, wholesale and distribution, tourism and leisure, and manufacturing sectors.

Other corporate offices held:
Mr. Tompkins is on the Board of Directors of:
  Calcitech Ltd.
  Healthcare Enterprise Group Plc.
  Kingkaroo (Pty) Ltd.
  Number of Sodexho Alliance shares held: 400

4.	Information concerning candidates nominated to the Board of Directors for approval at the shareholders meeting to be held February 8, 2005

• Robert Baconnier

Born April 15, 1940 in Lyon
Married, three children
Degree in Literature, Graduate of Institute d’Etudes Politiques and of L’Ecole Nationale d’Administration (1965-1967)

Background

Mr. Baconnier began his career in 1967 as a civil servant for the Ministry of Economy and Finance, and was assigned to the Internal Revenue Service (Direction General des Impots). From 1977-1979 he was the Technical Advisor and then the Deputy Director of the Minister of Economy and Finance’s Cabinet. From 1979 to 1983 he was the Deputy Director in charge of the Tax Legislation Service and in 1983, the head of the Litigation Department of the Internal Revenue Service. In 1986 he became the head of the Internal Revenue Service. From 1990 until 1991 he worked for the Department of Treasury. In 1991 he joined the law firm known today as CMS Bureau, Francis Lefebvre, where he was the President of the Executive Board until 2004.

Currently, he is President of ANSA (National Association of Joint-Stock Companies)

Other positions :
  Counselor to International Commerce Commission of France
  President of the Tax Committee of MEDEF.

• Patricia Bellinger

Born March 24, 1960 in Connecticut (US)
Two children
B.A. in Literature, Harvard University

Ms. Bellinger began her career in Madrid, Spain in 1986 by founding a casting agency, and she continued to work in media and communications in Spain until 1995. In 1995, she returned to the U.S. and joined Bristol-Myers Squibb (BMS) the pharmaceutical company where she was successively, Associate Director for Communications, and then Associate Director for Communications and Public Affairs. In 1998 she became the Corporate Director of Culture and Human Resources Diversity. In 2002, she joined British Petroleum in London to become the head of diversity and inclusion. Recently, she became the head of the newly created Leadership Education function.

Other positions :
  Member of Executive Leadership Council (Washington, DC)
  Member of the Advisory Board of the Leadership Center at Morehouse College (Atlanta, GA)
  Appointed to UK Taskforce “Accounting for People” chaired by M.P. Patricia Hewitt, Cabinet Minister for Trade & Industry

• Peter Thompson

Born September 15, 1946 (Melbourne, Australia)
Married, three children

B.A. Modern Languages, Oxford University
M.B.A. Columbia University

Background

He began his career in 1970 in advertising in New York. Beginning in 1974 he successively held positions with General Foods Corp. starting as Product Manager and then in 1980 with Pepsi-Cola International as Regional Vice President, Purchasing. He joined GrandMet plc in 1984 where he held management positions (Green Giant, Haagen-Dazs and Pillsbury, etc.). In 1992 he became President and CEO of Grand Metropolitan Foods Europe based in Paris. In 1994 he joined the PepsiCo Group where he successively held the following positions: President of Walkers Snack Foods in the UK (1994-95), President and CEO Europe, Middle East Africa Frito-Lay International (1995-96), President and CEO PepsiCo Beverages International (1996-2004). Currently, he is the Industrial Partner of Ripplewood Holdings LLC, a private equity firm.

Other corporate offices held:

o Syngenta AG (Director and Member of the Audit Committee)

5. Board of Directors Compensation

Director’s Fees

Director’s fees, whose amount is determined at the Annual Meeting of Shareholders, are determined according to the following criteria:

  10,000 euros for each director
  1,000 euros for attendance at a Board meeting
  300 euros for each membership on a committee
  400 euros for attendance at a committee meeting

For fiscal year 2004, an aggregate EUR 270,300 in Director’s fees was allocated to members of the Board, out of a total EUR 300,000 approved by the shareholders at the shareholders meeting held in February 3, 2004.

Compensation allocated to members of the Board of Directors in accordance with article : L. 225-102-1 (French Commercial Code)

	Total	Total	Sodexho Alliance	Bellon SA
In euro	2002-2003 (1)	2003-2004 (1)	Directors’ Fees	(2)
Pierre Bellon	646,372	289,692	26,600	263,092
Rémi Baudin	14,300	30,900	29,400	1,500
Astrid Bellon	59,800	70,400	17,000	53,400
Bernard Bellon	7,900	22,800	21,300	1,500
François-Xavier Bellon	256,773	414,935	17,000	163,561
Sophie Clamens	134,800	159,499	20,800	95,003
Paul Jeanbart	12,800	21,300	21,300	–
Charles Milhaud	3,200	14,000	14,000	–
François Périgot	12,800	25,200	25,200	–
Edouard de Royère	12,800	31,900	31,900	–
Nathalie Szabo	106,608	136,074	22,100	67,900
Mark Tompkins	9,600	23,700	23,700	–

(1)	Total amount which includes Directors’ fees paid by Sodexho Alliance and compensation of any kind allocated for responsibilities in Bellon SA, Sodexho Alliance and other Sodexho Group companies.

(2)	Compensation of any kind allocated for responsibilities in Bellon S.A.

6. Board of Directors Functions

The functions of the Board are further detailed in the President’s Report, at page 159 of this Annual Report. The President’s Report includes an explanation of the Board’s Internal Rules, a summary of the Board’s activities during the fiscal year and the directors’ analysis of the Board’s functioning.

As a result of the Group’s activity on two different stock exchanges, the Group’s corporate governance structure includes the mandatory provisions of French corporate governance law and the securities laws and regulations of both France and the US, as well as the rules that are promulgated by both public markets. As a result, the Group believes that its corporate governance structure is robust and reflects the evolving best practices of corporate governance in the US and France.

Group Management for Fiscal 2004

1. Group General Management

The Chief Executive Officer of Sodexho Alliance is Pierre Bellon. He is assisted by two Co-President and Chief Operating Officers:

–	Jean-Michel Dhenain is responsible for the Food and Management Services activity in Continental Europe, South America and Asia / Australia.

–	Michel Landel is responsible for the Food and Management Services activity in North America, the United Kingdom and Ireland, as well as for Remote Site Management.

Limitation of Authority

The Board’s internal rules define the roles of the Board members, the Chief Executive Officer, and the Group Presidents and Chief Operating Officers, respectively. The Board has imposed certain limits on the Chief Executive Officer, notably in the areas of requiring him to obtain board approval in advance of committing the Company to loans, or to investments or divestitures in excess of certain pre-determined limits.

2. The Executive Committee

In addition to the two Chief Operating Officers, the other Senior Executives who form the executive Committee are:

–	Elisabeth Carpentier: Group Senior Vice President and Human Resources Officer
–	Siân Herbert-Jones: Group Senior Vice President and Chief Finance Officer
–	Vincent Hillenmeyer: Group Senior Vice President, Strategic Planning
–	Philippe Lauthier: Group Senior Vice President, Procurement
–	Richard Macedonia: President and Chief Executive Officer, North America
–	Clodine Pincemin: Group Senior Vice President, Corporate Communications and Sustainable Development

This Committee meets monthly and is the senior management body of the Group. It plays two roles : first, the Committee discusses and defines strategies to be recommended to the Board; and second, adopts the corresponding action plans to insure their implementation. In this regard, the Committee follows the performance of the various activities in the Group, the opportunities for growth and the associated risks.

3. The Operational Committee

This Committee includes the members of the Executive Committee as well as the principal operating managers of the Group.*

This Committee meets four times a year and its purpose is to:

–	Share a common vision,
–	Analyse the global risks and opportunities facing the Group,
–	Focus on the Group’s major strategic axes and,
–	Improve the quality of informational exchanges.

*The list of the members of this Committee can be found on page 34.

4. Compensation for Fiscal 2004

Compensation allocated to the Chief Executive and Chief Operating Officers in accordance with article : L. 225-102-1 (French Commercial Code)

	Total	Total	Base(1)	Variable (2)
	2002-2003	2003-2004	2003-2004
Pierre Bellon	646,372	289,692	289,692
Jean Michel Dhenain	434,296	484,162	331,494	152,668
Michel Landel	847,673	983,541	638,814	344,727

(1)	Base salary, fringe benefits, additional retirement

(2)	Performance bonus and Restricted Share Units exercised in December 2003

Compensation allocated to members of the Executive Committee

Compensation includes base salary, bonus and fringe benefits, including additional retirement benefits.

The Group allocated total compensation of EUR 3,678,129 to the nine people who were members of the Executive Committee as of August 31, 2004. Total compensation was comprised of a base amount of EUR 2,683,400 and a variable amount of EUR 994,729.

The bonuses, which comprise the variable portion of compensation for management, represent between 50 and 80% of their base salary, if their objectives are obtained. Between 15 and 25% of each bonus is based on the Group’s financial performance during the current fiscal year, and the remainder is based on obtaining personal objectives set at the beginning of the fiscal year, including financial performance objectives in individual geographies.

Each bonus is calculated and paid upon the closing and auditing of the consolidated financial statements.

Stock Option Policy

Stock options for Group executives are designed to meet two objectives:

  To link the financial interests of executives to those of our shareholders.
  To attract and retain the entrepreneurs we need to expand and strengthen our market leadership.

Stock options are not granted to members of the Board of Directors.

1. Stock options granted to employees

Until 1999, thirteen plans granted stock options to a limited number of employees. In 2000, the Board decided to broaden the stock option program to a much larger number of executives. As a result, stock options deepen the community of interests shared by executives and shareholders. The current plans, as summarized below, were authorized by the Extraordinary Shareholders Meetings held on February 13, 1996, February 21, 2000 and February 4, 2003.

Date of Board Meeting	Potential total number of shares to be subscribed (2)	Number of options attributed to current members of the Executive Committee	Exercise period begins	Expiration Date	Exercise price	Number of options not exercised at Aug. 31, 2004, excluding departed grantees
Jan. 25, 2000	(1)				(1)
	274,709	22,578	Mar. 1, 2004	Jan. 24, 2005	EUR 39.86	69,026
Apr. 4, 2000	(1)				(1)
	14,117	0	Mar. 1, 2004	Jan. 24, 2005	EUR 39.86	2,251
Jan. 24, 2001	(1)				(1)
	356,392	25,767	Mar. 1, 2005	Jan. 23, 2006	EUR 48.42	298,761
Jan. 11, 2002 (A)	470,740	46,500	Jan. 11, 2006	Jan. 10, 2007	EUR 47	394,340
Jan. 11, 2002 (B)	1,186,542	60,000	Jan. 11, 2006	Jan. 10, 2008	EUR 47	1,068,242
Sep. 17, 2002	12,000	0	Apr. 1, 2006	Mar. 31, 2008	EUR 47	12,000
Oct. 10, 2002 (A)	1,820	0	Oct. 10, 2006	Oct. 9, 2007	EUR 21.87	1,610
Oct. 10, 2002 (B)	1,400	0	Oct. 10, 2006	Oct. 9, 2007	EUR 21.87	1,120
Jan. 27, 2003 (A)	1,147,100	214,000	Jan. 27, 2004	Jan. 26, 2009	EUR 24	1,054,600
Jan. 27, 2003 (B)	1,713,950	40,000	Jan. 27, 2004	Jan. 26, 2009	EUR 24	1,636,750
Jan. 27, 2003 (C)	56,750	0	Jan. 27, 2004	Jan. 26, 2009	EUR 24	47,750
Jun. 12, 2003 (B)	84,660	0	Jan. 27, 2004	Jan. 26, 2009	EUR 24	84,660
Jan. 20, 2004 (A)	483,350	202,000	Jan. 20, 2005	Jan. 19, 2010	EUR 24.50	477,550
Jan. 20, 2004 (B)	518,633	35,000	Jan. 20, 2005	Jan. 19, 2010	EUR 24.50	512,933
Jan. 20, 2004 (C)	7,700	0	Jan. 20, 2005	Jan. 19, 2010	EUR 24.50	7,700

(1)	Adjusted for the July 2001 share issues and for the March 2001 four-for-one stock split, and after conversion of French-franc subscription prices into euro

(2)	Options on Sodexho Alliance shares

(A)	Plan reserved for non-US employees

(B)	Plan reserved for US employees

(C)	Plan reserved for US employees not residing in the United States

2. Options attributed to and exercised by the Members of the Executive Committee

Stock Option Plan	Jan.1,2000	Jan. 24,2001	Jan.11,2002	Jan.27,2003 (3)	June.12,2003(3)	Jan.20,2004(3)
Exercise Price	(1)39,86	(1)48,42	47	24	24	24,50
Expiration Date	Jan.24,2005	Jan.23,2006	Jan.10,2007	Jan.26,2009	Jan.26, 2009	Jan.19, 2010
Beneficiaries	Total number of options attributed (2)
Elisabeth Carpentier	4,172	5, 317	10, 000	35, 000	-	35, 000
Jean Michel Dhenain	8, 221	10, 225	15, 000	43, 000	-	45, 000
Siân Herbert-Jones	6, 135	6, 135	15, 000	40, 000	-	40, 000
Vincent Hillenmeyer	982	-	4, 000	17, 000	-	17, 000
Michel Landel	-	-	30, 000	60, 000	-	45, 000
Philippe Lauthier	-	-	-	-	-	10, 000
Dick Macedonia	-	-	26, 000	40, 000	15, 000	35, 000
Clodine Pincemin	3, 068	4, 090	6, 500	19, 000	-	10, 000

(1)	Adjusted for the July 2001 share issues and for the March 2001 four-for-one stock split, and after conversion of French-franc subscription prices into euros.

(2)	Options on Sodexho Alliance shares.

(3)	25% of the options may be exercised on each anniversary date of the plan. All Options may be exercised on the fourth anniversary date of the plan.

For the plans listed in the table above, no shares attributable to any of these beneficiaries have been exercised since their attribution.

3.	Options attributed to and exercised by the 10 employees who hold the largest number of options

Number of shares attributed during the fiscal year (1)	Subscription price In Euro	Date of exercise	Corresponding Option Plan	Number of options exercised during thefiscal year
204,234	24.50	Fron Jan. 20, 2005 to Jan. 19, 2010(2)	Jan. 20, 2004	–
–	24.00	From Feb. 17, 2004 to March 8, 2004	Jan. 27, 2003	4,150

(1)	Options on Sodexho Alliance shares.
(2)	25 % of the options may be exercised on each anniversary date of the plan. All options may be exercised on the fourth anniversary date of the plan.

Audit Fees

Nature of services	PricewaterhouseCoopers				KPMG
	Amount (1)%				Amount (1)%
	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004	2002-2003	2003-2004
AUDIT
Audit of financial statements, certification, audit of individual and consolidated financial statements	4,536	4,108	66%	78%	1,013	1,996	94%	93%
Other services and other audit services	240	134	4%	2%	54	48	5%	2%
Sub-total for audit	4,776	4,242	70%	80%	1,067	2,044	99%	95%
OTHERS NON-AUDIT SERVICES CONCERNING:
- Legal, tax, social	1,853	997	28%	19%	9	47	1%	2%
- Reporting systems	14	0	0%	0%	0	0	0%	0%
- Others	140	31	2%	1%	1	51	0%	3%
Sub-total for other services	2,007	1,028	30%	20%	10	98	1%	5%
TOTAL	6,783	5,270	100%	100%	1,077	2,142	100%	100%

(1) In thousands of euro

KPMG was named auditor of Sodexho Alliance at the Annual Shareholders’ Meeting on February 4, 2003.

The Audit Committee has established a plan to nominate one of the two outside audit firms mentioned above to each subsidiary, in order to ensure a standardized high quality of external audit work throughout the Group, and to centralize relations with outside auditors, at both Group management and the Audit Committee level. This plan will be implemented over a three year period given time limitations on mandates imposed in some countries. Following implementation, the work of the two international audit firms will be better balanced.

The fees for the audit of the financial statements of Group subsidiaries performed by firms other than PricewaterhouseCoopers and KPMG totalled EUR 661,000 for fiscal 2004.

Regulated Agreements

The Auditor’s special report on regulated agreements by and between the Group and members of the Board, chief operating officers, shareholders owning voting rights in excess of 10%, or Bellon SA is contained on page 274.

There have not been any new regulated agreements between August 31, 2004 and November 16, 2004. The Group has not entered into any loans, guarantees or agreements with either its senior management nor a corporate member of the Group.

No asset necessary for operations is owned by any of the above or a member of their families.

FINANCIAL INFORMATION

Investor confidence
is our top priority

Financial summary

Consolidated Financial Highlights

  Consolidated revenues during the fiscal year amounted to EUR 11,494 million. Organic growth in revenues, at constant consolidated scope and excluding currency effects amounted to 4.1% as compared with 3.1% in fiscal 2003. There is an unfavorable currency effect of 5.8%.
  Consolidated EBITA amounted to EUR 515 million.
  Group net income amounted to EUR 183 million in fiscal 2004. Excluding negative currency effects, this is a 21% improvement over prior fiscal year. Including such currency effects, it grew by 13%.
  Earnings per share amounted to EUR 1.15, an increase of 13%.
  Cash provided by operating activities totaled EUR 451 million, a 15% increase over fiscal 2003, thus confirming the Group’s excellent financial model.

Five-Year Consolidated Financial Summary (in millions of euro)

	2003-2004	2003-2004	2002-2003	2001-2002

					2000-2001	1999-2000

	(in millions of USD, except per share amounts)(4)	(in millions of euro, except per share amounts)

Revenues	13,855	11,494	11,687	12,612

					11,943	10,505

Percentage change

at current exchange rates	(1.6%)		(7.3)%	5.6%

					13.7%	16.3%
at constant exchange rates	(4.2%)		2.7%	8.1%

					8.6%	10.7%

Percentage of revenues generated outside	84.2%		85.2%	86.7%

					88.7%	88.5
France

Net income before minority interests :	239	197	171	196

					205	154

- Group net income	221	183	162	183

					138	85

- Minority interests	18	14	9	13

					67	69

Cash provided by operating activities (3)	544	451	390	391

					410	375

Dividends distributed	134	111	97	97

					89	75

Number of employees at August 31	312,975		308,385	315,141

					313,469	285,986

Number of sites	24,866		23,873	24,681

					24,325	22,172

Average number of shares outstanding (1)	159,022,697		159,021,546	158,814,504

					138,180,536	134,262,484

Earnings per share (2)	1.39	1.15	1.02	1.15

					1.00	0.63

Dividends per share (2)	0,84	0.70	0.61	0.61

					0.56	0.56

Share price at August 31 (in euro) (2)	26.14	21.58	26.68	29.90

					53.00	44.10

(1)	Based on the average number of shares outstanding per month. Figures for the last two fiscal years have been restated for the March 7, 2001 four-for-one stock split.

(2)	Restated for note (1).

(3)	Includes dividends received from subsidiaries accounted for using the equity method.

(4)	Euro have been translated into US dollars at the rate of USD 1 = EUR 0.8296, which is the average rate for fiscal 2004, excepted for the share price which is calculated at the closing rate as of August, 31, 2004, USD 1 = EUR 0. 8257.

Consolidated income statement

	Fiscal 2003-2004	Fiscal 2003-2004	Fiscal 2002-2003	Fiscal 2001-2002

	(in millions of USD, except per share amounts)	(in millions of euro, except per share amounts)

Revenues	13,855	11,494	11,687	12,612

Other income	48	40	37	54

Purchases	(4,752)	(3,942)	(3,955)	(4,559)

Employee costs	(6,360)	(5,277)	(5,519)	(5,868)

Other external charges	(1,814)	(1,505)	(1,482)	(1,464)

Taxes, other than income taxes	(98)	(82)	(79)	(74)

Depreciation and increase in provisions	(258)	(213)	(175)	(173)

Earnings before interest, exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests (EBITA)	621	515	514	528

Financial expense, net	(143)	(118)	(152)	(166)

Income before exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests	478	397	362	362

Exceptional income (expense), net	(39)	(33)	1	23

Income taxes	(131)	(109)	(134)	(126)

Net income before income from equity method investees, goodwill amortization and minority interests	308	255	229	259

Net income (loss) from equity method investees	2	1	4	4

Goodwill amortization	(71)	(59)	(62)	(67)

Net income before minority interests	239	197	171	196

Minority interests	18	14	9	13

GROUP NET INCOME	221	183	162	183

Earnings per share	1.39	1.15	1.02	1.15

Diluted earnings per share	1.39	1.15	1.00	1.13

Euro have been translated into US dollars at the rate of USD 1 = EUR 0.8296, which is the average rate for fiscal 2004.

Organic growth in revenues rose to 4.1% . Unfavorable currency effect on consolidated revenues was 5.8% Excluding the negative currency effect, EBITA rose by 7%.

Group net income increased by 13%, or 21% excluding currency effects.

Consolidated balance sheet

	Aug. 31, 2004	Aug. 31, 2004	Aug. 31, 2003	Aug. 31, 2002		Aug. 31, 2004	Aug. 31, 2004	Aug. 31, 2003	Aug. 31, 2002
(in millions of USD)		(in millions of euro)			(in millions of USD)		(in millions of euro)

Fixed and intangible assets, net					Group shareholders’ equity

Goodwill	1,689	1,394	1,492	1,616	Common stock	770	636	636	636

Intangible assets	3,051	2,519	2,686	2,940	Additional paid incapital	1,436	1,186	1,186	1,191

Property, plant and equipment	438	362	379	371	Consolidated reserves	448	370	427	571

Financial investments	79	66	64	67	Total Group shareholders’ equity	2,654	2,192	2,249	2,398

Equity method investees	18	14	19	11

Total fixed and intangible assets, net	5,275	4,355	4,640	5,005	Minority interests	31	25	66	73

Current and other assets					Provisions for contingencies and losses	112	93	89	99

Inventories	197	163	170	170

Accounts receivable, net	1,657	1,368	1,383	1,456	Liabilities

Prepaid expenses, other receivables and other assets	667	552	637	606	Borrowings	2,577	2,128	2,488	2,693

Marketable securities	650	536	542	553	Accounts payable	1,253	1,035	1,128	1,251

Restricted cash	204	168	166	165	Vouchers payable	1,020	843	794	732

Cash	611	505	570	589	Other liabilities	1,614	1,331	1,294	1,298

Total current andother assets	3,986	3,292	3,468	3,539	Total liabilities	6,464	5,337	5,704	5,974

Total assets	9,261	7,647	8,108	8,544	Total liabilities	9,261	7,647	8,108	8,544

Euro have been translated into US dollars at the rate of USD 1 = EUR 0.8257, which is the closing rate as of August 31, 2004.

Permanent capital covered 88 % of fixed assets.

Borrowings, net of marketable securities, restricted cash and cash, amounted to 41 % of shareholders’ equity.

Cash flow statement
	Fiscal 2003-2004	Fiscal 2003-2004	Fiscal 2002-2003	Fiscal 2001-2002
	(in millions of USD)	(in millions of euro)

Cash provided by operating activities (1)	544	451	390	391

Change in working capital from operating activities	196	163	100	228

Net cash flow from operating activities	740	614	490	619

Tangible fixed assets, net of disposals	(217)	(181)	(241)	(297)

Fixed asset disposals	23	19	15	33

Financial investments, net of disposals	(90)	(74)	(33)	(48)

Changes in other financial assets and working
capital from investing activities	(11)	(9)	(19)	(3)

Net cash used in investing activities	(295)	(245)	(278)	(315)

Dividends paid	(124)	(103)	(105)	(102)

Increase in shareholders’ equity	1	1	-	59

Proceeds from borrowings	326	271	104	1,120

Repayment of borrowings	(652)	(541)	(178)	(1,146)

Change in working capital from financing activities	(35)	(29)	(23)	(1)

Net cash provided by (used in) financing activities	(484)	(401)	(202)	(70)

INCREASE IN NET CASH,
CASH EQUIVALENTS AND	(39)	(32)	10	234
MARKETABLE SECURITIES

Euro have been translated into US dollars at the rate of USD 1 = EUR 0,8296, which is the average rate for fiscal 2004.

(1) Includes dividends received from subsidiaries accounted for using the equity method.

Cash provided by operating activities increased by 15%, and net cash flow from operating activities increased by 25%, confirming the Group’s excellent financial model to generate cash.

Financial communication

Listening to shareholders and the financial community

To respond more effectively to the expectations of individual and institutional shareholders, Sodexho Alliance sets out to continuously improve its investor relations programs by developing new information channels and organizing regular meetings with shareholders.

The Group’s Investor relation policy is based on fundamental principles:

Equality: All financial communication is publicly transmitted, in real time in both french and in english.

Regularity: A calendar of publications is established and widely disseminated to the financial community one year in advance, and is updated on the Group’s website www.sodexho.com.

Accessibility: The annual shareholders meeting and all presentations of financial results are transmitted in real time over the internet. The Group’s quarterly publication of revenues which are discussed in telephonic conference calls with analysts allow immediate exchanges between the financial community and senior management of the Group concerning the Group’s performance.

Transparency: Sodexho Alliance is committed to providing complete and adequate information to the financial community. In France, and around the world, Sodexho Alliance periodically publishes financial press releases, both by electronic mail as well as on the Group’s website. In addition, pertinent information on the Group’s activitites, such as the Annual Report, interim results reports, 20-F, press releases, Group presentations, and updates on the share price are all equally available on www.sodexho.com.

Commitments of our investor relations policy

Sodexho Alliance is committed to transparency in its investor relations and to full compliance with the regulatory requirements of the two markets where its shares are traded, Euronext Paris and the New York Stock Exchange. All participants in the preparation of financial information are committed to abiding by the principles that ensure fair and equitable treatment for all shareholders.

Group spokespersons
Only members of the Executive Committee are authorized to provide financial information. In addition, the Chairman and Chief Executive Officer has appointed the Investor Relations Officer to act as Group spokesperson, within defined responsibilities.

Reviewing financial information
Financial information is reviewed prior to release by a Disclosure Committee composed of members from the Finance, Communications and Human Resources Departments.

Publishing financial information
Usually any information that may have an impact on the share price is released before the market opens in Paris.
Financial information is approved by the Chairman and Chief Executive Officer, the Chief Financial Officer or the Board of Directors, depending on its nature. A news release is then sent simultaneously to all members of the financial community. The market authorities are also kept informed simultaneously. Financial information is available on www.sodexho.com. Sodexho Alliance does not release any financial information during the month before the publication of its interim and full-year financial statements.

Code of Conduct for senior managers
In 2003, the Board of Directors adopted a written Code of Conduct for senior managers in order to emphasize the company’s commitment to promoting transparency and regulatory compliance. Each of Sodexho Alliance’s Group’s Executive Committee and senior financial managers signed a statement acknowledging his or her compliance with the code.

INVESTOR INFORMATION IS AVAILABLE:

On the Sodexho Alliance website
www.sodexho.com

Via a voice server, if you are calling from France
08 91 67 19 66
(in French only, charged to your phone bill at 22.5 euro cents a minute)

By phone, fax or email
      Jean-Jacques Vironda, Investor Relations
Phone: +33 (0) 1 30 85 72 03
Fax: +33 (0) 1 30 85 50 05
e.mail : jeanjacques.vironda@sodexhoalliance.com

     By mail
Sodexho Alliance Investor Relations
B.P. 100, 78883 Saint-Quentin-en-Yvelines Cedex France

The Annual Report

This Annual Report is a translation of the Document de Référence filed with the French Autorité des Marchés Financiers, pursuant to COB regulation, 98-01. It is available on the AMF’s website (www.amf-france.org) as well as on www.sodexho.com.

As Sodexho Alliance is listed on the New York Stock Exchange, we file an Annual Report on Form 20-F with the Securities and Exchange Commission (SEC) in English, for the benefit of U.S. shareholders. The complete 20-F is available on www.sodexho.com as well as on the SEC’s website www.sec.gov.

Shareholder Meeting

Notice of the annual shareholder meeting is specifically published in newspapers and in the BALO (Bulletin of Required Legal Announcements) in France.

The agenda of the meeting is available both in French and English at least 30 days before the date of the meeting, and is sent to all registered shareholders and to other shareholders, upon request. The annual shareholders meeting is transmitted live over the internet in order to provide those shareholders who are unable to attend in person with an opportunity to ask questions and to follow the meeting, including the voting on shareholder resolutions.

Periodic meetings and continuous contact

To create and nurture meaningful dialogue, Sodexho Alliance leverages a variety of opportunities to meet with shareholders and other members of the financial community.

Major events are organized for the Annual Meeting, the presentation of interim earnings, and the presentation of full-year earnings. The Group also organizes quarterly telephonic conferences for financial analysts, which are conducted by Sodexho Alliance’s Chief Operating Officers and Chief Financial Officer. In addition, investors are regularly invited to attend meetings in various European countries and in the United States, during which they can discuss issues with Group management. Other meetings on more specific topics are prepared for financial analysts, to help enhance their understanding of our business and operations. Sodexho Alliance also takes part in industry presentations organized by stockbrokers.

Awards

Sodexho Alliance’s 2002 Annual Report received two awards:

-	The grand prize “Stratégies 2003”,

-	The top Com d’Or Corporate Business 2004.

INVESTOR CALENDAR

Presentation of first-quarter revenues:	January 05, 2005
Annual Meeting of Sodexho Alliance Shareholders:	February 08, 2005
Presentation of interim revenues:	April 06, 2005
Presentation of interim earnings:	May 12, 2005
Presentation of nine-month revenues:	July 06, 2005
Presentation of full-year revenues:	October 05, 2005
Presentation of full-year earnings:	November 15, 2005
Annual Meeting of Sodexho Alliance Shareholders:	January 31, 2006

This calendar is regularly updated on our website:
www.sodexho.com

Advantages of being a registered shareholder

Shareholders who register their shares are exempt from paying custody fees, are automatically invited to the Annual Meeting, and are kept regularly and directly informed about developments affecting our Group. Their accounts are managed by Société Générale, the bank that also acts as transfer agent for all Sodexho Alliance shares.

SHAREHOLDER CONTACTS

Société Générale Nantes : + 33 2 51 85 52 47
Sodexho Alliance : + 33 1 30 85 72 03

The Sodexho Alliance Share

The Sodexho Alliance share is traded on the Euronext Paris First Market (Euroclear code FR 0000121220), where it has been part of the benchmark CAC 40 index since May 22, 1998. The share has also been traded on the New York Stock Exchange (SDX) since April 3, 2002.

The share was first listed in Paris on March 2, 1983 at an adjusted price of EUR 1.55. Since then, its value has been multiplied by 14, with the share closing at EUR 21.58 on August 31, 2004 (session on August 31, 2004). This was 1.4 times better than the CAC 40 index, which increased 10 times during the same period.

Excluding dividends, the share has gained an average of 13.4% a year.

The share price decreased by 19% during fiscal 2004 compared with a 2% increase in the CAC 40 index.

The absence of signs of a rise in employment in the US and the continuation of a difficult economic environment in Europe have weighed on our revenues in our Business and Industry segment. In addition, the depreciation of the US dollar had a penalizing effect on the share price of companies, like Sodexho, who have significant presence in the United States.

Adjusted price of the Sodexho Alliance share
Sept. 1, 2003 - Aug. 31, 2004 (in euro)
Source Sodexho

Adjusted price of the Sodexho Alliance share
Since the initial public offering to Aug. 31, 2004 (in euro) Source: Sodexho

Adjusted price of the Sodexho Alliance share

From September 1, 2003 to August 31, 2004 (in euro)

Price on Sept. 1, 2003		26.79

Low for the year		20.16

High for the year		28.15

Price on August 31, 2004		21.58

Average daily trading volume

Volume			812,089

Value (in euro)	19,160,728

Source: Euronext

Volumes traded on the New York Stock Exchange since the April 3, 2002 listing were not significant, with an average of fewer than 2,000 shares traded a day.

Earnings per share performance (in euro)
Aug. 31, 2000 - Aug. 21, 2004.

Total payout	111,318,489	97,003,155	97,003,064	89,009,481	75,236,065

Number of shares in issue carrying dividend rights	159,026,413	159,021,565	159,021,416	158,945,502	134,350,116

Dividends per share	0.70	0.61	0.61	0.56	0.56

(1)	The number of shares in issue and the dividend have been restated for the March 7, 2001 four-for-one stock split.

Earnings per share (1)
Dividend per share (2)

In euro	2003-2004	2002-2003	2001-2002	2000-2001 (3)	1999-2000 (3)

Earnings per share	1.15	1.02	1.15	1.00	0.63

Dividend before tax credit per share	0.70	0.61	0.61	0.56	0.56

(1)	Based on the average number of shares outstanding per month.

(2)	Dividend before tax credit per share based on the number of shares in issue at August 31 of each year.

(3)	Figures have been restated for the March 7, 2001 four-for-one stock split.

Dividend and yield for fiscal 2004
Dividend	€0.70

Yield based on the August 31, 2004 share price	3.24%

Dividends not claimed within five years of the date they were payable to shareholders are forfeited and remitted by the Company to the Caisse des Dépôts et Consignations.

The 1996 equity warrant

The 1996 warrant was traded on the Euronext Paris Cash Market from June 11, 1996 until June 7, 2004. Until November 6, 1997, each warrant entitled the bearer to purchase one new Sodexho Alliance share at a price of FRF 2,700 (EUR 411.61) . Following the adjustment resulting from the capital increase that month, each warrant gave the right to purchase 1.02 Sodexho Alliance shares at a price of FRF 2,700 (EUR 411.61) . As a result of the four-for-one stock split on March 7, 2001 and the capital increase on July 4, 2001, each warrant gave the right to purchase 16.66 new Sodexho Alliance shares at a price of EUR 411.61 until June 7, 2004.

Conforming to the notice given by Sodexho Alliance on May 21, 1996, and approved by the AMF (formerly known as Sodexho SA and COB, respectively) the warrants matured and were de-listed on June 7,2004.

• Number of warrants issued: 400,000
• Warrants outstanding as of June 7, 2004: 374,482

1996 warrant price
Sept. 1, 2003 June 7, 2004 (in euro)

Price on Sept. 1, 2003	65.05

Low for the year	00.01

High for the year	75.00

Price on June 7, 2004	0

Average daily trading volume

Volume	741

Value	EUR 16,202

Source: Euronext

Capital

Change in issued capital
From September 1, 2003 to November 15, 2004

	Type of transaction	Number of shares	Capital (in euro)

Capital at September 1, 2003		159,021,565	636,086,260

	Exercise of warrants (291)	4,848	19,932

Capital at August 31, 2004		159,026,413	636,105,652

Capital at November 15, 2004		159,026,413	636,105,652

An independent company

Sodexho remains an independent company, with 73,644 shareholders as of August 31, 2004. Of these, 33,701 were employees participating in the Employee Stock Ownership Plan.

Major shareholders include:

•	Société Bellon SA		38.53%
•	Employees		1.70%
•	Sodexho Alliance treasury shares		1.91%
•	French investors		35.70%
	-	Individuals…………. 8.50%
	-	Institutions……… . 27.20%
•		Non-French shareholders	22.16%

Other than Bellon SA, the Companies that have declared that they own more than 5% of the outstanding shares or voting rights are:

  Caisse des Dépôts et Consignations (As of August 31,2004 owned 4.69% of outstanding shares and 6.26% of voting rights)
  Arnhold and S. Bleichroeder, on behalf of several funds it manages, including First Eagle Funds, Inc. (As of August 31, 2004 owned 4.50% of outstanding shares and 4.29% of voting rights. As of October 27, 2004 they owned 8,355,450 shares representing 5.25% of outstanding shares and 5.01% of voting rights).

Shareholder structure
At August 31, 2004

* Includes 4.69% held by Caisse des Dépôts et Consignations and 4.5% held by Arnold and S. Bleichroeder.

Ratings of Sodexho Alliance shares

As of August 31, 2004 Standard & Poor’s has attributed a rating of BBB+/A-2 negative outlook.

Sodexho Alliance is listed in two sustainable development indices: the ASPI Eurozone index of Vigéo and the FTSE4Good index of the FTSE Group.

SODEXHO IN THE WORLD

Partnering with
leading
organizations
in 76 countries

Managed growth

1966	Pierre Bellon launches Sodexho, in Marseille, founded on the Bellon family's experience of more than 60 years in maritime catering for luxury liners and cruise ships. Operations initially serve staff restaurants, schools and hospitals.

1968	Operations commence in the Paris area.

1971-1978	International expansion begins with a contract in Belgium. Development of the Remote Site Management business, first in Africa, then in the Middle East. Sodexho's Service Voucher business enters Belgium and Germany.

1983	Initial public offering of Sodexho shares on the Paris Bourse.

1985-1993	Sodexho establishes activities in the Americas, Japan, South Africa and Russia, and reinforces its presence in the rest of Central Europe.

1995	Sodexho forms alliances with Gardner Merchant in the UK and Partena in Sweden, and becomes the world market leader in food service.

1996	The group's Service Voucher business establishes its presence in Brazil, with the acquisition of Cardàpio.

1997	The group's holding company changes its name to Sodexho Alliance. Sodexho Alliance joins forces with Universal Ogden Services, the leading remote site service provider in the United States.

1998	Founding of Sodexho Marriott Services, with Sodexho holding 48.4 percent of the outstanding shares. The new company is the North American market leader for food and management services. Sodexho acquires a stake in Luncheon Tickets, Argentina's second largest issuer of service vouchers. Sodexho Alliance shares are accepted into the CAC40 index of the Paris Bourse.

1999	With the acquisition of Refeicheque, Sodexho becomes Brazil's second largest service voucher issuer.

2000	Albert George is appointed Chief Operating Officer of Sodexho Alliance. Sodexho Alliance and Universal Services merge to form Universal Sodexho, becoming the North American and world market leader in remote site management.

2001	Sogeres (France) and Wood Dining Services (USA) join Sodexho Alliance. Sodexho acquires 53 percent of the share capital of Sodexho Marriott Services, which changes its name to Sodexho, Inc.

2002	On April 3, 2002, Sodexho Alliance shares are listed on the New York Stock Exchange.

2003	Jean-Michel Dhenain and Michel Landel are appointed Group Chief Operating Officers, succeeding Albert George.

2004	The succession plan for Pierre Bellon is put into place. In September the Board of Directors announces its intention to modify the organization of senior management for Sodexho Alliance: effective September 1, 2005, the Chairman of the Board and the Chief Executive Officer will become separate functions.

Corporate Directory

SODEXHO Food and Management Services

ANGOLA	SODEXHO
BRUSSELS
SODEXHO	Tel. + 32 2 679 12 11
Remote Sites	Fax + 32 2 679 14 56
LUANDA	www.sodexho.be
Tel. + 244 2 33 30 23
Fax + 244 2 37 10 38	BRAZIL

ARGENTINA	SODEXHO
SAO PAULO
SODEXHO	Tel. + 55 11 5693 5000
BUENOS AIRES	Fax + 55 11 5686 8400
Tel. + 54 11 51 29 25 00	www.sodexho.com.br
Fax + 54 11 51 29 25 12
www.sodexho-ar.com	CAMEROON

AUSTRALIA	SODEXHO
Remote Sites
SODEXHO	DOUALA
ALTYS	Tel. + 237 342 82 80
SYDNEY	Fax + 237 968 49 95
Tel. + 61 2 9461 6100
Fax + 61 2 9461 6111	CANADA
www.sodexho-au.com
SODEXHO
AUSTRIA	BURLINGTON, ON
Tel. + 1 905 632 8592
SODEXHO	Fax + 1 905 632 5619
ALTYS	www.sodexhoCA.com
VIENNA
Tel. + 43 1 32 86 057	CHILE
Fax + 43 1 32 86 057-300
www.sodexho-catering.at	SODEXHO
www.e-altys.com	SANTIAGO DE CHILE
Tel. + 56 28 100 100
BANGLADESH	Fax + 56 28 100 501
www.sodexho.cl
UNIVERSAL SODEXHO
Remote Sites	SIGES
Dhaka	SANTIAGO DE CHILE
Tel. + 880-2 881 23 96	Tel. + 56 28 100 125
Fax + 880-2 882 64 39	Fax + 56 28 100 524

BELGIUM	CHINA

ALTYS	SODEXHO
BRUSSELS	SHANGHAI
Tel. + 32 2 679 13 55	Tel. + 86 21 62 09 60 08
Fax + 32 2 679 12 51	Fax + 86 21 62 09 60 09
www.e-altys.com	www.sodexho-cn.com

COLOMBIA	FINLAND

SODEXHO	SODEXHO
SANTA FE DE BOGOTA	HELSINKI
Tel. + 57 1 62 90 805	Tel. + 358 9 683 47 20
Fax + 57 1 62 03 929	Fax + 358 9 540 77 110
www.sodexho.com.co	www.sodexho.fi

COMMUNITY OF STATES SERBIA AND	FRANCE
MONTENEGRO
SODEXHO
EMIS	Head Office
FERIZAJ	Business & Industry
Tel/Fax +381 38 243 181	Healthcare / Seniors

CONGO	SIGES
MONTIGNY-LE-BRETONNEUX
UNIVERSAL SODEXHO	Tel. + 33 1 30 85 75 00
Remote Sites	Fax + 33 1 30 43 09 58
POINTE NOIRE
Tel. + 242 94 19 70	SODEXHO
Fax + 242 94 09 29	Education
PLAISIR
COSTA RICA	Tel. + 33 1 30 07 62 00
Fax + 33 1 30 07 62 01
SODEXHO	www.sodexhoeducation.com
SAN JOSE
Tel. + 506 29 64 730	ALTYS
Fax + 506 296 36 87	NANTERRE
Tel. + 33 1 55 69 32 32
CZECH REPUBLIC	Fax + 33 1 55 69 32 40
www.altys.fr
ALTYS
PRAGUE	BATEAUX PARISIENS
Tel. + 420 2 27 02 74 74	PARIS
Fax + 420 2 27 02 74 23	Tel. + 33 1 44 11 33 44
www.e-altys.com	Fax + 33 1 45 56 07 88
www.bateauxparisiens.com
SODEXHO
PRAGUE	SODEXHO PRESTIGE
Tel. + 420 2 27 02 74 74	BOULOGNE
Fax + 420 2 27 23 00 60	Tel. + 33 1 46 99 25 50
www.sodexho-cat.cz	Fax + 33 1 46 99 35 48
www.sodexho-prestige.fr
DENMARK
SOGERES
SODEXHO	BOULOGNE
MIDDELFART	Tel. + 33 1 46 99 33 33
Tel. + 45 63 41 02 22	Fax + 33 1 46 05 55 59
Fax + 45 63 41 02 33	www.sogeres.fr

EQUATORIAL GUINEA	L’AFFICHE
BOULOGNE
SODEXHO	Tel. + 33 1 46 99 35 00
Remote Sites	Fax + 33 1 46 05 35 48
MALABO	www.laffiche.fr
Tel. + 240 94 824
Fax + 240 94 823

UNIVERSAL SODEXHO	ICELAND
Remote Sites
Head Office	UNIVERSAL SODEXHO
MONTIGNY-LE-BRETONNEUX	EGILSSTADIR
Tel. + 33 1 30 85 75 00	Tel + 354 861 37 70
Fax + 33 1 30 85 54 50
www.universalsodexho.com	INDIA

FRENCH GUYANA	UNIVERSAL SODEXHO
Remote Sites
SODEXHO	MUMBAI
KOUROU	Tel. + 91 22 283 03650
Tel. + 33 5 94 32 72 21	Fax + 91 22 283 03653
Fax + 33 5 94 32 87 57
INDONESIA
GABON
UNIVERSAL OGDEN
UNIVERSAL SODEXHO	Bases-Vie
Remote Sites	JAKARTA
PORT-GENTIL	Tel. + 62 21 788 45 866
Tel. + 241 55 22 77	Fax + 62 21 458 73/75
Fax + 241 56 56 53
IRELAND
GERMANY
SODEXHO
ALTYS	DUBLIN
Tel./Fax. +49 21 04 13 97 25	Tel. + 353 1 283 3654
www.altys.de	Fax + 353 1 283 3991
www.sodexho.ie
SODEXHO
HOCHHEIM	ITALY
Tel. + 49 61 46 60 20
Fax + 49 61 46 90 49 29	SODEXHO
www.sodexho.de	MILAN
Tel. + 39 02 69 68 41
GHANA (see Ivory Coast)	Fax + 39 02 68 87 169
www.sodexho-it.com
GREECE
IVORY COAST / GHANA
SODEXHO
ATHENS	UNIVERSAL SODEXHO
Tel. + 30 210 6254 950	Remote Sites
Fax + 30 210 6254 954	ABIDJAN
www.sodexho-gr.com	Tel. +225 22 40 91 40/41/42
Fax + 225 22 40 91 44
GUADELOUPE
KAZAKHSTAN
SODEXHO
BAIE MAHAULT	UNIVERSAL SODEXHO
Tel. +33 5 90 38 24 62	Remote Sites
Fax + 33 5 90 25 08 87	ALMATY
Tel. + 7 3272 980 250
HUNGARY	Fax + 7 3272 980 251/65

SODEXHO	KUWAIT
BUDAPEST
Tel. + 36 1 80 10 900	TARIQ AL GHANIM
Fax + 36 1 80 10 901	Remote Sites
AL SHUWAIKH
Tel. + 965 488 00 34
Fax + 965 489 47 45

LEBANON	NORWAY

SODEXHO	SODEXHO
BEIRUT	ETTERSTAD
Tel. + 961 1 611 186/7	Tel. + 47 22 08 91 00
Fax + 961 1 611 188	Fax + 47 22 08 91 01
www.sodexho-no.com
LUXEMBURG
ABRA
SODEXHO	OSLO
WINDHOF	Tel. + 47 81 53 30 90
Tel. + 352 26 109 200	Fax + 47 23 39 69 10
Fax + 352 26 109 209
www.sodexho-lu.com	UNIVERSAL SODEXHO
Remote Sites
MALAYSIA	SANDNES
Tel. + 47 51 70 71 72
SODEXHO	Fax + 47 51 70 71 73
PETALING JAYA
Tel. + 603 5638 4476	OMAN
Fax + 603 5637 7208
www.sodexho-my.com	SOCAT
Remote Sites
MOROCCO	MUSCAT
Tel. + 968 60 34 05
SODEXHO	Fax + 968 60 43 01
CASABLANCA
Tel. + 212 22 99 00 51	PERU
Fax +212 22 98 88 73
SODEXHO
MEXICO	LIMA
Tel. + 511 44 15 111
SODEXHO	Fax + 511 22 20 793
MEXICO DF
Tel. + 52 55 52 07 71 10	POLAND
Fax + 52 55 10 54 60 96
www.sodexho-mx.com	SODEXHO
WARSAW
NAMIBIA	Tel. + 48 22 33 89 600
Fax + 48 22 33 89 601
SODEXHO	www.sodexho.com.pl
WINDOEK	www.e-altys.com
Tel. + 264 61 257 252
Fax + 264 61 262 907	POLYNESIA

NEW CALEDONIA	SODEXHO
PAPEETE, TAHITI
RESTAURATION FRANÇAISE	Tel. + 689 43 92 73
NOUMEA	Fax + 689 41 09 44
Tel. + 687 41 45 80
Fax + 687 41 45 81	PORTUGAL

NIGERIA	SODEXHO
LISBON
UNIVERSAL SODEXHO	Tel. + 351 21 371 5204
Remote Sites	Fax + 351 21 386 0222
PORT HARCOURT
Tel. + 234 84 232 219
Fax + 234 84 232 119

QATAR	SOUTH AFRICA

TEYSEER SERVICES COMPANY	SODEXHO
Remote Sites	RIVONIA
DOHA	Tel. + 27 11 803 66 00
Tel. + 974 467 5201 / 5153	Fax + 27 11 803 67 85
Fax + 974 467 5003
www.teyseer-services.com	SOUTH KOREA

REUNION ISLAND	SODEXHO
SEOUL
SODEXHO	Tel. + 82 25 94 29 43
SAINTE CLOTILDE	Fax + 82 25 94 29 44
Tel. + 33 2 62 73 18 32	www.sodexho-kr.com
Fax + 33 2 62 73 18 40
SPAIN
RUSSIA
SODEXHO
SODEXHO	BARCELONA
MOSCOW	Tel. + 34 93 63 52 200
Tel. + 7 095 745 50 85	Fax + 34 93 63 08 885
Fax + 7 095 745 50 54
www.sodexho.ru	SWEDEN

UNIVERSAL SODEXHO	SODEXHO
Remote Sites	STOCKHOLM
YUZNO SAKHALINSK	Tel. + 46 85 78 84 000
Tel. + 7 4242 727 020/ 008	Fax + 46 85 78 84 010
Fax + 7 4242 727 011/ 190	www.sodexho-se.com

SINGAPORE	ACC
NORRKÖPING
SODEXHO	Tel. + 46 11 28 59 00
SINGAPORE	Fax + 46 11 18 52 10
Tel. + 65 6743 89 98
Fax + 65 6744 44 54	SWITZERLAND
ALTYS
UNIVERSAL REMOTE SITE SERVICES	GENEVA
SINGAPORE	Tel. + 41 22 818 0808
Tel. + 65 6463 90 52	Fax + 41 22 818 0818
Fax + 65 6465 74 89	www.e-altys.com
www.sodexho-sg.com
TANZANIA
SLOVAKIA
SODEXHO
SODEXHO	Remote Sites
BRATISLAVA	DAR ES SALAM
Tel. + 421 2547 91 392	Tel./Fax +255 222 775 142
Fax + 421 2547 91 394
www.sodexho-cat.sk	THAILAND

SLOVENIA	UNIVERSAL AMARIT CATERING COMPANY
Remote Sites
SODEXHO	SONGKHLA
LJUBLJANA	Tel. + 66 2 381 12 04/10 20
Tel. + 386 142 05 800	Fax + 66 2 381 12 09
Fax + 386 142 05 852

SODEXHO	www.sodexhodefense.co.uk
BANGKOK
Tel/Fax. + 66 2 514 1774	SODEXHO
Education
THE NETHERLANDS	SWINDON
Tel. + 44 17 9351 2112
SODEXHO	Fax + 44 17 9361 5075
ROTTERDAM	www.sodexho-online.co.uk
Tel. + 31 10 288 42 88
Fax + 31 10 288 42 22	SODEXHO
www.sodexho-nl.com	Business & Industry
WHYTELEAFE
UNIVERSAL SODEXHO	Tel. + 44 18 8362 1940
Remote Sites	Fax + 44 18 8362 1941
HOORN
Tel. + 31 229 232 344	SODEXHO
Fax + 31 229 238 808	Prestige
ALPERTON
TUNISIA	Tel. + 44 20 8566 9222
Fax + 44 20 8991 9636
SODEXHO
TUNIS	SODEXHO
Tel. + 216 71 861 899	Healthcare
Fax + 216 71 862 246	MANCHESTER
Tel. + 44 16 1873 6800
SABA	Fax + 44 16 1873 6869
Remote Sites
TUNIS	SODEXHO
Tel. + 216 71 862 777	Head Office
Fax + 216 71 860 333	STEVENAGE
Tel. + 44 14 3834 1400
TURKEY	Fax + 44 14 3834 1541
www.sodexho.co.uk
SODEXHO
ISTANBUL	CATAMARAN CRUISERS/
Tel. +90 216 474 97 40	BATEAUX LONDON
Fax +90 216 474 97 38	LONDON
www.sodexho-tr.com	Tel. + 44 20 7839 3572
Fax + 44 20 7839 1034
UNITED ARAB EMIRATES	www.bateauxlondon.com

KELVIN CATERING SERVICES	UNITED KINGDOM DETENTION SERVICES
Remote Sites	LONDON
ABU DHABI	Tel. + 44 20 7725 7210
Tel. + 971 2 64 485 30	Fax + 44 20 7725 7211
Fax + 971 2 64 475 74
UNIVERSAL SODEXHO
UNITED KINGDOM	Remote Sites
ABERDEEN, SCOTLAND
SODEXHO	Tel. + 44 12 2432 4388
LONDON	Fax + 44 12 2432 4425
Tel. + 44 20 7815 0610
Fax + 44 20 7832 7832	UNITED STATES
www.sodexho-uk.com
BATEAUX NEW YORK
SODEXHO	NEW YORK, NY
Defense	Tel. + 1 212 352 9009
ALDERSHOT	Fax + 1 212 352 1367
Tel. + 44 12 5235 3100	www.bateauxnewyork.com
Fax + 44 12 5235 3101

DOYON UNIVERSAL SERVICES	UNIVERSAL SODEXHO
Remote Sites	Remote Sites
ANCHORAGE, AK	HARAHAN, LA
Tel. + 1 907 522 1300	Tel. + 1 504 733 5761
Fax + 1 907 522 3531	Fax +1 504 731 1679
www.universalsodexho.com
SODEXHO
Head Office	VENEZUELA
GAITHERSBURG, MD
Tel. + 1 301 987 4000	SODEXHO
Fax + 1 301 987 4439	CARACAS
www.sodexho-usa.com	Tel. + 58 212 266 60 11
Fax +58 212 263 81 23
SPIRIT CRUISES
NORFOLK, VA	UNIVERSAL SODEXHO
Tel: + 1 757 627 2900
Fax + 1 757 640 9015
www.spiritcruises.com

SODEXHO PASS Service Vouchers and Cards

ARGENTINA
BULGARIE
SODEXHO PASS
BUENOS AIRES	SODEXHO PASS
Tel: + 5411 4345 6000	SOFIA
Fax + 5411 4345 4220	Tel: + 359 2 9769 800
www.sodexho-ar.com	Fax + 359 2 9769 888

AUSTRIA	CHILE

SODEXHO PASS	SODEXHO PASS
VIENNA	SANTIAGO DE CHILE
Tel: + 43 1 32 86 0600	Tel: + 56 2 6870 200
Fax + 43 1 32 86 0602 00	Fax + 56 2 6870 205
www.sodexho-pass.at	www.sodexhopass.cl

BELGIUM	CHINA

SODEXHO PASS	SODEXHO PASS
BRUSSELS	SHANGHAI
Tel: + 32 2 547 55 11	Tel: + 86 21 62 09 60 01
Fax + 32 2 547 55 01	Fax + 86 21 62 09 60 02
www.sodexho.be

BRAZIL	COLOMBIA

SODEXHO PASS	SODEXHO PASS
SAO PAULO	SANTA FE DE BOGOTA
Tel: + 55 11 3704 4700	Tel: + 57 1 31 20 084
Fax + 55 11 3078 4953	Fax + 57 1 31 23 098
www.sodexhopass.com.br	www.sodexhopass.com.co

CZECH REPUBLIC	LUXEMBURG

SODEXHO PASS	SODEXHO PASS
PRAGUE	Tel. + 352 46 16 16 65-1
Tel. + 420 2 33 11 34 11	Fax + 352 46 16 66
Fax + 420 2 33 11 34 00	www.sodexho-pass.lu
www.sodexhopass.cz
MEXICO
FRANCE
SODEXHO PASS
SODEXHO	MEXICO
SERVICE VOUCHERS AND CARDS	Tel. + 52 55 52 62 29 04
LA DEFENSE	Fax + 52 55 52 54 50 21
Tel. + 33 1 41 25 26 27	www.sodexhopass.com.mx
Fax + 33 1 41 25 26 92
www.sodexho-ccs.com	PANAMA

SODEXHO PASS INTERNATIONAL	SODEXHO PASS
HEAD OFFICE	PANAMA
MONTIGNY-LE-BRETONNEUX	Tel. + 50 7210 0020
Tel. + 33 1 30 85 75 00	Fax + 50 7210 0021
Fax + 33 1 30 43 09 58
www.sodexhopass.com	PERU

GERMANY	SODEXHO PASS
LIMA
SODEXHO PASS	Tel. + 511 221 78 13
FRANKFURT
Tel. + 49 69 73 996-0	PHILIPPINES
Fax + 49 69 73996 6601
www.sodexho-de.com	SODEXHO PASS
Tel. + 632 687 5817
HUNGARY	Fax + 632 687 7967

SODEXHO PASS	POLAND
BUDAPEST
Tel. + 36 1 434 58 68	SODEXHO PASS
Fax + 36 1 434 58 00	WARSAW
www.sodexho-pass.hu	Tel. + 48 22 535 11 11
Fax + 48 22 535 10 01
INDIA	www.sodexhopass.pl

SODEXHO PASS	ROMANIA
MUMBAI
Tel. +91 22 685 5959	SODEXHO PASS
Fax + 91 22 685 5973	BUCAREST
www.sodexhoindia.com	Tel. 4021 203 46 46
Fax 4021 204 46 62
ITALY	www.sodexhopass.ro

SODEXHO PASS	SINGAPORE
MILAN
Tel. +39 02 38 05 71	SODEXHO PASS
Fax + 39 02 38 00 30 44	SINGAPORE
www.sodexhopass.it	Tel. +65 6224 7476
Fax + 65 6465 7489
www.sodexho.com

SLOVAKIA	TURKEY

SODEXHO PASS	SODEXHO PASS
BRATISLAVA	ISTANBUL
Tel. + 421 2434 13 057	Tel. + 90 212 216 91 70
Fax + 421 2434 13 051	Fax + 90 212 216 95 15
www.sodexhopass.sk	www.sodexho.com.tr

SPAIN	UNITED KINGDOM

SODEXHO PASS	SODEXHO PASS
MADRID	SURREY
Tel. + 34 91 44 52 866	Tel. + 44 1252 687000
Fax + 34 91 59 41 758	Fax + 44 1252 687095
www.sodexhopass.es	www.sodexhopass.co.uk

TUNISIA	VENEZUELA

SODEXHO PASS	SODEXHO PASS
TUNIS	CARACAS
Tel. + 216 71 844 538/845 755	Tel. + 58 212 206 55 11
Fax + 216 71 849 793	Fax + 58 212 206 54 34
www.sodexho-tn.com	www.sodexho-pass.com.ve

SODEXHO ALLIANCE

     Head Office: Parc d'Activités du Pas-du-Lac
3, avenue Newton - 78180 Montigny-le-Bretonneux - France
Postal adress: B.P. 100 - 78883 Saint Quentin en Yvelines Cedex - France
Telephone: (33) (0)1 30 85 75 00
Fax: (33) (0)1 30 43 09 58
www.sodexho.com

[Fiscal 2004]

FINANCIAL REVIEW

Financial statements for the year
ended August 31, 2004

Contents
Board of Director's Report to the Shareholders’ Meeting on February 8, 2005		135
Supplements to the Board Report
-	Chairman’s Report	157
-	Auditors’ Report on the Chairman’s Report	172
-	Risk Factors	173
-	Insurance and risk coverage	176
-	IFRS Conversion Project	177
-	Presentation of the Group’s Activities	179
-	Condensed Group Organizational chart	181

Sodexho Group Consolidated Financial Statements		182
Auditors' Report on the Consolidated Financial Statements		226
Additional Information regarding the Consolidated Financial Statements
-	Financial Ratios	228
-	Exchange Rates	229
-	Five Year Financial Summary	231
-	Reconciliation of French GAAP financial statements to U.S. GAAP	232
-	Capital Spending Strategy	239
-	Employee profit sharing	239
Social and Environmental Information		240
Sodexho Alliance Statutory Financial Statements		249
Auditors' Report on the Statutory Financial Statements		272
Additional Information regarding the Statutory Financial Statements
-	Company five year financial summary	275
-	Distribution of earnings	276
-	Inventory of shares and securities	277
-	Related party transactions	279

General Information about Sodexho Alliance and its Issued Capital		280
February 8, 2005 Shareholders’ Meeting Resolutions		291
Responsibility for the Annual Report and the Audit		295

Board of Director’s Report to the Shareholders’s Meeting on February 8, 2005

SODEXHO Group

For fiscal 2004, Sodexho Alliance reported consolidated revenues of EUR 11.5 billion. Organic growth in revenues, at constant consolidation scope and excluding currency effects, increased by 4.1% as compared to 3.1% reported in the prior fiscal year.

Group net income amounted to Eur 183 million, increasing by 13%, or 21% excluding the negative currency effect. The Group therefore surpassed the minimum objectives set by the Board of Directors at the start of fiscal 2004.

Fiscal 2004 highlights:

-	Ambition Sodexho 2015:

In order to bring a new dynamism to the Group, and to take advantage of the considerable growth potential in our markets, the Board of Directors and the Executive Committee decided, in December 2003, to launch a group-wide project “Ambition Sodexho 2015”. More than 350 managers and employees from every geographic zone and activity participated in a combined effort to build a successful vision for the future.

During extensive working sessions, thought-provoking suggestions and comments were introduced and debated. A summary of recommendations was presented to the Board of Directors in September, 2004.

Certain of the project’s recommendations have already been accepted by the Executive Committee and integrated into the Group’s strategic plan, including addressing a succession plan for Pierre Bellon, accelerating the growth of our multiservices activity, reinforcing the sales and retail focus of our teams, and creating a Sodexho School of Management.

The Board of Directors has charged the Operational Committee with implementing appropriate action plans and to support the project with appropriate resources to sustain the energy created by this project.

-	Organizational development:

Following significant deliberations during the fiscal year on the succession of Pierre Bellon by the Board of Directors and the Nominating Committee, the Board of Directors announced on September 15, 2004 the evolution of the management of Sodexho Alliance. Effective September 1, 2005, the function of Chairman of the Board and Chief Executive Officer will be separated. Pierre Bellon will retain his position as Chairman of the Board and Michel Landel will be named Chief Executive of Sodexho Alliance.

–	Improving the Performance of the United Kingdom:

Restoring the profitability of our subsidiary in the United Kingdom and Ireland remains the absolute priority of the Group and action plans that were put into place two years ago are beginning to bear fruit. During Fiscal 2004, EBITA grew strongly, reaching EUR 28 million notwithstanding changes in Chief Executives. To replace Mark Shipman, François-Xavier Bellon was nominated as Chief Executive, but had to resign for health reasons in May 2004. In June, the Group announced that Philip Jansen had been hired to replace him on October 1, 2004. The fiscal 2004 achievements of the subsidiary’s Executive Committee and its teams, provisionally led by Michel Landel are encouraging. During the fiscal year, this team was reinforced both by some internal promotions from the UK and elsewhere in the Group, and by some external recruiting. The return to profitability is well underway. Management is confident that the subsidiary’s profitability will return to a leve l similar to other Group companies within three years.

1   Financial Highlights

Our 24,866 sites are as follows:

– 13,512 businesses and government agencies

– 4,934 schools, colleges and universities

– 3,602 healthcare institutions

– 1,510 senior residences

– 1,308 remote sites

Sodexho currently operates in 76 countries, and as of August 31, 2004, had 312,975 employees.

Condensed consolidated income statement

(in millions of euro)	Fiscal year ended Aug. 31, 2004	Fiscal year ended Aug. 31, 2003	% change at current exchange rates	% change at constant exchange rates

Revenues	11,494	11,687	(1.6)	4.2
Gross profit	1,695	1,723	(1.6)	4.0

Overheads	(1,180)	(1,209)	(2.4)	(5.1)

EBITA	515	514	0.4	7.2

Net financial expense	(118)	(152)	N.M.	N.M.

Net exceptional income	(33)	1	N.M.	N.M.

Group net income	183	162	13.0	20.7

Earnings per share (in euro)	1.15	1.02	13.0	20.7

Average number of shares	159.0	159.0	---	---
outstanding (in millions)

Revenues

For the year, consolidated revenues totaled EUR 11.5 billion. This includes the following:

Organic Growth	4.1%

Acquistions net of disposals	0.1%

Currency effect	(5.8%)

TOTAL	(1.6%)

The currency effects resulted mainly from the 11.3% increase in the euro against the U.S. dollar. More than half of our revenues are denominated in U.S. dollars or in currencies with strong links to the U.S. dollar. However, unlike exporting businesses, our subsidiaries’ operating revenues and expenses are denominated in the same currency; as a result, exchange rate variations do not result in operating risk.

The development of our multiservices offer continues. For fiscal 2004 services other than food represent 20% of our revenues.

EBITA

EBITA totaled EUR 515 million, an increase of 0.4% . At constant currency effects, however, it rose by 7.2% .

This progression mainly resulted from the initial positive effects of action plans designed to restore profitability in our UK subsidiary, as well as strong performances in Latin America, Asia Australia, in Remote Sites and in the Service Vouchers and Cards activity.

EBITA margin was 4.5%, versus 4.4% in fiscal 2003.

Group net income

Group net income after exceptional items totaled EUR 183 million, increasing by 13% or by 21% excluding currency effects.

2.   Revenues and EBITA by activity

Revenues by activity (in millions of euro)	Fiscal year ended Aug. 31, 2004	Fiscal year ended Aug. 31, 2003	% change at current exchange rates	% change at constant exchange rates

Food and Management Services

North America	5,031	5,427	(7.3)	3.7

Continental Europe	3,760	3,585	4.9	5.0

United Kingdom and Ireland (1)	1,351	1,453	(7.0)	(5.6)

Rest of the World (1)	1,103	974	13.2	18.3

Total	11,245	11,439	(1.7)	4.2

Service Vouchers and Cards	249	248	0.7	6.1

Total	11,494	11,687	(1.6)	4.2

(1)	Fiscal 2004 revenues of EUR 49 million achieved by the UK subsidiary’s teams from hospitality for the Rugby World Cup in Australia are included in activity in the Rest of the World.

EBITA by activity (in millions of euro)	Fiscal year ended Aug. 31, 2004	Fiscal year ended Aug. 31, 2003	% change at current exchange rates	% change at constant exchange rates

Food and Management Services
North America	239	268	(10.7)	(0.2)

Continental Europe	171	167	2.3	2.4

United Kingdom and Ireland (1)	28	21	34.7	35.6

Rest of the World (1)	37	18	104.7	115.0

Total	475	474	0.4	6.8

Service Vouchers and Cards	68	68	0.0	6.6

Corporate Expenses	(28)	(28)	(0.5)	(0.5)

Total	515	514	0.4	7.2

(1)	Fiscal 2004 EBITA of EUR 6 million achieved by the UK subsidiary’s teams for the Rugby World Cup in Australia are included in activity in the Rest of the World.

For fiscal 2004, operations outside the euro zone accounted for 70% of revenues (of which 43% were in U.S. dollars) and 66% of EBITA (of which 43% were in U.S. dollars).

2.1 Food and Management Services

The Food and Management Services activity represented 98% of consolidated revenues and 87% of consolidated EBITA before corporate expenses. Revenues totaled EUR 11.2 billion. Organic growth in revenues at constant consolidation scope and excluding currency effects amounted to 4% in fiscal 2004, including 2.9% in Business and Industry, 3.4% in Healthcare, and a strong performance of 6.7% in Education.

Analysis by region

•	North America
.
In North America, revenues totaled EUR 5.0 billion, with organic growth of 3.7%.

In the Business and Industry segment, the economic recovery has not been accompanied by an increase in hiring by the large companies which are our clients. The Business and Industry segment reported a decline in revenues of 0.6% from those of the prior fiscal year.

Encouraging acclerated growth in sales on existing sites following the innovative service offerings developed by our teams, was offset by site closings which we estimate had a negative impact on growth of approximately 3%.

New clients who have expressed confidence in us include Conoco Philips, Honda, Novartis Research Center, Harley Davidson, Defence Supply Center, World Bank Conference Center, Equiserve, Office Depot and America Online, Inc.

The Defense segment benefited from an additional month of activity as compared to the prior fiscal year on the 55 US Marine Corps sites, with an increase of 6.6%. From the beginning, this contract has required our teams to be flexible and to adapt to the everchanging needs of our clients.

In the Education segment, client retention as well as strong sales growth on existing sites translated into strong organic growth in revenues of 6%. The dynamism of our teams in the public school sub-segment and their ability to cross-sell, resulted in the start-up of new contracts and services such as the Public School Systems of Atlanta, St. Louis and Lincoln (Oregon). In the higher education segment, new sales with an annual value of EUR 80 million included such colleges and universities as the University of Concordia, the University of Tulsa, Emory University, Arizona State University and South Carolina State University. This confirms our leadership in this segment.

In Healthcare, the rate of organic growth increased year over year to 4.3% notably due to strong performances on existing sites. Among our new foodservice clients are Delray Medical Center and Morris View Nursing Home. New multi-service clients include St. Anthony Medical Center, Sequoia Portola Valley, University of Virginia Health System and St. Vincent Hospital and Health Center and Hemet Valley. In Canada, Sodexho signed the country’s two largest public healthcare contracts with Vancouver Coastal Health and Providence Health Care and Fraser Health Authority.

In North America, EBITA totaled EUR 239 million, a level comparable to that of the prior fiscal year, excluding currency effects. In all segments, significant gains in productivity were made as a result of procurement improvements and containment of labor and overhead costs which more than compensated the inflationary pressures on costs associated with workers compensation and unemployment taxes. Timing delays in contract variation discussions with the U.S. Marines resulted in a disappointing contribution of the Defense segment to North American performance. This explains the slight decline in the EBITA margin in North America, which was 4.8% as compared to 4.9% for the prior fiscal year.

•	Continental Europe

Revenues totaled EUR 3.8 billion. Organic growth showed a net improvement, 4.7% as compared with 3.6% in fiscal 2003.

In Business and Industry, organic growth totaled 4.3%. There was accelerated growth with the opening of contracts such as Alcatel Space, La Redoute and Generali in France, the start up of Wal-Mart in Germany, and in Spain new clients such as the Cultural Forum in Barcelona and the Endesa Group. On the other hand, a difficult economic environment hindered our growth in Sweden and the Netherlands.

In Education, our offer based on an expertise in balanced diets and nutritional eduction along with the strong sales drive of our teams, contributed to growth which totaled 7.5%. Among our new clients are the schools of the cities of Budapest, Versailles, Cannes and Frankfurt, as well as the University of Liege and the University of Utrecht.

A selective approach in Healthcare contributed to our growth rate in revenues of only 3.5%. The start-up of a multiservice contract for all senior residences and schools for the city of Gävle in Sweden at the end of fiscal 2004 as well as the recent signature of contracts with the Public Hospitals in Paris, the University Hospital of Rennes, and the Military Hospital of Warsaw will contribute to the growth of this segment in fiscal 2005.

EBITA totaled EUR 171 million and the EBITA margin was 4.5% as compared to 4.7% for fiscal 2003.

Most countries realized productivity gains, at both site and overhead levels. However, two factors weighed on performance. First, a bad debt provision for a significant client in Italy, and second, difficulties encountered in the meal delivery activity in the Education segment in the Paris region, and expenses relating to the resulting reorganization.

•	United Kingdom and Ireland

Revenues totaled EUR 1.4 billion, a decrease of 5.6% from fiscal 2003, excluding currency effects.

It was principally the Business and Industry segment that affected the change in revenues. This is explained for the most part by our exit from the hotels sub-segment and by a retention rate that remains too weak. In the Healthcare and Education segments, we began to see at the end of fiscal 2004 a slight improvement in revenues on existing sites.

Our focus on restoring the profitability of this subsidiary was nonetheless accompanied by commercial successes such as Dell in Ireland, British Aerospace, and HBOS, and in multiservices, the Havering, Roehampton and Stoke Mandeville Hospitals and the Colchester Garrison in the United Kingdom.

EBITA totaled EUR 28 million with an EBITA margin of 2.1%, compared with 1.4% in fiscal 2003. This improvement does not include EUR 6 million in EBITA achieved by our UK teams in connection with a hospitality contract for the Rugby World Cup in Australia. Including this amount, EBITA margin totaled 2.4%, in line with our objectives.

During the fiscal year, operational performance improved in a majority of the segments, but was partially masked by the increase in pension costs and the non-recurrence of certain prior year short-term contracts in the Defense segment.

As a result of improved controls over food and labor costs in each site, and the decision to exit non-profitable contracts, gross profit (an indicator of operational performance at the site level) improved by nearly 1%. Simultaneously, overhead costs were reduced. Costs pertaining to the consolidation of certain properties, the reorganization of certain support functions and staff reductions are included in exceptional expenses.

The team in the UK and Ireland has been reinforced by for example, the hiring of new managing directors for the Healthcare and Prestige Divisions, a new Chief Financial Officer and a General

Counsel. These external hires were complemented by internal promotions within the UK and from other countries in the Group. Philip Jansen, the new Chief Executive arrived in October, 2004. He and his team are focused on their absolute priority – returning the subsidiary to an EBITA margin similar to that of other Group companies within three years.

•	Rest of the World

In the Rest of the World, revenues totaled EUR 1.1 billion, with organic growth of 17.7%. The entire zone experienced strong sales growth, and excluding the revenues generated by the hospitality contract for the Rugby World Cup, organic growth was 12.7%.

In Latin America, in a less troubled environment, motivated and competent teams experienced good sales development and organic growth increased, as much in food as in other services. In addition, there were a number of sales successes in the mining segment such as Codelco in Chile, Barrick Alto in Peru and SNC Lavalin in Venezuela. Adapting our offer allowed us to boost growth in Brazil with the addition of new clients such as Cosan, Siemens and Anglo-American. Elsewhere, multiservices activity developed in Colombia and Chile.

In China, we continue to experience strong growth across all segments with contracts such as Jiangsu Fujitsu, Saint Gobain Abrasive, Shanghai Research Petrochemical Institute, Shanghai Matsushita and Bridgestone in the Business and Industry segment, the International School of Shanghai and in Healthcare, the Public Hospital Nan Xiang. During the fiscal year, in connection with our food service activity we began a partnership with the Shanghai Automotive Industry Corporation. In Australia, growth continues, notably within our Universal Sodexho subsidiary. A highlight of the fiscal year was the Rugby World Cup which was a great success, based equally on the strength of our sales and our operating teams. Finally, a contract with the Samitiveg Hospital of Bangkok marked the opening of our business in Thailand.

The Remote Site activity recorded strong growth. New contracts include Chyoda and Chayvo in Eurasia, Shell Rabi in Gabon, the residential complex Al Khor of Qatargas, a copper mine in Laos for Bateman Ausenco, and a three year contract signed with the Maersk Group in the North Sea. In addition our teams experienced good development in revenues on existing sites particularly in North America and the Middle East.

Overall, EBITA in the Rest of the World doubled from the previous year and totaled EUR 37 million. The EBITA margin increased from 1.9% for fiscal 2003 to 3.4% in fiscal 2004. This improvement reflects the strong dynamism of these regions and the teams’ efforts to control costs, notwithstanding additional investment in development.

2.2 Service Vouchers and Cards

Located in 26 countries, Sodexho Pass reported EUR 249 million in revenues and issue volume (face value of service vouchers and cards multiplied by the number of service vouchers and cards) of EUR. 4.8 billion.

Organic growth in revenues, excluding currency effects and at a constant consolidation scope was 6.6% and issue volume increased by 11.2% over fiscal 2003.Three main factors explain the modest growth in revenues:

•	The general decline in interest rates;

•	The reduction in headcount in companies, particularly in Germany; and

•	The effect of an exceptional billing during the prior fiscal year in connection with the transfer from paper vouchers to electronic cards for one of our clients in Great Britain.

New clients include Adecco, La Poste and RTL in France, Philip Morris and Unilever in Hungary, the Aldi Group in Belgium, Carlsberg in Bulgaria, Thomson in Mexico and British Telecom in India. New services offered to our clients have contributed to our growth, as evidenced by our recent joint venture with Belgacom to launch the internet voucher Surf@Home by Sodexho by Sodexho in Belgium, designed to facilitate at-home high speed internet access for our clients’ employees.

EBITA totaled EUR 68 million, equivalent to the prior fiscal year, but reflected an increase of 6.6% at constant exchange rates. During fiscal 2004, our teams successfully converted from paper to electronic cards notably in Turkey and in Brazil, while at the same time maintaining our economic model.The decrease in EBITA margin from 27.5% to 27.3% since fiscal 2003 is entirely related to the decrease in interest rates on the funds generated by our operations.

2.3   Corporate expense

Corporate expenses of EUR 28 million declined by 0.5% from the prior year.

2.4   Net financial expense

Net financial expense totaled EUR 118 million, as compared to EUR 152 million in fiscal 2003. The improvement resulted from lower interest expense due to the reduction in debt, exchange rate variances, and the impact of refinancing certain lines of credit at variable interest rates.

2.5   Net exceptional expense

Net exceptional expense totaled EUR 33 million, and is principally comprised of the following:

•	EUR 6 million loss on the sale of the Medcheque subsidiary in Brazil in March 2004

•	EUR 6 million for obsolete assets in various countries

•	EUR 6 million for costs of litigation

•	EUR 4 million associated with the relocation of offices and staff reductions in the UK

•	EUR 3 million for losses on shares held as treasury shares in conection with stock option programs.

2.6    Income tax

Income tax of EUR 109 million represented an effective tax rate of 30% and resulted from the favorable resolution of certain tax contingenices and the utilization of loss carrybacks in the United Kingdom. The Group also benefited from certain changes in tax laws in several countries including Italy, as well as some non-taxable income.

3.   Financial position as of August 31, 2004

The following table shows cash flow items for fiscal 2003 and fiscal 2004.

	Fiscal year ended August 31,
	2004	2003
	(in millions of euro)

Cash provided by operating activities	451	390
Cash flow from changes in working capital	163	100
Net cash flow from operating activities	614	490
Net tangible and intangible fixed assets	(163)	(225)
Financial investments	(82)	(53)
Net cash used in investing activities	(245)	(278)
Net cash used in financing activities	(401)	(202)

Net increase in cash and cash equivalents	(32)	10

Cash provided by operating activities (including dividends received from equity-method investees) totaled EUR 451 million, an improvement of 15% despite the negative 7% currency effects, thereby confirming the Group’s ability to generate cash. Cash flows from changes in working capital were EUR 163 million, of which approximately 25% arose in Service Vouchers and Cards. The cash flow generated in working capital in food and management services was driven by organic growth, improvement in client receivables, and the impact of the fiscal year closing date on the payment of salaries and social charges. Net cash flow from operating activities amounted to EUR 614 million.

Net capital expenditures of EUR 163 million represented 1.4% of consolidated revenues.

Acquisition expenditures totaled EUR 82 million. Principal components are the purchases of the remaining shares in Luncheon Tickets and Astilbe.

Net cash used in financing activities totaled EUR 401 million, principally comprised of EUR 103 million paid out as dividends, and EUR 270 million utilized to pay down debt.

Net debt decreased by EUR 294 million (including a currency effect of EUR 57 million at August 31, 2004), to EUR 919 million. This represents only 41% of Group shareholders’ equity.

To finance operational needs and repay the EUR 305 million bond issue maturing in June 2004, the Group arranged an additional credit facility in May 2004 for a maximum of EUR 360 million. This credit facility is available until April 2005, unless extended for a further one year period at the Group’s option. As of August 31, 2004, EUR 100 million and USD 100 million (totaling EUR 183 million) had been drawn under this facility.

As of August 31, 2004, financial debt totaled EUR 2,128 million, comprised mainly of two euro bond issues totaling EUR 1,332 million, and two syndicated credit facilities totaling USD 735 million. The remaining debt consists of capital leases and other credit lines. At this date, 79% of our borrowings were at fixed rates, and our average interest rate was 5.2% .

As of August 31, 2004 Sodexho had available credit facilities totaling EUR 331 million and off balance sheet commitments of EUR 136 million, (see note 22-1 of the Consolidated Financial Statements), representing 6.2% of consolidated shareholders’ equity.

4.   Principal accounting policies

The Group’s consolidated financial statements are prepared in accordance with the CRC Regulation 99-02. The principal rules are as follows:

Revenues

In the Food and Management Services activity, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients.

Revenues for the Service Vouchers and Cards activity include commissions received from customers, commissions received from affiliates, and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

Currency translation

For subsidiaries located in foreign countries, assets and liabilities are translated using the end of period exchange rate.

Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages which are based on the current and previous month-end rates. Exchange rates used are obtained from Euronext Paris and other international financial markets.

The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders’ equity.

Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement.

For countries considered highly inflationary, the difference between the translation of the income statement at average and end of period exchange rates is recorded in the income statement. As of August 31, 2004, no countries are considered highly inflationary.

Valuation of Assets and Liabilities

Assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000.

The inclusion in the consolidation scope of Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services at fair value resulted in the recording of intangible assets relating to the value attributed to the significant market shares inherent in the portfolios of contracts held by these six companies in their principal geographic markets (the United States, France, the United Kingdom and Ireland, the Netherlands, Australia and Sweden).

No deferred taxes are recorded on market shares.

Goodwill represents the excess of acquisition cost over the fair value of the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the markets in which the Group operates, goodwill is generally amortized over thirty years (calculated on a pro rata basis in the year of acquisition).

Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in their main markets and is reviewed annually for impairment.

Market shares are not amortized in the consolidated financial statements. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results compared to the original amounts, an impairment loss is recorded.

The impairment test on market shares and goodwill is further supported by a calculation of the assets’ “value in use”, as determined based on discounted future cash flows. The method used to determine value in use is described below.

As of August 31, 2004, the Group performed an impairment test as required by the “Reglement du CRC number 2002-10” issued on December 12, 2002 which defines the recoverable value of an asset as the higher of the market value and value in use.

•  The market value is calculated based on criteria determined at the date of the acquisition corresponding mainly to revenues and EBITA and using multiples of recent transactions.

•  Value in use is determined using the value of future cash flows after taxes calculated based on operating plans set out by management for a period of three years. These plans are extended over a longer period utilizing a growth rate specific to the sector of activity and geographical region concerned. These cash flows are discounted using the average cost of capital.

•  The recoverable value as determined is then compared to the sum of intangible assets, other fixed assets and working capital.

Retirement benefits

For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan. In the other cases, the group’s benefit obligation relating to defined benefit pensions and retirement indemnities are recorded as a liability in the balance sheet.

Stock options

Sodexho Alliance has acquired treasury shares (which are recorded in deposits and marketable securities) in connection with its stock option plans. A liability is recorded if at the closing date of the period, the market price of the shares acquired is superior to the exercise price of the options awarded. If the number of treasury shares acquired is less than the number of « in the money » options awarded, a liability is recorded for the difference between the market price at August 31 and the exercise price, multiplied by the number of shares remaining to be acquired for the applicable tranche of stock options.

Sodexho Alliance S.A.

1. Social and Environmental Information

In accordance with commercial law article L 225-102-1, information on how Sodexho Alliance addresses the consequences of environmental and social issues within Sodexho Alliance’s activities in France is presented below.

Social and environmental definitions and regulations vary significantly throughout the 76 countries where the Group operates. It is for this reason that the Board of Directors has chosen to illustrate its commitment to sustainable development as shown through examples contained elsewhere in this Annual Report.

1.1 Employment

On August 31, 2004, Sodexho Alliance employed 160 employees, as follows:

	Managers	Supervisors	Other staff	Total
Men	36	3	9	48
Women	44	30	38	112
Total	80	33	47	160

Furthermore, 25 % of the employees are less than 30 years of age, 36 % are between 30 and 40 years of age and 18 % are over 50 years of age. This reflects the Group’s policy of recruiting graduates, facilitating their integration into the workforce and rapidly offering them additional responsibilities.

During the year, 5 people benefited from a change in status, 3 supervisors became managers and 2 staff were promoted to the supervisory level, confirming the Group’s role as a social elevator.

At the same time 12 people were recruited by Sodexho Alliance under indeterminate length contracts, including 10 who were formerly hired under fixed term contracts. Sodexho Alliance had 2 apprenticeships. Approximately 6% of employees have fixed term contracts and less than 1% of the hours worked involve temporary work.

Sodexho Alliance dismissed 9 people, including one for economic reasons.

In terms of work schedules, managers work 216 days per year and supervisors and other staff are under the 35 hour per week regime. 16 people work part-time (9 staff members, 2 supervisors and 5 managers).

There was a total of 2,326 hours in over-time during fiscal 2004, representing less than 1% of the total hours worked.

During the year, the absentee rate total was 5.17% with a severity rate of 0.05% .

The hygiene, security and working conditions committee (CHSCT) met nine times during the year and declared two work related accidents which resulted in a total of 14 days sick leave. The number of absentee days is as follows:

	Managers	Supervisors	Other staff	Total

Number of days
absent due to a
work-related	5	0	9	14
accident or travel

Number of days	575	263	171	1,009
due to sick leave

Number of days
due to maternity	437	279	0	716
leave

Number of days
absent for other	11	8	324	343
reasons

Total	1,028	550	504	2,082

In terms of remuneration, average annual gross salaries were as follows:

Average annual
gross salary in	Managers	Supervisors	Other staff
euro

Men	77,133	37,766	20,934

Women	60,767	30,873	22,597

There was no employee profit sharing for fiscal 2004.

Sodexho Alliance devoted 3.4% of its payroll to training as follows:

	Managers	Supervisors	Other staff	Total

Number of training
hours	1,908	622	313	2,843

Number of
trainees	50	20	11	81

Men (in %)	40	10	36	32

Women (in %)	60	90	64	68

The Group devoted a total of EUR 13,719 to integrating the disabled into the workforce and currently employs one disabled person. The company also contributed EUR 62,575 to the workers council.

1.2 Environmental information

Energy consumption during the year was 1,692,979 KWH, corresponding to the corporate head office’s needs.

The amount of water used during the same fiscal year amounted to 1,093 cubic meters and is supplied by the local water department.

2. Issued Capital

As of August 31, 2004, the issued capital of Sodexho Alliance totaled EUR 636,105,652 comprising 159,026,413 shares at 4 euro per share. As of August 31, 2003, issued capital totaled EUR 636,086,260.

2.1 Changes in capital

(1)	Warrants

Pursuant to the May 21, 1996 decision of the Board of Directors, the Group issued 400,000 warrants with subscription rights for Sodexho Alliance shares to expire on June 7, 2004.

Following changes to the share capital between 1997 and 2001, each warrant offered a right to subscribe to 16.66 shares at the price of EUR 412.

During fiscal 2004, 291 warrants were exercised and 4,848 shares were issued.

On June 7, 2004, the market price for the shares was inferior to the subscription price, and therefore 374,482 warrants were not exercised, and there was no corresponding increase in share capital.

(2)	Management stock options

As of August 31, 2004, there were no employee stock subscription options outstanding.

As of the same date, 5,669,293 employee stock purchase options were outstanding, representing an aggregate amount of EUR 178,897,891.

(3)	Significant equity interests

As of August 31, 2004, Bellon S.A. held 38.53% of the issued capital of Sodexho Alliance in comparison to 38.63% held on August 31, 2003 and Sofinsod, a wholly-owned subsidiary of Sodexho Alliance, held an 18.5% direct interest in Bellon S.A.

As of August 31, 2004, two companies had declared to Sodexho the following holdings:

• Caisse des Dépôts et Consignations (As of August 31,2004 owned 4.69% of outstanding shares and 6.26% of voting rights)

• Arnhold and S. Bleichroeder, on behalf of several funds it manages, including First Eagle Funds, Inc. (As of August 31, 2004 owned 4.50% of outstanding shares and 4.29% of voting rights. As of October 27, 2004 they held 8,355,450 shares representing 5.25% of outstanding shares and 5.01% of voting rights).

Employee share ownership, at the end of the fiscal year, represented 1.70% of the Group’s capital.

(4)	Company share repurchase program

The Annual Meeting of Shareholders of February 4, 2003 authorized the Board of Directors to effect a stock repurchase program, based on the prospectus issued on January 14, 2003 and approved by the Commission des Opérations de Bourse under number 03-007. Pursuant to this authorization, 80,000 shares were repurchased at the average price of EUR 22.935 between October 8, 2003 and October 17, 2003.

The Annual Meeting of Shareholders of February 3, 2004 authorized the Board of Directors to effect a stock repurchase program, based on the prospectus issued on January 14, 2004 and approved by the Autorité des Marchés Financiers under number 04-025. Pursuant to this authorization, 705,750 shares were repurchased at the average price of EUR 21,398 between May 6, 2004 and August 20, 2004.

Thus in total, during the year, the company acquired 785,750 shares at the average price of EUR 21.555, representing 0.5% of issued capital as of August 31, 2004. The company released 4,150 shares as ADRs (American Depositary Receipts) as part of the stock option plan for employees of Sodehxo, Inc.

The Board will ask shareholders at its next meeting to give it an 18-month authorization to repurchase the company’s shares on the open market subject to compliance with the law and the following specific limits:

Maximum purchase price:	40 euro
Maximum number of shares:	10 % of issued capital

Shares purchased under this authorization may be:

•	Used to assure market liquidity by an independent intermediary pursuant to a Liquidity Contract.
•	Used to optimize management of the Company's assets and finances.
•	Transferred to employees of the Group exercising their stock purchase options.
•	Granted to senior managers, as compensation, based on their performance.
•	Exchanged for other securities, in particular in conjunction with acquisitions or the issue of share equivalents.
•	Canceled, held, sold, contributed or transferred.

2.2   Acquisition of equity interests

There were no significant acquisitions of equity interests in new companies during fiscal 2004.

2.3 Dividends

On August 31, 2004 a total of 159,026,413 shares carry dividend rights.

Based on an increase in fiscal 2004 net income of 13% and confirmation of the Group’s excellent cash generating model, the Board of Directors has recommended paying a dividend of EUR 0.70 per share, equivalent to a 15% increase over fiscal 2003’s dividend. This would be a total distribution of EUR 111,318,489.

Subject to receiving shareholder approval at the Shareholder Meeting on February 8, 2005, the dividend will be paid on March 4, 2005.

Pursuant to article L 223-16 of the Commercial Code, the table below shows dividend payments for the last four years, as well as the recommended dividend for fiscal 2004.

	(1) Fiscal 2004	Fiscal 2003	Fiscal 2002	Fiscal 2001	(2) Fiscal 2000

Number of shares outstanding	159,026,413	159,021,565	159,021,416	158,945,502	134,350,116

Dividend per share, before tax credit (in euro)	0.70	0.61	0.61	0.56	0.56

Tax credit (in euro)	-(3)	0.305	0.305	0.28	0.28

Dividend per share
including tax credit (in	0.70	0.915	0.915	0.84	0.84
euro)

Closing share price on the last trading day in November following the fiscal year-end (in euro)	21.58	24.04	26.00	45.70	50.40

(1)	Dividend subject to shareholder approval at the Annual Meeting on February 8, 2005
(2)	Adjusted for the March 7, 2001 four-for-one stock-split.
(3)	Pursuant to Article 93 of the law 2003-1311, dividends distributed after January 1, 2005 do not give a right to a tax credit.

2.4 Sodexho Alliance S.A. financial results

For the year ended August 31, 2004, Sodexho Alliance S.A. had net income of EUR 87,490,294.00

Income appropriation

Net income for the year	EUR	87,490,294.00

plus retained earnings brought forward from prior year	EUR	686,229,882.35

Total to be appropriate	EUR	773,720,176.35

Recommended appropriations:

* Transfer to the legal reserve	EUR	1,939.00

* Net dividend	EUR	111,318,489.10

(to be paid on the 159,026,413 shares outstanding, representing a dividend per share of EUR 0.70)

* Retained earnings	EUR	662,399,748.25

2.5	Re-election of members of the Board of Directors

The terms of the directorships of Mr. Jeanbart, Mr.Périgot, Mr. de Royère and Mr. Tompkins are due to expire at the Shareholders Meeting on February 8, 2005.

Mr. de Royère has announced that he does not wish to renew his mandate. The Board formally thanks him for the value of his contributions to the Group since 1996 and particularly for his guidance in the creation of and leadership of the Audit Committee.

The Board will propose at the Shareholders Meeting, following the recommendations of the Nominating Committee

To re-elect Mr. Jeanbart, Mr. Périgot and Mr. Tompkins for 3 year terms to end at the Shareholders Meeting to close the accounts of fiscal year 2007.

To elect Ms. Bellinger, Mr. Baconnier and Mr. Thompson as new directors, for three year terms to end at the Shareholders Meeting to close the accounts of fiscal year 2007. This reflects the Board’s desire to expand its composition to better reflect the Group’s international presence and to integrate new skills . (1)

Subject to approval by the shareholders at the Shareholders Meeting of February 8, 2005, the Board of Directors will increase from 12 to 14 members:

Pierre Bellon	Charles Milhaud
Rémi Baudin	François Périgot *
Astrid Bellon	Robert Baconnier *
Bernard Bellon	Nathalie Szabo
François-Xavier Bellon	Mark Tompkins *
Sophie Clamens	Patricia Bellinger *
Paul Jeanbart*	Peter Thompson *

*	Independant Director

(1) The Curriculum vitae of the proposed candidates are found on page 95 .

–	Six members, instead of four will be qualified as independent by the Nominating Committee
–	There will be four foreign nationals, instead of two :
	–	Two Americans
	–	One Canadian
	–	One British citizen

2.6 Renewal of Auditors

The terms of the auditors PriceWaterhouse Coopers and the alternate, Patrick Frotiée are due to expire at the Shareholders Meeting scheduled for February 8, 2005.

Following the recommendations of the Audit Committee, the Board of Directors will propose to the Shareholders that these terms should be extended for an additional 6 years, to expire at the Shareholders Meeting to close the accounts of fiscal year 2010.

Outlook

On the basis of current information, the Board has confirmed the following objectives for fiscal 2004-2005 :

  a continuation of organic growth in revenues at a pace equivalent to that of fiscal 2003- 2004;
  an increase in EBITA, excluding currency effects, of around 5%;

Over the longer term, the outlook remains good since the potential market to conquer is considerable.
This growth potential is estimated at more than EUR 380 billion, including EUR 110 billion in food services and EUR 270 billion in other services.

We are aware that for the past three years our results have not matched our ambitions. In order to take advantage of the considerable growth potential in our markets and to give a new dynamism to the Group, we launched a Group-wide project Ambition Sodexho 2015 and asked 350 managers: “What do you want Sodexho to be in 10 years?’’. Two strong observations emerged from the working groups in the five continents , and which are set to continue into the future:

-	First, there is a strong level of support for the Group’s values, as evidenced by 93% of the managers interviewed.
-	Second, while there is a commitment to the company, there is a strong expectation for change in the Group’s operating methods.

The Group’s strategic plan adopted by our Board of Directors on September 14, 2004 included several suggestions proposed by the Ambition Sodexho 2015 working groups. This strategic plan contains 5 major axes:

1. Adherence to Values

Sodexho’s values lie in service to our clients, our employees and our shareholders.
Our mission is to improve the quality of daily life.
Our core values are service spirit, team spirit and spirit of progress.
We set out to contribute to the economic growth and social development of the countries in which we operate.

In addition to these values that we defined when Sodexho was created in 1966, we added a Charter of Ethical Principles, signed by the 20 senior managers of the Group in November 2003. This Charter sets out four ethical principles:

-	Loyalty shared among our stakeholders,
-	Respect for people and equal opportunity,
-	Transparency, and
-	Business integrity.

All Sodexho managers must prove their absolute adherence to these values through their daily conduct.

2. Accelerate profitable organic growth

For the past three years, our major competitors have experienced organic revenue growth higher than ours, but at a price that does not always allow them to keep the promises made to their clients. We do not want to win market share at such a price, even if this has sometimes been the case for us too. Accordingly, we have made the choice of Right Client, Right Terms ®, to allow us to establish long term partnerships.

We believe that we can reach an organic revenue growth objective of approximately 7% in three years, provided that we implement the following five actions:

1.	Improve client retention; to do this we are in the process of rolling out to all our segments and all our countries, an initiative started in Healthcare in the U.S. called Clients for Life®, which is beginning to bear fruit.
2.	Revamp our food offer by reducing the number of internal brands and by more rapidly developing those that are most successful and profitable.
3.	Develop our multiservice offer more quickly than we have in the past.
4.	Increase our Service Card and Voucher activity more than 10% each year.
5.	Create a Group Sales function, to energize, coordinate, motivate, and professionalize our sales teams, as well as to obtain a larger number of international contracts.

3.  Improve our management

Sodexho’s strategy is to select activities and services that are not capital intensive but that are people intensive. It is therefore critical for us to anticipate our human resource needs.

During his many years as the head of the Group, Pierre Bellon has made the following observations:

“The profitable growth of a site, a region, a division, a subsidiary or a zone is directly proportional to a manager’s ambition and desire to improve revenues and results, as well as his or her courage and competence. There is no more profitable investment than that of a good manager. On the reverse side, the more senior an incompetent manager is in an organization, the more he or she can cost the company.”

With our Group Presidents and Chief Operating Officers, Michel Landel and Jean-Michel Dhenain, we have decided to implement a simple action plan:

1.	To support the development of leaders through internal promotion or through high level external recruitments (including five in the current year).
2.	To terminate those who cannot perform.
3.	To create within the Group’s Human Resources Department a director for managerial development.
4.	To pursue the internationalization of our support function teams.
5.	To create a Sodexho school of management.

4.   Improve our operations and our operating margin

We must focus our efforts in four particular areas:

1.	To return our margins in the United Kingdom to an operating margin similar to that of other Group companies within three years.
2.	To improve our procurement practices in order to improve our competitiveness by obtaining a reduction in our supply costs within four years.
3.	To reduce our overhead and administrative expense, excluding client retention and development expenses, by an amount equal to 0.6% of our revenues in four years.
4.	To develop synergies within the Group, particularly between food and management services and Sodexho Pass.

5.    Strengthen the role of the Board of Directors and Reinforce Internal Controls

The President has reported separately on the workings of the Board and internal controls. His report which will be presented to the Annual Shareholders Meeting on February 8, 2005 describes the Group’s existing internal control procedures as of November 16, 2004. The reinforcement of internal controls remains a priority for the Group in the years to come.

In addition, as indicated above, we will propose to the shareholders an enlargement of the composition of the Board of Directors.

For each of the five major axes of the Group’s strategic plan, we have developed action plans, allocated responsibilities and developed time lines for implementation.

In conclusion, and in confirming this strategy, we have four key strengths:

  A considerable growth potential
  The commitment of our employees to our values
  A global network
  An excellent financial model, which we believe to be better than that of our competitors.

In order to restore shareholder value we have full trust and confidence in our senior management who must adapt our management methods and implement the five major axes of our strategic plan.

The Board of Directors would like to thank our clients for their continued trust, our people who maintain their professionalism and efficiency every day to ensure our success around the world, and our shareholders for their loyalty.

The Board of Directors

SUPPLEMENTS TO THE BOARD REPORT

1.   CHAIRMAN'S REPORT
      on the internal procedures of the Board and on the Group’s internal controls

“The following report on the procedures for preparing meetings and decisions of the Board and on the Company's internal control procedures has been prepared in accordance with Article L.225-68, paragraph 6, of the French Commercial Code, as amended by the Financial Security Act of August 1, 2003.”

1)   Description of the Group

a) Business

Sodexho Alliance has two main activities, Food and Management Services and Service Vouchers and Cards.

The Food and Management Services activity is organized by geographic area, as follows:

-	North America
-	Continental Europe
-	United Kingdom and Ireland
-	Rest of the World (including South America, Asia/Australia and worldwide Remote Site Management activities)

The service Voucher activity together with each geographic area within Food and Management Services comprise the Group’s Business Units.

b)   Organization

Sodexho Alliance is led by a Board of Directors whose Chairman, Pierre Bellon, is also the Group’s Chief Executive Officer.
The Chairman and Chief Executive Officer is assisted by two Presidents and Chief Operating Officers:

  Jean-Michel Dhenain, Group President and Chief Operating Officer for the Food and Management Services activity in Continental Europe, South America and Asia/Australia.

  Michel Landel, Group President and Chief Operating Officer for the Food and Management Services activity in North America, the United Kingdom and Ireland, as well as for Remote Site Management.

The three-member senior executive team is supported by an Executive Committee, which meets once a month. As the lynchpin of the company's management structure, the Executive Committee is responsible not only for discussing and developing strategies to be recommended to the Board of Directors, but also for monitoring implementation of these Board-approved strategies. The Executive Committee tracks the performance of the various operations and assesses opportunities as well as the related risks.

The Group also has a 20-member Operational Committee consisting of the Group‘s principal operating managers.

c) The Board of Directors

The Board of Directors is comprised of twelve members, including one Canadian and one British Director.

Directors are chosen for their ability to act in the interests of all shareholders, in addition to their expertise, experience and understanding of strategic challenges in markets where the Group operates.

Candidates for election to the Board are selected with the aim of reflecting, as closely as possible, the geographic breakdown of the business. The Group also strives to include individuals with different technical skills and knowledge of the Group’s activities.

At the present time, the term “independent director” does not have a legal definition in French law According to the Bouton report, "A director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment".

In the spirit of this definition, the Board of Directors considers that all of Sodexho Alliance’s directors are independent. This is because the Board is a cohesive authority that collectively represents all of our shareholders and requires each Director to act in all circumstances in the interests of all of our shareholders and in the interests of our business.

Nonetheless, in order to conform to other definitions, the Nominating Committee periodically submits list of independent directors to the Board.

Directors are elected for three-year terms.

Members of the Board of Directors as of August 31, 2004		First	Term
		elected	expires

Pierre Bellon	Chairman	Nov. 14, 1974	2007
Rémi Baudin	Vice Chairman	Feb. 25, 1983	2007
Astrid Bellon	Member of the Executive Board, Bellon SA	July. 26, 1989	2007
Bernard Bellon	Chairman, Finadvance	Feb. 26, 1975	2006
François-Xavier Bellon	Member of the Executive Board, Bellon SA	July. 26, 1989	2007
Sophie Clamens	Chairman of the Executive Board, Bellon SA	July. 26, 1989	2007
Paul Jeanbart*	Chief Executive Officer, Rolaco	Feb. 13, 1996	2005
Charles Milhaud	Chairman of the Executive Board, CNCE	Feb. 04, 2003	2006
François Périgot*	Chairman of MEDEF International	Feb. 13, 1996	2005
Edouard de Royère*	Honorary Chairman, L’Air Liquide	Feb. 13, 1996	2005
Nathalie Szabo	Member of the Executive Board, Bellon SA	July. 26, 1989	2007
Mark Tompkins*	Corporate Director	Feb. 05, 2002	2005

*Directors described as independent by the Nominating Committee during fiscal 2003-2004.

Together, Board members directly own less than 0.5% of the Company’s issued capital.

2)   Operating Procedures of the Board of Directors

In addition to the Group’s bylaws, the Board of Directors is governed by the Board’s Internal Rules that establish its mission, set the number of Board members, define the Directors' responsibilities, determine the number of Board meetings, and define the allocation of Directors’ fees. These rules also establish the policy for issuing guarantees, set evaluation criteria for the Board’s operating procedures and define the authority delegated to general management.

a) Mission of the Board of Directors

The Board of Directors is responsible for defining the Group’s strategy and appointing corporate officers who will manage the company in accordance with this strategy, directing management, reviewing internal control procedures and monitoring the quality of information provided to shareholders and financial markets through financial statements or during major transactions.

As required by law, the Board finalizes the Group’s financial statements, proposes dividends, approves investments and establishes financial policies.

Senior management regularly informs the Board of the resources used in their respective businesses and action plans developed to meet the Group’s objectives.

The Group’s financial statements are reviewed during in-depth meetings attended by the entire Board, with the participation, when necessary, of the Group’s senior management and finance directors, internal auditors and the external auditors.

At least three days before each Board meeting, each Director receives detailed briefing books about the items to be discussed at the meeting, so that he or she may review the issues and, if necessary, seek further information or explanations.

Finally, the Board is regularly informed of shareholders questions, comments or criticism, no matter how the information is received by the Group.

The Board met eight times during fiscal 2003-2004, which exceeds the minimum of four meetings a year. The average attendance rate was 91%. Following is information pertaining to the fiscal 2004 Board meetings.

Date		Main agenda items	Attendance
			rate

September 16, 2003	-	Fiscal 2003 estimated results	83%
	-	Approval of the fiscal 2004 budget

November 2, 2003	-	Approval of the fiscal 2003 consolidated financial statements	92%
	-	Calling of the Annual Shareholders' Meeting

January 12, 2004	-	Agreement concerning a shareholder proposal for the presentation of a resolution at the Annual Shareholders' Meeting to reduce the qualifying period for double voting rights	100%

January 20, 2004	-	Adoption of a new stock option plan	100%

February 3, 2004	-	Review of revenues for the first four months of the fiscal year	100%
	-	Review of the Service Vouchers and Card organization

February 3, 2004	-	Nomination of the Chairman following his re-election to the Board	100%

May 4, 2004	-	Approval of the consolidated financial statements for the first half of fiscal 2004	75%
	-	Review of estimated results for the 2004 fiscal year
	-	Review of the United Kingdom operations

Date		Main agenda items	Attendance
			rate

	-	Assessment of the Board's procedures

May 31, 2004	-	Review of U.S. operations	75%

b) The Director’s Charter

Each Director must personally own at least 400 Sodexho Alliance shares.

Directors are required to disclose to the Board all actual or potential conflicts of interest and must abstain from voting on such matters.

All unreleased information that Directors receive in the course of their duties is considered confidential. In addition, Directors are prohibited from trading in Sodexho Alliance securities during the three months immediately preceding the Board meeting scheduled to close the interim or full-year accounts.

Twice each year, directors are required to disclose to Sodexho Alliance all of their transactions in the company’s shares during the previous six months.

Except in the case of force majeure, all Directors must attend the Annual Meeting of Sodexho Alliance Shareholders.

c) Board Committees

To support its decision-making process, the Board has created three committees:

➢	The Audit Committee is comprised of at least three members, chosen from among the independent Directors.

As specified in its Charter, the Audit Committee is responsible for ensuring that the Group's accounting policies are appropriate and are applied consistently, following efforts made to reinforce internal controls, and periodically reviewing senior management’s reports on risks facing the Group.

The Committee reviews proposals for audit services and recommends candidates for appointment as external auditors at the Annual Shareholders' Meeting. It also reviews the annual fee budgets for the Group's auditors and the auditors of all subsidiaries, and obtains assurance of the auditors' independence.

The Committee reviews proposals for audit services and recommends candidates for appointment as external auditors at the Annual Shareholders' Meeting. It also reviews the annual fee budgets for the Group's auditors and the auditors of all subsidiaries, and obtains assurance of the auditors' independence.

To fulfill its role, the Committee consults and obtains information from the Financial and Legal Departments, the Internal Audit Department and the external auditors. It may also make enquiries of any other Group employee and seek advice from external experts.

Pierre Bellon, Chairman and Chief Executive Officer of the Group, and Siân Herbert-Jones, Chief Financial Officer, are regularly invited to attend Audit Committee meetings to discuss their activities and answer the Committee's questions.

In fiscal 2004, the Committee was chaired by Edouard de Royère*, in his capacity as a Financial Expert. Other members included Mark Tompkins* and Paul Jeanbart*. While not members of the Committee, Sophie Clamens and Rémi Baudin were invited to attend all of its meetings.

The Committee met seven times during the fiscal year to discuss such issues as:

	-	The fiscal 2004 Internal Audit Plan
	-	The Group’s principle accounting policies
	-	The impact of IFRS on the Group’s consolidated financial statements
	-	The Group's finance department’s organization
	-	Hiring of a Senior Vice-President, Internal Audit
	-	The status of the "Clear" project to assess existing internal control procedures
	-	Renewal of directors' and officers’ liability insurance

The Audit Committee also reviewed the financial statements of the company and the Group for fiscal 2002-2003 and the interim financial statements for the first half of fiscal 2003-2004. It approved the engagements and fee budgets of the Statutory Auditors for the Company and its subsidiaries related to the audit of the fiscal 2003-2004 consolidated financial statements. It also approved in advance all other non-audit engagements performed by the Group's auditors and their affiliates.

➢	The Nominating Committee has at least three members.

As defined in its charter, the Nominating Committee examines the Chairman’s proposals and prepares recommendations to present to the Board concerning:

	-	The appointment of:
		-	Directors
		-	The “Directeur Général” (Chief Executive Officer) and, if necessary, “Directeurs Généraux Délégués” (Chief Operating Officers)
		-	Members of the Group Executive Committee.

	-	Succession plans for key Group executives.

It also keeps an up-to-date, confidential list of potential replacements in case a position suddenly becomes vacant.

The Committee reviews the nomination of Directors prior to their election to the Board, and at any other time other matters pertaining to the Board’s composition and directors' independence.

In fiscal 2003-2004, the Committee was chaired by François Périgot*. Other members included Nathalie Szabo, Pierre Bellon, Edouard de Royère* and Rémi Baudin.

During the fiscal year, the Nominating Committee met three times to review matters such as Mr. Pierre Bellon’s succession, the assessment of directors’ independence and the recommendations for the appointment of new Directors.

*Directors described as independent by the Nominating Committee during fiscal 2003-2004.

➢	The Compensation Committee has at least three members.

As defined in its charter, the Compensation Committee proposes compensation packages for corporate officers and recommends executive compensation and performance-based incentive policies, including stock option plans for senior executives.

In fiscal 2003-2004, the Committee was chaired by Rémi Baudin. Other members included Pierre Bellon, Bernard Bellon, Edouard de Royère* and François Périgot*.

The Committee met twice to provide the Board with recommendations concerning the feasibility of introducing a new International Employee Savings Plan, the implementation of a new stock option plan and its rules, and compensation packages for the Chairman and Chief Executive Officer and the Group Presidents and Chief Operating Officers.

d) Allocation of Directors’ Fees

In accordance with the Board of Directors' Internal Rules, directors' fees are allocated as follows:

-	Each Director receives a fixed fee, plus a variable fee based on his or her attendance at Board meetings.

-	Members of Committees of the Board are paid a fixed fee equal to one-third of their fixed fee as a Director, plus a variable fee based on his or her attendance at Committee meetings.

In fiscal 2003-2004, payments were allocated as follows:

-	EUR 10,000 fixed fee paid to each Director
-	EUR 1,000 per Board meeting attended by the Director
-	EUR 3,300 fixed fee paid to each member of a Committee of the Board
-	EUR 400 per Committee meeting attended by the member.

For fiscal 2004, an aggregate EUR 270,400 in Directors’ fees was allocated to members of the Board, out of a total EUR 300,000 approved by shareholders.

e) Evaluation of the Board of Directors’ Operating Procedures

In accordance with its Internal Rules, the Board of Directors has performed an evaluation of its operating procedures. The evaluation was carried out by one of the Board members during fiscal 2004 based on a questionnaire completed by each Director. The results were submitted to the Chairman who presented them to the Board at a meeting held on May 4, 2004. After discussing the findings, the Board decided to make certain improvements to its Internal Rules. In particular, the Board decided to clarify the rules governing the holding of meetings, provide for the organization of meetings with members of Group management and meetings on specific topics in addition to scheduled Board meetings, and to define in more detail the role and procedures of the Committees of the Board.

f) Changes in the Board of Directors to be recommended at the Annual Shareholders' Meeting of February 8, 2005

At its meeting on November 16, 2004, the Board of Directors decided to recommend to the next Shareholders' Meeting:
-	The re-election of Paul Jeanbart, François Périgot and Mark Tompkins as Directors
-	The election of Robert Baconnier*, Patricia Bellinger* and Peter Thompson* as new Directors.

Subject to these recommendations being adopted at the February 8, 2005 Shareholders' Meeting, the Board of Directors will be comprised of 14 members, including:
-	Six members qualified as independent by the Nominating Committee
-	Four foreign nationals:
	-	Two Americans
	-	One Canadian
	-	One British person.

The members of the Committees of the Board will be as follows:

-	Audit Committee:
Robert Baconnier (Chairman), François Périgot and Mark Tompkins
-	Nominating Committee:
François Périgot (Chairman), Patricia Bellinger, Nathalie Szabo, Rémi Baudin and Pierre Bellon
-	Compensation Committee:
Rémi Baudin (Chairman), Patricia Bellinger, Bernard Bellon and Pierre Bellon.

*Further information on the candidates proposed for nomination as Directors can be found on page 95.

3)   Internal control procedures

a) General organization of internal controls

The system of internal controls is based on the Group’s values and policies, as defined by Sodexho Alliance senior management, which are implemented by each subsidiary taking account of local factors.

The Group’s principal internal control objectives are :

-	To ensure that management decisions, the way in which the Group does business, and all actions by employees are consistent with the strategies and policies decided by the Board of Directors, applicable laws and regulations and the Group’s internal policies and procedures.

-	To provide assurance that accounting, financial and management information submitted to the Board of Directors and the financial markets gives a true and fair view of the Company's operations and financial position, as well as a reasonable assessment of any risks or potential risks that may be incurred by the Group.

The Group’s control environment is based on certain fundamental principles that are included in documents distributed to managers and their teams.

The members of the Executive Committee and Operational Committee have all signed the Sodexho Alliance Ethical Principals and Sustainable Development Contract. In so doing, they have made a commitment to loyalty, respect for others, transparency, and business integrity. They have also agreed to ensure that these principles are followed within their organizations.

To underscore the importance of Sodexho's commitment to transparency and compliance with all applicable regulations, the Board of Directors has also adopted a Code of Conduct for Senior Managers.The members of the Executive and Operational Committees and the Company's principal finance executives have formally signed the Code and made a commitment to adhere to its principles.

The Group has longstanding, detailed policies designed to ensure that risks are assessed and managed at appropriate levels within the organization.

The Group Policy Manual is widely distributed within the organization and can also be accessed on the Group’s intranet. The policies cover the Group's strategic choices and applicable guidelines in such areas as human resources, finance and information systems.

In the area of Human Resources, the Group's senior management has developed executive selection and development policies applicable to the executives who are members of the Management Committees of the Group's primary subsidiaries. They reflect the Group's commitment to promoting equal opportunities and cultural diversity at each level of the organization. The policies provide a framework for the organization of management structures, recruitment, training, succession planning and the determination of the fixed and variable components of management compensation.

The Group's Financial Policies state that Sodexho Alliance has chosen to operate in activities that require little or no investment to support organic growth and generate significant amounts of cash.

These policies establish the rules to be applied in such areas as capital expenditure approvals, measures to reduce working capital, cash management and the distribution of subsidiaries' profits. They are intended to ensure that the financial aspects of business growth are properly managed and also to allow for the generation of sufficient cash to service debt and pay dividends to shareholders.

The policies also address the need to keep proper accounting records and to set up procedures to improve the reliability of financial projections. They stipulate that the head of each unit within the Group is personally responsible for all information produced within his or her sphere of responsibility, including projections and forecasts. Each manager must ensure that financial informatio is accurate and is produced and distributed in accordance with the Group's reporting timetable, that his team is fully aware of this obligation and that the necessary controls are in place to fulfill these objectives.

Compliance with reporting deadlines and the quality and reliability of the related information are taken into account in assessing the performance of managers, particularly the Managing Directors and Finance Directors of the Group’s subsidiaries.

External financing decisions are made by the Group's Chief Financial Officer, the Chairman and Chief Executive Officer and/or the Board of Directors, depending on the amount involved. The Group's financial policies are designed to preclude any speculative positions being taken in connection with financing and cash management activities.

In addition, these policies stipulate the following:

-	Substantially all borrowings must be made at fixed rates of interest or converted to fixed rates using hedging instruments

-	Currency risks on Group borrowings and loans to subsidiaries in foreign currencies must be hedged.

A description of all planned derivatives transactions, backed by detailed financial and economic analyses, must be submitted for approval to the Chairman and Chief Executive Office, the Chief Financial Officer and, as appropriate, the Board of Directors. Information about the Group’s current usage by the Group of interest rate and currency instruments is provided in the notes to the consolidated financial statements.

The Information Systems and Technologies Department has developed policies and procedures to promote synergies, reduce costs and help guarantee the consistency of system developments. The Department is involved in various projects to improve visibility concerning investments and their business rationale, as well as to optimize information system efficiency.
An Information Systems and Technologies Governance Committee has created project management guidelines, service provider requirements (service contracts, outsourcing, etc.), security standards and contingency plans.

In addition to promoting these principles and policies, senior management sends Management Updates to the Group's leading executives following certain meetings of the Executive Committee, Operational Committee and Board of Directors. The purpose of these letters is to ensure that the executives concerned clearly understand the Group’s strategies and priority areas for improvement.

The most recent Management Updates discussed certain new priorities, such as:

-	Improving client retention by implementing tried and tested initiatives.

-	Containing operating costs, for example by reducing the costs of corporate structures, optimizing procurement and purchasing processes and leveraging synergies between the Group's two core activities.

These principles and policies are also supported by Job Descriptions, Annual Objectives and clearly defined Internal Delegations of Authority, which are reviewed annually and formally communicated to managers by their superiors. The delegations of authority concern employee, marketing, environmental and financial issues.

Following are examples of our delegations of authority:

-	All significant new contracts must be approved by a member of the Executive Committee.

-	Development projects involving capital expenditure, expenses or commitments in excess of €350,000, proposals to set up new subsidiaries or joint ventures and partnership agreements must be reviewed by the Investment Committee, which comprises members of the Executive Committee.

-	Disposals of items of property, plant and equipment or intangible assets with an individual value of more than €350,000 must be approved by a member of the Executive Committee.

-	All international purchasing contracts must be approved by the Group Senior Vice President, Procurement.

-	The Chairman and Chief Executive Officer, by delegation from the Board, has the sole authority to issue financial guarantees and performance bonds on behalf of Sodexho Alliance. Guarantees issued by subsidiaries must be authorized in advance by the Group’s Chief Financial Officer.

-	The choice of local banking partners must be approved by the Group’s Chief Financial Officer.

Delegations of authority generally correspond to the managers' responsibility for meeting the targets set in the 3-year Plan and the annual Budget, which must comply with the Group’s overall policies.

The Group’s strategy and targets are discussed each year during the preparation of the three year plan. The purpose of this three-year plan is to determine the potential offered by each Company unit and the resources needed to help it fulfill its potential as efficiently as possible. The process includes defining the unit's strategic medium-term goals and allocating the necessary resources to meet them, based on discussions between the Executive Committee and the operating units.

The 3 year Plan and related action plans are incorporated into a Budget which is submitted to the Board of Directors for approval. Financial data for the first year of the Plan generally represents the Budget for the next fiscal year.

The managers responsible for each budget have authority to accept and approve all operating costs corresponding to their approved budget.

The three year Plan includes operational performance indicators and contributes to the decision-making process. These indicators are used to measure performance at each level of the organization.The Strategic Planning Department is responsible for the coordination, sharing of expertise and the regular monitoring of action plans and operational performance indicators using a scorecard.

The Group’s Legal Department and the local Legal Directors must accompany line personnel in their work. Local legal teams are responsible for monitoring compliance with the law, for ensuring that contract negotiations are conducted on a balanced basis, that risks are confined to non-compliance with contractual service obligations and are limited in terms of both value and duration, that appropriate insurance cover has been taken out and that all other appropriate measures have been taken to protect the Group's interests.

The Group’s Internal Audit Department independently reviews the effectiveness of internal control procedures, recognizing that any control, however well designed and strictly implemented, can provide only reasonable assurance and not an absolute guarantee.

The Group’s Internal Audit Department reports to the Chairman and Chief Executive Officer, in order to assure its independence within the organization. It performs internal audits of the various Group entities based on a plan defined by the Group’s senior management and approved by the Audit Committee.

The responsibilities of the Internal Audit Department include:

-	Ensuring that delegations of authority and procedures have been established and communicated to managers throughout the organization and verifying that they are properly implemented.

-	Participating in the evaluation of the subsidiaries' internal control procedures, recommending action plans to remedy identified control weaknesses and auditing implementation of these recommendations .

The principle audits identified in the Internal Audit Plan approved by the Audit Committee at the beginning of fiscal 2004 have been performed. During the fiscal year, the Internal Audit Department, which comprises an average of twenty internal auditors, completed audits of approximately forty subsidiaries in twenty countries. At the end of the fiscal year, a new Head of Internal Audit was appointed.

The Internal Audit Department coordinates the mandates given to the external auditors. It also reviews the external auditors' annual fee budgets (for both statutory audit work and other engagements), prior to their approval by the Audit Committee. Each year, the external auditors determine along with the Group Finance Department and the Internal Audit Department the audit instructions sent to the auditors of the Group’s subsidiaries.

b)	Description of internal control procedures for the preparation of accounting and financial information

The Group’s Finance Department is responsible for the reliability of financial and accounting information and also for managing financial risks, by periodically updating the risk matrix presented to the Audit Committee.

Procedures covering the production and analysis of financial information have been established at the operating level and within the subsidiaries' finance departments.

Based on data reported by each unit, the subsidiaries' finance departments prepare:

-	Monthly income statements (year-to-date) and balance sheets, together with forecast income statement and balance sheet data for the full year.

-	Quarterly income statements (year-to-date), balance sheets and cash flow statements.

-	Semi annually, financial statements as at 28 February, income statements, balance sheets and cash flows reflecting the six months performance. The external auditors perform a limited review of the half-yearly financial statements of the significant subsidiaries.

-	Annual financial statements prepared in accordance with local generally accepted accounting principles, together with a consolidation package consisting of financial statements presented in accordance with Group accounting policies. The Finance Directors of each Business Unit sign off on the consolidation package and the local external auditors issue an opinion on the package as part of their audit engagement. The approved packages are submitted to the Group Finance Department.

Each finance department prepares a monthly analysis of variances between budgeted and actual results, together with an estimate of the impact on results for the year. The analysis is presented to the Managing Director and corrective action is taken at the appropriate level. These results and variance analyses are submitted to the Group Finance Department in the form of a Monthly Reporting Package, for review and consolidation.

The Group's Chief Financial Officer presents the actual monthly and year-to-date results, as well as the revised annual forecast to the Executive Committee at its monthly meeting.

In addition, Quarterly Reviews are performed with each Business Unit to enable members of the Executive Committee, with the assistance of the Business Unit’s Managing Directors and Finance Directors, to assess ongoing performance issues and trends.

The Group Finance Department ensures that the accounting policies applied by subsidiaries comply with Group policies. In addition, with the assistance of the subsidiaries’ financial controllers, the Group Finance Department performs analytical reviews to assure the consistency of the Group's financial information.

Statutory consolidated financial statements are produced quarterly.

At the end of each quarter, instructions are sent to the subsidiaries’ finance directors with the list of schedules to be included in the consolidation package, standard assumptions to be applied, specific issues to be considered and the detailed reporting timetable. Various aids are available on the Finance Department intranet, including manuals on accounting policies and consolidation as well as the Group’s chart of accounts.

The subsidiaries’ consolidation packages include financial statements presented in accordance with Group accounting policies, analyses of account balances and variances and data for inclusion in the notes to the first-half fiscal year consolidated financial statements. The year-end consolidation package includes the information necessary to prepare a reconciliation of the Group’s financial statements to US GAAP.

The audit instructions issued each year by the Group auditors, with the agreement of the Group Finance and Internal Audit Departments, describe areas requiring specific attention during the audit. At the end of the year, all the audit issues reported by the local auditors, after being reviewed with the management of the audited subsidiary, are discussed during a meeting between the Group’s Finance Department and the outside auditors. A summary of audit issues is then presented to the Audit Committee.

The Group has also established up procedures to obtain assurance concerning the accuracy, of Off-Balance Sheet Commitments. These procedures include:

•	Periodic reviews of the minutes of subsidiary Shareholders' Meetings and Board Meetings pertaining to contractual commitments, claims and litigation, approvals and asset disposals.

•	Review meetings with risk managers and the agents and brokers representing the insurance companies with which the Group has taken out insurance for risks related to contingent obligations.

•	Reviews of surety agreements and other guarantees, conducted with banks and other financial institutions.

•	Reviews of litigation and other proceedings, including estimates of the related contingent liabilities, conducted with internal and external legal advisors.

•	Reviews of related party transactions concerning guarantees and other commitments given or received.

Each subsidiary whose financial statements are included in the Sodexho Alliance consolidated financial statements is required to provide a comprehensive list of its off-balance sheet commitments.

The Group's senior management, assisted by the Group Finance Department, prepares financial communications based on the information provided in the monthly reporting packages and the consolidation packages, together with the operating information required to prepare the Annual Report in France and Form 20-F in the United States.

To enable senior management to publish information that provides a true and fair view of the Company's financial position, financial communications are reviewed by the Disclosure Committee which comprises members of various Group departments.

c)	Assessment of internal control procedures

The internal control procedures described above and established by the Group's senior management form one part of the Group’s approach to identify, evaluate and manage the Group’s risks.

During fiscal 2003-2004, the Group further reinforced its control activities by launching a Group-wide initiative, known internally as CLEAR (Controls for Legal requirements and to Enhance Accountability and Reporting).

The CLEAR Project is sponsored by the Chairman and Chief Executive Officer and the Chief Financial Officer of Sodexho Alliance. It has the support of the Board of Directors, the Executive Committee and the Operational Committee of the Group, all of which are regularly updated on the progress of the project along with the Audit Committee.
The project is closely coordinated with the Group’s external auditors to ensure the propriety of the methodology and in order to satisfy requirements with respect to their report on the Group’s internal controls relative to accounting and financial information.

In connection with the CLEAR Project, a framework inspired by the model recommended by the Commission of Sponsoring Organizations (COSO(1)) was developed. The COSO framework is comprised of five interrelated components:

-	Control Environment
-	Risk Assessment
-	Control Activities
-	Information and Communication
-	Monitoring.

Within this framework, the Group’s activities have been segmented into 11 significant processes, which are briefly described below.

The Revenues and Receivables process includes activities surrounding the food and management services activity’s sales process, including pricing and proposals, client and contract management and invoicing and collection activities.

In the Purchases and Payables process, activities pertaining to procurement, including vendor selection, the receipt of goods and services, invoice processing, accounts payable and cash disbursements are addressed for the food and management services activity.

Services Vouchers and Cards Operations includes all of the processes specific to this activity, including client and affiliate and related contract management, order processing, invoicing, voucher production and cash management.

Human Resources covers aspects of our personnel management, such as new employee hiring, masterfile creation and maintenance, terminations and transfers, time recording, payroll processing, variable compensation, employee benefits and share-based compensation.

The Treasury process includes cash management, financing and investment activities.

Processes within Inventory are physical storage management, masterfile creation and maintenance, inventory movements, physical counts and valuation.

Within the Fixed and Intangible Assets process, property and equipment, market shares, goodwill and other intangible assets are addressed.

The Legal and Regulatory process covers legal areas such as corporate, employment, securities and other business-related law, as well as insurance.

Information Systems and Information Technology includes general information systems processes such as security management, systems development and maintenance (including change management), continuity of information services operations, and application controls.

The Finance process addresses budgeting and planning, unit reporting to subsidiaries, finance management, month and year-end closing, tax management and consolidation, including the reconciliation of Group financial statements from French to US GAAP.

Finally, the Corporate process addresses delegation policies, Group performance indicators, the production of the Annual report and related documents filed with the regulatory exchanges and other financial communications.

(1)COSO was established in the United States in 1985 at the initiative of major private companies and professional associations, in connection with the Senate commission on fraudulent financial reporting headed by Senator Treadway. The Committee issued recommendations to public companies and independent accountants in the form of an integrated framework for internal control, which is used in particular as a basis for the application of certain provisions of the Sarbanes-Oxley Act.

Within each significant process and its sub-processes, the related risks and over 100 suggested controls have been identified and summarized in a document known internally as the “Sodexho COSO”.

The Sodexho COSO has been communicated to and validated by key individuals on a Group-wide basis including members of the Group’s Operational Committee, functional heads of Group departments, and operational teams in more than 15 countries where the Group has significant operations. It has been distributed to approximately thirty subsidiaries representing over 85% of Group revenues, including North America, the United Kingdom, France, Scandinavia, the Netherlands, and the Service Vouchers and Cards activity. This selection was made not only taking account of the size of operationals but also to ensure that every member of the Group’s Operational Committee with operational responsibilities, was represented in the project. The management teams of these subsidiaries are committed to completing the following tasks during fiscal 2005:

  Identify risks and priority controls with respect to their activities.
  Confirm that controls are well designed to ensure that related risks are appropriately managed.
  Review, complete and document the applicable processes and controls.
  Test controls to ensure that they function as designed.
  Close any identified control gaps.
  Have the controls tested by the Group internal auditors.

This report describes the internal control procedures in place for the Group as of November 16, 2004 and will be presented to shareholders at the Annual Shareholders' Meeting of February 8, 2005. The Group will continue to reinforce internal control as one of its strategic priorities in the years to come.

The Chairman and Chief Executive Officer

2.   AUDITOR’S REPORT ON THE CHAIRMAN’S REPORT

Statutory auditors’ report, prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the President of the Board of Sodexho Alliance, SA on the internal control procedures relating to the preparation and processing of financial and accounting information.

To the shareholders,

In our capacity as statutory auditors of Sodexho Alliance, SA, and in accordance with article L.225-235 of the Commercial Code, we report to you on the report prepared by the President of your Group in accordance with article L.225-37 of the Commercial code for the year ended August 31, 2004.

Under the responsibility of the board, it is for management to determine and implement appropriate and effective internal control procedures. It is for the President to give an account, in his report, notably of the conditions in which the duties of the board of directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the President’s report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President’s report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

-	obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President’s report;

-	obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the board’s report, prepared in accordance with article L.225-37 of the Commercial Code.

Paris and Paris La Défense, November 16, 2004

PricewaterhouseCoopers Audit	KPMG Audit
Department of KPMG S.A.

Gérard Dantheny	Hubert Toth	Patrick-Hubert Petit
Partner	Partner	Partner

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

3.   RISK FACTORS

The Group has developed and implemented specific policies and procedures to ensure that risks are evaluated at each appropriate level throughout the organization. In addition, an evaluation of risks was developed by the Executive Committee at the end of fiscal 2004 and presented to the Audit Committee and to the Board of Directors. We have summarized the principal risks in this chapter.

A)	Risks related to our business

	1.	Contracts in Food and Management Services:

In the Food and Management Services activity, contractual relations may be divided into two main categories: Profit and Loss Contracts and Management Fee contracts. These two contract types are differentiated by the level of commercial risk taken by the service provider.

For Profit and Loss contracts, the service provider is responsible for all services and costs. These contracts generally include clauses for periodic indexation. In situations where Sodexho is not permitted to recover cost increases (such as for labor or food), there could be a significant impact on the profitability of these contracts.

For Management Fee contracts, clients are responsible for aggregate costs without respect to customer frequency, and pay commissions paid to the service provider either on a fixed or a variable basis.

In practice, our contracts include characteristics from both of these categories. We estimate that more than 60% of our contracts can be characterized as profit and loss.

	2.	Food safety*:

Each day Sodexho serves a considerable number of meals around the world and is committed to the safety of its products and services. To ensure this, Sodexho has instituted preventative procedures and controls.

Training programs and policies are also in effect in each country where Sodexho operates. Nevertheless, if there were to be a significant incident, Sodexho’s activities, operating margins and reputation might be adversely affected.

	3.	Independance:

Although the Group’s performance depends on the Group’s ability to renew existing contracts and to sign new clients, no single client represents more than 2% of the Group’s total revenues. Similarly, no single supplier represents more than 2% of the Group’s total purchases.

The Group’s activity does not rely on any patents or brand licenses for which it is not the rightful owner.

* See also the Chapter on “Sustainable Development” beginning on page 13.

	4.	Competition:

The number of international competitors is limited, depending on the different countries where Sodexho operates. Sodexho’s competition is mainly derived from international, national and sometimes regional players. Competition also comes from clients and potential clients who elect to self-operate their food and management services.

B)	Social risks*

As far as we are aware, the Group is not exposed to any particular labor risks other than those in the normal course of business for an international company of our size.

The success of the Group depends in large part on Sodexho’s ability to recruit qualified team members and to promote individual career opportunities without compromising the Group’s standards. Furthermore, the Group has developed training policies throughout the organization, particularly focused on prevention and security.

C)	Legal risks

The nature of the Group’s activities and its international presence subject us to numerous regulations such as labor, competition, corporate, environmental, health and safety laws.

The Group has organized regulatory compliance at the appropriate level within the organization. Moreover, rules and regulations have a direct impact on services. For example, our Service Vouchers and Cards activity is subject to national tax and labor laws. Important changes in the laws promoting the issue of vouchers and cards can create new contractual opportunities or can jeopardize existing contracts.

D)	Exchange and interest rate risk

Sodexho Alliance uses derivative instruments to manage risks related to interest rate and foreign exchange rate volatility.

Policies developed by the Board of Directors, the Chairman and Chief Executive Officer and the Chief Financial Officer are designed to avoid speculative risk and :

	-	hedge a significant majority of debt to fixed interest rates ;

	-	cover foreign exchange volatility on borrowings by any subsidiary expressed in foreign currencies ;

* See also the Chapter on “Sustainable Development” beginning on page 13.

	-	manage and spread counterparty risk. Transactions can only be entered into with counterparties that have an ISDA master agreement or equivalent in place with the group company concerned ;

	-	limit the maturity of individual transactions to the contractual term of the underlying borrowings being hedged ;

	-	limit forward currency purchasing agreements to cover food and supply procurement costs (relevant in the remote site business) to a maximum period of twelve months.

A description of all proposed transactions supported by a financial and business analysis is submitted to the Chairman and Chief Executive Officer or Group Chief Financial Officer, and as appropriate, the Board of Directors. The Group’s exchange rate instruments are set out in the Consolidated Financial Statements (Note 19).

	•	Sensitivity Analysis

A change in the value of the US dollar against that of the euro of 10 % would have the following impact:

	-	EUR 499 million on Group revenues
	-	EUR 22 million on Group EBITA
	-	EUR 8 million on Group net income

A change in the value of Pound Sterling by 10 % against that of the euro would have the following impact:

	-	EUR 138 million on Group revenue
	-	EUR 3 million on Group EBITA
	-	no impact on Group net income

E)	Environmental risks*

Sodexho is perfectly aware of the impact its business can have on the environment. The Group does its utmost to control these impacts in order to be able to reduce them as much as possible.

The environmental impact of Sodexho’s activity in relation to its customers is comparable with that of households and mainly results from:
	-	water and energy that is used for operating our restaurants, for preparing meals and cleaning ; and
	-	waste accumulated from the preparation of meals and cleaning (packaging, organic matter, grease and soap residue).

The Group’s efforts to reduce these risks are set out in greater detail in the chapters Sustainable Development and Social and Environmental Information beginning on page 240.

*See also the Chapter on “Sustainable Development” beginning on page 13

4.   INSURANCE AND RISK COVERAGE

A)	Risk Management

Risk management priorities at the appropriate levels within the organization include:

	-	Business risk identification and evaluation, including particular attention to emerging risk factors associated with new activities, such as those risks connected to multiservices.
	-	Risk limitation through contractual terms.
	-	Arbitrage between self-insurance or third party coverage.

These priorities revolve around two principal axes:

	-	Maintain certain risks as self-insured risks, including those frequently ocurring risks with the understanding that Sodexho will not own any insurance captives.
	-	Transfer certain risks to the insurance market, particularly those high intensity risks, recognizing that all financial coverage programs are to be provided by highly rated insurance companies.

B)	Insurance Programs

Sodexho’s principal insurance programs are currently as follows:

	-	General liability. This includes third party property and personal damage, general liability, products liability and professional liability insurance organized at appropriate and available limits across the Group.
	-	Work-related liability. In those countries where work-related injuries are not covered by social security, notably in the US, Canada and Australia, Sodexho has workers compensation insurance. Levels of coverage are governed by requirements of the different states or countries.

During fiscal 2004, despite a difficult global insurance market, Sodexho has been able to maintain levels of insurance coverage for the Group’s risks, including those with multiservice activities.

For fiscal 2004, costs for the Group’s principal insurance coverages, excluding workers compensation, totaled EUR 41 million, less than 0.4% of the consolidated revenues for fiscal 2004.

Total costs for workers compensation insurance totaled EUR 74 million.

5.   IFRS CONVERSION PROJECT

In accordance with the European regulation requiring listed companies to apply international accounting standards, notably, IFRS 1, First-time Adoption of International Financial Reporting Standards, the consolidated financial statements of the Sodexho Group for fiscal 2006 will be reported in accordance with these new standards. Comparative information using the same standards will also be provided for the prior fiscal year. In order to comply with these requirements, the Group has put into place an IAS/IFRS standards conversion project.

The first stage of this project occurred during fiscal 2003, when the main differences between our current accounting policies and the IFRS standards at that time were identified. A summary of this analysis was presented to our Audit Committee during that fiscal year.

* The following work was performed during fiscal 2004:

-	as the IFRS standards evolved and were modified, including the issuance of new standards and the modifications of existing ones, the analysis made in the first stage of the project was modified to reflect these changes. The external auditors are in the process of reviewing the identified differences.
-	internal training courses were organized in order to provide an overview of the impact of the IFRS standards on the Group to the financial managers of the principal subsidiary companies of the Group.
-	a timetable for the IFRS conversion project was established and was reviewed and agreed to by our external auditors.

* Project milestones anticipated for fiscal 2005 include the following:

-	finalization of a Group chart of accounts that is compliant with the IFRS standards;
-	establishment of the opening balance sheet as of September 1, 2004;
-	practical training for Group employees concerned;
-	update of our information systems and the consolidation process.

* Impact of the IFRS standards
Based on the work performed to date, the principal differences identified have the following impact on the consolidated shareholders' equity at September 1, 2004 and/or on future results:

* Presentation of the financial statements
-	Income statement
As permitted by IAS 1, the Group will present its income statement by function, separately identifying direct and indirect (in particular, commercial and administrative) costs within cost of sales. As required by IAS 1, the captions “exceptional” and “extraordinary” results will no longer be used, which will result in the reclassification of certain items currently reported as exceptional to EBITA or to net financial expense.
-	Balance sheet
Our balance sheet will reflect the classification between current and non-current elements which differs slightly from the current presentation.
-	Cash flow statement

Our current cash flow statement does not differ significantly from IAS 7.

* Business combinations and intangible assets
The initial application of IFRS standards will not result in any changes to prior years’ accounting for business combinations and goodwill. As permitted by IFRS 1, the Group will not restate the business combinations that occurred prior to September 1, 2004.

However, the amounts recorded as market share in connection with these business combinations will be reclassified to goodwill, because IFRS does not permit their current presentation on the balance sheet.

In accordance with IAS 36, goodwill will no longer be amortized, but will be subjected to annual impairment tests. IAS 36 retains the concept of Generating Units of Treasury (UGT). These tests may differ from the tests currently performed as described in the French accounting policies (see paragraph 8 of the appendix of the notes to the consolidated financial statements).

* Employee benefits
Employee benefits are being evaluated in accordance with IAS 19. As permitted by the standard, the Group intends to record the accumulated actuarial gains/losses as of September 1, 2004 in opening shareholders' equity.

* Share based payments
IFRS 2, issued in February 2004, will modify the Group’s accounting for stock options granted to employees. The standard will affect the accounting for all stock option grants made subsequent to November 7, 2002 for which the exercise rights have not been earned prior to January 2, 2005. IFRS 2 requires that the fair value of the options as of the grant date be expensed over the vesting period. The January 2003, June 2003 and January 2004 plans will be affected by this adjustment. In addition, the IFRS standards require that treasury shares be reflected as a reduction to consolidated shareholders' equity. As a result, the treasury stock held by the Group in connection with its stock option plans, which is currently classified as marketable securities, will be recorded as a reduction to shareholders' equity.

* Capital leases
Fixed assets that have been financed under lease agreements meeting the criteria for treatment as capital leases are already recorded in accordance with IAS 17. However, lease agreements pertaining to certain customer contracts are still being reviewed for compliance with the standard.

* Derivative financial instruments
Derivative financial instruments are recorded in the balance sheet at their fair value, and variations between balance sheet dates are recorded in the income statement, with the exception of certain derivatives meeting the requirements for hedge accounting, for which the variations are recorded in shareholders’ equity.

* Client investments
The IFRS accounting treatment for our contribution to the expenses of installation and site installations at our clients premises, in particular in North America, is currently under review particularly to take into account interpretations being given by the International Financial Reporting Interpretations Committee (IFRIC). These client investments are currently classified in deferred charges in our consolidated financial statements.

* Public Private Partnerships
The IFRS accounting treatment in our consolidated financial statements for certain of our contracts in the framework of public private partnerships, such as private finance initiatives in the United Kingdom, is under review in the context of various interpretations on concession contractscurrently being considered by the professional bodies, notably as regards concession contracts.

The progress of the IFRS project is regularly communicated to the Audit Committee and to our external auditors.
Timely completion of this project should allow the Group to be able to quantify and communicate the impact of the conversion to IFRS prior to August 31, 2006.

The U.S. Securities and Exchange Commission (SEC) recently proposed amending Form 20-F to allow first time application of IFRS to file two years rather than three of income statements and cash flows. The Group’s listing on the New York Stock Exchange could require it to present one additional year of comparative financial statements.

The Group currently reconciles its net income and shareholders’ equity from French to U.S. GAAP for purposes of the Form 20-F filed with the SEC. The adoption of IFRS will require a similar reconciliation between IFRS and U.S. GAAP (see page 232 of this annual report).

6.   PRESENTATION OF THE GROUP’S ACTIVITIES

Food and Management Services

Business and Industry

➢	Corporations and public organizations that outsource services choose Sodexho as a partner who listens. Always innovative, Sodexho delivers a full suite of services that enable clients to focus on their core business while reducing their costs.
➢	To meet a variety of customer expectations and improve their quality of life, Sodexho customizes its food service concepts and constantly expands its multi-service offering, which ranges from reception and janitorial services to conference room management, building maintenance, and more.
➢	With a dedicated organization, Sodexho ensures that its international clients benefit from transfers of best practices and purchasing synergies.
➢	From World Youth Days to the Olympics, Sodexho is also the natural partner for major events.

Prestige

➢	Refinement, distinction, talent and creativity: for major business clients and executive diners alike, our promise is a touch of the delightful, as well as savoir-faire in the art of everyday living.
➢	Business meetings, seminars and receptions: Sodexho Prestige meets expectations with the discreet elegance of respect for enduring traditions in today's busy world.
➢	Sodexho Prestige works with master chefs to ensure its cuisine truly delivers not just fine dining, but passion, on every occasion, for every customer, on every site.

Defense

➢	In the Defense segment, Sodexho offers a range of complex, innovative multi-service solutions, thereby satisfying the military’s need to focus human and financial resources on its core mission.

Correctional Services

➢	Safety and security are the main priorities in a prison. Nonetheless, as in all its activities, Sodexho strives to enhance the quality of daily life, which for inmates means improving their living conditions. To help them successfully return to society, inmates receive high-quality services and take part in behavioral training and apprenticeship programs, in an atmosphere of fairness and respect for themselves and others.
➢	This is why Sodexho operates only with unarmed personnel in democratic countries that do not allow the death penalty and where rehabilitation and reintegration of inmates into society are a priority.

Healthcare

➢	Healthcare is a sensitive area, requiring extensive expertise and the ability to anticipate. Sodexho serves healthcare institutions worldwide, constantly innovating in a myriad of ways, and is expanding its range of services.
➢	By carefully listening to patients, their families and caregivers, Sodexho responds to each client's needs with an integrated portfolio of services, including housekeeping, systems maintenance and sterilization of surgical instruments.
➢	By providing appetizing meals and attentive service, Sodexho offers comfort and reassurance to patients and their families, for a better quality of daily life and a sense of security.

Seniors

➢	Findings of the Sodexho Research Institute point to the needs and expectations of seniors in terms of quality of daily life, and Sodexho adapts its offering to their lifestyles.
➢	Because nursing and residential homes are central to daily life for these customers, Sodexho serves tasty meals in comfortable, pleasant surroundings. Through personalized catering, an expanded range of specialized services, and 24/7 availability, Sodexho puts the zest back into life.
➢	Sodexho also provides home services, in answer to the desire of many seniors to maintain their independence and to benefit from personalized assistance.

Education

➢	From nursery schools to universities: public- and private-sector clients want to satisfy varying expectations, depending on the age group, while optimizing costs.
➢	What do children want? Recognition and freedom. What do parents want? Nutrition education and food safety.
➢	Creative food service concepts, healthy meals, imaginative environments, fun and games, plus multi-service management: Sodexho does it best.

Remote Sites

➢	Clients in oil and gas, mining, construction and public works want a service provider capable of handling all their requirements, often under extreme conditions.
➢	In addition to providing food and hotel services, Universal Sodexho leverages over 20 years of experience in providing a range of more than 40 services at remote sites on land and offshore to make quality of life a day-to-day reality.
➢	Sodexho supports local economic and social development by creating jobs, providing training programs, introducing regional purchasing policies and forging local partnerships.

Service Vouchers and Cards
Sodexho Pass

➢	Today, employers are looking for new ways to manage fringe benefits, while public services seek ways to manage and better monitor social benefits. Everyone wants practical, reliable and secure systems.
➢	Sodexho Pass sets the pace with operations in 26 countries, 825,000 affiliates, and 12.9 million users each year, who use Sodexho Pass service vouchers and cards to pay for everything from lunch to medicines to home care.
➢	Sodexho Pass innovates and constantly expands the range of its payment solutions, to simplify and improve the quality of daily life for its clients, affiliates and users.

Condensed Group Organizational Chart

SODEXHO ALLIANCE SA
100
SODEXHO MANAGEMENT SAS
100
COMPAGNIE FINANCIERE AURORE INTERNATIONAL SA
21
79
SODEXHO HOLDINGS LTD
100
OPERATIONAL SUBSIDIARIES
UNITED KINGDOM
SODEXHO LIMITED
SODEXHO BV (THE NETHERLANDS)
100
SODEXHO, INC.
100
OPERATIONAL SUBSIDIARIES
USA
CANADA
100*
OPERATIONAL SUBSIDIARIES
FRANCE
SFR-SFS-SFRS SAS
ALTYS MULTISERVICE SA
SOGERES SA
100
SODEXHO FRANCE SAS
100*
OPERATIONAL SUBSIDIARIES
CONTINENTAL EUROPE
SODEXHO ITALIA SPA
SODEXHO BELGIQUE SA
SODEXHO OY (FINLAND)
SODEXHO CATERING & SERVICES GMBH
SODEXHO ESPANA SA
100
SODEXHO EUROPE CONTINENTALE SAS
100
SODEXHO SCANDINAVIAN HOLDING AB
100
OPERATIONAL SUBSIDIARIES
SODEXHO AS (DENMARK)
SODEXHO AS (NORWAY)
SODEXHO AB (SWEDEN)
100*
OPERATIONAL SUBSIDIARIES
ASIA OCEANIA
SODEXHO AUSTRALIA PTY LTD
SODEXHO HONG KONG LTD
SODEXHO SERVICES CO. LTD SHANGHAI
100
SODEXHO ASIE OCEANIE SAS
100*
OPERATIONAL SUBSIDIARIES
SOUTHERN AMERICA
SODEXHO CHILE SA
SODEXHO DO BRASIL COMERCIAL LTDA
SODEXHO COLOMBIA SA
100
SODEXHO AMERIQUE DU SUD SAS
100*
OPERATIONAL SUBSIDIARIES
REMOTE SITES
UNIVERSAL SODEXHO SCOTLAND LTD
UNIVERSAL SODEXHO PARTNERSHIP (USA)
SISA UAE
UNIVERSAL SODEXHO NORWAY AS
100
UNIVERSAL SODEXHO SAS
88
SODEXHO PASS INTERNATIONAL SA
100
OPERATIONAL SUBSIDIARIES
SERVICE VOUCHERS AND CARDS
SODEXHO PASS DO BRASIL SA
SODEXHO CCS SA (FRANCE)
SODEXHO PASS VENEZUELA SA
SODEXHO PASS BELGIQUE SA
SODEXHO PASS ROMANIA SA
SODEXHO INDIA PRIVATE LTD
12
100
SOFINSOD SAS
Operational companies
Management companies
Shareholding
Management

* Sodexho Alliance is generally the majority shareholder for these operational subsidiaries.

NB: The operational subsidiaries cited above for each geographic area or activity are those with the highest revenues for fiscal year 2004.

SODEXHO Group Consolidated Financial Statements

I     CONSOLIDATED INCOME STATEMENT

(In millions of euro)	Notes	Year ended August 31, 2004	% revenues	Change	Year ended August 31, 2003	Year ended August 31, 2002

REVENUES	II.2 and III	11,494	100.0%	(1.6%)	11,687	12,612

Other income		40	0.3%		37	54

Purchases		(3,942)	(34.3%)		(3,955)	(4,559)

Employee costs		(5,277)	(45.9%)		(5,519)	(5,868)

Other external charges		(1,505)	(13.1%)		(1,482)	(1,464)

Taxes, other than income taxes		(82)	(0.7%)		(79)	(74)

Depreciation and increase in provisions		(213)	(1.9%)		(175)	(173)

EARNINGS BEFORE INTEREST, EXCEPTIONAL ITEMS, INCOME TAXES, INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS (EBITA)	III	515	4.5%	0.4%	514	528

Financial expense, net	IV.1	(118)	(1.0%)	(22.1%)	(152)	(166)

INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS		397	3.5%	9.8%	362	362

Exceptional (expense) income, net	II.5 and IV.2	(33)	(0.3%)		1	23

Income taxes	IV.3	(109)	(0.9%)	(18.8%)	(134)	(126)

INCOME BEFORE INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS		255	2.2%	11.7%	229	259

Net income (loss) from equity method investees		1			4	4

Goodwill amortization	IV.4	(59)	(0.5%)	(4.0%)	(62)	(67)

GROUP NET INCOME BEFORE MINORITY INTERESTS		197	1.7%	15.4%	171	196

Minority interests in net income of consolidated subsidiaries		14	0.1%	58.0%	9	13

GROUP NET INCOME		183	1.6%	13.0%	162	183

EARNINGS PER SHARE (in euro)	II.6	1.15		13.0%	1.02	1.15

DILUTED EARNINGS PER SHARE (in euro)	II.6	1.15		15.5%	1.00	1.13

II      CONSOLIDATED BALANCE SHEET

ASSETS (in millions of euro)	Notes	August 31, 2004	August 31, 2003	August 31, 2002

FIXED AND INTANGIBLE ASSETS, NET

Goodwill	II.8 and IV.4	1,394	1,492	1,616

Intangible assets	II.8, II.9 and IV.5	2,519	2,686	2,940

Property, plant and equipment	II.9 and IV.6	362	379	371

Financial investments	IV.7	66	64	67

Equity method investees	IV.8	14	19	11

☐ Total fixed and intangible assets, net		4,355	4,640	5,005

CURRENT AND OTHER ASSETS

Inventories	II.11 and IV.9	163	170	170

Accounts receivable, net	IV.10	1,368	1,383	1,456

Prepaid expenses, other receivables and other assets	IV.10	552	637	606

Marketable securities	IV.12	536	542	553

Restricted cash	IV.13	168	166	165

Cash	IV.14	505	570	589

☐ Total current and other assets		3,292	3,468	3,539

TOTAL ASSETS		7,647	8,108	8,544

LIABILITIES AND SHAREHOLDERS’ EQUITY (in millions of euro)

SHAREHOLDERS’ EQUITY

Common stock		636	636	636

Additional paid in capital		1,186	1,186	1,191

Consolidated reserves		370	427	571

☐ Total Shareholders’ Equity	IV.15	2,192	2,249	2,398

MINORITY INTERESTS	IV.16	25	66	73

PROVISIONS FOR CONTINGENCIES AND LOSSES	IV.17	93	89	99

LIABILITIES

Borrowings	IV.18 and IV.19	2,128	2,488	2,693

Accounts payable		1,035	1,128	1,251

Vouchers payable	II.13	843	794	732

Other liabilities	IV.20	1,331	1,294	1,298

☐ Total Liabilities		5,337	5,704	5,974

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		7,647	8,108	8,544

III     CONSOLIDATED CASH FLOW STATEMENT

(in millions of euro)	Notes	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002

OPERATING ACTIVITIES

Consolidated net income before income (loss) from equity method investees and minority interests		197	167	192
Non cash items
Depreciation and provisions		263	215	254
Deferred taxes		(14)	(9)	5
Losses (gains) on disposal and other, net of tax		1	14	(61)
• Cash provided by operating activities		447	387	390
Dividends received from equity method investees		4	3	1
Change in working capital from operating activities	IV.21.1	163	100	228
Net cash provided by operating activities		614	490	619

INVESTING ACTIVITES

Tangible and intangible fixed assets	IV.21.3	(181)	(241)	(297)
Fixed asset disposals		19	15	33
Acquisitions, net of dispositions, of consolidated subsidiaries	IV.21.3	(74)	(33)	(48)
Change in working capital from investing activities	IV.21.1	(9)	(19)	(3)
Net cash used in investing activities		(245)	(278)	(315)

FINANCING ACTIVITIES

Dividends paid to parent company shareholders	IV.15	(95)	(94)	(87)
Dividends paid to minority shareholders of consolidated companies	IV.16	(8)	(11)	(15)
Increase in shareholders’ equity		1	0	59
Proceeds from borrowings	IV.21.2	271	104	1 120
Repayment of borrowings	IV.21.2	(541)	(178)	(1,146)
Change in working capital from financing activities	IV.21.1	(29)	(23)	(1)
Net cash provided by (used in) financing activities		(401)	(202)	(70)

(DECREASE) INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES		(32)	10	234

Cash, cash equivalents, and marketable securities, as of beginning of period		1,278	1,307	1,213
Add: provisions as of beginning of period		8	23	1

Cash, cash equivalents, and marketable securities, as of end of period	IV.14	1,209	1,278	1,307
Add: provisions as of end of period		12	8	23

Net effect of exchange rates on cash		33	54	118

(DECREASE) INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES		(32)	10	234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

I	SIGNIFICANT EVENTS

II	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, VALUATION AND
CONSOLIDATION METHODS AND FINANCIAL STATEMENT COMPARABILITY

II.1 Fiscal year
II.2 Revenue recognition
II.3 Retirement benefits
II.4 Stock-options
II.5 Exceptional items
II.6 Earning per share
II.7 Foreign currency transaction and translation
II.8 Valuation of assets and liabilities
II.9 Other fixed assets
II.10 Investment securities
II.11 Accounts receivable
II.12 Deferred income tax
II.13 Vouchers payable
II.14 Financial instruments
II.15 Deferred financial charges
II.16 Provisions for contigencies and losses

III	ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

IV	ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH
FLOWS

Note 1)- Financial expense, net
Note 2)- Exceptional items
Note 3)- Income tax provision
Note 4)- Goodwill
Note 5)- Intangible assets
Note 6)- Property, plan and equipment
Note 7)- Financial investments
Note 8)- Equity method investees
Note 9)- Inventories and work in progress
Note 10)- Prepaid expenses, other receivables and other assets
Note 11)- Deferred taxes
Note 12)- Deposits and marketable securities
Note 13)- Restricted cash
Note 14)- Cash
Note 15)- Shareholders’ Equity
Note 16)- Minority interests
Note 17)- Provision for contigencies and losses
Note 18)- Borrowings and financial debts
Note 19)- Financial instruments
Note 20)- Other liabilities
Note 21)- Statement of cashflow – additional information
Note 22)- Commitments
Note 23)- Retirement and other commitments
Note 24)- Other information
Note 25)- Subsequent events
Note 26)- Group employees

V	CONSOLIDATION SCOPE

I     SIGNIFICANT EVENTS

Revolving credit facility and repayment of the 1996 bond

In May 2004, the Group arranged a revolving credit facility of EUR 360 million in order to meet its cash commitments including the repayment of the EUR 305 million bond in June 2004. As of August 31, 2004, EUR 100 million and USD 100 million were utilized under this facility (totaling EUR 183 million). This revolving credit facility expires in April 2005 but the Group may extend it, at its discretion, to April 2006, or at the discretion of the banks to April 2007.

Medcheque

The Group, through its subsidiary Sodexho Pass Do Brazil, sold its subsidiary Medcheque in March 2004. The company was created in 1997 and its core business was the sale of medical-care cards in Brazil. A loss on disposal of EUR 6 million (EUR 3.7 million net of tax) was recorded as an exceptional expense in fiscal 2004.

Worldwide Tax Regime

Pursuant to an agreement signed on December 30, 1999, the Group benefited from a world-wide tax regime for a period of five years, from September 1, 1998 to August 31, 2003. The Group has decided not to apply for the renewal of the agreement for future years. As a result, fiscal 2003 was the last period included in this tax regime.

II    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, VALUATION AND CONSOLIDATION METHODS, AND FINANCIAL STATEMENT COMPARABILITY

The Group financial statements have been prepared in accordance with accounting principles established by the Comité de la Réglementation Comptable No 99-02 (“CRC Regulation 99-02”) in France.

The financial statements have been prepared on a basis consistent with the prior year.

Amounts in tables are expressed in millions of euro, unless indicated otherwise.

1. Fiscal year

The majority of fully-consolidated companies have a year ending August 31.

All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared on August 31, 2004 and for the twelve-month period then ended.

2. Revenue recognition

In the Food and Management Services, revenue is recognized in the period in which services are provided pursuant to the contractual conditions.

Revenues for the service voucher segment include commissions received from customers, commissions received from affiliates and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

3. Retirement benefits

For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the expense of the plan. Otherwise the Group’s benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet.

4. Stock options

Sodexho Alliance has acquired treasury shares in connection with its stock option plans, which are recorded in marketable securities. A liability (and corresponding expense) is recorded if at the closing date of the period, the acquisition cost of the shares acquired is superior to the exercise price of the options awarded. If the number of treasury shares acquired is less than the number of options awarded, a liability (and corresponding expense) is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options.

5. Exceptional items

Exceptional income and expenses are recorded for significant items, which, due to their unusual character and non-recurring nature, are not considered to be inherent to the operating activities of the Group. In general, such costs relate to gains or losses on asset disposals, restructuring costs, exceptional depreciation of fixed and intangible assets, or provisions or expenses recorded in connection with stock option plans.

6. Earnings per share

Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the Ordre des Experts Comptables. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the average monthly rate from Euro Currency Market “Taux Moyen Mensuel du Marché Monétaire Euro”) on the proceeds, which would have resulted from the issuance of these shares.

As of August 31 2004, there are no commitments to create new shares. Therefore, earnings per share and diluted earnings per share are the same.

7. Foreign currency transactions and translations

Countries with stable currencies

For subsidiaries located in countries with stable currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. The monthly average exchange rates are calculated as the average of the end of month rate and the rate for the prior month. Exchange rates used are obtained from Euronext Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders’ equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

Other countries

The financial statements of subsidiaries in the following countries reflect currency devaluations as required by local regulations: Argentina, Chile, Colombia, Mexico, Turkey and Venezuela.

The inclusion of monetary corrections imposed by local regulators on these subsidiaries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders’ equity in the same manner as for the subsidiaries in countries with stable currencies.

For subsidiaries located in highly inflationary countries, differences between net income translated at average and period-end rates are included in net financial expense. The impact of these differences on the consolidated income statement was not significant in any of the periods presented. As of August 31, 2004, none of the countries in which the Group operates was considered to be highly inflationary.

Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders’ equity until the sale or liquidation of the net investment.

8. Valuation of assets and liabilities

Assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000.

The inclusion in the consolidation scope of Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services at fair value resulted in the recording of intangible assets relating to the value attributed to the significant market shares inherent in the portfolios of contracts held by these six companies in their principal geographic markets (the United States, France, the United Kingdom and Ireland, the Netherlands, Australia and Sweden).

No deferred taxes are recorded on these market share values.

Goodwill represents the excess of acquisition cost over the fair value of the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the markets in which the Group operates, goodwill is generally amortized over thirty years (calculated on a pro rata basis in the year of acquisition).

Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in their main markets and is reviewed annually for impairment.

Market shares are not amortized in the consolidated financial statements. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results compared to the original amounts, an impairment loss is recorded.

As was indicated in August 31, 2003, the impairment test on market shares and goodwill is further supported by a calculation of the assets’ “value in use”, as determined based on discounted future cash flows. The method used to determine value in use is described below.

As of August 31, 2004, the Group performed the impairment tests as required by the “Règlement du CRC n° 2002-10” issued on December 12, 2002, which defines the recoverable value of an asset as the higher of the market value or value in use.

-	The market value is calculated based on criteria determined at the date of the acquisition corresponding mainly to revenues and EBITA and using multiples of recent transactions.
-	Value in use is determined using the value of future cash flows after taxes calculated based on operating plans set out by management for a period of three years. These plans are extended over a longer period, for which the flows are extrapolated by applying a growth rate specific to the sector of activity and geographical region concerned. Cash flows are discounted using the average cost of capital.
-	The recoverable value as determined is then compared to the sum of intangible assets, other fixed assets and working capital.

These impairment tests did not result in an impairment charge for the period ended August 31, 2004.

9. Other fixed assets

Leased assets are recorded on the balance sheet as capital leases in instances where a Group company is deemed to bear substantially all of the risks and rewards of the leased asset. A corresponding obligation is recorded as a liability, and the related rental cost is allocated between depreciation and interest expense in the income statement.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the respective assets giving consideration to the local economic conditions and climate.

The following useful lives are generally used by Group companies:

- Software	25%
- Enterprise resource planning (ERP) systems	20%
- Buildings	3,33% - 5%
- Facilities and fixtures	10%
- Plant and machinery	10% - 50%
- Vehicles	25%
- Office and computer equipment	20% - 25%
- Other fixed assets	10%

10. Investment securities of non consolidated companies

These investment securities are recorded at acquisition cost. If the utility value is determined to be less than the net book value, these investment securities are written down. Utility value is determined based on various criteria such as market value or market price, profitability outlook or revalued net assets. Dividends received from non-consolidated companies are recorded as income in the period in which they are received.

11. Accounts receivables

Client receivables are recorded at their nominal values.

The allowance for doubtful accounts is estimated based on the risk of the non-recoverability of certain client receivables.

12. Deferred income taxes

Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes excluding market share and goodwill.

As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued.

In addition, deferred tax assets pertaining to net operating loss carry-forwards (net of deferred tax liabilities), are only recorded in cases where recovery is deemed probable.

13. Vouchers payable

Vouchers payable represents the face value of vouchers in circulation or presented to Sodexho Alliance but not yet reimbursed to the affiliate.

14. Financial instruments

Group policy is to finance acquisitions in the acquired company’s currency generally at fixed rates of interest. In most cases where variable rate debt has been negotiated, the variable rate interest is swapped into fixed rates through the use of interest-rate swap agreements. Similarly, in most cases where acquisition financing has been negotiated in a currency other than that of the acquired company, a currency swap agreement is negotiated.

All such agreements are designated as hedges at contract inception. The Group does not engage in speculative transactions.

The accounting for swaps is as follows:

-	For swaps negotiated on inter-company debt, the difference between the amount of the debt at the originally negotiated rates and at the swapped rates is recorded as debt.

-	For other swap agreements, the related loans and borrowings are recorded at the swapped interest rate and currency.

15. Deferred financial charges

Deferred financing costs incurred in connection with debt issuances are amortized over the maturity of the related debt.

16. Provisions for contingencies and losses

A provision for contingencies and losses is recorded when it is probable that there exists a legal, equitable, or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party. Provisions for contingencies and losses primarily include payroll and other taxes, client and supplier litigation, and employee litigation.

III    ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

(In millions of Euro)		Year ended August 31, 2004	Change	Year ended August 31, 2003

REVENUES

By Operating Activity :

Food and Management Services

North America		5,031	(7.3%)	5,427

Continental Europe		3,760	4.9%	3,585

United Kingdom and Ireland	(1)	1,351	(7.0%)	1,453

Rest of the World	(1)	1,103	13.2%	974

Service Vouchers and Cards		249	0.7%	248

TOTAL		11,494	(1.6%)	11,687

by Geographic Zone:

North America		5,031	(7.3%)	5,427

France		1,814	4.6%	1,734

United Kingdom and Ireland	(1)	1,357	(7.3%)	1,465

Rest of Europe		2,075	4.9%	1,978

Rest of the World	(1)	1,217	12.4%	1,083

TOTAL		11,494	(1.6%)	11,687

(1) The revenues from the hospitality contract for the Rugby world cup in Australia, for which the services were performed by subsidiaries located in the United Kingdom, totaled EUR 49 million and are included in “Rest of the world”.

(In millions of Euro)		Year ended August 31, 2004	Change	Year ended August 31, 2003

Net Fixed Assets

By Operating Activity:

Food and Management Services

North America		2,433	(10.6%)	2,720
Continental Europe		715	0.0%	715
United Kingdom and Ireland		877	0.1%	876
Rest of the World		151	1.9%	148

Service Vouchers and Cards		147	0.4%	147

Holding Companies		32	(5.8%)	34

TOTAL		4,355	(6.1%)	4,640

by Geographic Zone:

North America		2,433	(10.6%)	2,720
France		355	(2.2%)	364
United Kingdom and Ireland		877	0.1%	876
Rest of Europe		423	1.1%	418
Rest of the World		267	2.9%	262

TOTAL		4,355	(6.1%)	4,640

EBITA (before corporate expenses):

By Operating Activity :

Food and Management Services
North America		239	(10.7%)	268
Continental Europe		171	2.3%	167
United Kingdom and Ireland	(1)	28	34.7%	21
Rest of the World	(1)	37	104.7%	18

Service Vouchers and Cards		68	0.0%	68
Holding Companies		(28)	(0.5%)	(28)

TOTAL		515	0.4%	514

(1)   The EBITA from the hospitality contract for the Rugby world cup in Australia, for which the services were performed by subsidiaries located in the United Kingdom, totaled EUR 6 million and is included in “Rest of the world”.

Group Employees

(In millions of Euro)	Year ended August 31, 2004	Change	Year ended August 31, 2003

by Geographic Zone:
North America	116,772	(1.9%)	119,009
United Kingdom and Ireland	49,053	(5.4%)	51,843
France	30,359	(0.3%)	30,465
Rest of Europe	53,132	6.5%	49,897
Rest of the World	63,659	11.3%	57,171

TOTAL	312,975	1.5%	308,385

IV. ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS

Note 1 – Financial expense, net

	Year ended August 31, 2004	Year ended August 31, 2003

Interest income	31	24
Net variation in financial provisions	(6)	(3)
Net exchange (loss) / gain	(1)	(8)
Interest expense	(142)	(165)
TOTAL	(118)	(152)

Interest expense primarily included interest of EUR 87 million on the 1996, 1999 and 2002 bond issuances and EUR 30 million on the credit facility arranged in April 2001 for Sodexho, Inc.

Note 2 – Exceptional items

The exceptional result includes :
-	A loss on disposal of EUR 6 million for the sale of our subsidiary Medcheque in Brazil, which occurred at the beginning of March 2004.

-	Losses on disposal and exceptional depreciation of EUR 6 million on assets that became obsolete in several countries.

-	The cost of current litigation for EUR 6 million.

-	An expense of EUR 4 million relating to property rationalization and staff reductions in the United Kingdom.

-	EUR 3 million in losses and provisions pertaining to Sodexho Alliance shares held in connection with stock option plans.

Note 3 – Income tax provision

Following is a reconciliation of income taxes computed at Sodexho Alliance’s statutory rate to the actual income tax provision for the year ended August 31, 2004.

Income before exceptional items, income taxes, income	397
from equity method investees and goodwill amortization
Exceptional expenses	(33)
Income before taxes	364
Sodexho Alliance tax rate	35.43%

Theoretical tax provision	(129)
Effect of differing jurisdictional tax rates
3
Permanent differences	13

Other taxes	3

Net operating loss carryforwards utilized in the current year but generated in prior years and not previously recognized	3

Current year non-recognition of net operating loss carryforwards	(1)
Actual tax provision	(108)

Current income taxes	(122)
Deferred income taxes	14
Sub-total	(108)
Withholding taxes	(1)

Total Income taxes	(109)

Note 4 - Goodwill

		August 31, 2003	Additions during the year	Decreases during the year	Translation adjustments	August 31, 2004

Sodexho, Inc.	Gross	969.0		1.4	(69.1)	898.5
	Amort	(90.4)	(29.9)	(0.1)	5.2	(115.0)

Sodexho UK (1)	Gross	340.1			8.3	348.4
	Amort	(90.5)	(11.6)		(2.3)	(104.4)

Sodexho Pass do Brazil	Gross	87.6			(1.2)	86.4
	Amort	(12.5)	(2.9)		0.2	(15.2)

Sogeres	Gross	56.5		2.6		53.9
	Amort	(4.0)	(1.6)			(5.6)

Sodexho Scandinavian Holding AB	Gross	55.8	0.7		0.4	56.9
	Amort	(10.8)	(1.9)		(0.1)	(12.8)

Sodexho Spain	Gross	28.5				28.5
	Amort	(8.3)	(1.0)			(9.3)

Sodexho Belgium	Gross	22.9	1.2			24.1
	Amort	(8.7)	(0.8)			(9.5)

Luncheon Tickets	Gross	22.5	10.3			32.8
	Amort	(3.7)	(0.9)			(4.6)

Sodexho Italy	Gross	17.7				17.7
	Amort	(3.1)	(0.7)			(3.8)

Universal Services	Gross	17.2				17.2
	Amort	(2.1)	(0.6)			(2.7)

Sodexho Germany	Gross	13.3	2.4			15.7
	Amort	(4.7)	(0.5)			(5.2)

Other goodwill (gross amounts less than EUR 15 million)	Gross	138.1	10.7	5.2	(0.8)	142.8
	Amort	(38.2)	(6.7)	(4.3)	0.1	(40.5)

	Gross	1 769.2	25.3	9.2	(62.4)	1 722.9
Total	Amort	(277.0)	(59.1)	(4.4)	3.1	(328.6)
	Net	1 492.2	(33.8)	4.8	(59.3)	1 394.3

(1)	This line item includes all the international subsidiaries of the Gardner Merchant Group when acquired, notably in the United Kingdom, Ireland, the Netherlands, the United States, France and Australia as well as subsequent acquisitions made by our subsdiary in the United Kingdom and Ireland.

Note 5 - Intangible assets

	August 31, 2003	Additions during the year	Decreases during the year	Changes in consolidation scope	Translation adjustments	August 31, 2004

Market Shares (1):
North America (FMS)	1,665.7				(162.8)	1,502.9
North America (RS)	40.0				(3.9)	36.1
United Kingdom, Ireland	540.4				13.7	554.1
Netherlands	86.1					86.1
Sweden	77.4				0.8	78.2
Australia	10.7				(0.2)	10.5
France	137.0					137.0
Total Cost	2,557.3	0.0	0.0	0.0	(152.4)	2,404.9
• Diminutions in value (Australia)	(1.0)		(1.0)			0.0
• Net book value	2,556.3	0.0	(1.0)	0.0	(152.4)	2,404.9

Other Intangible Assets(2):

Cost	187.3	12.2	3.0	(3.0)	3.2	196.7

Accumulated amortization and diminutions in value	(57.6)	(34.8)	(2.2)	2.1	5.6	(82.5)

Net book value	129.7	(22.6)	0.8	(0.9)	8.8	114.2

TOTAL :

Cost	2,744.6	12.2	3.0	(3.0)	(149.2)	2,601.6

Accumulated amortization and diminutions in value	(58.6)	(34.8)	(3.2)	2.1	5.6	(82.5)

Net book value	2,686.0	(22.6)	(0.2)	(0.9)	(143.6)	2,519.1

FMS: Food and Management Services
RS: Remote Sites

(1) The methodology used for valuing market shares and the valuation made as of the end of fiscal 2004 are described in note II.8.

(2) Other intangible fixed assets mainly includes software with a net value of EUR 88 million as of August 31, 2004.

Note 6 - Property, plant and equipment

	Additions during the year	Decreases during the year	Changes in consolidation scope	Translation adjustments and other	August 31, 2004

LAND
Cost	7.8	0.2	0.1	0.6	(0.3)	8.2
Accumulated depreciation	(0.4)	(0.2)		(0.2)	0.2	(0.6)
• Net book value	7.4	0.0	0.1	0.4	(0.1)	7.6

BUILDINGS
Cost	71.2	5.6	4.8	1.1	11.2	84.3
Accumulated depreciation	(32.4)	(4.2)	(2.3)	(0.3)	(0.3)	(34.9)
• Net book value	38.8	1.4	2.5	0.8	10.9	49.4

FACILITIES AND FIXTURES
Cost	124.0	17.7	6.7	0.0	(2.1)	132.9
Accumulated depreciation	(70.9)	(16.3)	(5.2)	0.0	1.9	(80.1)
• Net book value	53.1	1.4	1.5	0.0	(0.2)	52.8

PLANT AND MACHINERY
Cost	346.4	53.6	26.3	2.3	(17.3)	358.7
Accumulated depreciation	(218.2)	(51.0)	(21.2)	(1.4)	17.2	(232.2)
• Net book value	128.2	2.6	5.1	0.9	(0.1)	126.5

VEHICLES
Cost	81.4	4.7	8.8	0.1	(5.8)	71.6
Accumulated depreciation	(61.3)	(6.5)	(7.6)	0.2	6.5	(53.5)
• Net book value	20.1	(1.8)	1.2	0.3	0.7	18.1

OFFICE AND COMPUTER EQUIPMENT
Cost	194.9	25.4	14.7	(0.3)	(14.9)	190.4
Accumulated depreciation	(135.3)	(27.3)	(13.6)	0.4	11.8	(136.8)
• Net book value	59.6	(1.9)	1.1	0.1	(3.1)	53.6

OTHER FIXED ASSETS
Cost	122.7	27.2	3.0	(0.5)	(36.9)	109.5
Accumulated depreciation	(50.6)	(12.7)	(3.0)	0.9	3.8	(55.6)
• Net book value	72.1	14.5	0.0	0.4	(33.1)	53.9

TOTAL
Cost	948.4	134.4	64.4	3.3	(66.1)	955.6
Accumulated depreciation	(569.1)	(118.2)	(52.9)	(0.4)	41.1	(593.7)
• Net book value	379.3	16.2	11.5	2.9	(25.0)	361.9

Capital Leases

Assets recorded under capital lease arrangements totaled EUR 44 million as of August 31, 2004 (EUR 48 million as of August 31, 2003) which was net of accumulated amortization of EUR 79 million.

Note 7 - Financial investments

		August 31, 2003	Increases/ (decreases) during the year	Changes in consolidation scope	Translation adjustments and other	August 31, 2004

Investment securities

	Cost	20.5	0.2	(1.6)	0.1	19.2
	Diminutions in value	(9.5)	(0.7)		(0.1)	(10.3)
•	Net book value	11.0	(0.5)	(1.6)	0.0	8.9
Other investments

	Cost	22.2	(1.9)	(0.2)		20.1
	Diminutions in value	(1.3)	0.9	0.2		(0.2)
•	Net book value	20.9	(1.0)	0.0	0.0	19.9
Receivables from investees

	Cost	13.7	5.4		0.3	19.4
	Diminutions in value	0.0	(0.1)			(0.1)
•	Net book value	13.7	5.3	0.0	0.3	19.3
Loans receivable (*)

	Cost	6.1	0.3		(0.2)	6.2
	Diminutions in value	(0.1)				(0.1)
•	Net book value	6.0	0.3	0.0	(0.2)	6.1
Deposits and other (*)

	Cost	12.0	(0.6)	0.4	(0.5)	11.3
	Diminutions in value	0.0				0.0
•	Net book value	12.0	(0.6)	0.4	(0.5)	11.3

Total financial investments

	Cost	74.5	3.4	(1.4)	(0.3)	76.2
	Diminutions in value	(10.9)	0.1	0.2	(0.1)	(10.7)
•	Net book value	63.6	3.5	(1.2)	(0.4)	65.5

(*)These items are included in working capital in the cash flow statement.

Principal investment securities of non consolidated companies

As of August 31, 2004, investment securities principally include a EUR 2.8 million investment in Leoc Japan Co, of which the Group owns an equity interest of 9.3%, a EUR 2.5 million investment in Stadium Australia Management, in which the Group owns an equity interest of 15.8% and a EUR 1 million investment in Société Privée de Gestion, in which the Group owns an equity interest of 10.8% .

Note 8 - Equity method investees

	August 31, 2003	net income Current year (loss)	Current year distribution	Changes in consolidation scope	Translation adjustments and other (*)	Gross balance, August 31, 2004

Equity method investees	19.3	1.5	(3.7)	(3.2)	0.6	14.5

Companies accounted for under the equity method are listed in note V.

Note 9 - Inventories and work in progress

Inventories principally comprise food and other consumable items with a high turnover rate and are valued on a first in first out basis. As of August 31, 2004, the gross value of inventories amounted EUR 164 million.

Note 10 - Prepaid expenses, other receivables and other assets

	Gross value, August 31, 2004	Diminutions in Net value , August 31, 2004	Net value, August 31, 2004	Net value, August 31, 2003

Advances to suppliers	5		5	8

Other operating receivables	224	(2)	222	264

Investment receivables	3		3	3

Financing receivables	1		1	2

Total other receivables	233	(2)	231	277

Prepaid expenses	53		53	70

Deferred financing charges	16		16	22

Other deferred charges (*)	146		146	170

Deferred tax asset	106		106	98

Total	554	(2)	552	637

(*) These items are classified as fixed assets in the cash flow statement.

Note 10-1 - Maturity of Client and other receivables

	Gross values, August 31, 2004	Diminutions in value, August 31, 2004	Net book value, August 31, 2004	Due within one year	Due from one to five years	Due after five years	Net book value, August 31, 2003

Accounts receivable	1,446	(78)	1,368	1,368			1,383

Other receivables	233	(2)	231	204	27		277

Prepaid expenses .	53	0	53	51	1	1	70

The allowance for doubtful accounts represents 5.4% of accounts receivable as of August 31, 2004 compared to 4.4% as of August 31, 2003.

Concentration of credit risk within accounts receivable is limited because of the large customer base.

Note 10-2 Maturity of deferred charges

	August 31, 2004	Due within one year	Due fromone to five years	Due after five years	August 31, 2003

Deferred financing charges	16	6	10	0	22

Deferred charges	146	31	75	40	170

Deferred financing costs are amortized over the maturity period of the related debt.

Other deferred charges include the following:

-	Investments of EUR 119 million in client facilities principally in the U.S., which are amortized over the related contract term.

-	EUR 12 million of bid costs on long term contracts, which are amortized over the shorter of their estimated useful life and 10 years.

-	EUR 7 million of start-up costs on long term contracts, which are amortized over the shorter of their estimated useful lives and 10 years.

Note 11 - Deferred taxes

	August 31, 2004	August 31, 2003

Deferred tax assets	106	98

Deferred tax liabilities	(20)	(17)

Net deferred tax assets	86	81

As of August 31, 2004, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 21 million including EUR 3 million of net operating loss carry-forwards recorded by subsidiaries prior to their acquisition.

Breakdown of deferred taxes:

Deductible temporary differences

– Employee benefits liabilities	75

– Other temporary differences	8

Net operating loss carry -forwards	3

TOTAL	86

Note 12 - Deposits and marketable securities

Deposits and marketable securities include 3,033,771 shares in Sodexho Alliance purchased for a total amount of EUR 89 million. These shares are to be used to fulfill our obligations with respect to several stock option plans within the Group.

In order to value the Sodexho Alliance treasury shares at the average market price for the 20 days prior to August 31, 2004, the provision was increased by EUR 4 million during fiscal 2004, to EUR 11 million.

Deposits and marketable securities represent short-term cash investments and are stated at the lower of cost or net realizable value.

The fair values of deposits and marketable securities are shown in note 19.

Note 13 - Restricted cash

Restricted cash consists of funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (EUR 158 million) and as a guarantee for certain commitments entered into by Mexican affiliates (EUR 10 million).

Note 14 - Cash

Cash is comprised of the following:

	August 31, 2004 Gross	August 31, 2004 Provisions	August 31, 2004 Net

Marketable securities	548	12	536

Restricted cash	168	0	168

Cash	505	0	505

Total	1,221	12	1,209

Cash by type of currency as of August 31, 2004 was as follows:

Euros	675	55%

US Dollars	91	8%

Pounds Sterling	85	7%

Other currencies	370	30%

Total	1,221	100%

Note 15 - Shareholders’ equity

(in millions of euros except for number of shares)	Shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Foreign currency translation	Treasury shares	Group net income	Shareholders’ equity

Shareholders’ equity,
August 31, 2002	159,021,416	636	1,191	495	(76)	(31)	183	2,398

Share capital increase	149							0

Reclassification			(5)	5				0

Dividend payments by the holding company (net of dividends on treasury shares)				88			(183)	(95)

Net income for the period							162	162

Foreign currency translation adjustment				3	(218)	(1)		(216)

Shareholders’ equity,
August 31, 2003	159,021,565	636	1,186	591	(294)	(32)	162	2,249

Share capital increase	4,848							0

Dividend payments by the holding company (net of dividends on treasury shares)				67			(162)	(95)

Net income for the period							183	183

Foreign currency
translation adjustment				6	(151)			(145)
and other changes

Shareholders’ equity,
August 31, 2004	159,026,413	636	1,186	664	(445)	(32)	183	2,192

Indirectly held treasury shares

As of August 31, 2004, Sofinsod had a 7.13% indirect interest in Sodexho Alliance through its 18.5% interest in the capital of Bellon SA, which in turn holds 38.53% of Sodexho Alliance.

These shares, valued at EUR 32 million in Sofinsod’s financial statements, are reflected as a reduction to Shareholders’ Equity in the consolidated financial statements.

The Group is in compliance with the regulations L.225-210 and L.225-214 insofar as its reserves, other than the statutory reserves, are higher than the gross value of the treasury shares held.

Note 16 - Minority interests

Changes in minority interests are as follows:	August 31, 2004	August 31, 2003

Minority interests, beginning of year	66	73

Share capital increase	1	0

Dividends paid	(8)	(11)

Net income for the period	14	9

Change in consolidation scope	(47)	(2)

Currency translation and other	(1)	(3)

Minority interests, end of year	25	66

Note 17 - Provisions for contingencies and losses

	August 31, 2003	Increase	Release	Release without corresponding charge	Translation Differences and other	Change in consolidation scope	August 31, 2004

Payroll and other taxes	37	7	(3)	(2)	(5)		34

Employee litigation	16	9	(7)	(1)	(1)		16

Contract termination costs	11	6	(4)	(1)	(3)		9

Client and supplier litigation .	5	5	(1)				9

Equity method investees	8				1		9

Stock options.	0			(3)	7		4

Sodexho Inc. acquisition
provisions.	4				(1)		3

Large repairs	5	1			(3)		3

Other	3	3	(2)		1	1	6

	89	31	(17)	(7)	(4)	1	93

The following table summarizes the net impact to the income statement line items of the increases and releases to provisions for contingencies and losses as of August 31, 2004:

	Increase	Release

Operating	15	(11)

Financial	1	0

Exceptional	15	(13)

	31	(24)

Note 18 - Borrowings and financial debts

	Less than one year	One to five years	More than five years	Year ended August 31, 2004	Year ended August 31, 2003

Bonds

Euros	32	1,300		1,332	1,641

Total bonds	32	1,300	0	1,332	1,641
Bank borrowings including
impact of swaps (1)

US dollars	218	483		701	953

Euros	(41)	(116)	20	(137)	(388)

Pounds Sterling	132	(1)		131	85

Other currencies	18	5		23	45

Total bank borrowings	327	371	20	718	695

Capital lease obligations

US dollars	3	2		5	7

Euros	11	22	5	38	38

Other currencies		3		3	3

Total capital lease obligations	14	27	5	46	48

Other borrowings

Euros	6	2	1	9	4

Other currencies				0	1

Total other borrowings	6	2	1	9	5

Bank overdraft balances

Euros	16			16	25

US Dollars	1			1

Pounds Sterling				0	70

Other currencies	6			6	4

Total bank overdrafts	23	0	0	23	99

Total	402	1,700	26	2,128	2,488

(1) See note 19 for further information.

Note 18-1 Bond issues

	August 31, 2003	Increases	Repayments	Translation differences	August 31, 2004

1996 bond issue – FRF 2,000,000,000

Principal	305		305		0

Accrued interest	4		4		0

Total	309	0	309	0	0

• Number of securities	400,000				0

1999 bond issue – EUR 300,000,000

Principal	300				300

Accrued interest	6				6

Total	306	0	0	0	306

• Number of securities	300,000				300,000

2002 bond issue –
EUR 1,000,000,000

Principal	1,000				1,000

Accrued interest	26				26

Total	1,026	0	0	0	1,026

Total	1,641	0	309		1,332

Bond issues

EUR 305 million bond issue

Bonds issued on May 22, 1996, totaling FRF 2 billion (EUR 305 million) were fully redeemed on June 7, 2004.

EUR 300 million bond issue

On March 16, 1999, Sodexho Alliance issued 300,000 bonds of EUR 1,000 each for total proceeds of EUR 300 million.

The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625 percent per annum, which is payable on March 16 annually.

EUR 1 000 million bond issue

On March 25, 2002, Sodexho issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875 percent payable on March 25 annually.

Note 18-2 Other borrowings

Syndicated credit facility – April 2001

As of August 31, 2004, outstanding borrowings under the credit facility negotiated in April 2001 with a syndicate of banks, totaled USD 577 million (EUR 476 million) comprised of the following:

–	Tranche B, totaling USD 542 million, with quarterly repayments over 5 years, equated to EUR 447 million using the August 31,2004 exchange rate (pursuant to the swap agreement described in note 19 below, the US dollar variable LIBOR-based rate on this debt has largely been swapped for a fixed rate)

–	Tranche C totaling USD 150 million and reimbursable in April, 2006, of which USD 35 million (EUR 29 million using the August 31, 2004 exchange rate) was utilized, excluding outstanding letters of credit, as of August 31, 2004.

Since the creation of this syndicated credit facility, EUR 2.252 million has been reimbursed, including repayment of USD 156 million (EUR 129 million) during fiscal 2004.

Tranche C totaling USD 150 million remains available for short-term financing or for issuing letters of credit as of August 31, 2004, USD 35 million was drawn under this facility.

Revolving credit facility – May 2004

In May 2004, the Group arranged a revolving credit facility of EUR 360 million in order meet its working capital needs including the repayment of the EUR 305 million bond in June 2004. As of August 31, 2004, EUR 100 million and USD 100 million were utilized (totaling EUR 183 million). This revolving credit facility expires in April 2005 but the Group may extend it, at its discretion, to April 2006, or at the discretion of the banks to April 2007.

Covenants

The EUR 300 million bond issue redeemable on March 2009 and the May 2004 revolving credit facility are not subject to any financial covenants.

The credit facilities arranged in April 2001 with a syndicate of banks amounted to US dollars 577 million as of August 31, 2004 and include accelerated repayment conditions typical of this type of arrangement.

Also included in the terms are various specific covenants related to the level of ownership in Sodexho Alliance by Bellon S.A., which is not permitted to be lower than 33.3%, as well as to ratios pertaining to the Group’s consolidated net debt, its EBITA, and its net financial expense.

These ratios, which are evaluated at each half-year point and calculated based on a rolling 12 months, are as follows:

August 31, 2004	Covenant ratio	Actual ratio

Net debt / EBITDA*	<2	1.54

EBITA / financial expense*	>4	4.73

* These four items are defined in the credit agreement. These definitions differ in several respects from accounting definitions. For example, in the definition provided in the covenants, net debt does not include restricted cash. As such, the financial covenants cannot be recalculated from the published financial statements.

Should a covenant requirement not be met, the credit facilities agent or the banks representing more than two thirds of the credit facilities are authorized to require accelerated repayment of the balance of the credit facilities.

Accelerated repayment of the credit facilities gives the holders of the March 2002 EUR 1 billion bond issue, and the banks included in the May 2004 revolving credit facility the right to demand repayment.

Interest rates

In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated.

As of August 31, 2004, 79% of borrowings are at fixed rates and the average interest rate at this date was 5.2% .

Note 19 - Financial instruments

The table below summarizes the impact on the financial statements of the financial instruments described in note 18:

in millions of euros	Note	Borrowings in euros	Borrowings in USD	Borrowings in GBP	Borrowings in other currencies	TOTAL

a) Borrowings subject to cross currency agreements:
– UK borrowings
(GPB 91 million)	(1)
Due to the bank GBP 91 million				135		135
Due from the bank EUR 135 million		(135)				(135)

– Sxo Scandinavia swaps
(SEK 75 million)	(2)
Due to the bank SEK 75 million					8	8
Due from the bank EUR 8,3 million		(8)				(8)

– Sodexho Inc. swaps
(US dollar 111,7 million)
			95			95
Due to the bank US $114,9 million		(130)				(130)
Due from the bank EUR 129,6 million

- other subsidiaries swaps (not detailed)		2		(4)	2	0

b) Borrowings subject to interest rate swap agreements
			305			305
c) Borrowings not subject to hedging arrangements
		134	301	0	13	448
Total borrowings		(137)	701	131	23	718

a)	Cross currency swaps

	1.	In August 2004, a cross currency swap was arranged (GBP 91 million against EUR 135 million) to cover a GBP 91 million intercompany loan. This swap terminates during fiscal 2005.

	2.	In June 1999, a cross currency swap was negotiated on a loan of EUR 50.1 million Sodexho Scandinavia Holding AB (4.15% against a variable interest rate in Swedish crowns) As of August 31, 2004 the related debt at the swapped rate totaled SEK 75 million against EUR 8.3 million. This swap terminates during fiscal 2005.

	3.	In March 2002, a cross currency swap was negotiated on an inter-company loan of US dollar 309 million to Sodexho, Inc. (6.325% against 6.5775% and in euro against US dollars) reimbursable on March 25, 2007. As of August 31, 2004, the debt at the swapped rate totaled USD 115 million against EUR 130 million. The decrease in the dollar against the euro, since the negotiation of the swap, led to a decrease in the debt as converted to euro of EUR 35 million.

b) Interest rate swaps

Several interest rate swaps (3.3% to 5.9% against USD LIBOR) maturing in fiscal 2005 were negotiated in order to cover part of Sodexho, Inc.’s loans of USD 370 million (EUR 305 million).

Fair value of financial instruments

In Millions of Euros	August 31, 2004

ASSETS	Net book value	Fair value	Difference

Financial fixed assets
Investments	9	9	0
Receivables from investees	20	20	0
Loans receivables	6	6	0
Other long-term investments	20	20	0
Other financial fixed assets	11	11	0
• Total financial fixed assets	66	66	0
• Equity method investees	14	14	0
Marketable securities and other
Cash	92	92	0
Term deposits	131	131	0
Debt securities	100	100	0
Mutual funds –SICAV	116	116	0
Listed securities	3	3	0
Mutual funds – other	5	5	0
Sodexho Alliance shares (*)	89	65	(24)
• Total marketable securities and other	536	512	(24)
• Restricted cash	168	168	0
Total assets	1,231	1,207	(24)

LIABILITIES
Bonds
2002 EUR 1 billion bond issuance	1,026	1,095	69
1999 EUR 300 million bond issuance	306	306	0
Total	1,332	1,401	69
Bank debt
Sodexho, Inc. borrowings	607	608	1
Swap on intercompany loan with	(35)	(37)	(2)
Sodexho, Inc
Sodexho Alliance borrowings	100	100	0
Other bank debt	46	46	0
• Total bank debt	718	717	(1)
• Bank overdrafts	23	23	0
• Other borrowings	55	55	0
• TOTAL BORROWINGS	2,128	2,196	68
• Other liabilities
Debt on acquisition of 53% of Sodexho, Inc.(*)	28	4	(24)
Total Liabilities	2,156	2,200	44

(*)	Part of the acquisition debt for the remaining Sodexho Marriott Services, Inc. shares acquired in June 2001 was payable in the equivalent of Sodexho Alliance shares; the debt has been revalued using the price paid by Sodexho to purchase its own shares on the open market. As of August 31, 2004, the fair value of the Sodexho Alliance Shares was EUR 24 million lower than its net book value; the fair value of the related debt was EUR 24 million lower than its net book value

Note 20 - Other liabilities

	Net value at August 31, 2004	Less than 1 year	1 to 5 years	More than 5 years	August 31, 2003

Advances from clients	123	122	0	1	171
Tax and employee liabilities	1,048	912	8	128	974
Other operating liabilities	64	63	1	0	59
Investment related liabilities.	28	1	27	0	37
Financing related liabilities	0	0	0	0	1
Deferred revenues	48	44	3	1	35
Other liabilities	1,311	1,142	39	130	1,277
Deferred tax liabilities (1)	20	–	–	–	17

Total	1,331				1,294

(1) Not analyzed by maturity

Note 21 -	Cash Flow Statement – additional information

Note 21-1	Changes in Working Capital

	August 31, 2003	Increase/ (decrease)	Securitization(2)	Translation adjustments	Change in consolidation scope	August 31, 2004

Loans receivable and other financial investments(1)
	18			0		18
Inventories	170			(8)	1	163
Advances to suppliers	8	(3)				5
Accounts receivable	1,383	5	36	(62)	6	1,368
Other operating receivables	264	(31)		(12)	1	222
Prepaid expenses.....	70	(14)		(3)		53
Operating receivables	1,913	(43)	36	(85)	8	1,829
Investment related receivables.	3					3
Financing related receivables	24	29	(36)			17
Changes in assets	1,940	(14)	0	(85)	8	1,849

Advances from customers.	171	(43)		(6)	1	123
Accounts payable.	1,128	(47)		(53)	7	1,035
Vouchers payable	794	80		(28)	(3)	843
Taxes and social charges payable	974	111		(39)	2	1,048
Other operating payables	59	6		(1)		64
Deferred revenues.	35	13				48
Operating liabilities	3,161	120		(127)	7	3,161
Investment related payables .	37	(9)				28
Financing related payables .	1	(1)				0
Changes in liabilities	3,199	110		(127)	7	3,189

Change in working capital from operating activities
		163
Change in working capital from investment activities
		(9)
Change in working capital from financing activities
		(30)

(1)	This item is included in Financial Investments in the Balance Sheet.

(2)	The securitization flow effects the changes in working capital from financing activities.

Note 21-2 Changes in financial borrowings

	August 31, 2003	Increase/ (decrease)	Translation adjustments	Change in consolidation scope	August 31, 2004

Bonds	1,641	(309)			1,332
Bank borrowings	695	113	(90)		718
Bank overdraft balances	99	(78)	1	1	23
Capital lease obligations	48	(1)	(1)		46
Other borrowings	5	5	(1)		9

	2,488	(270)	(91)	1	2,128

Note 21-3 Acquisitions and disposals of tangible and intangible assets and subsidiaries

	Acquisitions	Disposals	Net

Tangible and intangible assets (*)	(176)	14	(162)
Variation in financial assets	(5)	6	1
Less: tax effects on disposals		(1)	(1)

Total change in tangible and intangible assets	(181)	19	(162)

Acquisitions (disposals) of subsidiaries	(79)	1	(78)
Less: cash in acquired and disposed of companies, net	3	(2)	1
Less: tax effects on disposals		3	3
Net cash from changes in consolidation scope	(76)	2	(74)

TOTAL	(257)	21	(236)

(*) includes other deferred charges relating to fixed assets.

Note 22 - Commitments

Note 22-1 Off balance sheet commitments

	August 31, 2004				August 31, 2003

	<1 year	1–5 years	>5 years	Total	Total
Financial guarantees to third parties	46	19	9	74	59
Performance bonds on operating leases	17	17	4	38	33
Client performance bonds	6	10	0	16	48
Other commitments	4	3	0	7	10

Total	73	49	13	135	150

To our knowledge, with respect to the above table, there are no other significant off balance sheet commitments.

*Sureties:

In connection with its Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling EUR 10 million as of August 31, 2004. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries during fiscal 2004 were not significant.

Note 22-2 Commitments to purchase or sell shares in companies

Commitments made

* Abra (subsidiary of Sodexho Scandinavian Holding AB)

The Group, through its Sodexho Scandinavian Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 8% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amount per the agreement is EUR 0.5 million and it is estimated at EUR 1.9 million, based on current projections.

* Altys Multiservice

The Group has entered into a put agreement to acquire 18.5% of the shares of Altys Multiservice from minority shareholders between October 1 and November 30, 2005 and 1.5% between October 1 and November 30, 2007 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year’s results.

* Sodexho Italia

The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010 at the latest for a purchase price based on a multiple of the average economic profits as defined contractually.

* Sodexho MM Catering

The Group has entered into a put agreement to acquire the remaining 9.5% of the shares of Sodexho MM Catering from the minority shareholders at any time for a purchase price based on a multiple of the average economic profits as defined contractually for a minimum amount of EUR 0.2 million.

Commitments received

* Patriot Medical Technologies, Inc.

The minority shareholders of Patriot Medical Technologies, Inc have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot Medical Technologies, Inc, if any, for the greater of US dollar 2 million and five times Patriot Medical Technologies, Inc.’s EBITDA, reduced by adjustments defined in the contract between the parties.

* Abra

The minority shareholders of Abra have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, in November, 2005 at the latest.

* Sodexho Italia:

The minority shareholder of Sodexho Italia has entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, on July 1, 2010 at the latest.

* Altys Multiservice

18.5% of the minority shareholders of Altys Multiservice have entered into a call agreement to sell the remaining shares to the Group between October 1, 2005 and November 30, 2005 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year’s results.

Note 22-3 Other commitments

Securitization

During fiscal 1999 our food management and services subsidiaries in the United Kingdom entered into a long-term agreement to securitize without recourse a portion of their accounts receivable.

As of August 31, 2004, the amount securitized totaled GBP 32.4 million (EUR 48 million) within a program authorizing a maximum amount of GBP 55 million.

The decrease in securitization of EUR 36 million (excluding currency effects) compared to August 31, 2003 is included under the caption “working capital from financing activities” in the cash flow statement.

Note 22-4 Commitments for stock options in Sodexho Alliance shares

The group, through its stock option plans, is committed to deliver 2,168,641 Sodexho Alliance shares to employees of Sodexho, Inc. at an average price of USD 27.30 in connection with the acquisition of 53% of the shares of Sodexho Marriott Services in June 2001.

Issuance date	Exercisable period

	From	To	Subscription price	Number of shares

June, 2001	Before August	April, 2011	28.16USD	1,898,259
	31,2004

June, 2001	Fiscal 2005	April, 2011	21.31USD	270,382

TOTAL				2,168,641

To date, 5,669,293 Sodexho Alliance shares have been granted by the Board of Directors to employees of the Group in connection with various stock option plans.

Issuance date	Exercisable period

	From	To	Exercise price	Number of shares on August 31, 2004

January, 2000	March, 2004	January, 2005	39.86 euros	69,026
April, 2000	March, 2004	January, 2005	39.86 euros	2,251
January, 2001	March, 2005	January, 2006	48.42 euros	298,761
January, 2002	January, 2006	January, 2007	47.00 euros	394,340
January, 2002	January, 2006	January, 2008	47.00 euros	1,068,242
September, 2002	April, 2006	March, 2008	47.00 euros	12,000
October, 2002	October, 2006	October, 2007	21.87 euros	2,730
January, 2003	January, 2004	January, 2009	24.00 euros	2,739,100
June, 2003	January, 2004	January, 2009	24.00 euros	84,660
January, 2004	January, 2005	January, 2010	24.50 euros	998,183

TOTAL				5,669,293

(Number of options)	Fiscal 2004

Options outstanding as of September 1, 2003	5,085,838

Options granted	1,009,683

Options exercised	(4,150)

Forfeitures due to employee departures	(273,739)

Forfeitures due to unmet performance objectives	(148,339)

Options outstanding as of August 31, 2004	5,669,293

A second stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a provision of EUR 3.5 million was recorded in the consolidated financial statements as of August 31, 2004.

Note 22-5 Commitments for operating leases

As of August 31, 2004 over the residual life of operating leases, the total future payments are as follows:

– Less than one year:	EUR 100 million
– Between one and five years:	EUR 174 million
– More than five years:	EUR 24 million

Operating lease commitments relate to:

– central kitchens under tri-partite agreements and counter-guarantees from French local authorities for EUR 52 million
– rent for office space for EUR 132 million
– various equipment (site equipment, vehicles, and other equipment) for EUR 114 million

Note 23 - Retirement and other commitments

The following table presents defined benefit obligations by geographic zones:

	United Kingdom and Ireland	Continental Europe	Others	August 31, 2004	August 31, 2003

Benefit obligation to employees	376	150	9	535	477
Liability recorded	0	84	9	93	80
Fair value of assets	255	43	0	298	269

Deficit	121	23	0	144	128

Obligations recorded in the balance sheet

Obligations recorded as a liability in the balance sheet relate to retirement indemnities and related payments totaling EUR 93 million as of August 31, 2004.

Other obligations

As of August 31, 2004, obligations, which were not recorded as a liability in the balance sheet totaled EUR 442 million.

United Kingdom

In United Kingdom, the retirement plan obligation of EUR 376 million for which there is an external fund relate to a complementary retirement plan based on a percentage of ending salary (regarding employees working in the private sector) or based on comparable payments in the public sector (regarding employees working in the public sector).

The obligations have been calculated using the projected unit credit valuation method using the following assumptions:

•	Discount rate	5.60%
•	Rate of salary increase	4.25%
•	Inflation rate	3.00%
•	Rate of return on plan assets	7.40%

It was decided to close the plan to new employees effective July 1, 2003 and to increase the contributions to the funds, which should allow for full coverage of the obligations at the end of eight years.

Continental Europe

As of August 31, 2004 obligations which were not recorded in the balance sheet totaled EUR 66 million. The main defined benefit plan is in the Netherlands, where retirement plan indemnities are provided to certain employees.

The obligations are calculated using the projected unit credit valuation method with the following assumptions:

•	Discount rate	5.25%
•	Rate of salary increase	3.00%
•	Inflation rate	2.00%
•	Rate of return on plan assets	5.90%

United States

Our subsidiaries in the United States do not have significant defined benefit plans. Defined contribution plans are in place for certain members of local management.

Note 24 - Other information

Note 24-1

Compensation, advances, loans and retirement plan commitments made to members of the Sodexho Alliance Board of Directors and the Group President and Chief Operating Officers :

•	Compensation	EUR 0.27 million
•	Advances and loans	None
•	Defined contribution retirement plan	EUR 0.05 million

Note 24-2 Related parties

The subsidiaries of the Sodexho Alliance Group paid Sodexho Alliance SA EUR 67 million for management and coordination services provided during fiscal 2004.

Bellon SA holds 38.53% of the capital of Sodexho Alliance. Pursuant to an agreement between Bellon SA and Sodexho Alliance, Bellon SA invoiced Sodexho Alliance EUR 3 million for consulting and advisory services during fiscal 2004.

Sodexho Alliance paid dividends of EUR 37.5 million to Bellon SA during fiscal 2004.

Note 24-3 Litigation

Mc Reynolds vs. Sodexho Marriott Services, Inc.

On March 8, 2001, ten current and former employees of Sodexho, Inc., the majority of whom had worked for Marriott Management Services, Inc. (later known as Sodexho Marriott Services, Inc., and now known as Sodexho, Inc.) filed a lawsuit against Sodexho, Inc. in the U.S. District Court for the District of Columbia, alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs’ complaint alleges unspecified damages on behalf of a class relating to the period commencing March 27, 1998 and ending on July 1, 2001,as well as reimbursement of plaintiffs’ costs and attorneys’ fees. After substantially completing discovery, Sodexho estimates the size of the class to be approximately 2,400 current and former employees of Sodexho, Inc. Sodexho, Inc. has denied the plaintiffs’ allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc.’s requests for permission to appeal this decision have been denied by both the U.S. Court of Appeals for the District of Columbia and the U.S. Supreme Court. In December 2003, the court directed the parties to engage in mediation, but no settlement has been reached. In October, 2004, the Judge scheduled a hearing on two Sodexho pre-trial motions, including a motion for summary judgment for early December, 2004 and in the event that the matter proceeds to trial, the judge has indicated a trial date of April, 2005. A resolution of plaintiffs’ claims in their favor could have a material effect on our net income.

As from fiscal 2002, a provision of USD 10 million ( EUR 8.3 million as of August 31, 2004) has been maintained for defense costs anticipated in connection with this lawsuit.

We are involved in a number of other legal proceedings incidental to the normal conduct of our business. We do not believe that liabilities relating to the these proceedings are likely to be, in the aggregate, material to our business or our consolidated financial position.

Note 25- Subsequent events

There have been no significant events arising subsequent to August 31, 2004.

Note 26- Group employees

As of August 31, 2004, the employees of the Group were as follows:

•	Executives and middle management	6,408
•	Site managers and supervisory staff	32,368
•	Front line service staff and other	274,199

Total		312,975

V CONSOLIDATION SCOPE

The activities of the SODEXHO GROUP are carried out autonomously in different subsidiaries in each country where the Group has a presence. Under the control of the Executive Committee, each subsidiary has an independent organizational structure with its own Board, operating, human resources and financial and administrative management.

Companies managed by SODEXHO have been fully consolidated. Companies over which SODEXHO is able to exercise significant influence have been accounted for by the equity method.

All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared as at August 31 and for the twelve months then ended (fiscal year-end of SODEXHO ALLIANCE).

A number of companies having minimal impact on the true and fair view of Group’s consolidated financial statements have been excluded from consolidation, notably those having revenues of less than EUR 2 million, net income or less of EUR 0.1 million and total assets of less than EUR 2 million.

The information on Group companies is limited to what is given in the table below, since further disclosure would be detrimental to the Group’s interests.

A list of subsidiaries and the Group’s percentage interest and the percentage of voting rights held is provided below. Unless indicated otherwise by a percentage, the Group owns 97% or more of the outstanding shares of the subsidiary.

The annotation “N” denotes the fourteen companies consolidated for the first time in fiscal 2004.

The annotation “EM” denotes the fifteen companies accounted for by the equity method. All other companies are fully consolidated.

		% interest	% voting rights	Principal activity	Country

France

	Société Francaise de Restauration			FMS	France

	Comrest			FMS	France

	Sofomedi			FMS	France

	Sorescom			FMS	France

	Sorepar			FMS	France

	Altys Multiservice	80%	80%	FMS	France

	Altys Gestion			FMS	France

	Société Française de Services			FMS	France

	Société Française de Restauration et Services			FMS	France

	Société Marseillaise de Restauration et Services			FMS	France

	Sodequip			FMS	France

	Société Havraise de Restauration et Services			FMS	France

	O.L. Restauration	70%	70%	FMS	France

	Ecorest	51%	51%	FMS	France

	Sodexho Prestige			FMS	France

	S.I.R.			FMS	France

	C.I.R.			FMS	France

	Siges			FMS	France

	La Normande SA			FMS	France

	La Normande Sarl			FMS	France

	Hedelrest			FMS	France

	R.G.C.			FMS	France

	Sogerest			FMS	France

	Sagere			FMS	France

	Société Bretonne de Restauration et Services			FMS	France

	Société Thononaise de Restauration et Services			FMS	France

	Sogeres (consolidated)			FMS	France

	Bateaux Parisiens (consolidated)			FMS	France

	Armement Lebert Buisson			FMS	France

	Société des Thermes de Neyrac-les-bains			FMS	France

	Emis			FMS	France

	Catesco			FMS	France

	Sodexho Chèques et Cartes de Services			SVC	France

	Sodexho Pass International			HOL	France

	Sodexho France			HOL	France

	Universal Sodexho SA			HOL	France

	Sofinsod			HOL	France

	Etinbis			HOL	France

		% interest	% voting rights	Principal activity	Country

France

	Etin			HOL	France

	Gardner Merchant Groupe			HOL	France

	Loisirs Développement			HOL	France

	Holding Altys			HOL	France

	Astilbe			HOL	France

	Holding Sogeres			HOL	France

	Sodexho Amérique du Sud			HOL	France

	Sodexho Management			HOL	France

	Sodexho Europe Continentale			HOL	France

	Sodexho Asie Océanie			HOL	France

	Sodexho I.S & T.			HOL	France

	Siges Guyane			FMS	France

	Société Hôtelière de Tourisme de Guyane			FMS	France

	Sodex’Net			FMS	France

	Guyane Propreté			FMS	France

	Sodexho Guyane			FMS	France

	Société Guyanaise de Protection et Gardiennage			FMS	France

	Sodexho Antilles			FMS	France

		% interest	% voting rights	Principal activity	Country

Americas

	Sodexho, Inc. (consolidated)			FMS	USA

	Sodexho Vending Services	51%	51%	FMS	USA

	Sodexho Canada			FMS	Canada

EM	NANA	49%	49%	FMS	USA

	Spirit Cruises			FMS	USA

	Delta Catering Management	49%	49%	FMS	USA

	Universal Sodexho USA, Inc.			HOL	USA

	Universal Sodexho Partnership			FMS	USA

	Universal Services Enterprises LLC			FMS	USA

	Sodexho Pass USA			SVC	USA

	Energy Catering Services LLC			FMS	USA

	Universal Sodexho Empresa de servicios y			FMS	Venezuela
Campamentos

	Universal Sodexho Services de Venezuela			FMS	Venezuela

	Universal Services do Brazil Ltda			FMS	Brazil

	Sodexho Do Brazil Comercial Ltda			FMS	Brazil

	Sodexho Argentina			FMS	Argentina

	Sodexho Colombia	65%	65%	FMS	Colombia

	Sodexho Venezuela Alimentacion y Servicios	70%	70%	FMS	Venezuela

	Sodexho Costa Rica			FMS	Costa Rica

	Sodexho Mexico			FMS	Mexico

	Doyon Universal Services JV	50%	50%	FMS	USA

	Sodexho Peru			FMS	Peru

	Sodexho Sitios Remotos Peru			FMS	Peru

		% interest	% voting rights	Principal activity	Country

Americas

EM	BAS	33%	33%	FMS	Chile

EM	BAS II	33%	33%	FMS	Chile

	Siges Chile			FMS	Chile

	Sodexho Chile (consolidated)			FMS	Chile

	Sodexho Servicios de Personal			FMS	Mexico

	Sodexho Mantenimiento y Servicios			FMS	Mexico

	Sodexho Pass do Brazil			HOL	Brazil

	Cardapio Informatica			SVC	Brazil

	National Administracao de Restaurentes			SVC	Brazil

	Sodexho Pass Chile			SVC	Chile

	Sodexho Pass Venezuela	64%	64%	SVC	Venezuela

	Sodexho Pass de Colombia	51%	51%	SVC	Colombia

N	Sodexho Pass Perou			SVC	Peru

N	Sodexho Pass Panama	51%	51%	SVC	Panama

	Luncheon Tickets			SVC	Argentina

	Prestaciones Mexicanas SA de CV			SVC	Mexico

	Sodexho Servicios Operativos			SVC	Venezuela

		% interest	% voting rights	Principal activity	Country

Africa

Universal Sodexho Afrique				FMS	France

Universal Sodexho North Africa				FMS	France

Universal Sodexho Nigeria				FMS	Nigeria

Universal Sodexho Gabon		90%	90%	FMS	Gabon

Sodexho Angola				FMS	Angola

Sodexho Pass Tunisie		49%	49%	SVC	Tunisia

Sodexho Maroc				SVC	Morocco

Guinea
Universal Sodexho Guinea Ecuatorial		70%	70%	FMS	Equatorial

Sodexho Cameroon		70%	70%	FMS	Cameroon

Universal Sodexho Congo				FMS	Congo

Sodexho Southern Africa (consolidated)		55%	55%	FMS	South Africa

Sodexho Investments Ltd.				HOL	South Africa

Sodexho Tanzania				FMS	Tanzania

		% interest	% voting rights	Principal activity	Country

Europe

	Sodexho Monaco			FMS	Monaco

	Sodexho Belgique			FMS	Belgium

	Altys Belgique			FMS	Belgium

	Restaura			FMS	Belgium

N	SIMA			FMS	Belgium

	Altys Suisse			FMS	Switzerland

	Altys Deutschland			FMS	Germany

		% interest	% voting rights	Principal activity	Country

Europe

N	Altys Austria GmbH			FMS	Austria

N	Altys République Tchèque			FMS	Czech Republic

	Sodexho Luxembourg (consol)			FMS	Luxembourg

	Sodexho Italia (consolidated)			FMS	Italy

	Sodexho D.O.O.			FMS	Slovenia

	Sodexho Oy			FMS	Finland

	Coffee Queen Oy	92%	92%	FMS	Finland

	Sodexho Scandinavian Holding AB (consolidé)			FMS	Sweden

	Sodexho Espana (consol)			FMS	Spain

	Sodexho Portugal II Restauracao e Servicios			FMS	Portugal

	Sodexho Portugal Catering			FMS	Portugal

	Sodexho Hellas	56%	56%	FMS	Greece

	Sodexho Catering & Services GmbH			FMS	Germany

	Sodexho S.C.S.GmbH			FMS	Germany

	Plauen Menu		90%	FMS	Germany

	Barenmenu GmbH			FMS	Germany

N	HDL Catering			FMS	Germany

	Sodexho A.O.			FMS	Russia

	Sodexho Euroasia			FMS	Russia

	Imagor Services			HOL	Belgium

Czech
	Sodexho Spolecne Stravovani			FMS	Republic

Czech
	Sodexho Skolni Jidelny Sro			FMS	Republic

	Sodexho Spolocne			FMS	Slovakia

	Sodexho Magyarorszag Kft			FMS	Hungary

	Zona Vendeglato Kft			FMS	Hungary

	Sodexho Toplu Yemek			FMS	Turkey

	Sodexho Polska Sp. Zoo			FMS	Poland

	Sodexho MM Catering GmbH	91%	91%	FMS	Austria

EM	Agecroft Prison Management	50%	50%	FMS	United Kingdom

	Sodexho Services Group Ltd			HOL	United Kingdom

EM	HPC Limited	25%	25%	FMS	United Kingdom

	Sodexho International Holdings Ltd			HOL	United Kingdom

	Keyline Travel Management			FMS	United Kingdom

	Sodexho Limited			FMS	United Kingdom

	Sodexho Prestige Limited			FMS	United Kingdom

	Universal Sodexho Scotland			FMS	United Kingdom

	Harmondsworth Detention Services Ltd	51%	51%	FMS	United Kingdom

	UKDS			FMS	United Kingdom

N,					United Kingdom
EM	Sodexho Catalyst Romford Havering	25%	25%	FMS

N,
EM	Sodexho Catalyst Roehampton	25%	25%	FMS	United Kingdom

	Tillery Valley Foods Limited			FMS	United Kingdom

	Rugby Hospitality 2003 Ltd	55%	55%	FMS	United Kingdom

	Sodexho Defence Services Limited			FMS	United Kingdom

	Sodexho Land Technology Limited			FMS	United Kingdom

	Sodexho Investments Services Limited			FMS	United Kingdom

EM	Peterborough Prison Management Limited	33%	33%	FMS	United Kingdom

		% interest	% voting rights	Principal activity	Country

Europe

EM	Ashford Prison Services Limited	33%	33%	FMS	United Kingdom

	Sodexho Holding Ltd			HOL	United Kingdom

	Sodexho Education Services Ltd			FMS	United Kingdom

	Sodexho Management Services Ltd			FMS	United Kingdom

	Sodexho Healthcare Services Ltd			FMS	United Kingdom

	Sodexho Support Services			HOL	United Kingdom

	Universal Sodexho Norway			FMS	Norway

	Universal Sodexho Holdings Ltd			FMS	United Kingdom

	Universal Services Europe Ltd			FMS	United Kingdom

	Universal Sodexho The Netherlands BV			FMS	Netherlands

	Primary Management Aldershot	60%	60%	FMS	United Kingdom

EM	Mercia Healthcare Holdings Ltd	25%	25%	FMS	United Kingdom

EM	South Manchester Healthcare Ltd	25%	25%	FMS	United Kingdom

	Sodexho Holdings – Ireland Ltd			HOL	Ireland

	Sodexho Ireland Limited			FMS	Ireland

	Sodexho BV			FMS	Netherlands

	Sodexho Nederland BV			FMS	Netherlands

	Sodexho Prestige BV			FMS	Netherlands

	Sodexho Pass Belgique			SVC	Belgium

	Special Event			SVC	Belgium

	Sodexho Pass Luxembourg			SVC	Luxembourg

	Sodexho Pass GmbH			SVC	Germany

	Sodexho Card Services GmbH			SVC	Germany

	Sodexho Pass srl			SVC	Italy

	Sodexho Pass Espana	95%		SVC	Spain

	Ticket Menu	95%	95%	SVC	Spain

	Sodexho Pass Austria GmbH			SVC	Austria

	Sodexho Pass Limited			SVC	United Kingdom

	Sodexho Pass Hungaria Kft			SVC	Hungary

	Sodexho Pass Bulgaria			SVC	Bulgary

	Sodexho Pass Ceska Republika			SVC	Czech Republic

	Sodexho Pass Slovak Republic			SVC	Slovakia

	Sodexho Pass Polska			SVC	Poland

	Sodexho Restoran Servisleri AS	80%	80%	SVC	Turkey

N	Netser	40%	50%	SVC	Turkey

	Sodexho Pass Romania			SVC	Roumania

	Catamaran Cruisers			FMS	United Kingdom

	Compagnie Financière Aurore International			HOL	Belgium

	Pakzon			HOL	Netherlands

		% interest	% voting rights	Principal activity	Country

Asia – Pacific, Middle East

United Arab
	Kelvin Catering Ltd	49%	49%	FMS	Emirates

	Teyseer Services Company	49%	49%	FMS	Qatar

	Restauration Française (New Caledonia)	72%	72%	FMS	France

	Sodexho Nouvelle-Calédonie	54%	54%	FMS	France

	SRRS (La Réunion)			FMS	France

	Sodexho Singapore			FMS	Singapore

		% interest	% voting rights	Principal activity	Country

Asia – Pacific, Middle East

	Sodexho Malaysia			FMS	Malaysia

	Sodexho Hong Kong Ltd			FMS	Hong Kong

Sodexho Healthcare Support Services
N,EM		26%	26%	FMS	Thaïland
(Thaïlande)

	Sodexho Korea Co Ltd			FMS	Korea

	Universal Sodexho Eurasia			FMS	United
Kingdom

	Aims Corporation			FMS	Australia

	Universal Remote Sites Services			FMS	Singapore

	PT Universal Ogden Indonesia	50%	50%	FMS	Indonesia

N	Altys Multi-Services Pty			FMS	Australia

	Sodexho Australia			FMS	Australia

	Rugby Hospitality 2003 Pty	55%	100%	FMS	Australia

EM	Serco Sodexho Defence Services Pty Ltd	50%	50%	FMS	Australia

	Sodexho Venues Australia Pty			FMS	Australia

EM	Serco Sodexho Defence Services New Zealand	50%	50%	FMS	New-Zealand

	Universal Sodexho Pty Ltd			FMS	Australia

Sodexho (Tianjing) Services Management
	Company Ltd			FMS	China

N	Sodexho Shanghaï Management Services			FMS	China

	Sodexho Services Company Ltd Shanghai			FMS	China

	Sodexho (Suzhou) Services Company Ltd			FMS	China

	Beijing Sodexho Services Company Ltd			FMS	China

	Sodexho Guangzhou Management Services Ltd			FMS	China

	Sodexho Pass Shanghai			SVC	China

	Sodexho India			FMS	India

	Sodexho Pass Services India	74%	74%	SVC	India

N	Sodexho Pass Inc.	60%	60%	SVC	Philippines

	Sodexho Services Lebanon	60%	60%	FMS	Lebanon

United Arab
	S.I.S.A. UAE			FMS	Emirates

N, EM	Sodexho Kazmunaïgas Services	49%	49%	FMS	Kazakhstan

	Sakhalin Support Services	95%	95%	FMS	Russia

	Allied Support			FMS	Russia

Business: FMS = Food and Management Services, SVC = Service Vouchers and Cards, HOL = Holding company

Statutory Auditors’ Report on the Consolidated Financial Statements for the year ended August 31, 2004

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Meeting, we have audited the accompanying consolidated financial statements of Sodexho Alliance S.A. for the year ended 31 August 2004.

The consolidated financial statements have been approved by the board. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

II - Justification of our assessments

In accordance with the requirements of Article L.225-235 of the Code de Commerce (French Commercial Code) relating to the justification of our assessments, we bring to your attention the following matters:

-	The valuation of intangible assets relating to acquisitions (contract portfolios representing market share and goodwill) was reviewed by the Company as described in note 8 of the summary of significant accounting policies in the notes to the consolidated financial statements, using in particular the after tax discounted cash flows method.

-	We have assessed the appropriateness of the methodology applied, reviewed the related documentation which was prepared, and assessed the consistency of the data which was used and in particular the assumptions used in the preparation of the business plans.

-	With regards to the provisions for risks and litigation, our assessments were based on the facts available at the date of this report and as disclosed in paragraphs 17 and 24.3 of the notes to the consolidated financial statements.

These assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III- Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris and Paris La Défense, November 16, 2004

PricewaterhouseCoopers Audit		KPMG Audit
Department of KPMG S.A.

Gérard Dantheny	Hubert Toth	Patrick-Hubert Petit
Partner	Partner	Partner

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

ADDITIONAL INFORMATION REGARDING THE CONSOLIDATED FINANCIAL STATEMENTS

          1. Financial ratios

		As of the year ended August 31, 2004	As of the year ended August 31, 2003	As of the year ended August 31, 2002

	Long-term debt
Financial independence		0.8	0.8	1.0
	Shareholders’ equity and minority interests

	Permanent capital
Financing		0.9	0.9	1.0
	Long-term assets

	Borrowings
Debt coverage (in years)		4.8	6.4	6.9
	Cash provided by operating activities

	Group net income
Return on equity		9.1%	7.8%	8.3%
	Group shareholders’ equity (before Group net income for the year)

	EBITA
Interest cover		4.6	3.6	3.8
	Net financial expense

2. Exchange rates as of and for the year ended August 31, 2004

Country	Currency		Unit		EUR Closing Rate August 31, 2004	DUR Average Rate August 31, 2004

Euro Zone (1)	EURO	1	EUR	=	1.000000	1.000000

AFRICA	C.F.A (thousands)	1	CFA	=	1.524490	1.524490

ALGERIA	DINAR (thousands)	1	DZD	=	11.374274	11.425899

ANGOLA	KWANZA	1	AOA	=	0.009685	0.10253

ARABIA	RIAL	1	SAR	=	0.220167	0.221221

ARGENTINA	PESO	1	ARS	=	0.275505	0.283605

ARUBA	FLORIN	1	AWG	=	0.461276	0.463487

AUSTRALIA	DOLLAR	1	AUD	=	0.578102	0597305

BAHREIN	DINAR	1	BHD	=	2.19587	2.205273

BENGLADESH	TAKA DU BENGLADESH	1	BDT	=	0.013891	0.014049

BOLIVIA	BOLIVIANO	1	BOB	=	0.103600	0.105702

BRAZIL	REAL BULGARE	1	BRL	=	0.282000	0.280687

BULGARIA	LEV	1	BGN	=	0.511274	0.512515

CANADA	DOLLAR	1	CAD	=	0.626645	0.622471

CHILE	PESO (thousands)	1	CLP	=	1.320899	1.324613

CHINA	YUAN	1	CNY	=	0.099764	0.100235

COLOMBIA	PESO (thousands)	1	COP	=	0.325893	0.303260

COSTA RICA	COLON (thousands)	1	CRC	=	1.858494	1.955960

CZECH REPUBLIC	CROWN (thousands)	1	CZK	=	31.369597	31.034941

DENMARK	CROWN	1	DKK	=	0.134445	0.134425

EQUADOR	SUCRE	1	ECS	=	0.825696	0.829635

ESTONIA	CROWN	1	EEK	=	0.063912	0.063912

GHANA	CEDI (Thousands)	1	GHC	=	0.091824	0.093793

GUATEMALA	QUETZAL	1	GTQ	=	0.104463	0.103244

HONG KONG	DOLLAR	1	HKD	=	0,105858	0.106611

HUNGARY	FORINT (thousands)	1	HUF	=	4,012036	3.913144

ICELAND	ICELAND CROWN	1	ISK	=	0,011416	0.011369

INDIA	ROUPIE (thousands)	1	INR	=	17,857143	18.317580

INDONESIA	RUPIAH (thousands)	1	IDR	=	0,088767	0.95335

IRAN	RIAL IRANIAN	1	IRR	=	0,000095	0.000098

IRAK	DINAR	1	IQD	=	0,000566	0,000514

JAPAN	YEN (thousands)	1	JPY	=	7,515971	7.611589

KAZAKHSTAN	TENGE	1	KZT	=	0,006053	0.005893

KOREA	WON (thousands)	1	KRW	=	0,716841	0.708832

KUWAIT	DINAR	1	KWD	=	2,80191	2.813831

LIBAN	POUND LIB. (thousands)	1	LBP	=	0,547408	0.550699

LIBYA	DINAR	1	LYD	=	0,62298	0.625782

MALAYSIA	RINGGIT	1	MYR	=	0,218398	0.218415

MEXICO	PESO	1	MXN	=	0,072573	0.073853

MONGOLIA	TOGROG MONGOLIAN	1	MNT	=	0,000692	0.000709

MOROCCO	DIRHAM	1	MAD	=	0.091191	0.091241

NEW ZEALAND	DOLLAR New Zealand	1	NZD	=	0.37750	0.528737

NIGERIA	NAIRA (thousands)	1	NGN	=	6.239860	6.151211

NORWAY	CROWN	1	NOK	=	0119033	0.119506

OMAN	RIAL	1	OMR	=	2.147305	2.158998

PAKISTAN	RUPIAH	1	PKR	=	0.014091	0.014392

PANAMA	BALBOA	1	PAB	=	0.825696	0.830172

PERU	SOL	1	PEN	=	0.245122	0.239262

PHILIPPPINES	PESON	1	PHP	=	0.14703	0.014889

POLAND	ZLOTY	1	PLN	=	0.224306	0.214917

POLYNESIA	C.F.P	1	XPF	=	0.008380	0.008380

QATAR	RIAL	1	QAR	=	0.226840	0.228056

ROMANIA	LEU (thousands)	1	ROL	=	0.24400	0.024868

RUSSIA	ROUBLE (thousands)	1	RUB	=	28.271508	28.365818

SINGAPORE	DOLLAR	1	SGD	=	0.481835	0.484690

SLOVAKIA	SLOVAKIAN CROWN	1	SKK	=	24.863252	24.600573

SLOVENIA	TOLAR (thousands)	1	SIT	=	4.167014	4.205947

SOUTH AFRICA	RAND	1	ZAR	=	0.123625	0.124838

SWEDEN	CROWN	1	SEK	=	0.109573	0.109482

SWITZERLAND	SWISS FRANC	1	CHF	=	0.648172	0.645862

SYRIA	POUND	1	SYP	=	0.015974	0.016913

TANZANIA	SHILLING (thousands)	1	TZS	=	0.764082	0.765377

TAIWAN	DOLLAR	1	TWD	=	0.024247	0.024612

THAILAND	BAHT	1	THB	=	0.019828	0.020672

TRINIDAD/TOBAGO	DOLLAR	1	TTD	=	0.132055	0.133068

TUNISIA	DINAR	1	TND	=	0.650195	0.660882

TURKEY	POUND (millions)	1	TRL	=	0.548396	0.584551

UNITED ARAB EMIRATES	DIRHAM	1	AED	=	0.224830	0.225905

UNITED KINGDOM	POUND	1	GBP	=	1.480385	1.470651

UNITED STATES OF	DOLLAR	1	USD	=	0.825696	0.829635

VENEZUELA	BOLIVAR (thousands)	1	VEB	=	0.428289	0.472166

VIETNAM	DONG (thousands)	1	VND	=	0.052505	0.053067

YEMEN	RIAL	1	YER	=	0.004500	0.004502

(1)	Germany, Austria, Belgium, Finland, France, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain

          3. Five year financial summary

(in millions of euros)	August 31, 2004	August 31, 2003	August 31, 2002	August 31, 2001	August 31, 2000

SHAREHOLDERS’ EQUITY

Group	2,192	2,249	2,398	2,405	1,411

Minorities	25	67	73	131	525

	2,217	2,316	2,471	2,536	1,936

BORROWINGS

Long-term debt	1,726	1,881	2,420	2,174	1,830

Short-term debt	402	607	273	607	179

NET FIXED ASSETS

(including deferred charges, excluding
loans and other financial assets)	4,483	4,792	5,140	5,284	4,065

CASH AND CASH EQUIVALENTS,
RESTRICTED CASH AND MARKETABLE	1,221	1,286	1,330	1,213	896
SECURITIES (BEFORE PROVISIONS)

NET DEBT	907	1,202	1,363	1,568	1,113

REVENUE	11,494	11,687	12,612	11,943	10,505

EBITA	515	514	528	586	539

Consolidated net income (before
minority interests and goodwill	256	233	263	249	185
amortization)

Minority interests	14	9	13	67	69

Goodwill amortization	59	62	67	44	31

GROUP NET INCOME	183	162	183	138	85

Average number of shares (1)	155,022,697	159,021,546	158,814,504	138,180,536	134,262,484

Earnings per share (in euro) (2)	1.15	1.02	1.15	1.00	0.63

Dividends per share (in euro) (2)	0.70	0.61	0.61	0.56	0.56

Share price at August 31, (in euro) (2)	21.58	26.68	29.90	53.00	44.10

Highest share price during fiscal year (2)	28.15	30.83	55.75	60.10	48.75
Lowest share price during fiscal year (2)	20.16	17.95	25.10	42.00	32.05

(1)	Represents the arithmetic average of the average number of shares per month. The number of shares in the first two fiscal years have been restated in order to reflect the March 7 th , 2001 four-for-one stock split.
(2)	Restated amounts as per note (1)

4.	Reconciliation of French GAAP financial statements to U.S. GAAP

The Group’s consolidated financial statements have been prepared in accordance with French GAAP (accounting principles generally accepted in France in accordance with CRC no. 99-02, issued June 22, 1999) which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The effects of the application of U.S. GAAP to net income and shareholders’ equity are set forth in the tables below. An explanation of the main differences follows:

Reconciliation of consolidated net income (loss)

	For the year ended August 31,
	2004	2003	2002
	(in millions of euros)

Net income, as reported under French GAAP	183	162	183

U.S. GAAP adjustments:
Business combinations (a)	(24)	(39)	(100)
Stock-based compensation (b)	(4)	5	(10)
Pensions and postretirement benefits (c)	(13)	(27)	(3)
Investments in marketable equity securities (d)		-	-
Detachable stock purchase warrants (e)	(5)	(6)	(7)
Derivative financial instruments (f)	(4)	22	(6)
Treasury shares (g)	2	4	19
Other, net (h)	3	(2)	(4)
Deferred income tax effect (i)	31	29	45
Land Technology restatement, net of taxes (j)		-	19

Total U.S. GAAP adjustments	(14)	(15)	(47)

Net income (loss), as determined under U.S. GAAP	169	147	136

Reconciliation of consolidated shareholders’ equity

	August 31,
	2004	2003
	(in millions of euros)

Shareholders’ equity, as reported under French GAAP	2,192	2,249

U.S. GAAP adjustments:
Business combinations (a)	(350)	(352)
Stock-based compensation (b)	-	4
Pensions and postretirement benefits (c)	(66)	(63)
Detachable stock purchase warrants (e)	-	5
Derivative financial instruments (f)	3	6
Treasury shares (g)	(111)	(78)
Other, net (h)	15	12
Deferred income tax effect (i)	(31)	(47)

Total U.S. GAAP adjustments	(540)	(513)

Shareholders’ equity, as determined under U.S. GAAP	1,652	1,736

Notes to reconciliation of consolidated net income and consolidated shareholders’ equity

(a) Business combinations

Under French GAAP, all of the Group’s business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition.

          •     Market shares

The inclusion in the consolidation scope of Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services at fair value resulted in the recording of intangible assets relating to the value attributed to the significant market shares inherent in the portfolios of contracts held by these six companies in their principal geographic markets (the United States, France, the United Kingdom and Ireland, the Netherlands, Australia and Sweden).

The criteria used in the valuation of the market share are the revenues and EBITA achieved in the principal markets.

Market share intangible assets are not amortized in the consolidated financial statements. However, they are evaluated for impairment at each year end. In cases where there is a significant decline in value for more than two consecutive years, as calculated by comparing actual results to the original computation, the market share intangible asset is provisioned.

As indicated as of August 31, 2003, the impairment test on market shares and goodwill is further supported by a calculation of the assets’ “value in use”, as determined based on discounted future cash flows. The method used to determine value in use is described in the note II.8 to the consolidated financial statements.

          •     Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the markets in which the Group operates, goodwill is generally amortized over thirty years (calculated on a pro rata basis in the year of acquisition).

Deferred taxes are not recorded with respect to goodwill or market share under French GAAP.

Under U.S. GAAP, all of the Group’s business combinations are accounted for as purchases. In accordance with SFAS 141, “Business Combinations”, and related interpretations (APB 16 prior to July 1, 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, workforce (prior to July 1, 2001 only), and software intangible assets were identified with respect to the Group’s acquisitions. As a result, part of what was allocated to market share and goodwill under French GAAP is reallocated to these identified intangible assets for U.S. GAAP. The remaining excess of cost over fair value of the net assets acquired is recorded as goodwill. In accordance with SFAS 142 (APB 17 prior to September 1, 2001) all intangible assets acquired, including customer relationships, trademarks and software, are amortized over their estimated useful lives. In accordance with APB 17, goodwill and assembled workforce were amortized through fiscal 2001; thereafter assembled workforce has been reclassified to goodwill, which is no longer amortized. A deferred tax liability is recorded with respect to all intangible assets except goodwill. Generally, the amount assigned to goodwill is increased by an amount equal to the deferred taxes recorded.

(b) Stock option and stock purchase plans

          •     Stock option plans

The Group has historically granted certain employees options to purchase common shares of Sodexho Alliance. As a result, the Group has acquired treasury shares which are recorded as marketable securities in the balance sheet. Under French GAAP, these transactions have no impact on the income statement except in cases where the market value of the shares has declined or the number of shares in the portfolio is less than the number of exercisable options.

For U.S. GAAP, the Group has elected to account for its stock-based compensation plans in accordance with the intrinsic value method prescribed by APB Opinion No. 25 which requires that companies recognize total compensation cost equal to the excess, if any, of the market price of the share over the exercise price of the option on the measurement date. The measurement date is defined as the first date on which the number of shares the employee is entitled to receive and the exercise price are known. Option grants for which both the number of shares an employee is entitled to receive and the exercise price are known on the date of grant are referred to as “fixed” stock option grants. All other grants are considered to be “variable” stock option grants. Compensation expense for both fixed and variable option grants is recognized over the employee service period, which is generally the vesting period of the option. Total compensation expense recognized under U.S. GAAP with respect to these stock options was EUR 0.8 million, EUR 0.3 million and EUR 0.3 million and for each of the years ended August 31, 2002, 2003 and 2004, respectively.

          •     Other stock-based compensation

In addition to traditional stock option plans, certain of the Group’s subsidiaries have stock-based compensation plans whereunder an employee is granted a number of hypothetical shares in the subsidiary (“phantom shares”). The employee is entitled to any appreciation in the value, as determined by application of a formula based on a multiple of adjusted EBITA, of those phantom shares. The employee’s interest in that appreciation vests 100% after completion of a service period (generally, between four and five years).

For French GAAP, compensation expense is recognized currently for the amount of the total appreciation in the value of the phantom shares (or change in value in subsequent periods) as computed based on the contractual formula.

For U.S. GAAP, the total compensation expense is computed in the same manner; however, the expense is recognized ratably over the service period. Total compensation expense recognized under U.S. GAAP with respect to these plans was EUR 1.4 million and EUR 2.3 million for the years ended August 31, 2003 and 2004 compared to EUR 3.4 million and EUR 3.5 million recognized under French GAAP for the same period. There was no compensation expense recognized under U.S. GAAP with respect to these plans for the year ended August 31, 2002.

          •     Stock purchase plans

For the year ended August 31, 2002, the adjustment for stock option purchase plans mainly related to the accounting for the Sodexho Alliance International Employee Stock Ownership Plan. On October 18, 2001, the Board of Directors issued 1,385,848 shares at an issue price of EUR 44.10 per share for United States employees and EUR 41.51 for other employees.

Under French GAAP, these transactions are recorded directly in equity upon issuance. Under US GAAP, the plan is considered compensatory and, therefore, results in the recognition of compensation expense for the difference, if any, between the fair value, as determined on the measurement date, and the purchase price of the shares. Total compensation expense recognized under US GAAP with respect to this plan was EUR 11 million for the year ended August 31, 2002.

(c) Pensions and postretirement benefits

The Group’s benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded as a liability in the balance sheet. For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.

Under U.S. GAAP, the Group accounts for its pension plans in accordance with SFAS 87, “Employers’ Accounting for Pensions.” Transition obligations have been calculated as of September 1, 1999 as permitted for companies outside the United States and have been amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other post retirement benefits. For the funded plans as of August 31, 2003 and 2004, the accumulated benefit obligation in the UK and in Continental Europe exceeded the fair value of the plan assets; an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as other comprehensive income, a component of shareholders’ equity, in accordance with SFAS 87.

(d) Detachable stock purchase warrants

Under French GAAP, detachable stock purchase warrants issued in connection with the issuance of debt obligations are not separated and accounted for apart from the related debt instrument.

Under U.S. GAAP, proceeds received for debt obligations issued with detachable stock purchase warrants are required to be allocated between the debt obligation and the stock purchase warrants. Amounts allocated to the stock purchase warrants are accounted for as additional paid in capital and debt discount. The debt discount is required to be amortized to interest expense over the life of the debt obligation by the effective interest method. The related loan was fully reimbursed as of June 7, 2004.

(e) Derivative financial instruments

Under French GAAP, the Group’s derivative financial instruments, which primarily include interest rate and cross-currency swap agreements on debt instruments, are considered to hedge the underlying debt. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the period end rates and the swapped rates is recorded as debt.

Under U.S. GAAP, the Group has accounted for all of its derivative financial instruments (other than those of Sodexho, Inc.) both prior and subsequent to the adoption of SFAS No. 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders’ equity and consolidated net income (loss) as of August 31, 2003, 2004 and for the years ended August 31, 2002, 2003 and 2004 for “Derivative financial instruments” is comprised entirely of derivative financial instruments accounted for at fair value.

Under U.S. GAAP, Sodexho, Inc.’s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2003 and 2004, and for the fiscal years ended August 31, 2002, 2003, 2004, these cash flow hedges were determined to be effective hedges, and accordingly, changes in fair value are reflected in the statement of comprehensive income, a component of shareholders’ equity.

(f) Treasury shares

Under French GAAP, treasury shares are recorded, at cost, as an asset in a company’s balance sheet when re-purchased for re-issuance in connection with stock-based compensation plans. A provision is recorded when the shares are expected to re-issued at below their recorded cost. If the number of shares is less than the number of stock options granted, a liability is recorded, calculated as the difference between the share price as of August 31 and its exercise price, multiplied by the number of shares remaining to be purchased.

Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of shareholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the shares is also reflected directly in equity.

(g) Other, net

Other consists of the impacts on net income (loss) and shareholders’ equity for the differences between U.S. GAAP and French GAAP summarized in the table below:

	Net Income (Loss) for the Year Ended August 31,			Shareholders’ Equity as of August 31,

	2004	2003	2002	2004	2003

Provisions for
contingencies and losses	(1)	(3)	(4)	2	3
Leases	1	1	(1)	(5)	(6)
Scope of consolidation	-	-	-	(1)	(1)
Organization costs	-	-	1	-	-
Indirectly-held treasury
shares	1	-	-	32	31
Deferred charges and
other	2	-	-	(13)	(15)

Total – Other, net	3	(2)	(4)	15	12

          •     Provisions for contingencies and losses

Provisions for contingencies and losses are recorded when it is probable that a legal, equitable or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party. Provisions for contingencies and losses primarily include payroll and other taxes, client and supplier litigation, and employee litigation.

Under U.S. GAAP, provisions for contingencies and losses (liabilities) are recognized for specific existing risks when the related loss is both estimable and probable and subject to additional criteria in certain situations, such as business combinations and restructurings.

          •     Leases

Under French GAAP, leases that transfer substantially all of the risks and rewards of ownership to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases.

Under U.S. GAAP, lease accounting is based on a series of established quantitative criteria. These criteria are: (i) the lease automatically transfers ownership of the asset to the lessee at the end of the lease, (ii) the lease contains a bargain purchase option exercisable by the lessee, (iii) the term of the lease is equal to or greater than 75% of the estimated useful life of the leased asset at lease inception and (iv) the present value of the future minimum lease payments to be made pursuant to the lease agreement represents 90% or more of the fair value of the leased asset at inception of the lease. A lease meeting any one of these criteria is required to be accounted for as a capital lease by the lessee. All other leases are required to be accounted for as operating leases.

The aggregate impact of the capitalization of leases for U.S. GAAP on total assets is an increase of EUR 61 million and EUR 44 million as of August 31, 2003 and 2004, respectively. The aggregate impact on total liabilities (debt) is an increase of EUR 64 million and EUR 47 million as of August 31, 2003 and 2004, respectively.

          •     Consolidation

Under French GAAP, the Group does not consolidate certain insignificant subsidiaries. Under U.S. GAAP, the Group consolidates all subsidiaries which it has the ability to control regardless of significance. The net impact on the Group financial statements of consolidating these subsidiaries in U.S. GAAP was not material in any of the periods presented.

          •     Organization costs

Under French GAAP, certain organization costs are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, organization costs are required to be expensed as incurred.

          •     Indirectly-held treasury shares

Under French GAAP, the outstanding common shares which are indirectly owned by consolidated subsidiaries of the Group are considered treasury shares. A portion of the Group's investment in these subsidiaries is reclassified and treated as a reduction of equity in the consolidated French GAAP financial statements. Under U.S. GAAP, these indirectly-held shares are not considered treasury shares because the subsidiaries of the Group do not control the entity which actually owns the shares in the Group. Therefore, no such reclassification between investments and shareholders’ equity is made under U.S. GAAP. Indirectly-held treasury shares are considered outstanding for purposes of computing earnings-per-share under French and U.S. GAAP.

          •     Deferred charges and other

Under French GAAP, certain costs, such as contract mobilization costs, can be capitalized and amortized over their estimated useful lives of three to five years, if the cost is expected to provide a future benefit. U.S. GAAP requires that such costs be expensed as incurred.

(h) Deferred income tax effect of U.S. GAAP adjustments

This reconciliation item includes the tax effects of the U.S. GAAP adjustments reflected in the reconciliations of shareholders’ equity and net income (loss).

(i) Land Technology restatement

French GAAP requires the correction of an error to be recorded in the year in which the error is detected. U.S. GAAP requires all prior years affected by the error to be restated. In accordance with U.S. GAAP, the effect of the error with respect to the Land Technology subsidiary, where assets related to revenues for which realization was uncertain were recorded during the period from 1999 through February 28, 2002, has been reflected in each of the years presented.

5.	Capital Spending Strategy

Based on the Group’s choice of activities, acquisitions of property, plant, and equipment represents, on average, approximately 2% of consolidated revenues. Sodexho’s financial strategy is also primarily focused on organic growth and investing in client sites.

(in millions of euro)

	Year ended, August 31, 2004	Year ended, August 31, 2003	Year ended, August 31, 2002

Acquisitions of property, plant	176	239	297
and equipment
Acquisitions of equity interests	79	37	107

6.	Employee Profit Sharing

For the last 5 years, the Group has provided profit sharing in the following sums expressed in millions of euros.

Year ended, August 31, 2004	Year ended, August 31, 2003	Year ended, August 31, 2002	Year ended, August 31, 2001	Year ended, August 31, 2000

12.3	8.3	8.1	8.0	6.2

Social and Environmental Information

I   SOCIAL INFORMATION

Social information pertaining to both Sodexho’s French and worldwide activity is presented below. Additional information can be found in the Sustainable Development Section of this Annual Report beginning on page 13.

a) In the world

a) Division of Total Group employees as of August 31, 2004.

Recruitments under contracts of indeterminate length excluding transfers) / average manpower (in %)

	Employees	Unit Managers	Executives	Total
Recruitments (in%)	17,2%	21,7%	11,6%	17,6%

Number of recruitments by job positions

	Employees	Unit Managers	Executives	Total
Number of recruitments	35 537	6 319	618	42 474

c) Training

Number of people who attended a training program/average manpower (in %)

	Employees	Unit Managers	Executives	Total
Trained people (in %)	30,3%	51,1%	60,9%	33,5%

Number of people who attended a training program

	Employees	Unit Managers	Executives	Total
Number of trained people	62 788	14 846	3 242	80 876

d) Work-related accidents*

Number of work accidents requiring leave of absence / average manpower (in %)

	Employees	Unit Managers	Executives	Total
Work accidents (in %)	3,0%	0,9%	3 242	1,2%

Number of work accidents requiring leave of absence by job position

	Employees	Unit Managers	Executives	Total
Number of work accidents	6 153	253	63	6 469

*	This includes 83% of Group Employees as of August 31, 2004 where countries and activities account for more than 1,000 employees, and excludes China, India and Sweden where methodologies to consolidate the information are being developed.

b) In France

The Social information presented below covers all of Sodexho’s activities in France, including Food and Management Services, Service Vouchers and Cards and the holding companies of the Group, including Sodexho Alliance. (1)

•    Employment

As of August 31, 2004, employees for all activities in France totaled 29,772.

Women represent 56 % of total employees, including 64% of other staff, 22% of supervisors and 22% of managers.

(1) NB : in fiscal 2003’s Annual Report, amounts were given only for the Food and Management Service activity.

The average age of employees is 39 years.

Employees by age and category

•    Recruiting

5,271 recruitments took place during fiscal 2004 :
3,010 were direct recruitments with indefinite-length contracts, 754 represents changes from fixed-term contracts to indefinite length contracts and 1,507 employees were taken on under transfer arrangements from other organizations.

In our field of activity, the transfer of employment contracts is characteristic when the management of a unit is handed over from one service provider to another.

As of August 31, 2004, 11 % of employees had contracts of an indefinite term. During the year fixed-term contracts represented only 14% of hours worked and temporary help, 2%. This type of employment corresponded to temporary replacements and peaks in activity.

114,013 overtime hours were paid during the year representing 0.3% of hours worked.

•    Internal Promotion

Internal promotions are a key aspect of Sodexho’s Human Resource policy. During fiscal 2004, 212 team members in France progressed in their career development. In addition, 157 staff members became supervisors and 55 supervisors became managers.

Sodexho is truly a social elevator in every sense of the word. As a result of our policy favoring internal promotions, in our Food and Management Services activity internal promotion rates are as follows : 100% for Regional Directors, 60% for Sales Directors and 75% for District managers. Internal promotions of unit managers accounted for more than 50% of district manager promotions. 12% of employees in these activities were awarded internal promotions during fiscal 2004.

•    Employment protection

During the fiscal year, there were1128 dismissals, including 80 for economic reasons. A Plan for Employment Protection (PSE) was implemented in the Education Segment in Food and Management Services.
At Carreau de Rungis – Val de Marne, the plan there concerned two sites – the first in Orly and the second in Limeil-Brévannes. An initial plan was implemented last fiscal year. A second plan took place in connection with the definitive closing of the site. This closure affected 143 employees with indefinite term contracts. Two other plans involved 42 employees who were reclassified and 47 who were dismissed for economic reasons. All of the employees were offered internal opportunities, and 41 different proposals were made to one employee.

This plan for employment protection comprised several measures, notably:

-	internal measures for avoiding dismissals: creating a center for internal mobility, financial aid for geographic mobility, training new positions;
-	outplacement support: creating a center for external mobility managed by a specialized organization, financial aid for geographic mobility, for the creation of a company or for voluntary departure;
-	a specific measure for employees of 50 years of age and older: as agreed with the Fonds National de l’Emploi.

In total, during fiscal 2004 109 employees were re-classified.

•    Working hours

With the exception of certain activities within the Prestige segment, a work week comprises 35 hours (34.87 hours for a majority of subsidiaries).
During fiscal 2004, 71% of employees worked full-time, and part-time represented 29% (8% part-time on a school year basis, 12% part-time in excess of 25 hours per week, and more than 9% part-time less than 25 hours per week).

•    Absenteeism

The average absenteeism rate based on the number of days absent is 11% for all employees. The top three reasons are illness (53%), unpaid vacation granted to employees (31%) and work related or travel related accidents (10%).

•    Compensation

The average salary of a full-time employee for the “Other staff” category is EUR 17,844, which is 20.4 % higher than the minimum wage (1) .

In terms of equality in the workplace, average compensation for women employed full-time is equal to:

82 % compared with male managers
93 % compared with male supervisors
88 % compared with male restaurant staff

Employee profit-sharing (chapter IV of volume IV of the French labor code)

Employee profit-sharing exists within the different subsidiaries of Sodexho in France. The aggregate amount of employee profit-sharing granted during fiscal 2004 is EUR 8.2 million.

Social security charges

As of August 31, 2004, for the category “Other staff”, social security charges for employees represented 22.64 % of compensation. Employer related social security charges equaled 42.32% and 5.35% for other charges such as training, apprenticeship and transportation.

•    Collective agreements

In total, during fiscal 2004, 8 collective bargaining agreements were signed in France. Annual salary negotiations with union organizations are managed by Sodexho’s Food and Management Services segments in France.
Additionally, on November 1, 2003 and January 1, 2004 respectively, the Healthcare and Education segments of the Food and Management Service activity implemented for staff employees a collective plan for healthcare expenses. A similar plan had been put in place in the prior year by the Business and Industry segment.

•    Hygiene and security

The frequency rate for work related accidents is 39.01; the rate of severity is 1.64.

In terms of our general security obligations:

-	All new recruits receive initial training to learn about their position, possible activity risks and measures that should be taken in the event of an accident,
-	As a service provider working on the client’s premises, a Prevention Plan is established with the client to evaluate risks and possible connections between the two activities,
-	A document entitled, “Professional Risk Evaluation”, identifies possible dangers, analyzes risks and presents preventative actions.

•    Training*

The total amount of expenses incurred for training for Sodexho’s subsidiaries in France represents 1.75 % of aggregate employee earnings.
Approximately 7,273 employees, which translates to one employee out of four on average, are trained each year.

1 GMR2 as of 07/01/2004 - Guaranteed monthly compensation for employees transferred to a 35 hour work week between 7-1-99 and 6-30-2000

Professional training for women is proportional to their representation in the employee population.

* Excluding Service Vouchers and Cards France

In Food and Management Services in France, more than 250 staff and supervisors are involved in career development training – 50% of which are women.

Priority is given to using internal trainers, specifically for improving our teams’ skills in our different business. More than 100 managers and supervisors regularly conduct training sessions (trainers, training managers, functional or operational managers) as often as possible on site.

•    Employment and placement

1. Disabled in the workplace

Sodexho in France employs 615 disabled employees, including 16 managers and 70 supervisors.

The «Socio-Medical» division manages and trains 200 disabled employees in 40 units throughout France. These employees are officially employed by either the Help Center for Work (Centre d’Aide pour le Travail) or by a Protected Workshop (Atelier Protégé).

2. Prisoners

Pursuant to a contract with the Ministry of Justice, Siges shares the Ministry’s mission to place prisoners back into society. In those detention centers where Siges is present, it has created individual training sessions for inmates in “Centers for Professional Development”, aimed at maximizing their employability, and allowing them to gain experiences and learn skills in our industries : food service, laundry, maintenance, production, cleaning and to assist them in preparing for their re-entry into society.

•    Workers’ Council

0.68% of gross employee earnings is contributed to the Workers’ Councils of each legal entity in France.

II   ENVIRONMENTAL INFORMATION

•    Water and Energy Consumption

The energy we use is provided by our clients and can be electricity or natural gas, or the two combined. Concerned about the increasing scarcity of fossil fuel and drinking water reserves, Sodexho actively tries to identify means for reducing water and energy consumption in our units.

To this effect, Sodexho’s engineering services provide their expertise and actively participate in the reduction of water and energy consumption by :

-	selecting cooking and cleaning equipment which function with a reduced level of water and/or energy ;
-	systematically using devices which automatically limit the use of resources (programs, timers, etc.) ;
-	and - using heating pumps and recuperating residual water

This equipment is properly and regularly maintained to prolong its useful life in an optimal operational state, actively contributing towards preserving the environment.

Unit management educates its team members on the proper use of equipment, which significantly reduces the consumption of water and energy used in units.

Wastewater is treated before being disposed of either by using automatic dispensers for cleaning products or different retention systems for separating grease, starchy products, etc. once the water has been used. These methods are regularly applied, optimizing both their efficiency and facilitating the treatment of disposed wastewater for the local water department.

•    Waste treatment

Waste produced by Sodexho is essentially a result of products used in the preparation of meals and corresponding residue, as well as from the different types of cleaning.

Waste from packaging is almost equivalent to that of organic matter (the two combined represent 95% of the overall waste, the remainder being comprised of waste from grease and soap residue). Packaging is essentially paper, cardboard, plastic, glass, metal and wood.

The past few years, Sodexho has done its utmost to systematically comply with waste removal plans. Increasingly, however, environmental concerns have pushed Sodexho to encourage partners and suppliers to :
-	significantly reduce their inner and outer packaging ;
-	give priority to recyclable or recycled supplies ; and
-	recuperate deposits (palettes, crates, etc.).

For all Sodexho units in France, oil waste is collected and recycled by a single, referenced service provider registered with the State.

Locally, whenever possible, Sodexho disposes of its organic matter for it to be used for composting or processed using the waste methanization process.

Moreover, Sodexho is committed to analyzing and reducing the following types of pollution that may be caused by its activities :
-	noise pollution
-	visual pollution
-	olfactory pollution

Given the issues involved in protecting the environment, Sodexho does its utmost to continually identify and reduce risks related to our activity, as well as provide concrete solutions for our clients and the public in general.

These measures for preserving the environment have been given significant recognition. Sodexho received official sponsorship from the Secretary of State for Sustainable Development following certification awarded by the Regional Environmental Department of the Southeast region of France during the recent Sustainable Development week.

In addition, Sodexho is proud to be one of the main private partners of the Eco Maires, a mayors’ association dedicated to the environment and sustainable development.

The Group continues to develop a policy of environmental risk prevention and is committed on behalf of our clients, notably by our involvement in Sustainable Development, to preserving the natural sites where they operate.

Moreover, the Group limits its contractual risks by incorporating clauses which limit our responsibilities or the transfer of risks.

SODEXHO ALLIANCE Statutory Financial Statements

I   INCOME STATEMENT

(In thousands of euro)	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002

REVENUES	47,278	65,742	81,445

Other income	91,460	62,599	46,409
Purchases	(3,155)	(2,935)	(2,622)
Employee costs	(15,673)	(16,699)	(22,035)
Other external charges	(75,378)	(56,319)	(60,966)
Taxes, other than income taxes	(2,768)	(3,528)	(2,048)
Depreciation and increase in provisions	(5,099)	(3,939)	(7,334)

EARNINGS BEFORE INTEREST, EXCEPTIONAL ITEMS AND INCOME TAXES
	36,665	44,921	32,849

Financial income/(expense), net	32,883	(973)	(1,713)
Exceptional (expense)/income, net	(379)	14,162	(7,222)
Income taxes	18,321	21,152	34,846

NET INCOME	87,490	79,262	58,760

II   BALANCE SHEET

ASSETS (in thousands of euros)	August 31, 2004	August 31, 2003	August 31, 2002

FIXED AND INTANGIBLE ASSETS, NET

Intangible assets	3,570	3,484	16,314
Property, plant and equipment	6,289	6,013	6,733
Financial investments	4,210,283	4,246,367	4,158,957
• Total fixed and intangible assets, net	4,220,142	4,255,864	4,182 004
CURRENT AND OTHER ASSETS

Accounts receivable, net	20,381	23,869	35,758
Prepaid expenses, other receivables and other	66,486	159,671	92,133
Marketable securities	52,442	84,080	140,864
Cash	21,386	15,530	21,425
• Total current and other assets	160,695	283,150	290,180

TOTAL ASSETS	4,380,837	4,539,014	4,472,184

SHAREHOLDERS’ EQUITY AND LIABILITIES (in thousands of euros)	August 31, 2004	August 31, 2003	August 31, 2002

SHAREHOLDERS’ EQUITY

Common stock	636,106	636,086	636,086
Additional paid in capital	1,185,828	1,185,728	1,185,725
Consolidated reserves	889,600	897,649	914,818
• Total shareholders’ equity	2,711,534	2,719,463	2,736,629
• Provisions for contingencies and losses	5,433	12,709	16,602
LIABILITIES

Borrowings	1,600,469	1,763,450	1,644,563
Accounts payable	12,844	7,619	11,541
Other liabilities	50,557	35,773	62,849
• Total liabilities	1,663,870	1,806,842	1,718,953

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,380,837	4,539,014	4,472,184

III   STATEMENT OF CASH FLOW

(in thousands of euro)	Fiscal year 2003-2004	Fiscal year 2002-2003	Fiscal year 2001-2002

OPERATING ACTIVITIES

Net income	87,490	79,262	58,760
Non cash items: depreciation and provisions	(3,706)	19,288	37,330
Losses (gains) on disposals and other, net of tax	3,878	(28,784)	(5,755)
• Cash provided by operating activities	87,662	69,766	90,735
Change in working capital from operating activities	116,739	(85,439)	(32,825)
• Net cash flow provided by operating activities	204,401	(15,673)	57,910

INVESTING ACTIVITIES

Tangible and intangible fixed assets	(185,192)	(158,156)	(543,026)
Fixed asset disposals	384	46,174	8,236
Change in other financial assets	0	0	456
Change in working capital from investing activities	(1,436)	(2,414)	(371)
• Net cash used in investing activities	(186,244)	(114,396)	(534,705)

FINANCING ACTIVITIES

Dividends paid to parent company shareholders	(95,539)	(96,431)	(87,802)
Increase in shareholders’ equity	120	4	54,520
Proceeds from borrowings	268,019	120,000	1,072,570
Repayment of borrowings	(424,898)	0	(610,146)
Change in bank overdrafts	(2,032)	(1,113)	449
Change in working capital from financing activities	212,661	31,499	18,877
1) Net cash provided by (used in) financing activities	(41,669)	53,959	448,468

(DECREASE) INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	(23,512)	(76,110)	(28,327)

Net cash, cash equivalents and
marketable securities as of beginning of	99,610	162,291	205,371
period
Add: opening provisions	1,552	14,981	228
Net cash, cash equivalents and	73,828	99,610	162,291
marketable securities as of end of period
Add: closing provisions	3,822	1,552	14,981

(DECREASE) INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	(23,512)	(76,110)	(28,327)

Notes to Statutory Financial Statements

IV   SIGNIFICANT EVENTS DURING THE YEAR

1996 bond redemption

The 400,000 bonds with a nominal value of EUR 762.25 each, representing a total of EUR 304.9 million, expired on June 7, 2004. All the bonds were redeemed in their entirety by Sodexho Alliance. Each bond carried one warrant which entitled the bearer to purchase 16.66 shares for EUR 411.61 . During fiscal 2004 and before the expiration date, 291 warrants were exercised and 4,848 new shares were issued.

Revolving Credit Facility – May 2004 - EUR 360 million

On May 5, 2004, Sodexho Alliance was granted a revolving credit facility for EUR 360 million. The facility is also available for the main subsidiaries of Sodexho Alliance in North America. The facility will be fully repayable on April 7, 2005, with an option for Sodexho Alliance to extend it up until April 2006 or for the banks to extend it up to April 2007.

During fiscal 2004, Sodexho Alliance made several drawings under this facility totalling EUR 100 million as of August 31, 2004. These drawings together with the partial early repayment by Sodexho, Inc of its loan to Sodexho Alliance for USD180 million, were utilized to repay the 1996 bond.

Worlwide Tax Regime

Pursuant to an agreement signed on December 30, 1999, Sodexho Alliance Group benefited from a world-wide tax regime for a period of five years, from September 1, 1998 to August 31, 2003. The Group has decided not to apply for the renewal of the agreement for future years. As a result, fiscal 2003 was the last period included in this tax regime.

Share capital increase - Sodexho Holdings Limited

Sodexho Alliance made a capital contribution of EUR 124.3 million (equivalent of GBP 84 million) through a subscription in cash for 84 million shares in Sodexho Holdings Limited.

V   SUMMARY OF SIGNIFICANT ACCOUNTING AND VALUATION POLICIES

The financial statements have been prepared in accordance with accounting and valuation policies and standards specified in the 1999 general accounting plan in accordance with rule 99-03 of the Comité de la Réglementation Comptable.

The financial statements have been prepared using the same valuation and presentation methods as in the prior year.

The financial statements are prepared using the historical cost method. Amounts in the tables in the notes to the financial statements are expressed in thousands of euro.

Amounts in the exceptional result are items which are not related to ordinary activities, as well as certain items which are exceptional by their nature but which relate to ordinary activities.

The balance sheet and income statement of Sodexho Alliance include amounts for branches in France and French overseas territories and departments.

1. Fixed Assets

Fixed assets are valued either at their acquisition cost or at their contribution value.

Depreciation is calculated using the straight line method based on the asset’s useful life. The straight line method is considered to appropriately reflect the decline in the economic value of the assets.

Intangible fixed assets

Software is amortized between 4 to 5 years, based on its useful life.

Tangible fixed assets

The following straight line depreciation rates are used:

•	Buildings	5%
•	Facilities and fixtures	10% and 20%
•	Plant and machinery	between 10% and 25%
•	Vehicles	25%
•	Office and computer equipment	20% and 25%
•	Other fixed assets	10%

Financial Investments

Shares in companies and other financial investments are recorded at their acquisition cost or at their contribution value. At the end of the fiscal year, a provision for depreciation is made when the value in use is less than book value.

The investment’s value in use is supported by the revalued net equity, the profitability of the business or the future prospects of the subsidiary. For significant investments, the value in use is also supported by the discounted value of future cash flows after taxes calculated based on operating plans set out by management for a period of three years. These plans are extended over a longer period, extrapolating cash flows by applying a growth rate specific to the sector of activity and geographical region concerned. Cash flows are discounted using the average cost of capital.

Value in use may justify a net book value higher than that equivalent to the proportionate share of net assets.

Receivables from investees are valued at nominal value and a diminution in value is recorded when the market value is less than the book value.

2. Inventories

The value of raw materials and consumable items is based on acquisition cost using the first in first out method. If necessary, a provision is recorded to reflect current value.

3. Accounts receivable

Accounts receivable are valued at their nominal value, and are written down when their market value is less than their gross book value.

4. Foreign currency transactions

Revenue and expenses incurred in foreign currencies are recorded at the rate in effect on the transaction date. Foreign currency debts, accounts receivable and cash recorded in the balance sheet are valued at the closing rate of the fiscal year, with the exception of hedged items. Unrealized exchange gains and losses resulting from conversion of debts and accounts receivable are included in the balance sheet in other assets and other liabilities. A provision for contingencies and losses is recorded with respect to unrealized exchange losses.

5. Retirement plan obligations

Legal retirement plan obligations pertaining to pensions are included in off-balance sheet commitments.

Commitments relating to the supplementary retirement plan are valued using the projected unit credit method applied to the employee’s final salary. The difference between these commitments and the funds available are also included as off-balance sheet commitments.

6. French tax consolidation

Sodexho Alliance is the holding company for French tax consolidation purposes for our eligible French companies. Sodexho Alliance is the only company liable for tax with respect to all of these French subsidiaries. The subsidiaries calculate tax payable as if there were no tax consolidation. Any tax savings or expense arising from the tax consolidation is recorded in the accounts of Sodexho Alliance.

VI   ANALYSIS OF NET REVENUES

By activity (in thousands of euros)

• Food and management services	22,986
• Holding Company Services	20,177
• Other	4,115

TOTAL	47,278

By geographic area

• Mainland France	37,436
• French Overseas Departments and Territories	9,842

TOTAL	47,278

VII FINANCIAL INCOME

(In thousands of euros)

• Dividends received from subsidiaries and investments	86,015
• Interest income	41,665
• Interest expense	(98,117)

• Net exchange (loss)/gain	(227)

• Net variation in financial provisions	3,547

TOTAL	32,883

VIII   EXCEPTIONAL INCOME

Sale of fixed assets	(3,878)

Waiver of intercompany receivables	(622)

Transactions involving stock option plans	854

Net release of provisions against investments	1,841

Other	1,426

TOTAL	(379)

Proceeds on the sale of fixed assets arise principally following the liquidation of dormant companies.

The transactions involving stock option plans include the release of the provision for the acquisition of treasury shares recorded at August 31, 2003 (EUR 3,302,000) and the additional treasury shares provision (EUR 2,448,000) recorded in Fiscal 2004.

IX ANALYSIS OF INCOME TAXES

	Earnings before income taxes	Income taxes	Earnings after income taxes
Operating profit	36,665	(13,487)		23,178
Financial Income	32,883	17,069		49,952
Exceptional Income/Expense	(379)	14,739		14,360
Total	69,169	18,321	(1)	87,490

(1) This amount principally includes French group tax relief of EUR 19.3 million.

X   TANGIBLE AND INTANGIBLE FIXED ASSETS

	August 31, 2003	Additions during the fiscal year	Disposals during the fiscal year	August 31, 2004

• Intangible fixed assets	5,251	304	35	5,520
• Tangible fixed assets	12,683	1 706	379	14,010
• Financial investments
- Investments	3,978,595	183,182	4,198	4,157,579
- Loans related to investments	347,858	396	217,213	131,041
- Other long-term investments	2,045	109	77	2,077
• Total financial investments	4,328,498	183,687	221,488	4,290,697

TOTAL GENERAL	4,346,432	185,697	221,902	4,310,227

Investments

Creation and acquisition of subsidiaries

In December 2003, Sodexho Alliance acquired 998 shares of its subsidiary Sodexho Luxemburg from Solucare increasing its investment in the company to 99.90% .

In February 2004, Sodexho Alliance acquired 100% of the company Ouest Catering SAS from a third party.

In August 2004, Sodexho Alliance acquired 432,125 shares of its subsidiary Astilbe from Somanad. Astilbe is now wholly owned by SODEXHO ALLIANCE.

During fiscal 2004, the following companies were created :

-	Shanghaï Sodexho Management Services Co Ltd, 100% owned by Sodexho Alliance.

-	Sodexho Healthcare Support Services Co Ltd, a Thai company, in which Sodexho Alliance has a 26% equity interest.

-	Shanghaï SAIC Sodexho Service Co Ltd, in which Sodexho Alliance has a 49% equity interest.

Capital contributions

SODEXHO ALLIANCE made a capital contribution of EUR 124.3 million (equivalent to £ 84 million) through a subscription in cash for 84 million shares in Sodexho Holdings Limited .

Sodexho Alliance increased the share capital of the following subsidiaries:

-	EUR 500,000 or 31,250 shares in Universal Sodexho North Africa.

-	EUR 350,000 or 350,000 shares in Sodexho South America.

-	EUR equivalent of 594,000 in Beijing Sodexho Catering Services Co Ltd.

-	EUR equivalent of 91,000 or 8,932 shares in Sodexho Venezuela.

-	EUR 619,000 or 25,000 shares in Sodexho Spolocne, a Slovakian subsidiary.

-	EUR 423,000 or 51,493 shares in Sodexho Hellas, a Greek subsidiary.

-	EUR equivalent of 1,640,000 or 2,800 shares in Sodexho Venues Australia.

The only variance in the percentage of shares held was for the following two entities:

-	Universal Sodexho North Africa which went from 99.80 % to 99.99%

-	Sodexho Hellas which went from 51 % to 55.87%.

Other movements in investments

Sodexho Sitios Remotos of Peru was merged with Universal Sodexho Peru in February 2004 and was renamed Sodexho Peru.

In January 2003 the subsidiary SAHA was sold to a third party.

Subsequent to internal restructuring, the following subsidiaries were liquidated : SDTS, Sodexho Portugal, Sogep, Sodexho Tunisia, Sodexho International Management et SDSP.

Loans related to investments

The decrease in loans related to investments results principally from the partial repayment by Sodexho, Inc. of its loan to Sodexho Alliance for $180 million.

XI   DEPRECIATION AND AMORTIZATION

	Depreciation & amortization, August 31, 2003	Increase in fiscal year	Depreciation & amortization on disposals	Depreciation & amortization, August 31, 2004

Intangible fixed assets	1,767	185	2	1,950
Tangible fixed assets	6,670	1,376	325	7,721

TOTAL GENERAL	8,437	1,561	327	9,671

XII   MATURITIES OF RECEIVABLES AND OTHER ASSETS

RECEIVABLES AND OTHER ASSETS
	Gross amounts	Less than 1 year	More than 1 year	Depreciation and provisions	Net Amount

Investments	4,157,579		4,157,579	80,275	4,077,304
Loans related to investments	131,041	396	130,645		131,041
Other investments	215		215	139	76
Loans	1,226		1,226		1,226
Deposits and guarantees	636		636		636
Sub-total of other financial assets	2,077		2,077		1,938

TOTAL FINANCIAL ASSETS	4,290,697	396	4,290,301	80,414	4,210,283

Trade receivables and related accounts	23,256	23,256		2,875	20,381

Inventory	207	207			207
Advances and payments on account	292	292			292
Other operating receivables	2,721	2,721		13	2,708
Amounts owed to subsidiaries	58,830	58,830			58,830
Investments	1,398	1,398			1,398
Prepaid expenses	921	920	1		921
Deferred charges	3,782	2,444	1,338	2,066	1,716
Unrealized exchange rate difference	414	414			414
Sub-total Prepaid expenses and other	68,565	67,226	1,339	2,079	66,486
receivables

TOTAL	4,382,518	90,878	4,291,640	85,368	4,297,150

There are no bills of exchange included in receivables.

XIII   DEFERRED CHARGES

Deferred charges are comprised of:

	Gross amounts August 31, 2004	Accumulated amortization August 31, 2004	Net amounts August 31, 2004

Costs for the 1999 bond issuance 10 Years Maturity	3,782	2,066	1,716

TOTAL	3,782	2,066	1,716

XIV   ACCRUED INCOME

Accrued income is included in the following balance-sheet items :

Financial investments	1,220
Trade receivables and related accounts	639
Other operating receivables	94
Total	1,953

The accrued income in financial investments relates to dividends receivable from subsidiaries and interest accrued on loans to subsidiaries. The accrued income in trade receivables and related accounts relates principally to the branches in France and in the French Overseas Departments and Territories.

XV   PROVISIONS

			August 31, 2003	Charge in fiscal year	Release in fiscal year	August 31, 2004

	• Provisions for contingencies and losses		12,709	1,422	8,698	5,433
	• Provisions for diminution in value
	- of financial investments		82,131	10,322	12,039	80,414
	- of current and other assets		4,204	5,232	2,726	6,710
	• Total provisions for diminution in value		86,335	15,554	14,765	87,124

TOTAL			99,044	16,976	23,463	92,557

	Nature of charges and releases	- operating		2,788	1,432
		- financial		10,735	13,803
		- exceptional		3,453	7,898

Provision for contingencies and losses :

At August 31, 2004 the principal provisions are:

•	Net equity risk of subsidiaries	3,764
•	Provision for exchange losses	414
•	Other	1,255

Provision for contingencies and losses		5,433

At August 31, 2003, a provision of EUR 3,302,000 was recorded for the acquisition of treasury shares in connection with Sodexho Alliance’s obligations relating to stock option plans granted to employees. At August 31, 2004 none of the stock option plans had an exercise price inferior to the quoted market price. Accordingly the provision recorded at August 31, 2003 above was released in its entirety.

Provision for financial investments:

Sodexho Awards Company	41,557
Sodexho Venues Australia	14,962
Sodexho Prestige	4,238
Sodexho Mexico	3,140
Stadium Australia Management Limited	3,132
Beijing Sodexho Catering Sces C° Ltd	2,011
Sodexho Argentina	1,862
AIMS Corporation	1,837
Sodexho Venezuela Alimentacion y Servicios	1,234
Sodexho Korea	1,208
Other (inferior to 1 million euro)	5,233

Provisions for financial investments	80,414

Provision for the depreciation of current assets:

Trade receivables and related accounts	2,875
Mutual funds	757
Treasury shares	3,065
Other	13

Provision for the depreciation of current assets	6,710

XVI   DEPOSITS AND MARKETABLE SECURITIES

Marketable securities include:

-	Mutual funds at their acquisition value amounting to EUR 15,546,000. Their value, based on the market price on August 31, 2004 is EUR 14,789,000. A total amount of EUR 757,000 was therefore provisioned on August 31, 2004.

-	1,751,340 treasury shares held by Sodexho Alliance in connection with stock option plans and having an historical value of EUR 40,719,000. A total of EUR 3,065,000 was provisioned during fiscal 2004 and corresponds to the difference between the shares’ historical value in the accounts and the quoted market price for Sodexho Alliance shares as of August 31, 2004.

-	Table of treasury share movements for the fiscal year

	August 31, 2003	Acquisitions	Disposals*	August 31, 2004

Number of treasury shares	969,740	785,750	(4,150)	1,751,340

Acquisition value / Sale value	23,889	16,937	(107)	40,719

*These disposals relate to employee exercises of stock options.

XVII   PREPAID EXPENSES

Prepaid expenses are as follows :

Insurance	516

Rent and related charges	235

Financial expenses	38

Telecommunications	28

Fees	23

Equipment rental	23

Other	58

Total	921

XVIII   UNREALIZED EXCHANGE DIFFERENCES

Fully provided unrealized losses amount to EUR 414,000.

Unrealized gains amount to EUR 416,000.

The unrealized exchange loss has been fully provisioned in the financial statements.

XIX   SHAREHOLDERS’ EQUITY

1   Common stock

	Number of shares	Amount in euro

As of August 31, 2003	159,021,565	636,086,260

• Conversion of 291 of the 1996 warrants	4,848	19,392

As of August 31, 2004	159,026,413	636,105,652

At August 31, 2004, the common stock totaled EUR 636,105,652 and included 10,858,566 shares with double voting rights.

2   Change in shareholders’ equity

(in thousands of euro)

• Shareholders’ equity at close of previous fiscal year	2,719,463

• Share capital increase	119

• Dividend payments	(97,003)

• Dividend paid on treasury shares	1,465

• Net income for the year	87,490

Shareholders’ equity at close of fiscal year	2,711,534

The company is is compliance with the regulations L.225-210 et L.225-214 insofar as its reserves, other than the statutory reserves, are higher than the gross value of treasury shares held.

XX   MATURITIES OF LIABILITIES

BORROWINGS AND OTHER LIABILITIES

	Gross Amounts	Less than 1 year	From 1 to 5 years

Bonds	1,332,178	32,178	1,300,000

Bank credit balances	18	18

Related party borrowings	168,019	168,019

Bank borrowings	100,240	100,240

Other financial debt	14	14

Sub-total of borrowings	1,600,469	300,469	1,300,000

Accounts payable	12,844	12,844

Client advances	1,301	1,301

Other payables	28,432	28,432

Amounts owed to subsidiaries	12,932	12,932

Fixed assets payable	466	466

Income tax	6,619	6,619

Deferred income	391	391

Unrealized foreign exchange rate difference	416	416

Sub-total of other liabilities and adjustment accounts	50,557	50,557

TOTAL	1,663,870	363,870	1,300,000

There are no bills of exchange included in payables.

XXI   BONDS

March 1999 Bonds

On March 16, 1999, Sodexho Alliance issued 300,000 fixed-rate bonds with a nominal value of EUR 1,000 each, representing a total of EUR 300 million.

The bonds will be fully redeemable at par on March 16, 2009.The bonds carry interest at 4.625% per annum, which is payable in full on March 16 annually.

There were 300,000 bonds outstanding at August 31, 2004.

March 2002 Bonds

On March 25, 2002, Sodexho Alliance issued fixed rate bonds with nominal values of EUR 10,000 and EUR 100,000, representing a total of EUR 1 billion.

The bonds carry interest at 5.875% per annum, which is payable in full on March 25 annually.

The bonds will be fully redeemable at par on March 25, 2009

Revolving Credit Facility – May 2004 - EUR 360 million

On May 5, 2004, Sodexho Alliance was granted a revolving credit facility for EUR 360 million. The facility is also available for the main subsidiaries of Sodexho Alliance in North America. The facility will be fully repayable on April 7, 2005, with an option for Sodexho Alliance to extend it up until April 2006 or for the banks to extend it up to April 2007.

During fiscal 2004, Sodexho Alliance made several drawings under this facility totalling EUR 100 million as of August 31, 2004.

XXII   MARKET QUOTES

(In euro)		August 31, 2004	August 31, 2003

Shares		21.58	26.68

4,625 % bonds - March 1999		1,019.41	1,014.11

5,875 % bonds - March 2002	(1)	106.90%	107.00%

(1)	amount expressed as a percentage of the nominal value of the shares (EUR 10,000 or EUR 100,000), excluding accrued interest.

XXIII   ACCRUED EXPENSES

Debt	32,417

Accounts payable	2,953

Tax, payroll and social security payables	8,942

Other payables	20

Total	44,332

XXIV   DEFERRED INCOME

Deferred income of EUR 391,000 represents services to be rendered

XXV   CAPITAL LEASES

	Construction	Other tangible fixed assets	Total

Original cost	10,118	3,351	13,469

Acquisitions

Disposals	(168)	(957)	(1,125)

• Total	9,950	2,394	12,344

DEPRECIATION

Accumulated depreciation August	3,987	2,546	6,533
31, 2003

Disposals	(168)	(2,397)	(2,565)

Charge for the fiscal year	867	627	1,494

• Total	4,686	776	5,462

LEASE PAYMENTS SETTLE TO DATE

Accumulated depreciation August	6,552	2,779	9,331
31, 2003

Disposals	(182)	(2,769)	(2,951)

Charge for the period	1,504	876	2,380

Total	7,874	886	8,760

OUTSTANDING LEASE PAYMENTS

Less than one year	1,472	510	1,982

More than one year and less than	4,733	1,310	6,043
five years

More than five years

• Total	6,205	1,820	8,025

RESIDUAL VALUES

Less than one year		1	1

More than one year and less than
five years

More than five years

• Total		1	1

AMOUNT EXPENSED DURING THE YEAR	1,493	758	2,251

XXVI   RELATED COMPANY INFORMATION

	Subsidiaries	Associated and non- consolidated companies	Non-associated companies

ASSETS – Gross amounts

Investments	4,147,131	7,000	3,448

Loans related to investments	131,041	-	-

Other investments	76	-	139

Down-payments from clients	11	-	-

Trade receivables and related accounts	16,608	-	-

Other operating receivables	263	-	-

Amounts owed by subsidiaries	58,827	2	-

Investments	-	-	-

LIABILITIES

Payments received on accounts	-	-	-

Accounts payable	6,432	-	-

Other operating payables	685	-	-

Other non-operating payables	9	-	-

Amounts owed to subsidiaries	12,931	-	-

INCOME STATEMENT

Financial income	129,136	76	72
Financial expense	20,602	712	17

Subsidiaries : fully consolidated subsidiaries.
Associated and non-consolidated companies : companies consolidated using the equity method and non-consolidated subsidiaries held at more than 10%.
Non-associated companies : other companies with a holding of less than 10%.

XXVII   CASH FLOW STATEMENT

The movements in the provisions for current assets are considered as non cash items in the cash flow statement.

XXVIII   FINANCIAL COMMITMENTS

Commitments given by Sodexho Alliance

	August 31, 2004	August 31, 2003

Commitments relating to operating agreements	285,293	263,671

Commitments relating to indebtedness	868,812	963,359
Pension commitments	874	582

Other commitments	827	930

Almost all commitments are for financial guarantees granted regarding financial borrowings of Sodexho Alliance subsidiaries.

Commitments received by Sodexho Alliance

August 31, 2004	August 31, 2003

1,401,000	1,604,898

Sodexho, Inc. has guaranteed certain of Sodexho Alliance’s financial borrowings.

Financial instrument commitments

No new commitment regarding financial instruments was contracted by Sodexho Alliance during the fiscal year. The only ongoing commitment as at August 31, 2004 is :

Nature	Effective	Maturity	Nominal	Interest	Interest	Swap	Swap
	date	date		rate paid	rate	exchange	Market
					received	rate	value
							August 31,
							2004

Cross-currency swap on a loan to Sodexho, Inc. over 5 years. (1)	March 2003	March	USD 111,700,000	6,5775%		1.129	EUR
		2007				EUR/USD	18,657,000
			EUR 126,172,000		6,325%

(1) This swap was partially cancelled in June 2004 for USD 180 million following the early repayment made by Sodexho Inc of its loan to Sodexho Alliance.

Pledged shares

Sodexho Alliance pledged 207,056,801 of its ordinary shares in Sodexho Holdings Limited to the company Astilbe S.A.S. to secure loans granted by this subsidiary to Sodexho Holdings Limited and Sodexho Services Group limited. These loans were fully reimbursed at August 31, 2004 and the pledge was released at the same date.

XXIX   PRINCIPAL DEFERRED TAX ASSETS AND LIABILITIES

Liabilities
•	Deferred charges	1,716
•	Share of expenses on parent company dividends receivable	20
Assets
•	Provision for bad debts	13
•	Other provisions not currently deductible	596

The deferred tax liability arising from this deferred tax base is EUR 399,000.

XXX   PENSION COMMITMENTS

Legal retirement plans

Upon the retirement of an employee, the company pays the amounts agreed in the corporate agreement. Amounts payable on retirement have been calculated based on the amounts earned as of the end of the fiscal year, after taking into consideration assumed final salaries and assumptions with respect to discounting and the employees’ term of employment with the company.

The commitments not provided in the statutory financial statements, are estimated at EUR 515,000.

Commitments relating to the supplementary retirement plan

Commitments relating to the supplementary retirement plan are valued using the projected unit credit method applied to the employee’s final salary. The difference between these commitments and the funds available is estimated at EUR 359,000.

XXXI   ATTENDANCE FEES TO DIRECTORS

The amount allocated as attendance fees to directors during the fiscal year is EUR 270,000.

XXXII   FRENCH TAX CONSOLIDATION

As the holding company of a group of French companies, Sodexho Alliance elected to follow the French consolidated tax regime on August 30, 1988.

The subsidiaries calculate tax payable as if there were no tax consolidation.

The consolidation gain for fiscal 2004 was EUR 19,342,000 which corresponds to the difference between the Group tax liability and that of the subsidiaries individual tax charges.

Within the tax consolidation agreement between Sodexho Alliance and its subsidiaries, the tax savings arising from tax losses of the subsidiaries are refunded to the subsidiary if utilized before the end of the loss carry-forward period.

The amount of losses at August 31, 2004 for fiscal 2004 was EUR 34,067,000, resulting in refundable tax of EUR 12,071,000 (applying an effective tax rate of 35,43%).

Losses imputed to and utilized by subsidiaries in fiscal 2004 amounted to EUR 4,036,000, corresponding to a tax credit of EUR 1,430,000.

Accumulated losses which can no longer be utilized amounted to EUR 5,558,000.

Outstanding unutilized losses at August 31, 2004 amounted to EUR 99,314,000, corresponding to a calculated tax credit of EUR 35,190,000.

XXXIII   AVERAGE NUMBER OF EMPLOYEES

Managers	83

Supervisors	35

Other staff	116

Apprentices	2

Total	236

The average number of employees during the fiscal year is based on the average number of employees present at the end of each quarter. These numbers include employees of the branches in France and in the French overseas territories and departments.

XXXIV   CONSOLIDATION

Sodexho Alliance is consolidated in the accounts of Bellon SA, which has its headquarters at 2, place d’Arvieux in Marseille.

XXXV   TABLE OF SUBSIDIARIES AND ASSOCIATES

The exchange rates used in the table of subsidiaries and associates are the following:

Country	Currency	Unit	=	Average rate	Closing rate

AFRICA	CFA Franc (thousands)	1 CFA	=	1.5245	1.5245

ALGERIA	Dinar (thousands)	1 DZD	=	11.4259	11.3743

ARGENTINA	Peso	1 ARS	=	0.2836	0.2755

AUSTRALIA	Dollar	1 AUD	=	0.5973	0.5781

CHILE	Peso (thousands)	1 CLP	=	1.3246	1.3209

CZECH REPUBLIC	Czech crown (thousands)	1 CZK	=	31.0349	31.3696

HUNGARY	Forint (thousands)	1 HUF	=	3.9131	4.0120

JAPAN	Yen (thousands)	1 JPY	=	7.6116	7.5160

KUWEIT	Dinar	1 KWD	=	2.8138	2.8019

MALAYSIA	Ringgit	1MYR	=	0.2184	0.2184

MEXICO	Peso	1 MXN	=	0.0738	0.0726

NIGERIA	Naira (thousands)	1 NGN	=	6.1512	6.2399

POLAND	Zloty	1 PLN	=	0.2149	0.2243

POLYNESIA	CFP Franc	1 XPF	=	0.00838	0.00838

QATAR	Rial	1 QAR	=	0.2281	0.2268

SAUDI ARABIA	Rial	1 SAR	=	0.2212	0.2202

SINGAPORE	Dollar	1 SGD	=	0.4847	0.4818

SLOVENIA	Tolar (thousands)	1 SIT	=	4.2059	4.1670

SOUTH AFRICA	Rand	1 ZAR	=	0.1248	0.1236

SWEDEN	Crown	1 SEK	=	0.1095	0.1096

TANZANIA	Shilling (thousands)	1 TZS	=	0.7654	0.7641

UNITED KINGDOM	Pound sterling	1 GBP	=	1.4706	1.4804

UNITED STATES OF AMERICA	Dollar US	1 USD	=	0.8296	0.8257

EURO AREA	Euro	1 EUR	=	1.0000	1.0000

Table of subsidiaries and associates (continued)

(In thousands of euros)	Common stock	Other shareholders’ equity*	Percentage of shares held	Book value of investment		Loans and advances given, net	Amount of guarantees given	Revenues from most recent fiscal year*	Profit from most recent fiscal year*	Dividends received during fiscal year

				Cost	Net book value

DETAILED INFORMATION

• French subsidiaries

ASTILBE	302,488	(2,551)	100.00%	304,489	304,489	43,213			9,576	9,068

UNIVERSAL SODEXHO SAS	31,712	18,259	99.99%	31,400	31,400	13			(1,523)

GARDNER MERCHANT GROUPE	34,330	(33,627)	100.00%	12,348	12,348	205		17	532

HOLDING ALTYS	8,016	7,730	100.00%	8,016	8,016	280			4,546	2,194

HOLDING SOGERES	6,098	7,209	100.00%	104,702	104,702	3,650			3,961

SODEXHO IS & T	6,500	1,699	100.00%	6,500	6,500	605			1,474	423

SOCIETE FRANCAISE DE RESTAURATION	10,643	2,400	93.49%	12,553	12,553	5,858		473,855	12,101	6,897

SOCIETE FRANCAISE DE RESTAURATION ET SERVICES	1,899	1,386	86.20%	9,649	9,649			179,417	54

SOFINSOD	21,111	63,379	100.00%	71,765	71,765	12			(7,947)	13,036

SODEXHO PASS INTERNATIONAL	87,780	(19,982)	88.24%	77,458	77,458	81	12,700		12,294	16,605

OUEST CATERING SAS	516	224	100.00%	9,200	9,200			945	(1,095)

• French equity investees

SOGERES	1,941	135,927	39.98%	72,570	72,570	1,186		363,980	7,427	2,576

• Foreign subsidiaries

SODEXHO HOLDINGS LIMITED	463,064	408,123	79.41%	557,528	557,528	666	4,737		(4,635)

CIE FINANCIERE AURORE INTERNATIONAL	58,007	85,036	99.99%	68,918	68,918				366	2,000

SODEXHO SCANDINAVIAN HOLDING AB	58,074	(18,666)	100.00%	86,089	86,089		24,654	330,022	4,351

SODEXHO ESPANA	3,467	913	98.86%	26,804	26,804	12		100,304	2,084

SODEXHO CATERING & SERVICES GMBH	1,022	6,506	100.00%	37,507	37,507	10		128,899	5,954

UK DETENTION SERVICES	22	5,655	100.00%	9,430	9,430		75,203	32,700	2,410	2,081

SODEXHO Belgique	4,299	8,162	92.84%	26,887	26,887			175,773	4,407	3,388

SODEXHO VENUES AUSTRALIA PTY	17,752	(9,783)	100.00%	21,729	6,767			15,456	839

SODEXHO AUSTRALIA	27,613	(4,664)	100.00%	36,378	36,378		10,984	37,672	119

SODEXHO, INC.	124	1,399,025	100.00%	2,377,539	2,377,539	127,005	748,989	4,759,886	83,431

SODEXHO CHILE	9,471	7,937	99.61%	10,911	10,911		5,179	119,887	752

SODEXHO MEXICO	9,448	(4,766)	99.99%	8,673	5,533			18,349	692

SODEXHO AWARDS	20	35,130	100.00%	83,997	42,440				3,014

TOTAL

• Other French subsidiaries				16,767	10,561	3,353	2,133			10,186

• Other foreign subsidiaries				63,639	50,233	562	17,906			17,148

• Other French associates				431	41	2,715	383

• Other foreign associates				3,701	3,086	446	250,917			72

TOTAL				4,157,578	4,077,302	189,872	1,153,785			85,674

* Based on the Group’s consolidated accounts.

Statutory Auditor's Report on the Financial Statements

General report

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Meeting we hereby report to you, for the year ended 31 August 2004 on:

  the audit of the accompanying financial statements of Sodexho Alliance S.A.,in Euro, the justification of our assessments,
  the specific verifications and information required by law.

These financial statements have been approved by the Board. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as of 31 August 2004, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

II - Justification of our assessments

In accordance with the requirements of Article L.225-235 of the Code de Commerce (French Commercial Code) relating to the justification of our assessments, we bring to your attention the following matter:

-	The Company has valued financial investments held in accordance with the accounting principles set out in note 6 of the summary of significant accounting policies in the notes to the financial statements. We performed procedures in order to assess the data and assumptions on which the valuations were based and reviewed the calculations made by the Company.

These assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III - Specific verifications and information

We have also performed the specific verifications required by law in accordance with the professional standards applicable in France.
We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.
In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders and disclosures as to the acquisition of shares and controlling interests.

Paris and Paris La Défense, November 16, 2004

KPMG Audit
PricewaterhouseCoopers Audit		Department of KPMG S.A.

Gérard Dantheny	Hubert Toth	Patrick-Hubert Petit
Partner	Partner	Partner

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Special Report

Ladies and Gentlemen,

In our capacity as Statutory Auditors, we hereby report on the regulated agreements.

It is not our responsibility to identify any undisclosed agreements but to report to shareholders, based on the information provided to us, the principal terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate for approval.

We have not been informed of any new agreement covered by Article L.225.38 of the Commercial Code.

In application of the decree of March 23, 1967, we were also advised of the following agreement which was entered into in prior years, and which remained in force during the year.

  Contract for assistance and advisory services between Bellon S.A. and Sodexho Alliance. Directors concerned: Pierre Bellon, Rémi Baudin, Bernard Bellon, François-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon.
  During 2003/2004, Bellon S.A. invoiced Sodexho Alliance EUR 3,052,400 excluding VAT.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we perform procedures in order to verify the consistency of the information disclosed to us with the source documents.

Paris and Paris La Défense, November 16, 2004

The Statutory Auditors

PricewaterhouseCoopers		KPMG Audit
Department of KPMG S.A.

Gérard Dantheny	Hubert Toth	Patrick-Hubert Petit

This is a free translation of the original French text for information purposes only.

ADDITIONAL INFORMATION REGARDING THE STATUTORY FINANCIAL STATEMENTS

1.   Company five year financial summary

(in euros)	2004(1)	2003	2002	2001	2000

SHARE CAPITAL AT CLOSE OF FISCAL YEAR

Common stock	636,105,652	636,086,260	636,085,664	630,238,616	537,400,464

Number of ordinary shares outstanding	159,026,413	159,021,565	159,021,416	157,559,654	33,587,529

Number of preferred shares outstanding (without voting rights)	-	-		-	-

Maximum number of potential additional common shares

• Through conversion of bonds	-	-		-	-

• Through exercise of warrants and options	-

- Warrants	-	6,243,718	6,243,868	6,297,613	1,619,042

- Options	-	93,248	107,563	162,221	202,512

ACTIVITY AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR

Revenues	47,277,612	65,741,805	81,445,451	77,091,292	80,619,887

Earnings before income tax, employee profit sharing and increase in amortization and provisions	65,462,209	77,398,525	61,644,829	769,352,263	72,493,446

Income tax	18,321,581	21,151,093	(34,846,665)	(19,090,835)	(288,736)

Employee profit sharing	-	-	-	-	-

Earnings after income tax, employee profit sharing and increase in amortization and provisions	87,490,294	79,261,607	58,760,428	855,076,573	(15,222,658)

Distributed net income	111,318,489	97,003,155	97,003,064	89,009,481	75,236,065

EARNINGS PER SHARE

Earnings after income tax and employee profit sharing but before increase in amortization and provisions	0.53	0.62	0.61	5.00	2.17

Earnings after income tax and employee profit sharing and increase in amortization and provisions	0.55	0.50	0.37	5.43	(0.45)

Net dividend per share (in euro)	0.70	0.61	0.61	0.56	2.24

EMPLOYEES

Average number of employees during the fiscal year	236	267	333	300	340

Salaries paid in fiscal year	11,336,520	11,939,190	15,786,029	16,444,883	16,523,680

Amounts paid during the year for social charges	4,336,551	4,759,799	6,249,154	6,971,470	6,890,952

(1) Subject to shareholder approval at the Annual Meeting on February 8, 2005.

2. Distribution of earnings

	As of and for the year ended August
(in thousands of euros)	2004(1)	2003	2002	2001	2000

Net income	87,490	79,262	58,760	855,077	(15,223)

Unallocated earnings brought forward	684,765	701,934	739,555	13,194	103,531

Unallocated retained earnings brought forward	1,465	573	1,207(2)	350(2)	122(2)

Increase in legal reserve	(2)	0	(585)	(40,056)	0

Increase in long-term capital gains reserve	0	0	0	0	0

Decrease in long-term capital gains reserve	0	0	0	0	0

DISTRIBUTABLE EARNINGS	773,718	781,769	798,937	828,565	88,430

Payment of net dividend	111,318	97,003	97,003	89,010	75,236

Distribution tax	-	0	0	0	0

Reserves	2	0	0	0	0

Retained earnings	662,398	684,766	701,934	739,555	13,194

NUMBER OF COMMON SHARES	159,026,413	159,021,565	159,021,416	157,559,654	33,587,529

NUMBER OF SHARES WITH DIVIDEND RIGHTS	159,026,413	159,021,565	159,021,416	158,945,502(3)	33,587,529

EARNINGS PER SHARE (in euro)	0.55	0.50	0.37	5.43	-

1)	Subject to shareholder approval at the Next Annual Meeting

2)	Dividends received on Sodexho Alliance treasury shares during the fiscal year

3)	Includes 1,385,848 shares created after the balance sheet date for the Alliance International Employee Stock Option Plan and carrying dividend rights from September 1, 2000

3.   Inventory of shares and securities

I) Subsidiaries and associates

1- FRENCH ENTITIES

Number of shares		Net book value As of Aug. 31, 2004

**Subsidiaries :

3 024 875	ASTILBE	304 488 634,39
399 994	HOLDING SOGERES	104 701 908,22
4 841 098	SODEXHO PASS INTERNATIONAL	77 457 572,12
1 319 444	SOFINSOD	71 765 327,49
1 982 004	UNIVERSAL SODEXHO SAS	31 399 858,01
621 891	S. F. R.	12 553 440,59
2 251 135	GARDNER MERCHANT GROUPE	12 348 365,05
109 154	S. F. R. S.	9 649 360,02
2 503	OCF OUEST CATERING SAS	9 200 000,00
500 978	HOLDING ALTYS	8 015 648,00
1 625 000	SODEXHO SYSTEME D'INFORMATION	6 500 000,00
6 287	STE RESTAURATION FRANCAISE	2 708 105,86
139 618	S. F. S.	2 377 241,49
74 975	COMREST	1 142 986,51
19 998	C I R	787 010,41
49 994	S H T DE GUYANE	762 153,61
38 997	SIGES	608 209,06
387 000	SODEXHO AMERIQUE DU SUD	387 000,00
2 490	S T N B	335 486,25
2 808	SXO NLE CALEDONIE	296 926,88
2 494	CATESCO	285 262,07
10 811	EMIS	172 599,21
16 076	SIR	115 298,86
7 494	SODEX'NET	114 320,91
6 500	OTHER < 100 000 € (NET VALUE)	290 488,54

**ASSOCIATES :

46 000	SOGERES	72 570 000,00
	OTHER < 100 000 € (NET VALUE)	42 391,84

	TOTAL FRENCH ENTITIES	731 075 595,39

2-FOREIGN ENTITIES

**SUBSIDIARIES:

195	SODEXHO INC	2 377 539 201,80
407 903 301	SODEXHO HOLDINGS LIMITED	557 528 036,81
5 300 000	SODEXHO SCANDINAVIA	86 089 348,81
136 607	COMPAGNIE FINANCIERE AURORE	68 918 257,16
1 835 000	SODEXHO AWARDS	42 440 043,47
1	EIRING CATERING GMBH	37 506 818,67
62 752	SODEXHO AUSTRALIE	36 378 141,21
29 046	SODEXHO BELGIQUE	26 887 366,12
11 407	SODEXHO ESPANA	26 804 145,74
50 700	SODEXHO BOATEL CHILI	10 910 840,60
15 000	U.K. DETENTION SERVICES LTD	9 430 425,92
37 200	SODEXHO VENUES AUSTRALIA	6 766 577,27
86 662 670	SODEXHO MEXICO	5 532 664,18
298 500	OY POLARKESTI AB	4 956 749,53
20 550 102	SODEXHO INDIA	4 667 880,79

1 860 040	SODEXHO ITALIA	4 029 452,24
36 000 000	SODEXHO HONG KONG	3 907 653,34
631 648 096	SODEXHO TOPLU YEMEK	3 335 464,87
45 000	A I M S CORPORATION	2 623 284,81
5 249 975	SODEXHO ARGENTINA S.A.	2 112 158,57
67 643	SODEXHO POLSKA Sp. z.o.o.	2 037 781,60
2 044 348	SODEXHO DO BRASIL	1 891 857,73
56 893	SODEXHO CATERING SPOL S.R.O	1 690 781,56
76 993	SODEXHO HELLAS	1 689 260,46
161 966	SODEXHO MAROC	1 590 873,37
159 999 999	SODEXHO NIGERIA	1 513 074,42
36 000	SODEXHO PORTUGAL II	1 409 000,00
100 000	SODEXHO MAGYARORSZAG	1 309 923,97
104 648 427	SODEXHO SLOVENIE	1 018 458,94
	SODEXHO GUANGZHOU MANAGEMENT SERVICES	1 014 490,76
14 028	SODEXHO MM CATERING GMBH AUTRICHE	987 148,09
29 700	SODEXHO SPOLOCNE	727 602,83
1 032 035	SODEXHO PERU	705 123,48
550 000	SODEXHO SINGAPOUR	652 348,00
270 401	SODEXHO INVERCIONES	600 377,77
	SODEXHO CATERING CO LTD (ZUZHOU)	498 527,06
1 526 805	SODEXHO A.O. MOSCOU	447 887,46
5 000	S.I.S.A.	381 122,54
620 000	SODEXHO COSTA RICA	348 130,49
	SHANGHAI SODEXHO MANAGEMENT SERVICES C° Ltd	232 828,87
1 398	SODEXHO CAMEROUN	211 797,43
249	SODEXHO PASS CHILE S.A.	186 517,42
2 497	SODEXHO MONACO	177 101,77
500	ABBAR & ZAINY	104 335,39
	OTHER < 100 000 € (NET VALUE)	706 938,82

**ASSOCIATES :

15 384 615	STADIUM AUSTRALIA MANAGEMENT LIMITED	2 562 286,96
1 299 888	SODEX JAPON	2 832 787,75
392	TEYSEER SERVICES QATAR	208 023,77
	SHANGHAI SAIC SODEXHO SERVICES C° Ltd	121 678,67
49	SODEXHO EUROASIA	4 553,76

	TOTAL FOREIGN ENTITIES	3 346 227 133,05

	TOTAL SUBSIDIARIES AND ASSOCIATES	4 077 302 728,44

II) OTHER FINANCIAL INVESMENTS

	OTHER < 100 000 € (NET VALUE)	76 249,73

	TOTAL OTHER FINANCIAL INVESTMENTS	76 249,73

III) DEPOSITS AND MARKETABLE SECURITIES EXCLUDING TREASURY SHARES HELD

9 151	SICAV SAINT HONORE VIE ET SANTE	2 901 507,57
62	KLEBER EURIBOR	11 871 719,70
	OTHER < 100 000 € (NET VALUE)	15 647,45

	TOTAL DEPOSITS AND MARKETABLE SECURITIES	14 788 874,72

4.   Related party transactions

The following contract was continued during fiscal 2004:

-	Contract for assistance and advisory services between Bellon S.A. and Sodexho Alliance. Directors concerned: Pierre Bellon, Rémi Baudin, Bernard Bellon, François-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon. During fiscal 2003, Bellon S.A. invoiced Sodexho Alliance EUR 3,052,400 excluding VAT.

General information about SODEXHO ALLIANCE

The following information is derived from Sodexho Alliance’s bylaws, a copy of which is available on our website, www.sodexho.com.

Legal name, headquarters

Legal name: Sodexho Alliance SA
Registered office: 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France

Legal form

Sodexho Alliance is a société anonyme (joint-stock corporation), governed by articles L.210-1 to L.247-9 of the French Commercial Code and by Decree 67-236 of March 23, 1967.

Nationality
French

Duration (article 5 of the bylaws)

“The Company's duration is 99 years from December 31, 1974, subject to extension or earlier winding up.”
Term: December 30, 2073.

Purpose (article 2 of the bylaws)

“The purpose of the Company shall be, in France, in the overseas territories and abroad, directly or indirectly, either on behalf of others, or on its own or through partnerships with others,

the study and carrying out of all services to be performed in connection with contract catering, running all restaurants, bars, hotels and in general all business related to catering, hostelry, tourism, leisure and services, their property and financing, providing all or part of the relevant services connected with cleaning and management of sites, or office, commercial, industry, leisure, health and education buildings, and services connected with cleaning and management of all or part of facilities included in the buildings hereof,

-	providing installation, maintenance, repair and replacement services related to any type of facilities,
-	the economic, financial and technical study of all projects and services connected with the performance, organization and operation of the above defined businesses and specifically, all transactions involving building and all opinions and assistance connected hereof,
-	the creation of all new companies and the holding in any manner in any company, whatever purpose they have,
-	and in general all civil, commercial, industrial, financial and property transactions (movable and immovable) directly or indirectly related to the aforementioned purposes.”

Registration

Sodexho Alliance is registered in Versailles under no. 301 940 219.

Business identifier code (APE): 741 J

Consultation of legal documents

The bylaws, minutes of Annual Meetings, Auditors’ Reports and other legal documents concerning the Company are available for consultation (preferably on appointment) at the Company’s registered office, located at 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France, and are also avaialble on the internet.

Fiscal year (article 17 of the bylaws)

“The fiscal year starts on September 1 of each year and ends on August 31 of the following year.”

Distribution of the profits (except from article 18 of the bylaws)

“(...)	2	“Out of the net profits, reduced by prior losses if there are any, there must first be set aside at least 5% to form the reserve fund stipulated by law; this appropriation ceases to be obligatory when the reserve fund has reached a sum equal to one tenth of the registered capital. It is resumed if, for any reason whatever, the reserve has dropped below one tenth of the registered capital

	3	The distributable profit is constituted by the net profit of the fiscal year, reduced by previous losses, and by the amount set aside for the legal reserve if required, and increased by the credit balances carried forward to the next account.

Out of the distributable profit, the following amounts are successively appropriated:

		a)	any sum which the Annual Shareholders’ Meeting - on proposal of the Board of Directors - will decide to carry forward to the following fiscal year or to assign to the creation of any extraordinary or special reserve funds, any provident or other funds with a special assignment or not.

		b)	the surplus is distributed among the shareholders (…)”.

Shareholders’ Meetings (except from article 16 of the bylaws)

1.	“Shareholders’ Meetings are convened and discuss business under the conditions provided for by law. They take place at the head office or at any other place specified in the call to meeting.

Shareholders who participate in a Shareholders’ Meeting through videoconferencing or other telecommunications technology enabling their identification, as defined and described in prevailing legislation, are considered as present for the calculation of the Meeting’s quorum and voting majority requirements.

2.	All shareholders of record, or who supply evidence of the deposit of their bearer shares two days before the Meeting (or on or by such record date nearer the meeting as the Board may fix) are entitled to attend Shareholders’ Meetings in person or by proxy and to vote thereat, however many shares they hold, provided that all payments called up on their shares have been timely made.

The right to attend or to be represented by proxy at the shareholders annual general meeting is subordinated to :

	-	the registration of the shareholder when they are owners of registered shares,

	-	the justification of the locking up of their shares when they are holders of bearer shares.

These formalities have to be carried out two days before the shareholders annual general meeting. However, the board of directors has the ability to reduce this delay. The Board of Directors may issue personal, non-transferable admission cards to the shareholders:

During a Shareholders’ Meeting, the personal attendance of the shareholder cancels all proxies or previous votes exercised by mail.

Any vote made by mail shall be deemed as valid if received by the Company at least three days prior to the date of the Meeting.
In case of conflict between these two ways of voting, the proxy shall prevail, subject to the votes made by mail.

3.	Shareholders’ Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by the Vice- Chairman if any or else by the senior director present at the Meeting.

4.	If no senior director is present, the Meeting itself elects a Chairman.”

Double voting rights (except from article 16 of the bylaws)

“A right to a double vote, in addition to that conferred to the other shares, with regard to the proportion of the issued capital they represent, is conferred:

-	upon all fully discharged shares for which a registered inscription will have been valid for a period of four years at least in the name of the shareholder himself,

-	upon registered shares conferred freely upon a shareholder, in the case of a share issue paid up by capitalizing reserves, at the rate of former shares for which the shareholder profits from this right.”

Disclosure thresholds (except from article 9 of the bylaws)

-	If a shareholder owns directly or indirectly a number of shares representing 2.5% of the capital or any multiple thereof, he must inform the Company by registered mail within fifteen days or the shares exceeding the portion that should have been declared may be deprived of the voting right. Shareholders must also inform the Company if they cross one of the above-mentioned thresholds as a result of reducing their holdings.

General information concerning the issued capital

There are no bylaws concerning changes in the issued capital and voting rights

Five-year summary of shares and share equivalents

	2004	2003	2002	2001	2000

CAPITAL AT AUGUST 31

	EUR	EUR	EUR	EUR	EUR
Issued capital	636,105,652	636,086,260	636,085,664	630,238,616	537,400,464

Common shares outstanding	159,026,413	159,021,565	159,021,416	157,559,654	33,587,529

Non-voting preferred shares outstanding	0	0	0	0	0

Potential additional shares to be
created through:
- conversion of bonds	0	0	0	0	0
- exercise of warrants and stock options :
exercise of warrants	0	374,773	374,782	378,008	396,824
stock options	0	93,248	107,563	162,221	202,512

Five-year summary of changes in issued capital

Date	Type of transaction	Shares created	Aggregate par value of new shares (FRF until Aug. 31, 1999)	Additional paid-in capital (FRF until Aug. 31, 1999)	Shares outstanding after new issue	New issued capital (FRF until Aug. 31, 1999)

Aug. 31,	Exercise of warrants
1999	(38) and stock options	29,379	EUR 470,084	EUR 451,836.64	33,495,697	EUR 535,931,152
	(29,224)

	Exercise of warrants
Dec. 9, 1999	(4) and stock options	71,484	EUR 1,143,744	EUR 1,178,109.76	33,567,181	EUR 537,074,896
	(71,468)

Aug. 31,	Exercise of stock	20,348	EUR 325,568	EUR 1,068,228.90	33,587,529	EUR 537,400,464
2000	options (20,348)

Oct. 13,	Exercise of stock	1,552	EUR 24,832	EUR 58,950.13	33,589,081	EUR 537,425,296
2000	options (1,552)

	Exercise of stock
Dec. 6, 2000	options (18,020)	18,020	EUR 288,320	EUR 591,737.50	33,607,101	EUR 537,713,616

	Exercise of warrants
March 7,	(22) and Stock options
2001	(72,624)	101,112,159	EUR 1,163,724	EUR 2,091,163.19	134,719,260	EUR 538,877,040
	Four for one stock split

	Exercise of warrants
May 14,	(16,062) and Stock	273,116	EUR 1,092,464	EUR 5,844,314	134,992,376	EUR 539,969,504
2001	options (6,256)
	ESOP (4,728)

July 4, 2001	Issue of new shares	22,498,729	EUR 89,994,916	EUR 922,447,889	157,491,105	EUR 629,964,420

	Exercise of warrants
Aug. 31,	(2,732) and Stock	68,549	EUR 274,196	EUR 1,349,699.44	157,559,654	EUR 630,238,616
2001	options (23,034)

Oct. 18,	International ESOP	1,385,848	EUR 5,543,392	EUR 51,985,486.89	158,945,502	EUR 635,782,008
2001

	Exercise of warrants
Jan. 11,	(150) and Stock	14,852	EUR 59,408	EUR 314,564.28	158,960,354	EUR 635,841,416
2002	options (12,353)

	Exercise of warrants
Aug. 31,	(3,076) and Stock	61,062	EUR 244,248	EUR 1,287,974.68	159,021,416	EUR 636,085,664
2002	options (9 816)

Aug. 31,	Exercise of warrants	149	EUR 596	EUR 3,082.05	159,021,565	EUR 636,086,260
2003	(9)

Aug. 31,	Exercise of warrants	4,848	EUR 19,392	EUR 100,338.86	159,026,413	EUR 636,105,652
2004	(291)

Share equivalents

-	Warrants

	On June 7, 2004 warrants issued in 1996 reached maturity. At this date, 374,482 bonds had not been exercised.

	Number of warrants issued in 1996:	400,000

	Warrants outstanding as of June 7, 2004 :	374,482

	Warrants outstanding as of August 31, 2004 :	0

-	Employee stock purchase options

The Annual Meeting of February 26, 2001 authorized the Board of Directors to purchase Sodexho Alliance shares on the open market for grant to employees under the Company’s stock purchase option plans. This authorization was renewed by shareholders at the Annual Meetings of February 4, 2003 and of February 3, 2004.

A total of 5,669,293 options were outstanding as of August 31, 2004, representing an aggregate amount of EUR 178,897,891.

No other share equivalents are outstanding.

Un-issued authorized capital

The Extraordinary Meeting of February 3, 2004 authorized the Board of Directors to increase the share capital, on one or several occasions through the issuance of shares and share equivalents, to be paid in cash or by capitalizing the paid-in surplus, retained earnings or otherwise. The aforementioned transactions may be effected with or without preemptive rights and, in the second case, with a priority right. All transactions must comply with the following limitations :

Type of capital increase	Maximum aggregate par value authorized for issued capital	Authorization date	Expiration date

Authorization with preemptive rights
- Issuance of shares, in cash, or through warrants	EUR 63 million (1)	February 3, 2004	April 3, 2006
or securities
- Issuance of debt securities	EUR 570 million (1)	February 3, 2004	April 3, 2006
Authorization without preemptive rights
- Issuance of shares, in cash, through warrants or	EUR 63 million (1)	February 3, 2004	April 3, 2006
securities
- Issuance of debt securities	EUR 570 million (1)	February 3, 2004	April 3, 2006
Authorizations to issue employee shares
- Options to subscribe or purchase shares	3% of capital	February 3, 2004	April 3, 2007
- In accordance with art. L 225-138 c.com and L	(2)	February 3, 2004	April 3, 2006
443-5 c.trav
- In connection with the Employee Stock Purchase	EUR 40 million (3)	February 3, 2004	February 4, 2009
Plan

(1)	These amounts may not be cumulative
(2)	Capital increases, in favor of employees, may not exceed 1% of the actual increase mentioned above
(3)	The current number of options held directly and indirectly by employees in the Employee Stock Purchase Plan may not exceed 5% of the share capital

Shareholder structure

Issued capital
At August 31, 2004, Sodexho Alliance had issued capital of EUR 636,105,652, divided into 159,026,413 shares of common stock with a par value of EUR 4 each, all in the same class and fully paid.

Holders of fully paid shares may elect to hold them in registered or bearer form identifiable under laws and regulations prevailing in France, and in particular under article L.228-2 of the French Commercial Code.

The most recent Euroclear survey found 38,835 holders of bearer shares and 1,108 holders of registered shares.

Shareholder structure at August 31, 2004

Known shareholders

Shareholder	Number of shares	% shares	% voting rights

Bellon SA	61,269,416	38.53	39.88
Employees	2,703,578	1.70	2.38
Caisse des Dépôts et Consignations	7,466,574	4.69	6.26
Arnhold and S. Bleichroeder Advisers	7,157,450	4.50	4.29
Public	77,395,624	48.67	47.19
Sodexho Alliance	3,033,771	1.91	0

Total	159,026,413	100.00	100.00

There is no shareholders’ pact.

Changes in shareholder structure

	Aug. 31, 2004		Aug. 31, 2003		Aug. 31, 2002		Aug. 31, 2001

	% shares	% voting rights	% shares	% voting rights	% shares	% voting rights	% shares	% voting rights

Bellon SA	38.53	39.88	38.63	39.23	38.69	39.77	39.95	38.13

Employees	1.70	2.38	1.67	2.31	1.63	2.30	0.84	1.60

Caisse des Dépôts et	4.69	6.26	5.23	6.65	4.68	6.21	3.21	4.89
Consignations

Public*	53.17	51.48	51.35	49.91	51.41	49.93	53.09	51.18

Sodexho Alliance	1.91	0	1.59	0	1.70	0	0.41	0

* Including the percentage of shares held by Arnhold and S. Bleichroeder Advisers

Disclosure thresholds

If a shareholder owns directly or indirectly a number of shares representing 2.5% of the capital or any multiple thereof, he or she must inform the Company by registered mail within fifteen days or the shares exceeding the portion that should have been declared may be deprived of the voting right. Shareholders must also inform the Company if they cross one of the above-mentioned thresholds as a result of reducing their holdings.

As of August 31, 2004 the only shareholders other than Bellon SA which have declared that they hold more than 2.5% of the capital are:
  Caisse des Dépôts et Consignations, 4.69% of the share capital and 6.26% of voting rights
  Arnhold and S. Bleichroeder Advisers, on behalf of different funds they manage (including the First Eagle Funds, Inc) 4.50% of the share capital and 4.29% of voting rights. As of October 27, 2004, they held 8,355,450 shares representing 5.25% of the share capital and 5.01% of the voting rights.
Information about shareholders

Pursuant to the law, the Company is entitled to obtain information about the holders of shares and share equivalents conferring on their holders the immediate or ultimate right to vote at Shareholders’ Meetings.

Employee stock ownership

-	Share issues in connection with the Group Employee Stock Ownership Plan.

The Extraordinary Meeting of February 3, 2004 renewed the authorizations given to the Board at the February 23, 1993, February 13, 1996, February 21, 2000 and February 4, 2003 Extraordinary Shareholders’ Meetings to issue new Sodexho Alliance SA shares to Group employees in France through the employee stock ownership plan.

The Board of Directors has acted on this authorization as follows:

-	On October 8, 1993, a total of 88,000 new shares were subscribed at a price of EUR 120.

-	On October 7, 1994, a total of 25,000 new shares were subscribed at a price of EUR 112.

-	On October 23, 1995, a total of 48,697 new shares were subscribed at a price of EUR 148.

-	On June 14, 1996, the Board approved the creation of a new employee stock ownership plan through the purchase of Sodexho SA shares on the Paris Bourse. Payments into the plan allowed for the acquisition of 16,856 shares.

-	On October 23, 1997, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments into the plan allowed for the acquisition of 16,420 shares,

-	On October 22, 1998, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments were made into the plan in December 1998.

-	On October 21, 1999, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments were made into the plan in December 1999.

-	On December 6, 2000, the Board approved the creation of a new employee stock ownership plan through the subscription of Sodexho Alliance shares. Payments into the plan allowed for the issue of 4,728 shares.

Acting on the authorization granted by shareholders at the Extraordinary Meeting of December 18, 2000, the Board offered an International Employee Stock Ownership Plan (ESOP) to 150,000 employees in 22 countries. On October 18, 2001, the Board of Directors placed on record the resulting purchase by 18,726 employees of 1,385,848 shares, each with a par value of EUR 4. The subscription price was EUR 44.10 per share in the United States and EUR 41.51 per share in all other countries. The International ESOP is described on page 78 of the Financial Review in the fiscal 2001 Annual Report.

Stock market data

1.	The SODEXHO ALLIANCE share

The Sodexho Alliance share is listed on the Euronext Paris First Market, where it is traded individually under Euroclear code FR 0000121220.

18-month trading data

Date	Price (in euro)			Average daily trading volume (in thousands of euros)

	Highest	Lowest	Average (1)

2003

May	22.56	19.48	20.52	20,985
June	24.49	20.88	23.25	19,148
July	25.70	23.06	24.35	17,171
August	27.36	24.46	25.62	15,186
September	28.15	23.00	25.30	18,949
October	24.50	21.68	22.90	17,972
November	24.75	22.26	23.46	22.722
December	24.48	23.10	23.76	12.245

2004

January	25.70	23.12	24.50	23.003
February	26.72	23.25	25.02	21.144
March	27.16	23.41	25.31	26.649
April	26.05	22.91	24.00	24.812
May	23.63	20.54	21.52	18.831
June	21.76	20.16	21.07	16.533
July	24.00	21.03	22.60	17.260
August	22.78	20.57	21.55	10.385
September	22.48	20.70	21.63	17,888
October	22.50	19.37	20.32	15,627

(1) Average monthly closing prices.

2.	Equity warrants

The equity warrant attached to the bonds issued on May 22, 1996 is listed on the Euronext Paris Official Market, where it is traded under Euroclear code FR 0000273559 until June 7, 2004. Following the December 1997 share issue, the April 1998 bonus share issue and the four-for-one stock split on March 7, 2001, each warrant now gave the right to subscribe 16.66 shares at a price of EUR 412 until June 7, 2004.

Conforming to Sodexho Alliance’s notice dated May 21, 1996, and approved by the AMF (known at the time respectively as Sodexho SA and COB), the warrants expired on June 7, 2004. The warrants that were not exercised were delisted.

18-month trading data

Date	Price (in euro)			Average daily trading volume (in thousands of euros)

	Highest	Lowest	Average (1)

2003

May	45	32	36.43	16
June	54	35	47.44	24
July	63	45	53.27	20
August	69	52	57.26	12
September	75	41	56.59	22
October	47	26	34.04	21
November	36	25	31.41	12
December	36	25	28.73	7

2004

January	34	25	28.37	11
February	30	21	25.48	11
March	35	21	27.54	28
April	26	10	18.98	18
May	3.01	0.01	1.21	2
June	0.01	0.01	0.01	0.02

(1) Average monthly closing prices.

Resolutions to be Presented at the Annual Shareholders’ Meeting of February 8, 2005

First Resolution

(Approval of the financial statements – Discharge to directors)

The Shareholders’ Meeting, having heard the reports of the Board of Directors and the Auditors, approves the statutory financial statements of Sodexho Alliance for the year ended August 31, 2004, as presented by the Board of Directors, which show net income for the year of EUR 87,490,294. The meeting also approves the consolidated financial statements for the year, showing consolidated net income of EUR 183 million.

The Shareholders’ Meeting acknowledges that the Directors have discharged their duties for the year ended August 31, 2004.

2nd Resolution

(Income appropriation)

In accordance with the proposal made by the Board of Directors, the Shareholders’ Meeting resolves:

To appropriate net income for the year ended August 31, 2003

in the amount of:	EUR 87,490,294.00

plus retained earnings brought forward from the prior year of:	EUR 686,229,882.35

Representing total income available for distribution of:	EUR 773,720,176.35

As follows:

- Legal reserve to raise this reserve to 10% of the new capital	EUR 1,939.00

- Net dividend	EUR 111,318,489.10

(Dividends on the 159,026,413 shares in issue, representing EUR 0.70 per share).

Retained earnings	EUR 662,399,748.25

Total:	EUR 773,720,176.35

The dividend will be paid as from March 4, 2005.

Dividends paid by the Company for the last three years were as follows:

	2002-2003	2001-2002	2000-2001

Number of qualifying shares	159,021,565	159,021,416	158,945,502
Dividend before tax credit	0.61	0.61	0.56
Tax credit	0.305	0.305	0.28
Dividend including tax credit	0.915	0.915	0.84

Third Resolution

(Approval of agreements involving directors)

Having heard the Auditors’ special report on agreements governed by Article L.225-38 of the French Commercial Code, the Shareholders’ Meeting approves this report and the agreements referred to therein.

Fourth Resolution

(Authorization to trade in the Company’s shares)

Having heard the report of the Board of Directors and reviewed the information contained in the prospectus approved by the Autorité des Marchés Financiers, the Shareholders’ Meeting authorizes the Board of Directors and any duly authorized representative of the Board to trade in the Company’s shares on the stock market in accordance with the provisions of articles L.225-209 et seq. of the French Commercial Code.

This authorization, which is given for a period of eighteen months, is designed to allow the Company to:

-	Stabilize the Sodexho share price by buying or selling shares through an authorized intermediary under a liquidity contract on the open market, trading against the underlying trend.

-	Optimize the financial management of the Company and the management of its assets and liabilities.

-	Make stock awards to employees, in connection with profit-sharing programs, stock option plans, Employee Stock Ownership Plans or any other program or plan provided for by law.

-	Grant shares to senior managers, as compensation, based on their performance.

-	Remit shares in payment or exchange for shares or assets of another company, in connection with an acquisition or otherwise.

-	Cancel the shares.

-	Hold the shares in treasury stock, or exchange, sell, contribute or transfer them.

The shares may be purchased, sold, exchanged or transferred by any appropriate method, on the stock market or over-the-counter or by means of derivatives. The total number of shares covered by the authorization may be purchased or transferred in a single block purchase or transfer.

The shares may be purchased, sold, exchanged or transferred at any time, subject to compliance with regulatory limits.

The maximum number of shares that may be acquired under this authorization is restricted to 10% of the Company’s issued and outstanding share capital, currently 15,902,641 shares. The aggregate price paid to acquire the shares may not exceed EUR 636 million.

The Shareholders’ Meeting resolves that shares purchased or sold in order to stabilize the market price of Sodexho shares may not be acquired at a price in excess of EUR 40 per share. This maximum price will be adjusted in the case of any transactions that have a dilutive effect on the Company’s capital.

Full powers are given to the Board of Directors and any duly authorized representative of the Board to act on this authorization and to:

-	Place any and all buy or sell orders and enter into agreements for the keeping of records of share purchases and sales as well as any and all other appropriate agreements.

-	Carry out any and all filing and other formalities and generally do whatever is necessary.

This authorization cancels and replaces all earlier authorizations to the same effect, including that given in the fourth resolution of the Annual Shareholders’ Meeting of February 3, 2004.

Fifth Resolution

(Re-election as director of Paul Jeanbart)

The Shareholders’ Meeting re-elects Paul Jeanbart, whose term has expired, for a three-year term expiring at the Annual Shareholders’ Meeting to be called to approve the accounts for the year ending August 31, 2007.

Sixth Resolution

(Re-election as director of François Périgot)

The Shareholders’ Meeting re-elects François Périgot, whose term has expired, for a three-year term expiring at the Annual Shareholders’ Meeting to be called to approve the accounts for the year ending August 31, 2007.

Seventh Resolution

(Re-election as director of Mark Tompkins)

The Shareholders’ Meeting re-elects Mark Tompkins, whose term has expired, for a three-year term expiring at the Annual Shareholders’ Meeting to be called to approve the accounts for the year ending August 31, 2007.

Eighth Resolution

(Election as director of Patricia Bellinger)

The Shareholders’ Meeting elects Patricia Bellinger for a three-year term expiring at the Annual Shareholders’ Meeting to be called to approve the accounts for the year ending August 31, 2007.

Ninth Resolution

(Election as director of Robert Baconnier)

The Shareholders’ Meeting elects Robert Baconnier for a three-year term expiring at the Annual Shareholders’ Meeting to be called to approve the accounts for the year ending August 31, 2007.

Tenth Resolution

(Election as director of Peter Thompson)

The Shareholders’ Meeting elects Peter Thompson for a three-year term expiring at the Annual Shareholders’ Meeting to be called to approve the accounts for the year ending August 31, 2007.

Eleventh Resolution

(Re-appointment of co-Auditors for consolidated and statutory accounts).

The Shareholders’Meeting re-appoints PricewaterhouseCoopers Audit as co-auditors for a six-year term expiring at the Annual Shareholders’Meeting to be called to approve the accounts for the year ending August 31, 2010.

Twelfth Resolution

(Re-appointment of Patrick Frotiée as alternate auditor)

The Shareholders’Meeting re-appoints Patrick Frotiée as alternate auditor for a six-year term expiring at the Annual Shareholders’Meeting to be called to approve the accounts for the year ending August 31, 2010.

Thirteenth Resolution

(Directors’ fees)

The Shareholders’ Meeting resolves to award total annual fees of EUR 450,000 to the directors for the year ending August 31, 2005.

Fourteenth Resolution

(Powers)

The Shareholders’ Meeting grants full powers to the bearer of a copy or extract of the minutes of this Meeting to carry out all necessary formalities.

Responsibility for the Annual Report and the Audit

Supervisor of the annual report registered as “Document de Référence” under French law

The Chairman and Chief Executive Officer of Sodexho Alliance, Mr Pierre Bellon.

“To our knowledge, the information provided in this “Document de Référence” is in accordance with the reality ; it includes all necessary information to allow investors to make their own assessment about the patrimony, the activity, the financial situation, the profits and the outlook of the Company ; there is no omission that would impact this information.”

The Chairman of the Board of Directors

Pierre Bellon

Supervisors of the audit of the accounts

Auditors		First appointed	Term	Appointment expires

Statutory auditors

•	Cabinet PricewaterhouseCoopers Audit	February 22, 1994	6 years	At the General Meeting
	32, rue Guersant			in 2005 to approve the
	75017 Paris			fiscal 2004 accounts
R.C.S. Paris B 622 014 454
•	Cabinet KPMG Audit	February 4, 2003	6 years	At the General Meeting
	2 bis, rue de Villiers			in 2009 to approve the
	F-92309 Levallois-Perret Cedex			fiscal 2008 accounts
R.C.S. Nanterre 775 726 417

		First appointed	Term	Appointment expires

Alternate auditors

•	Monsieur Patrick Frotiée	February 25, 1997	6 years	At the General Meeting
	32, rue Guersant			in 2005 to approve the
	75017 Paris			fiscal 2004 accounts

•	Monsieur Didier Thibaut De Menonville	February 4, 2003	6 years	At the General Meeting
	2 bis, rue de Villiers			in 2009 to approve the
	F-92309 Levallois-Perret Cedex			fiscal 2008 accounts

Statutory Auditor’s Report on the Registration Document (Document de Référence)

Ladies and Gentlemen,

In our capacity as statutory auditors of Sodexho Alliance and in application of COB regulation 98-01, we have verified, in accordance with the professional standards applicable in France, the historical financial information relating to the statutory financial statements of Sodexho Alliance contained in this registration document (document de référence).

This document was prepared under the responsibility of Mr. Pierre Bellon. Our responsibility is to report on the fairness of the financial information included in this document with respect to the financial position and the financial statements of Sodexho Alliance.

Our procedures were conducted in accordance with professional standards applicable in France, and included an assessment of the fairness of the information presented relating to the financial position and the financial statements and its consistency with the audited financial statements on which we have issued a report. Our procedures also included reading the other consolidated financial information appearing in the reference document, in order to identify any material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have detected in reading the other information based on our general knowledge of the company obtained during the course of our engagement. This report does not contain any isolated prospective financial information.

The financial statements and the consolidated financial statements as of August 31, 2002 which were approved by the Board of Directors, were audited by PricewaterhouseCoopers Audit and Olivier Belnet, in accordance with professional standards applied in France. Unqualified audit opinions were issued.
The financial statements and the consolidated financial statements as of August 31, 2003 and 2004 which were approved by the Board of Directors, were audited by PricewaterhouseCoopers Audit and KPMG Audit, in accordance with professional standards applied in France. Unqualified audit opinions were issued.

On the basis of the work performed, we have no matters to report regarding the fairness of this information or its consistency with the consolidated financial statements.

Paris and Paris La Défense, November 16, 2004

PricewaterhouseCoopers Audit		KPMG Audit

Department of KPMG S.A.

Gérard Dantheny	Hubert Toth	Patrick-Hubert Petit
Partner	Partner	Partner

This registration document also includes :

-	The statutory auditors’ general report on the statutory financial statements and their report on consolidated financial statements as at August 31, 2004 (respectively pages 272 and 226 of this document) containing the justification of the auditor’s assessments as required by article L225-235 of the Code of Commerce;

-	The statutory auditors’ report (page 172 of this document), prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the President of the Board of Sodexho Alliance, SA, on the internal control procedures relating to the preparation and processing of financial and accounting information.

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Cross-reference table

In order to make it easier to read the Annual Report, which serves as the Reference Document, the table below provides cross references to the main sections of the instructions for the application of the COB regulation, 98-01.

REFERENCE	PAGES

RESPONSIBILITY FOR THE ANNUAL REPORT

• Opinion of persons responsible for the Document de Référence	295
• Opinion of the Auditors	296
• Investor information	111

GENERAL INFORMATION

ISSUED CAPITAL
• Special clauses	283
• Un-issued authorized capital	285
• Share equivalents	285
• Five-year summary of changes in issued capital	283

STOCK MARKET
• 18-month trading data	289
• Dividends	151

ISSUED CAPITAL AND VOTING RIGHTS

• Shareholder structure and voting rights	286
• Summary of changes in shareholder structure	286
• Shareholder agreement	286

PRESENTATION OF THE ACTIVITIES

• Corporate organization	157,179
• Key figures	5
• Information on operating activities and geographic information	192
• Market and competitive positioning	36-82
• Capital Spending Strategy	239
• Performance indicators	13

RISK MANAGEMENT

• Risk factors	173
- Exchange and interest rate risk	174
- Activity risks	173
- Legal risks	174
- Environmental risks	175
• Insurance and risk coverage	176

ASSETS, FINANCIAL STATEMENTS AND INCOME

• Consolidated Financial Statements and notes	182
• Commitments	213
• Auditors’ fees	104
• Statutory Financial Statements and notes	249

CORPORATE GOVERNANCE

• Operating procedures of the Board of Directors	86,158
• Operating procedures of the committees	86,160
• Board members and corporate officers	86
• Attributed and exercised options for the 10 employees who hold the largest number of options	103
• Related party transactions	279

RECENT CHANGES AND OUTLOOK

• Recent changes	219
• Outlook	154

This document contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "project," "plan," "pro forma," and "intend" or future or conditional verbs, such as "will," "would," and "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.